
11005060


CFS

# Bancorp, Inc.

# 2011

## NOTICE OF ANNUAL MEETING

## PROXY STATEMENT

## 2010 FORM 10-K

**CFS BANCORP, INC.**
**707 Ridge Road**
**Munster, Indiana 46321**
**(219) 836-2960**

March 15, 2011

Dear Shareholder:

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of CFS Bancorp, Inc. The meeting will be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana 46321 on Tuesday, April 26, 2011 at 10:00 a.m., Central Time. The matters to be considered by shareholders at the meeting are described in the accompanying materials.

It is important that you are represented at the meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to vote today via the Internet, by telephone, or by completing, signing, and dating your proxy card and returning it in the postage-prepaid envelope provided even if you plan to attend the meeting. This will not prevent you from voting in person at the meeting but will ensure that your vote is counted in the event you are unable to attend the annual meeting.

On behalf of the Board of Directors and all the employees of Citizens Financial Bank, your continued support of and interest in CFS Bancorp, Inc. is sincerely appreciated.

Best regards,



THOMAS F. PRISBY
*Chairman of the Board and*
*Chief Executive Officer*

# CFS BANCORP, INC.

**707 Ridge Road • Munster, Indiana 46321**

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## NOTICE OF THE 2011 ANNUAL MEETING OF SHAREHOLDERS OF CFS BANCORP, INC.

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| | |
|---|---|
| Date: | Tuesday, April 26, 2011 |
| Time: | 10:00 a.m., Central Time |
| Place: | Center for Visual and Performing Arts<br>1040 Ridge Road<br>Munster, Indiana 46321 |
| Purposes: | 1. To elect two Class III Directors for a three-year term expiring in 2014 and until their successors are elected and qualified;<br>2. To ratify the appointment of BKD, LLP as the independent registered public accounting firm for CFS Bancorp, Inc. for the year ending December 31, 2011;<br>3. An advisory (non-binding) vote on 2010 executive compensation;<br>4. An advisory (non-binding) vote on the frequency of an advisory vote on executive compensation; and<br>5. To transact such other business that may properly come before the meeting and any adjournment or postponement thereof, including whether or not to adjourn the meeting. |
| Who Can Vote: | Shareholders at the close of business on March 4, 2011 are entitled to the notice of and to vote at the meeting and at any adjournments thereof. |
| How You Can Vote: | You may vote in person or by proxy. ***Whether or not you plan to attend the meeting, you are urged to vote your shares via the Internet, by telephone, or by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope.*** Doing so will ensure you are represented at the meeting and allow your shares to be voted should anything prevent your attendance at the meeting. ***Your vote is important and greatly appreciated.*** |

By Order of the Board of Directors,



MONICA F. SULLIVAN
*Vice President - Corporate Secretary*

Munster, Indiana
March 15, 2011

**Your Vote Is Important. Whether you own one share or many shares, your prompt cooperation in voting your proxy is greatly appreciated. Please vote your shares via the Internet, by telephone, or by completing, signing, dating, and returning the executed enclosed proxy card in the postage-prepaid envelope provided.**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 26, 2011. This proxy statement and our annual report on Form 10-K for the fiscal year ended December 31, 2010 are available at *https://materials.proxyvote.com/12525D*.**

## TABLE OF CONTENTS

# CFS BANCORP, INC.

## PROXY STATEMENT

## ANNUAL MEETING OF SHAREHOLDERS

## April 26, 2011

### VOTING AND RELATED MATTERS

This proxy statement is being furnished to the shareholders of CFS Bancorp, Inc. (*Company* or *CFS*) in connection with the solicitation of proxies by the Company's Board of Directors relating to the 2011 annual meeting of shareholders of CFS to be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana 46321 on Tuesday, April 26, 2011 at 10:00 a.m., Central Time. The enclosed proxy is being solicited by our Board of Directors.

**Why am I receiving this proxy statement?**

You are receiving a proxy statement because you owned shares of CFS common stock on March 4, 2011, which is the date that our Board of Directors has fixed as the record date (*Record Date*) for determining shareholders entitled to notice of and to vote at our annual meeting and any adjournment or postponement of the meeting. This proxy statement describes the matters on which we would like you to vote and provides information so that you can make an informed decision. The notice of annual meeting, proxy statement, and proxy card are being mailed to shareholders on or about March 15, 2011.

**What will I be voting on?**

- Election of two Class III Directors for a term of three years (see **Proposal 1 – Election of Directors**)
- Ratification of BKD, LLP as the Company's independent registered public accounting firm for the year ending December 31, 2011 (see **Proposal 2 – Ratification of Independent Registered Public Accounting Firm**)
- An advisory (non-binding) vote on our 2010 executive compensation. (see **Proposal 3 – Advisory (Non-Binding) Vote on Executive Compensation**)
- An advisory (non-binding) vote on the frequency of an advisory vote on executive compensation (see **Proposal 4 – Advisory (Non-Binding) Vote on the Frequency of an Advisory Vote on Executive Compensation**)

**What are the Board of Directors' recommendations on how I should vote my shares?**

Your Board of Directors recommends that you vote your shares as follows:

Proposal 1 — **FOR** the election of each of the Board's nominees (Gregory W. Blaine and Joyce M. Simon) for a three-year term.

Proposal 2 — **FOR** the ratification of the appointment of BKD, LLP as our independent registered public accounting firm for 2011.

Proposal 3 — **FOR** approval of the 2010 executive compensation.

Proposal 4 — **FOR** approval of an annual (every year) vote on the frequency of an advisory vote on executive compensation.

**How will proxies be voted?**

The shares represented by a properly executed and returned proxy card will be voted according to the instructions that you provide. If no instructions are provided on a signed proxy card, the persons named as proxies on the proxy card will vote **FOR** the election of Gregory W. Blaine and Joyce M. Simon as Directors, **FOR** Proposal 2, **FOR** Proposal 3, and **FOR** the Board's recommendation of **1 Year** with respect to Proposal 4.

The Board of Directors does not know of any matter other than those stated in this proxy statement that may come before the annual meeting. If any other matters are properly presented for action at the annual meeting, or at any adjournment or postponement of the meeting, a signed proxy card will confer discretionary authority to the persons named in the proxy card to vote on those matters, including whether or not to adjourn the meeting. It is intended that the persons named as proxies in the proxy card will vote with respect to those matters as recommended by the Board of Directors of CFS or, if no recommendation is given, in their best judgment.

**How do I vote?**

You can vote either in person at the meeting, by proxy without attending the meeting, via the Internet, or by telephone. We encourage you to attend the meeting and urge you to vote by proxy even if you plan to attend so that we will know as soon as possible that enough votes will be present to establish a quorum for us to hold the meeting. If you attend the meeting in person, you may vote by ballot at the meeting even though you signed and returned a proxy. Please contact Monica F. Sullivan, our Corporate Secretary, at (219) 836-2960 if you need directions to the annual meeting.

If you are the record holder of your shares, you can vote by completing, dating, and signing the enclosed proxy card and returning it in the enclosed postage-prepaid envelope. You also may vote your shares by following the instructions contained on the enclosed proxy card to vote via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders using a control number and allow shareholders the opportunity to confirm that their instructions have been properly recorded.

If your shares are held through a broker, bank, or other record holder, you may vote your shares by completing, dating, and signing the voting instruction form that you receive from your broker, bank, or other record holder. You may also be able to vote your shares via the Internet or by telephone in accordance with the instructions provided by your broker, bank, or other record holder.

**Can I change my vote?**

You have the right to revoke your proxy at any time before the meeting by (i) notifying Monica F. Sullivan, our Corporate Secretary, in writing at 707 Ridge Road, Munster, Indiana 46321 or (ii) delivering a later-dated proxy card. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting. If you hold your shares through a broker, bank, or other record holder, please contact your broker or bank for procedures and documentation on how to change your vote.

**How will shares in our 401(k) Retirement Plan be voted?**

If you are a participant in the Citizens Financial Bank 401(k) Retirement Plan *(401(k) Plan)*, you will receive a voting instruction card to use to provide voting instructions to Vanguard Fiduciary Trust Company, the trustee for the 401(k) Plan, for the shares allocated to your account under the 401(k) as of the Record Date. Your voting instructions to the trustee should be completed, dated, signed, and returned in the envelope provided, or you may vote via the Internet or by telephone, by 11:59 p.m. Eastern Time on **April 21, 2011**. ***Please do not return your voting instructions to the Company. Your voting instructions relating to the shares allocated to your 401(k) account will be kept confidential by the trustee and will not be disclosed to any of our Directors, Officers, or employees.***

Unless the terms of the 401(k) Plan or the fiduciary duties of the trustee require otherwise, the trustee will vote the shares allocated to your account under the ESOP and 401(k) in accordance with your instructions received by the trustee in a timely manner. If you do not return your voting instruction card in a timely manner or if you return the voting instruction card unsigned or without indicating how you desire to vote the shares allocated to your 401(k) account, the trustee will vote the shares allocated to your account in the same proportion and in the same manner as the shares with respect to which timely and proper instructions have been received.

**What does it mean if I receive more than one proxy card?**

If you hold your shares in multiple registrations, or in both your own name and through a broker or bank, you will receive a proxy card for each account. Please sign, date, and return all proxy cards you receive. If you choose to vote via the Internet or by telephone, please vote once for each proxy card you receive. Only your latest dated proxy card for each account will be voted.

**How many votes do I have?**

You will have one vote for every share of CFS common stock that you owned on March 4, 2011.

**How many shares are entitled to vote?**

There were 10,919,492 shares of CFS common stock outstanding and entitled to vote at the annual meeting as of March 4, 2011. Each share is entitled to one vote. There is no cumulative voting.

**How many votes must be present to hold the meeting?**

A majority of the votes that can be cast must be present, in person or by proxy, for there to be a quorum to hold the meeting. Proxies received but marked as ABSTAIN and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether a quorum is present.

**How many votes are needed for the proposals to pass?**

***Election of Directors (Proposal 1).*** Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting in which a quorum is present. In other words, the two Director candidates receiving the highest number of FOR votes will be elected. Shareholders may vote FOR election of nominees proposed by the Board, or to WITHHOLD authority to vote FOR one or more of the nominees being proposed. Votes to WITHHOLD and broker non-votes are not counted as a vote FOR or AGAINST that nominee. Brokers who hold shares in "street name" for customers who are the beneficial owners of such shares may not give a proxy to vote those shares for the election of directors absent specific instruction from their customers. See **What is a broker non-vote?** below.

***Ratification of Independent Registered Public Accounting Firm (Proposal 2).*** The ratification of the appointment of BKD, LLP as our independent registered public accounting firm for the year ending December 31, 2011 will be approved if the votes cast FOR the proposal exceed those cast AGAINST it. A proxy card marked as ABSTAIN with respect to this proposal and broker non-votes will not count as a vote FOR or AGAINST the proposal. Brokers who hold shares in "street name" for customers who are the beneficial owners of such shares may give a proxy to vote those shares as to this proposal absent specific instructions from their customers.

***Approval of Executive Compensation (Say-on-Pay) (Proposal 3).*** The approval of the proposal providing an advisory vote of our shareholders on our 2010 executive compensation (also known as *say-on-pay*) requires that the votes cast FOR the proposal exceed those cast AGAINST the proposal. A vote to ABSTAIN and broker non-votes are not treated as a vote FOR or AGAINST, and thus will have no effect on the outcome of the vote. Brokers may not vote shares held by them FOR or AGAINST this proposal without specific instructions from the beneficial owner of the shares. This is an advisory vote, which means it is non-binding on either the Compensation Committee or our Board of Directors. The vote will provide our Board and our Compensation Committee with information relating to the opinions of our shareholders, which the Compensation Committee and the Board will consider as it makes determinations with respect to future action regarding our executive compensation.

***Approval of Recommendation on the Frequency of a Say-on-Pay Advisory Vote (Proposal 4).*** In Proposal 4, we are asking our shareholders to indicate their preference with respect to the frequency with which we will submit the say-on-pay vote to our shareholders. Accordingly, shareholders are being asked, on an advisory basis, to indicate their preference for such a vote once every one (1), two (2), or three (3) years. You may cast your vote on your preferred voting frequency by choosing the option of one (1) year, two (2) years, three (3) years or ABSTAIN from voting. The alternative that receives the highest number of votes cast will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. A vote to ABSTAIN and any broker non-votes will have no effect on the outcome of the vote. Brokers may not vote shares held by them on this proposal without specific instructions from the beneficial owner of the shares. The Board of Directors is recommending that our shareholders approve an annual (once every one (1) year) vote on say-on-pay. Since the say-on-pay frequency vote is an advisory vote, it is non-binding on either the Compensation Committee or our Board of Directors. The Compensation Committee and the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders. However, we will consider the outcome of the vote and the preference of our shareholders in deciding how often we determine to submit an advisory say-on-pay vote to our shareholders.

**What is a broker non-vote?**

A broker non-vote occurs when a broker, bank, or other record holder (typically referred to as being held in "street name") cannot vote on a particular matter because the broker or bank does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner of the shares. Brokers and banks have the discretion to vote shares held in street name on routine matters, but not on non-routine matters. Routine matters include the ratification of the appointment of our independent registered public accountant, but the election of Directors and the say-on-pay and say-on-pay frequency proposals are considered non-routine matters. Thus, if your shares are held in street name and you do not provide instructions to your broker as to how your shares are to be voted in the election of Directors, the say-on-pay proposal, and the say-on-pay frequency proposal, your broker, bank, or other nominee will not be able to vote your shares on these matters at the annual meeting. We urge you to provide instructions to your broker, bank, or other nominee so that your votes may be counted You should vote your shares by following the instructions provided on the voting instruction form that you receive from your broker, bank, or other nominee.

**Who pays for the proxy solicitation cost?**

The Company will pay for expenses incurred for the solicitation of proxies. We contemplate that proxies will be solicited principally through the mail, but some of our Directors and Officers as well as certain of our employees may solicit proxies personally or by telephone, fax, mail, or e-mail without receiving special compensation for these services. In addition to sending you these materials, you may also be solicited through Company press releases and postings on our website, *www.citz.com.*

**Will I receive a copy of the annual report of CFS?**

Our annual report on Form 10-K for the year ended December 31, 2010 is included with this proxy statement. The annual report includes our audited consolidated financial statements, along with other financial information and a list of exhibits, and we urge you to read it carefully. If any shareholder desires a copy of any exhibits filed as a part of the Form 10-K, we will furnish the exhibits upon request without charge.

**Can I access CFS' proxy materials and annual report electronically?**

This proxy statement and our annual report on Form 10-K for the year ended December 31, 2010 are available at *https://materials.proxyvote.com/12525D*. We encourage all shareholders to elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You may choose this option and save your Company the cost of producing and mailing these documents by:

- following the instructions provided on your proxy card or voting instruction form;
- following the instructions provided when you vote over the Internet; or
- going to *https://materials.proxyvote.com/12525D* and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access our proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time by following the instructions on this same website. You do not have to elect Internet access each year.

**What is "householding?"**

We have adopted a procedure called "householding" which has been approved by the SEC. Under this procedure, a single copy of the annual report and the proxy statement will be sent to multiple shareholders sharing the same address and last name unless one of the shareholders at that address notifies us that they wish to receive individual copies. This procedure allows us to save on printing costs and related fees. Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings in any way. Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

**What if I want to receive a separate copy of the annual report and the proxy statement?**

If you are a shareholder of record and you received a single copy of the annual report and the proxy statement at an address that you share with another shareholder, we will promptly deliver a separate copy at your request by writing Monica F. Sullivan, our Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321, calling her at (219) 836-2960, or e-mailing her at msullivan@citz.com. Shareholders of record who share an address and received multiple copies of the annual report and proxy statement may request householding of these materials by contacting Ms. Sullivan.

**How do I revoke my consent to the householding program?**

If you are a holder of record and share an address and last name with one or more other holders of record, and you wish to receive separate annual reports, proxy statements, and other disclosure documents in the future, you must revoke your consent by contacting Illinois Stock Transfer Company toll free at (800) 757-5755 or by writing to Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606-6905. You will be removed from the householding program within 30 days of receiving your householding consent revocation.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker, or other holder of record to request information about householding.

## PROPOSAL 1 - ELECTION OF DIRECTORS

The Corporate Governance and Nominating Committee unanimously recommended to the Board of Directors that Gregory W. Blaine and Joyce M. Simon should be nominated for election as Directors at the annual meeting. The Board accepted the committee's recommendations and unanimously nominated Mr. Blaine and Ms. Simon for election as directors. The proxies solicited will, unless otherwise directed, be voted for the election of the Board's two nominees to serve as Class III Directors for a three-year term expiring in 2014 and until their successors are elected and qualified. Mr. Blaine and Ms. Simon have each consented to be named in this proxy statement as nominees and to serve if elected. All of the Directors of CFS are also Directors of Citizens Financial Bank, CFS' wholly-owned federal savings bank (*Bank*). In addition, Daryl D. Pomranke, who is the President and Chief Operating Officer of CFS and the Bank, Mr. Charles R. Webb and Mr. Frank D. Lester, former directors of CFS Bancorp, Inc., are Directors of the Bank but not CFS. There are no family relationships among any of our Directors or Named Executive Officers.

Your Board of Directors has no reason to believe that either of the nominees are unable to serve or will not serve if elected. If for any reason a nominee becomes unable to serve or unwilling to serve if elected, proxies voted for that nominee may be voted with discretionary authority for a substitute or substitutes that shall be designated and nominated by the Board.

Pursuant to Indiana law and our Articles of Incorporation and Bylaws, our Directors are elected to serve staggered terms and are divided into three classes, with each class being as nearly equal in number as possible, and with the term of office of one class expiring each year. Due to previous changes to the composition of the Board of Directors, as of December 13, 2010, the Board consisted of three Class III Directors (with terms expiring at the 2011 annual meeting), one Class I Director (with a term expiring at the 2012 annual meeting), and two Class II Directors (with terms expiring at the 2013 annual meeting). In an effort to ensure that the Board of Directors consists of three classes divided as evenly as possible, Robert R. Ross, a Class III Director, agreed to resign as a Class III Director effective as of December 13, 2010, subject to the Board of Directors' agreement to appoint Mr. Ross as a Class I Director. On December 13, 2010, the Board of Directors accepted the resignation of Mr. Ross, as a Class III Director with a term expiring at our 2011 annual meeting, and immediately appointed Mr. Ross as a Class I Director to serve for a term expiring at our 2012 annual shareholders meeting. The foregoing events which resulted in Mr. Ross' appointment as a Class I Director enabled the Board to have three evenly divided classes, as required by our Articles of Incorporation and Bylaws.

Currently, six Directors serve on the Board of Directors, including two Class II Directors whose terms expire at the 2013 annual meeting, two Class I Directors whose terms expire at the 2012 annual meeting, and two Class III Directors whose terms expire at this annual meeting.

As described below under **Board Committees and Related Matters — Consideration of Director Candidates**, the Corporate Governance and Nominating Committee seeks a diverse group of Director candidates. Although the Company does not have a formal policy on diversity in board membership, the committee considers nominees who, together with our other Board members, have significant executive and financial experience and demonstrate, among other things, broad industry knowledge, the highest level of personal integrity, independence of judgment, loyalty, and willingness to serve and to commit the necessary amount of time to oversee the Company's affairs. The committee also believes that your Board of Directors should be comprised of individuals with diverse business backgrounds and other differentiating characteristics that can provide a multi-faceted set of perspectives and experience to our Board. The committee applied these factors to our Board and determined that the six Directors, including the two Director nominees, have the breadth of relevant and diverse experience necessary to serve the best interests of our shareholders. In addition to these factors, the individual experience, qualifications, attributes, and/or skills that led the committee to conclude that each incumbent and Director nominee is qualified to serve on our Board is discussed in the following Director biographies.

**Our Board of Directors unanimously recommends that you vote FOR the two nominees listed below and on the enclosed proxy card.**

## DIRECTOR NOMINEES AND DIRECTORS CONTINUING IN OFFICE

| Name | Age | Position(s) Held With CFS Bancorp, Inc. | Director Since | Class | Current Term Expires |
|---|---|---|---|---|---|
| **NOMINEES FOR ELECTION AT THE 2011 ANNUAL MEETING** | | | | | |
| Gregory W. Blaine | 62 | Director | 1998 | III | 2011 |
| Joyce M. Simon | 63 | Director | 2004 | III | 2011 |
| **OTHER BOARD MEMBERS CONTINUING IN OFFICE** | | | | | |
| Gene Diamond | 58 | Director | 1998 | I | 2012 |
| Robert R. Ross | 65 | Director | 2004 | I | 2012 |
| John W. Palmer | 50 | Director | 2010 | II | 2013 |
| Thomas F. Prisby | 69 | Chairman of the Board and Chief Executive Officer | 1998 | II | 2013 |

**Gregory W. Blaine** has been a Director of CFS and the Bank since 1998. Mr. Blaine currently serves as our lead independent Director and serves as a member of our Audit, Compensation, and Corporate Governance and Nominating Committees. Mr. Blaine is the former Chairman and Chief Executive Officer of TN Technologies, Inc., a digital marketing communications company, retiring in 1998. Mr. Blaine also served in various management roles with True North Communications, Inc., the parent company of TN Technologies, from 1979 to 1998, including Director of Global Operating Systems, and a member of the Board of Directors of True North Communications from 1990 to 1997. Mr. Blaine's experience as a member of the Board of Directors, Chief Executive Officer, and other senior management positions of a leading communications firm provides our Board of Directors with essential insight into management, marketing, and public relations matters affecting the Bank. His extensive management experience leads to thought provoking discussions with our Board and management.

**Joyce M. Simon** has been a Director of CFS and the Bank since 2004. Ms. Simon chairs our Corporate Governance and Nominating Committee and is a member of our Audit and Compensation Committees. Ms. Simon has served as the Chief Financial Officer of the John G. Shedd Aquarium since 1992. Ms. Simon previously served as an Audit Partner with Ernst & Young LLP in Chicago, Illinois from 1988 to 1991 where she served a variety of public companies including those in the financial services industry. Ms. Simon's experience provides our Board of Directors with audit, accounting, risk management, and technology expertise. Her familiarity and experience with public company filing requirements and her ability to serve on our Audit Committee were among the reasons for her selection for board membership. Ms. Simon is extremely detail oriented but her keen understanding of strategic versus tactical issues aids us in keeping discussions at the appropriate level.

**Gene Diamond** has been a Director of CFS since 1998 and the Bank since 1994. Mr. Diamond chairs our Compensation Committee. Mr. Diamond serves as the Regional Chief Executive Officer of the Sisters of St. Francis Health Services, Inc., where he is responsible for the hospital group consisting of St. Margaret Mercy Healthcare Centers located in Hammond and Dyer, Indiana; St. Anthony Medical Center in Crown Point, Indiana; St. Anthony Memorial Health Centers in Michigan City, Indiana; and Franciscan Physicians Hospital in Munster, Indiana. From 2001 to 2004, Mr. Diamond served as the Regional Chief Operating Officer of the Sisters of St. Francis Health Services, Inc. Mr. Diamond previously served as Chief Executive Officer of St. Margaret Mercy Healthcare Centers from 1993 to 2004. Mr. Diamond's Chief Executive and large employer experience provides our Board of Directors with an essential resource for human resources related issues. Mr. Diamond's contemplative demeanor and common sense approach provide an added set of skills to our Board.

**Robert R. Ross** has been a Director of CFS and the Bank since 2004. Mr. Ross chairs our Audit Committee and is a member of our Corporate Governance and Nominating Committee and the Bank's Asset Liability Management Committee. Mr. Ross has served as the President of Ross Consulting, a business and financial consulting firm, since 2004. Mr. Ross was an Audit Partner with PricewaterhouseCoopers LLP from 1982 to 2004. While a partner at PricewaterhouseCoopers, Mr. Ross served a variety of public companies including those in the financial and insurance services industries. His internal responsibilities at PricewaterhouseCoopers, among others, included risk management oversight for the Midwest Region Offices of the firm and development of the firm's global independence policies. Mr. Ross has also served as a special accounting advisor to an independent counsel to the SEC in connection with certain investigative matters and has served as an instructor on the performance of integrated audits as prescribed by the Public Company Accounting Oversight Board. Mr. Ross' experience as an Audit Partner provides our Board of Directors with a wealth of highly technical knowledge pertaining to public reporting, audit, accounting, risk management, and internal accounting control issues and procedures. Mr. Ross' ability to serve on the Audit Committee based on his current and past experience is among the reasons he was selected for Board membership. Mr. Ross' involvement in the Northwest Indiana business and not-for-profit communities provides us with added knowledge of this market and has resulted in a significant number of business referrals to the Bank during his tenure as a Director. Mr. Ross has prior experience as director on the board of a number of non-for-profit entities and is also a Trustee Emeritus of Calumet College of St. Joseph.

**John W. Palmer** became a Director of CFS and the Bank in 2010. Mr. Palmer, formerly practiced as a Certified Public Accountant and is the co-founder of PL Capital, LLC., an investment firm specializing in the banking industry. PL Capital focuses on publicly traded banks and thrifts with market capitalizations ranging from $20 million to $5 billion. Prior to co-founding PL Capital in 1996, Mr. Palmer was a director at KPMG LLP, an international public accounting firm, from 1983 to 1996. While at KPMG LLP, Mr. Palmer specialized in commercial banking, consumer finance, thrifts, mortgage banking and discount brokerage, serving public and privately held clients. He has experience with merger and acquisition transactions, public and private securities offerings, and numerous filings with the SEC and regulatory authorities including offerings to convert mutual thrift organizations to stock form companies. Mr. Palmer is the former Chairman of the Board of Directors of Security Financial Bancorp, Inc., a publicly-traded $200 million in assets thrift located in St. John, Indiana. Mr. Palmer also previously served as a director of Franklin Bancorp and its wholly-owned subsidiary Franklin Bank, NA, a $700 million in assets commercial bank located in Southfield, Michigan, where he served on the audit, compensation, and loan committees of the board. Mr. Palmer also served as Chairman of the strategic planning committee of Franklin Bancorp. He formerly served on the Board of Directors of Clever Ideas, Inc., a privately-held specialty finance company located in Chicago, Illinois from 1998 to 2006. Mr. Palmer is an experienced businessperson and is familiar with financial statements.

**Thomas F. Prisby** has been the Chairman of the Board and Chief Executive Officer of CFS since its incorporation in 1998 and of the Bank since 1996. Mr. Prisby has also been a Director of CFS Holdings, Ltd., a subsidiary of the Bank that manages the Bank's investment portfolio, since April 24, 2001. Mr. Prisby was the President and Chief Operating Officer of the Bank from 1989 until becoming Chairman of the Board and Chief Executive Officer in 1996. Prior to joining the Bank, Mr. Prisby worked for six years as an Operations Officer at Crawford Savings, a $400 million thrift located in Chicago, Illinois. Mr. Prisby also worked for 13 years as a certified public accountant at Ernst & Young LLP in various audit, tax, and consulting roles. Mr. Prisby's significant executive, financial, and operational experience with CFS and the Bank, as well as his extensive knowledge of and credibility within the financial services industry and the markets in which we operate, provide our Board of Directors with critical insights into our operations, opportunities, and challenges. Mr. Prisby brings over 45 years of bank management experience which encompasses many varying economic cycles that we believe is imperative given today's economic and regulatory environment. Mr. Prisby's active community involvement within our markets and his familiarity with the demographics of our markets benefit us significantly in developing and executing our strategic plan.

## EXECUTIVE OFFICERS

Below you will find information with respect to the principal occupations during the last five years for the current Executive Officers of CFS and the Bank who do not also serve as a Director of CFS. All Executive Officers are elected annually by our Board of Directors and serve until their successors are elected and qualified. There are no family relationships among any of our Directors or Executive Officers, and there are no arrangements or understandings between our Directors and any other person which resulted in the person being elected as an Executive Officer, other than our employment agreements with Messrs. Pomranke and Weberling.

**Daryl D. Pomranke**, 50, was appointed as President and Chief Operating Officer of CFS and the Bank in April 2008, after joining CFS and the Bank as Executive Vice President and Chief Operating Officer in April 2007. Mr. Pomranke was elected as a Director of the Bank in June 2009. Prior to joining us, Mr. Pomranke was employed by Harris N.A. and its predecessor, Mercantile National Bank of Indiana, since 1998. Mr. Pomranke had various management roles and responsibilities at Harris N.A., including Regional Financial Services Officer, Chief Financial Officer, corporate development, corporate lending, cash management services, and strategic planning.

**Jerry A. Weberling**, 59, joined CFS and the Bank as Executive Vice President, Chief Financial Officer in June, 2010. Prior to joining us, Mr. Weberling served as Senior Executive Vice President and Chief Financial Officer for MAF Bancorp, Inc. and MidAmerica Bank, FSB from 1990 to 2007. Mr. Weberling served on the boards of MAF Bancorp and MidAmerica Bank from 1998 to 2007. Prior to joining MidAmerica Bank, Mr. Weberling was a senior manager at KPMG LLP in the savings and loan, real estate, and mortgage banking practices.

**Dale S. Clapp**, 48, joined the Bank as Executive Vice President – Business Banking in April 2008. In December 2009, Mr. Clapp was appointed to Executive Vice President – Sales Management and his responsibilities expanded to include retail sales and marketing. Prior to joining us, Mr. Clapp served as Senior Vice President and Regional Sales Manager of the business banking group at Harris N.A. (Northwest Indiana Region), and its predecessor, Mercantile National Bank of Indiana, since 1995. While at Harris N.A., Mr. Clapp was responsible for the Indiana business banking sales team, cash management group, and the business development of relationship managers. Prior to joining Mercantile National Bank of Indiana, Mr. Clapp was with Horizon Bank in Michigan City, Indiana as Vice President of Business Banking where he was responsible for a group of three relationship managers.

**Daniel J. Zimmer**, 47, joined the Bank as Senior Vice President and Senior Credit Officer in December 2007 and is currently responsible for commercial and retail loan underwriting, loan documentation and processing, and the Bank's loan management and collections group. Prior to joining us, Mr. Zimmer was the commercial loan credit manager at MidAmerica Bank in Downers Grove, Illinois from 2006 to 2007 where he assisted with growing the commercial loan portfolio to $2.0 billion prior to MidAmerica's sale to National City Corporation (now PNC Financial Services Group, Inc.). Mr. Zimmer was also the commercial loan credit manager at Standard Bank & Trust in Hickory Hills, Illinois from 2004 to 2006 where he was responsible for underwriting loan requests in excess of $500,000, hiring and training analysts, and providing credit training classes to relationship managers.

## BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN SHAREHOLDERS

The following table sets forth the beneficial ownership of the Company's common stock, as of March 4, 2011, with respect to (i) each beneficial owner of more than 5% of our common stock, (ii) the Directors and Director nominees of the Company, (iii) each of the Named Executive Officers of the Company, identified in this proxy statement including persons who are no longer serving as an Executive Officer of the Company and (iv) all Directors and Executive Officers of the Company as a group. As of that date, 10,919,492 shares of common stock were issued and outstanding.

| Name of Beneficial Owner | Number of Common Shares Beneficially Owned (1) | Options Exercisable | Unvested Restricted Stock (2) | Total Amount of Beneficial Ownership | Total Percentage Ownership |
|---|---|---|---|---|---|
| **Owners of More Than Five Percent:** | | | | | |
| PL Capital, LLC<br>20 E. Jefferson Ave., Suite 22<br>Naperville, IL 60540 | 1,070,009 (3) | — | — | 1,070,009 | 9.62% |
| Citizens Financial Bank<br>401(k) Retirement Plan<br>c/o Vanguard Fiduciary Trust Services | 974,234 (4) | — | — | 974,234 | 8.76% |
| Dimensional Fund Advisors LP<br>Palisades West, Building One<br>6300 Bee Cave Road<br>Austin, TX 78746 | 921,461 (5) | — | — | 921,461 | 8.29% |
| **Directors and Director Nominees:** | | | | | |
| Gregory W. Blaine | 29,185 (6) | 20,000 | 2,540 | 51,725 | * |
| Gene Diamond | 62,897 (7) | 20,000 | 2,540 | 85,437 | * |
| John W. Palmer | 1,070,009 (3) | — | — | 1,070,009 | 9.62% |
| Thomas F. Prisby | 272,512 (8) | 126,145 | 7,437 | 406,094 | 3.65% |
| Robert R. Ross | 14,114 (9) | 16,000 | 2,540 | 32,654 | * |
| Joyce M. Simon | 14,532 (10) | 16,000 | 2,540 | 33,072 | * |
| **Other Named Executive Officers:** | | | | | |
| Daryl D. Pomranke | 31,846 (11) | — | 31,038 | 62,884 | * |
| Jerry A. Weberling | 12,250 (12) | — | 10,857 | 23,107 | * |
| Dale S. Clapp | 10,759 (13) | — | 13,852 | 24,611 | * |
| Daniel J. Zimmer | 5,696 (14) | — | 11,450 | 17,146 | * |
| Charles V. Cole | 20,370 (15) | — | — | 20,370 | * |
| All Directors, Director nominees, and other Executive Officers of CFS as a group (11 persons) | 1,544,170 | 198,145 | 84,794 | 1,827,109 | 16.43% |

* Represents less than 1% of the outstanding stock.

(1) Based upon filings made under the Securities Exchange Act of 1934 and information furnished by the Directors and Executive Officers named in this table. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Shares of unvested restricted stock are included in the table because the recipient of the shares has the right to vote and receive any dividends declared and payable on such shares during such time as the shares remain unvested. Once shares of restricted stock are vested, the shares are included in the number of common shares beneficially owned.

(3) Information included is based solely on a Schedule 13D/A filed on November 26, 2010 by PL Capital, LLC., Financial Edge Fund, L.P., Financial Edge–Strategic Fund, L.P., Goodbody/PL Capital, L.P., PL Capital/Focused Fund, L.P., PL Capital Advisors, LLC, Goodbody/PL Capital, LLC, John W. Palmer, Richard J. Lashley, Beth

Lashley, Danielle Lashley, Irving A. Smokler, and Red Rose Trading Estonia OU. Certain of these parties report sole and/or shared voting and dispositive power with respect to these securities. Includes 2,000 shares of which Mr. Palmer has sole voting and dispositive power.

(4) The Citizens Financial Bank 401(k) Retirement Plan is governed by the terms of a written document adopted by our Board of Directors. Vanguard Fiduciary Trust Company acts as the trustee of the Citizens Financial Bank 401(k) Retirement Plan under the terms of a trust agreement with the Company. Under the terms, the shares held in the 401(k) Retirement Plan are voted in accordance with the instructions of the participating employees. If no instructions are received, the trustee votes the shares in proportion with the instructions that were received from other participants.

(5) Information included is based solely on a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 11, 2011. In the Schedule 13G/A, Dimensional Fund Advisors expressly disclaims beneficial ownership of these securities.

(6) Includes 25 shares held by Edward W. Blaine, Mr. Blaine's adult child. Mr. Blaine disclaims beneficial ownership of these securities.

(7) Includes 1,237 shares held in an individual retirement plan for Mr. Diamond; 42,000 shares owned jointly with Mr. Diamond's spouse; and 3,000 shares held by a private foundation established by Mr. Diamond.

(8) Includes 7,580 shares in an individual retirement account; 42,118 shares allocated to Mr. Prisby's account in the 401(k) plan, 27,269 shares held in a trust of which Mr. Prisby's spouse, Cynthia M. Prisby, is the trustee and sole beneficiary; 58,967 shares owned by Sandra S. Prisby, Mr. Prisby's adult daughter who resides in his household; 683 shares owned jointly by Mrs. Prisby and a third party; and 2,000 shares owned by a private charitable foundation established by Mr. Prisby in 2002. Mr. Prisby disclaims beneficial ownership of the shares owned by Ms. Sandra Prisby.

(9) Includes 14,107 shares owned jointly with Mr. Ross' spouse.

(10) Includes 12,872 shares held in a trust for Ms. Simon established by CFS to fund its obligations with respect to the Directors' deferred compensation plan, 1,000 shares owned jointly with Ms. Simons' spouse.

(11) Includes 4,582 shares allocated to Mr. Pomranke's account in the 401(k) plan, 11,178 shares owed jointly with Mr. Pomranke's spouse and 1,000 shares owned by minor children.

(12) Shares owned jointly with Mr. Weberling's spouse.

(13) Includes 1,066 shares allocated to Mr. Clapp's account in the 401(k) plan.

(14) Includes 2,805 shares allocated to Mr. Zimmer's account in the 401(k) plan.

(15) Mr. Cole's beneficial ownership is reported as of May 27, 2010, the date his employment terminated, as adjusted for the 50,000 stock options that expired 30 days after his date of termination, and includes 11,380 shares allocated to Mr. Cole's 401(k) account.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (*Exchange Act*) requires our Executive Officers and Directors, and other persons who own more than ten percent of our outstanding common stock, to file reports of their stock ownership and certain changes in their stock ownership with the SEC.

We have reviewed the written statements provided to us by our Directors and Executive Officers regarding their CFS stock ownership. Based solely on a review of these reports and statements, we believe that our Executive Officers and Directors complied timely with those filing requirements for 2010.

## CORPORATE GOVERNANCE

**Director Independence**

Our Board of Directors has affirmatively determined that a majority of our Directors are independent under the applicable NASDAQ rules. Our Independent Directors are Gregory W. Blaine, Gene Diamond, John W. Palmer, Robert R. Ross, and Joyce M. Simon.

**Board Composition and Committees**

Our Board of Directors is currently comprised of six members. Our Board has an Executive Committee, an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Our Board may establish additional committees from time to time. The duties of the Executive Committee are set forth in the board resolutions that authorized the committee. The charters for our Audit, Compensation, and Corporate Governance and Nominating Committees are available for review on our website at *www.citz.com* – Investor Relations – Governance Documents. See **Board Committees and Related Matters** below.

**Corporate Governance Guidelines and Code of Conduct and Ethics**

Our Board of Directors has adopted Corporate Governance Guidelines that, along with our Articles of Incorporation, By-laws, and Charters of our various Board committees, provide the foundation for our governance. Among other things, our Corporate Governance Guidelines address the composition, functions, responsibilities, and committees of our Board; minimum qualifications for Directors; Director independence requirements; the appointment of the lead independent Director; limitations as to service on other boards; access to management; Director compensation, orientation, and development; management succession and review; and annual Board and committee evaluations.

We have a code of conduct and ethics (*Code of Ethics*) applicable to all Directors, Executive Officers, and employees. We will disclose in a current report on Form 8-K filed with the SEC the nature of any amendment to the Code of Ethics (other than technical, administrative, or other non-substantive amendments), our approval of any material departure from a provision of the Code of Ethics, and our failure to take action within a reasonable period of time regarding any material departure from a provision of the Code of Ethics that has been made known to any of our Executive Officers.

Our Corporate Governance Guidelines and Code of Ethics are available on our website at *www.citz.com* – Investor Relations – Governance Documents. Copies are also available to any shareholder upon written request to Monica F. Sullivan, Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321.

**Board Leadership Structure and Lead Independent Director**

Mr. Prisby currently serves as the Chairman of the Board and Chief Executive Officer of CFS and the Bank. In addition, our Board has appointed a Lead Independent Director from among the independent members of our Board. Mr. Blaine currently serves as our Lead Independent Director.

Our Board of Directors regularly reviews and assesses the effectiveness of our leadership structure and will implement any changes as it deems appropriate. Our current leadership structure is comprised of a six-member Board of Directors consisting of a Chairman of the Board, who is also the Chief Executive Officer, and five Independent Directors from which a Lead Independent Director is appointed to serve a two-year term. We have established formal responsibilities for our Lead Independent Director to ensure that our Board of Directors is adequately informed of the affairs of CFS and the Bank. Our President and Chief Operating Officer is also regularly consulted and actively engaged by our Board and serves as a Director of the Bank. We believe that this leadership structure ensures appropriate and effective governance of CFS and the Bank.

In addition to our Corporate Governance guidelines, our Corporate Governance and Nominating Committee Charter describes formal responsibilities for our Lead Independent Director. The primary responsibilities of the Lead Independent Director are to coordinate the activities of the Independent Directors and to serve as a liaison between the Chairman and Chief Executive Officer and the other Independent Directors. The Lead Independent Director's additional responsibilities include, among other things, to (i) consult with the Chairman and Chief Executive Officer as to an appropriate schedule and agenda for board meetings; (ii) advise the Chairman and Chief Executive Officer as to the quality, quantity, and timeliness of the information submitted by management that is necessary or appropriate for the Independent Directors to effectively and responsibly perform their duties; (iii) ensure that the Independent Directors have adequate opportunities to meet and discuss issues in executive sessions without management present; (iv) develop the agendas for and serve as Chairman of the executive sessions of the Independent Directors; (v) ensure the Independent Directors have adequate resources, especially by way of full, timely, and relevant information to support their decision-making requirements; (vi) preside at all meetings of our Board at which the Chairman of the Board is not present; (vii) seek input from the Independent Directors and relay any concerns about the Company, where appropriate, to the full Board; (viii) communicate the results of executive sessions to the Chairman and Chief Executive Officer; and (ix) ensure availability for consultation and direct communication with our Lead Independent Director by any shareholder upon request.

We believe that the separate responsibilities of, and coordination between, our Chairman and Chief Executive Officer and our Lead Independent Director enhances our Board of Directors' oversight of communications with our shareholders and is an effective leadership structure for our circumstances. Our Board of Directors believes that our Chief Executive Officer is best situated to serve as our Chairman of the Board because he is the Director most familiar with the Company's business, industry, and markets, and most capable of effectively identifying strategic priorities and implementing our strategic plan. Having a single person serve as the Chairman of the Board and Chief Executive Officer provides for effective communication between our Board and management and ensures that all relevant matters concerning the implementation of our strategic plan and the performance and operations of CFS and the Bank are appropriately brought to the attention of the full Board. Additionally, our Lead Independent Director is responsible for coordinating with the Chairman and Chief Executive Officer to ensure all matters important to the Independent Directors are brought to their attention and appropriately addressed.

Further, to assure effective independent oversight, our Board of Directors has adopted several governance practices, including:

- a clearly-defined Lead Independent Director role;
- regular executive sessions of the Independent Directors; and
- annual performance evaluations of our Chairman and Chief Executive Officer by the Independent Directors.

An added benefit of having our Chairman of the Board serve as our Chief Executive Officer provides us with an opportunity for effective and orderly succession planning by allowing us to have a President and Chief Operating Officer. Our President and Chief Operating Officer plays a significant role in managing the day-to-day operations of CFS and the Bank thereby allowing our Chairman and Chief Executive Officer to focus on our strategic initiatives. Our President and Chief Operating Officer is a member of the Board of Directors of the Bank and attends all meetings of the Board of Directors of CFS. The engagement and active participation of our President and Chief Operating Officer in the strategic planning and management of CFS and the Bank further enhances the leadership structure of our Board.

We recognize that no single leadership model is right for all companies and at all times. Our Board recognizes that, depending on the circumstances, other leadership models, such as separating the Chairman of the Board and Chief Executive Officer position, might be appropriate at some point and our Board of Directors periodically reviews its leadership structure in this regard.

**Risk Oversight Process**

Our Board of Directors administers risk oversight of CFS and the Bank through the Audit Committee. The committee oversees the risk management function, including the internal audit function. The head of our risk management department functionally reports to the committee and administratively reports to our President and Chief Operating Officer. As provided in its charter, the committee monitors the appointment, compensation, and oversight of the head of the risk management department and periodically reviews the organizational structure and qualifications of the risk management department. The head of the risk management department assists in the preparation of the agenda for each Audit Committee meeting and regularly attends such meetings.

The Audit Committee provides regular risk management updates to the full Board of Directors. Additionally, our Board reviews risk management policies annually and receives monthly risk management reports. The committee meets in executive session, without management present, with the head of the risk management department on a periodic basis.

Our Board also oversees the management of risks associated with its compensation and corporate governance practices through regular reports from its Compensation and Corporate Governance and Nominating Committees. A Compensation Risk Assessment Committee was appointed by the Compensation Committee in January 2010. The Compensation Risk Assessment Committee consists of members of senior management of the human resources, risk management, and internal audit functions and is charged with providing the Compensation Committee with an annual assessment of the risks associated with our corporate compensation plans and practices with a particular focus on incentive compensation arrangements. Please refer to **Compensation Risk under Compensation Discussion and Analysis.**

**Director Attendance**

We do not have a formal policy regarding Director attendance at our annual meetings of shareholders. However, absent unavoidable extenuating circumstances, all of our Directors are expected to attend our annual meetings of shareholders and to be available to meet with shareholders before and after the meeting. We typically schedule a board meeting in conjunction with the annual meeting. All of our Directors attended our annual meeting of shareholders held on April 27, 2010.

During the year ended December 31, 2010, our Board of Directors met 16 times either in person or via conference calls. No Director attended fewer than 75% of the aggregate total number of meetings held during their service period and the total number of meetings held by all committees during their service period.

**Executive Sessions**

Executive sessions of our Board of Directors are those at which only non-employee Directors are present. The Independent Board of Directors met in executive session three times during the year.

**Shareholder Communications with our Board of Directors**

Shareholders may correspond with the Chairman of the Board or our Lead Independent Director, Mr. Blaine, or any other member of our Board of Directors, by writing a letter addressed to his or her attention in care of Monica F. Sullivan, Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321. All correspondence addressed in this manner will remain sealed and will only be opened by the person to whom it is addressed. Employees and others who wish to contact a specific member of our Board or our Audit Committee to report complaints or concerns with respect to accounting, internal accounting controls, or auditing matters may do so confidentially by directing correspondence to the attention of the member, in care of our Senior Vice President – Risk Management at 707 Ridge Road, Munster, Indiana 46321.

## RELATED PARTY TRANSACTIONS

Except as described below with respect to loans made by the Bank, all related party transactions for Directors, Executive Officers, and five percent shareholders must be approved by the Board of Directors with any related Director recusing him or herself from any discussions and abstaining from voting on the matter. In October, 2010, the Board of Directors adopted a Related Party Transaction Policy to establish a procedure by which the Company identifies, reviews, and approves certain transactions between the Company, its subsidiaries, including but not limited to the Bank, and those persons deemed to be "Related Parties." Related party transactions are evaluated on a case-by-case basis in accordance with this policy and the applicable provisions of our Code of Conduct and Ethics.

The Bank may, in accordance with federal regulations, extend credit to its Directors, Officers, and employees, as well as members of their immediate families, in the ordinary course of business under substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank. These loans are made in accordance with the Bank's underwriting guidelines and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, all loans made by the Bank to Directors in excess of $500,000 must be approved in advance by the Bank's Board of Directors.

The Bank employs Michael P. Prisby, the son of Thomas F. Prisby, our Chairman and Chief Executive Officer, as its Vice President and Corporate Investment Officer. Mr. Michael Prisby's compensation and benefits for 2010 and 2009 totaled $213,461 and $209,613, respectively. Through July 31, 2010, the Bank also employed Sandra Prisby, the daughter of Thomas F. Prisby, as its Vice President of Corporate Strategic Planning and Sales Performance

Management. Ms. Prisby's compensation and benefits for 2010 and 2009 totaled $155,932 and $132,440, respectively. The $155,932 for 2010 includes amounts paid in connection with her agreed separation of employment and agreement to forego certain bonus and equity-based compensation, refrain from certain competitive activities and release claims.

On November 18, 2010, CFS Bancorp, Inc. and its banking subsidiary, Citizens Financial Bank, entered into a Standstill Agreement (the *Agreement*) with PL Capital, LLC, John W. Palmer, Richard J. Lashley, and certain affiliates thereof (*PL Capital Parties*). Mr. Palmer was elected to the Company's Board of Directors at its 2010 Annual Meeting of Shareholders as a result of the proxy contest conducted by the PL Capital Parties seeking to elect Mr. Palmer to the Board. Under the terms of the Agreement, the PL Capital Parties agree that from the date of the Agreement and continuing through the first business day following the date on which the Company's 2012 Annual Meeting of Shareholders is held, among other things, (1) to vote the shares of the Company's common stock beneficially owned by them in favor of the Directors nominated by the Board for election at the Company's 2011 Annual Meeting of Shareholders and the 2012 Meeting; (2) to vote the shares of the Company's common stock beneficially owned by them in accordance with the recommendation of the Company's Board with respect to any other proposal not involving the election of directors at any annual or special meeting of shareholders of the Company held during the Standstill Period; and (3) not to bring any shareholder proposals before the 2011 Meeting or the 2012 Meeting.

Furthermore, the PL Capital Parties agreed not to (1) initiate any acquisition of assets of the Company; (2) form, join, or participate in a group (as defined under federal securities laws), other than the group involving PL Capital Parties, for the purpose of acquiring, holding, voting, or disposing of the Company's securities; (3) seek to control management of the Company; (4) seek to remove any member of the Board; (5) participate in the solicitation of proxies or consents of shareholders of the Company; (6) seek a change in control of management of the Company; (7) call or seek to call a special meeting of shareholders of the Company; or (8) assist, induce, or encourage any other person to take any of the above actions.

In view of the agreement of the PL Capital Parties to the terms summarized above and as further set forth in the Agreement, the Board has determined to reimburse the PL Capital Parties for a portion of their out-of-pocket expenses incurred in connection with their efforts to nominate and elect Mr. Palmer to the Company's Board of Directors at the 2010 Meeting in an amount equal to $150,000.

## BOARD COMMITTEES AND RELATED MATTERS

### Executive Committee

The members of the Executive Committee are Mr. Prisby (Chairman) and any two of the Independent Directors. All three members are required to constitute a quorum at any meeting of the committee. The committee is authorized to exercise the power of the Board of Directors between board meetings. The committee mainly exists for the purpose of reviewing and implementing business policies and making business decisions that need to be made but do not require or merit discussion and review by the full Board or that involve time sensitive matters where it is not practical to gather the full Board. The committee met once during 2010.

### Audit Committee

The Audit Committee is comprised solely of independent members of our Board of Directors, as defined by NASDAQ listing standards and SEC rules and regulations. The members of the committee are Messrs. Ross (Chairman), Blaine, and Ms. Simon. Our Board has determined that all members of this committee are financially literate and that Mr. Ross is an "Audit Committee financial expert" as defined by the SEC. The committee met six times during 2010. The committee's charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The Audit Committee's primary function is to provide oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors, the performance of our risk management and internal audit function, and our compliance with certain applicable accounting, legal, and regulatory requirements. In addition, among other responsibilities, the committee also appoints, oversees the performance of, and approves the fees of our independent auditors; reviews and discusses with management and the independent auditors our annual audited and quarterly financial statements; reviews with management and the independent auditors the adequacy and effectiveness of our internal controls, including our disclosure controls and procedures; discusses with management our major financial risk exposures and monitors the steps taken to control such risks; assures that we maintain a risk management and internal audit function; periodically reviews critical accounting policies, accounting treatments, and material written communications between management and the independent auditors; annually reviews the committee's charter and evaluates the committee's performance; reviews and recommends any changes to our Code of Ethics; and prepares the committee report for inclusion in our annual meeting proxy statement.

**Corporate Governance and Nominating Committee**

The Corporate Governance and Nominating Committee is comprised solely of independent members of our Board of Directors, as defined by NASDAQ listing standards. The members of the committee are Ms. Simon (Chairman), and Messrs. Blaine, Diamond, and Ross. The committee met nine times in 2010. The committee's charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The primary responsibilities of the Corporate Governance and Nominating Committee are to assist our Board of Directors by identifying individuals who are qualified to serve as Directors of our Company; recommending to our Board the slate of Director nominees for election at each annual meeting of shareholders; recommending to our Board any matters relating to the size and membership of our Board's committees; reviewing and recommending changes to our by-laws as they relate to corporate governance matters and our corporate governance principles and policies; and overseeing the evaluation process of our Board. Additional responsibilities include, among others, reviewing possible candidates for election to our Board; determining the qualifications that the committee will consider when evaluating potential Director nominees; assessing the needs for any new standing committees of our Board; and annually reviewing the committee's charter and evaluating the committee's performance.

**Consideration of Director Candidates**

*Role of Corporate Governance and Nominating Committee.* The Corporate Governance and Nominating Committee makes a recommendation to our Board of Directors each year of individuals to be nominated for election as Directors at our annual meeting of shareholders. In the event vacancies occur on our Board during the year, the committee also may make recommendations of persons to fill these vacancies. After considering the committee's recommendations, our Board ultimately determines the Director nominations or the appointments to fill vacancies.

The Corporate Governance and Nominating Committee will consider candidates for board membership suggested by the committee's members, by other members of our Board of Directors, and by our shareholders. For existing Directors to be nominated for re-election at an annual meeting, the committee will consider, among other things, the Director's performance on our Board, his or her attendance record at Board and committee meetings, the needs of our Company, and the ability of the Director to continue to satisfy our established Director qualifications.

With respect to new members of our Board of Directors, the Corporate Governance and Nominating Committee will consider the needs of our Company as well as whether the potential candidate satisfies our Director qualifications. When the committee determines a need exists, the committee will recommend new Directors to replace existing Directors, to add new members to our Board in the event the size of our Board is increased, or to fill vacancies. In the case of new Directors, after the committee has identified a prospective Director nominee and has conducted an initial evaluation of the candidate, the committee will interview the candidate. If the committee believes the candidate would be an appropriate addition to our Board, the committee will recommend to the full Board that the individual be considered for a Director position. Our Board then determines whether to nominate the person for election at an annual meeting of shareholders or be appointed to fill a vacancy on our Board.

*Suggestions by Shareholders.* The Corporate Governance and Nominating Committee will consider suggestions by our shareholders of individuals to serve on our Board of Directors in connection with the committee's recommendations to the full Board of Director nominees for election at the annual meeting. Because we believe our Board works best when operated in a spirit of collegiality, mutual respect, and trust, unsolicited recommendations regarding potential Director candidates may be subject to additional scrutiny and reliable references will be required for all prospective members. The committee will take special care to insure that potential candidates do not possess undisclosed motives for seeking the nomination, conflicting loyalties to special interest groups, or a desire to represent a distinct subset of our shareholders.

Any shareholder desiring to make a suggestion to the Corporate Governance and Nominating Committee of a possible Director nominee should follow the procedures set forth in Article V, Section 14 of our by-laws which are summarized under **Shareholder Proposals and Nominations**. A complete copy of our amended and restated by-laws was included as an exhibit to the Company's Form 8-K filed with the SEC on December 17, 2010 and is also available to our shareholders free of charge upon written request to Monica F. Sullivan, Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321.

*Qualifications of Directors.* Given the nature of our business, the Corporate Governance and Nominating Committee seeks to recruit and retain Directors with significant executive and financial experience. Additional qualities, among others, that the committee considers important include:

- personal integrity;
- ability and willingness to apply sound independent business judgment;
- overall business experience and skills, including high-level leadership experience in business or administrative activities;
- breadth of knowledge about issues affecting our business;
- ability and willingness to contribute special competencies to our Board of Directors;
- judgment, knowledge, and viewpoints that are likely to enhance our Board's ability to manage our business affairs;
- loyalty and concern for our continued long-term success and welfare;
- awareness of a Director's vital part in corporate citizenship and image;
- commitment to investing the time necessary to prepare for and attend meetings of our Board of Directors;
- willingness to assume fiduciary responsibility; and
- ability to represent the best interests of all shareholders.

We believe that the backgrounds and qualifications of our Directors, considered as a group, should provide a significant breadth of experience, knowledge, and abilities that will enhance the quality of our Board's deliberations and decisions and that will assist our Board of Directors in fulfilling its responsibilities. While we do not have a specific policy with regard to consideration of diversity in identifying Director nominees, the Corporate Governance and Nominating Committee will take into consideration each candidate's contribution to our Board's overall diversity. We broadly construe diversity to mean a variety of perspectives, skills, opinions, experiences, and backgrounds, such as gender, race, and ethnicity differences, as well as other differentiating characteristics.

**Compensation Committee**

The Compensation Committee is comprised solely of independent members of our Board of Directors, as defined by NASDAQ listing standards. The members of the committee are Messrs. Diamond (Chairman) and Blaine and Ms. Simon. The committee held nine meetings in 2010. The committee charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The Compensation Committee, among other responsibilities, designs, implements, and approves the compensation and benefit programs for our Executives; evaluates the performance of our Chief Executive Officer; reviews and recommends to the Board the base salary and short- and long-term compensation of the Officers named in the **Summary Compensation Table** of this proxy statement including our Chief Executive Officer; administers certain of the benefit plans in which our Named Executive Officers (*NEOs*) and Directors participate; reviews and makes recommendations to our Board regarding any employment, change-in-control, or severance agreements for NEOs; annually reviews and reports to our Board on the implementation and development of a succession plan for the Chief Executive Officer and contingencies for all Vice Presidents and above; and annually reviews the committee's charter and evaluates the committee's performance.

**Compensation Committee Interlocks and Insider Participation**

There were no Compensation Committee interlocks during 2010, which generally means that no Executive Officer of CFS served as a Director or member of the Compensation Committee of another entity, one of whose Executive Officers served as a Director or member of our Compensation Committee.

# EXECUTIVE COMPENSATION

## COMPENSATION DISCUSSION AND ANALYSIS

### Overview

Along with other financial institutions generally, we faced a difficult economic environment in 2009, as reflected in our reported net loss for the year and indications that 2010 would be another difficult year for the economy and the banking industry. Our operating results improved in 2010 and we expect our significant investments in people and infrastructure in 2010 will drive continuing momentum in our operating results. We have been required to manage our executive compensation practices to reflect overall Company performance and priorities, while at the same time seeking to provide individual and business unit incentives that will retain key employees and position us for growth as economic and industry conditions stabilize and improve.

Our desire to balance the financial impact of the current challenging economic environment while appropriately recognizing performance and providing compensation in order to incentivize and retain employees impacted by our executive compensation decisions in 2010 and in the first part of 2011. For example:

- We did not pay any incentive bonuses to our executive officers in 2010 for 2009 results.
- Management recommended and the Compensation Committee agreed to a company-wide salary freeze in 2010, including our executive officers, and made limited market and performance-based adjustments in February 2011.
- We established a Cash Incentive bonus plan for 2010 based upon various financial metrics, emphasizing diluted earnings per share (60% weighting), reducing non-performing assets, deposit growth, along with various business unit or individual performance objectives.

Our overall compensation program and the amounts paid or provided to certain of our executive officers are described in the remainder of this Compensation Discussion and Analysis and the accompanying tables and narrative below. The program has been designed to enable us to attract, retain, and motivate the talent needed to successfully execute our business plan. A significant portion of the value of the compensation plan is tied to diluted earnings per share, achievement of other financial goals related to our Strategic Growth and Diversification plan, or the value of our common stock. This aligns our management team with our strategic objectives and the interests of our shareholders.

In the following sections of this Compensation Discussion and Analysis, we describe and analyze:

- our compensation philosophy and objectives;
- our compensation-setting process;
- the elements of our executive compensation program;
- the decisions of the Compensation Committee in administering our executive compensation program;
- employment agreements and change-in-control agreements; and
- additional information relating to executive compensation, including our stock ownership guidelines and executive compensation clawback policy.

As required by applicable SEC rules, the following discussion, tables, and narrative focus on compensation paid or provided to those individuals who served as our Chief Executive Officer during 2010 (Mr. Prisby), our Chief Financial Officer (presently Mr. Weberling, and formerly Mr. Cole), and the three other executive officers who were the most highly compensated of our other executives and have decision making authority (Messrs. Pomranke, Clapp, and Zimmer). We, at times, refer to these individuals as our named executive officers or NEO's. As noted elsewhere in this proxy statement, Mr. Cole's employment terminated effective May 27, 2010.

This information, together with the tables and narrative that follow, makes up the executive compensation which our shareholders are being asked to approve in **Proposal 3 – Advisory (Non-Binding) Vote on Executive Compensation** at the Annual Meeting.

## Compensation Philosophy and Objectives

The Compensation Committee of our Board of Directors administers our overall Executive Compensation Program. We seek to reward Executive Officers named in the **Summary Compensation Table** of this proxy statement (our *NEOs*) with a total compensation package that is competitive and is aligned with the financial and non-financial business goals supporting our business strategy. Our Executive Compensation Program is designed to accomplish the following high-level objectives:

- attract and retain the talent needed to execute our business strategy;
- offer a total compensation package that is performance driven and competitive in the industry;
- base a portion of total compensation on enhancing our performance relative to short- and long-term goals;
- closely align the interests of management with our shareholders; and
- discourage Executives from taking excessive or unnecessary risks.

We seek to provide our Executives with industry-competitive base salaries combined with performance-based incentives in an effort to provide an appropriate balance and focus between our short- and long-term goals. We believe a portion of our Executives' compensation should be subject to time vesting and to forfeiture upon voluntary termination to encourage continued employment with us. At the same time, we believe that compensation should be set at responsible levels. Our Executive Compensation Program is intended to be consistent with our constant focus on profitability, growth objectives, and strategic performance goals. We generally target total compensation, including each element of compensation, to be competitive (at least the 50th, but not more than the 75th percentile) when measured against a range of comparable companies, including financial institutions in our asset size range – see **Benchmarking and Peer Group Data** below.

Our compensation philosophy and objectives have guided several important compensation-related decisions, including:

- A portion of each NEO's total compensation (up to 45% for 2010) is contingent upon, and variable with, achievement of corporate, business unit, and/or individual performance objectives.
- Equity awards are made to closely align the interests of management with our shareholders.
- Employment and change-in-control agreements with our NEOs are designed to promote continuity and stability of management.
- Nonqualified deferred compensation plans are used for certain NEOs in order to promote balance between retirement compensation (which encourages their retention) and short-term cash compensation.

We also believe that total compensation and accountability should generally increase with position and responsibility. Consistent with this philosophy:

- Total compensation opportunities are higher for Executives with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives.
- As the scope of position and responsibility increase, a greater portion of an Executive's total compensation opportunity is performance-based pay contingent on the achievement of corporate, business unit, and/or individual performance objectives.
- Equity-based compensation levels are higher for Executives with higher levels of responsibility, making a significant portion of their total compensation dependent on long-term stock appreciation.

## The Compensation-setting Process

*Role of the Compensation Committee*

The Compensation Committee is responsible for discharging the duties of our Board of Directors with respect to overall executive compensation and benefits. After receiving the recommendation of the Compensation Committee, our Board of Directors approves all elements of compensation for our NEOs. The Compensation Committee evaluates each element of executive compensation as well as all the elements taken as a whole. The committee reviews corporate, business unit, and individual performance objectives and targets to ensure they align with our business strategy and the interests of our shareholders. The committee also reviews and makes recommendations with respect to employment, change-in-control, severance, or related agreements with NEOs as well as other compensation-related matters and policies regarding NEOs.

*Role of Compensation Consultant*

The Compensation Committee receives the independent advice of a compensation consultant in determining the amount and form of executive and director compensation. The consultant is retained by, and reports directly to, the Committee. The consultant also works with management with the knowledge of and approval by the Committee.

Since April 2009, the Compensation Committee has retained Hay Group as its consultant with respect to all aspects of executive compensation and to advise with respect to certain matters pertaining to our overall compensation program. Under the direction of the Committee Chairman, Hay Group conducted the Executive Market, proxy, and other analyses described below in **Benchmarking and Peer Group Data** and has advised the Committee on compensation planning for 2010 and 2011. As part of its advisory role, Hay Group is periodically asked by the Committee to work with management on the implementation of the Committee's directives. A representative of Hay Group was present at several Committee meetings held from and after its engagement in April 2009 through February 2011. Hay Group has not provided any services to the Company other than executive and other compensation-related services approved by the Committee.

**Benchmarking and Peer Group Data**

We believe that information regarding pay practices at other companies considered to be peer companies/similar in size, market, etc. as the Company and the Bank, is useful in two respects. First, we recognize that our compensation practices must be competitive in the marketplace. Second, the marketplace information is one of several factors we consider in assessing the reasonableness of compensation in addition to internal equity, tenure, and performance of the executive.

In August 2009, management created a peer group of approximately 20 banks and thrifts based on asset size, geographic location, operating revenues, and alternative revenue source parameters. As part of its engagement, the Compensation Committee asked Hay Group to review the peer group and make recommendations for an updated peer group. With the input of management and the Hay Group, in September 2009, the Compensation Committee approved a peer group of the following 20 financial institutions:

| Peer Company | Location | Peer Company | Location |
|---|---|---|---|
| Abington Bancorp, Inc. | Jenkintown, PA | First Federal Bankshares, Inc. | Sioux City, IA |
| Ames National Corporation | Ames, IA | Fox Chase Bancorp, Inc. (MHC) | Hatboro, PA |
| BankFinancial Corporation | Burr Ridge, IL | HF Financial Corp. | Sioux Falls, SD |
| Citizens First Bancorp, Inc. | Port Huron, MI | Meta Financial Group, Inc. | Storm Lake, IA |
| Camco Financial Corporation | Cambridge, OH | NASB Financial, Inc. | Grandview, MO |
| Comm Bancorp, Inc. | Clarks Summit, PA | Norwood Financial Corp. | Honesdale, PA |
| Community Central Bank Corporation | Mount Clemens, MI | Ohio Valley Banc Corp. | Gallipolis, OH |
| Dearborn Bancorp, Inc. | Dearborn, MI | Republic First Bancorp, Inc. | Philadelphia, PA |
| ESB Financial Corporation | Ellwood City, PA | Tower Bancorp, Inc. | Harrisburg, PA |
| ESSA Bancorp, Inc. | Stroudsburg, PA | Waterstone Financial, Inc. (MHC) | Wauwatosa, WI |

This peer group reflects bank and thrift holding companies located in 15 states in the Midwest/Central U.S. that did not take or had redeemed Troubled Asset Relief Program preferred stock, and excluding institutions with supplemental revenue streams in excess of 5% of total revenue to better match the peer group to our business model. The peer group entities range in size from $500 million to $2.0 billion with an average asset size of $1.1 billion at December 31, 2009. Subsequent to December 31, 2009, First Federal Bankshares, Inc. and Citizens First Bancorp, Inc. were acquired by the FDIC and, accordingly were removed from the peer group. We believe the remaining companies are an appropriate peer group against which to benchmark our diluted EPS performance and to determine the weighting of the various compensation components comprising our compensation plan.

In considering the compensation mix and levels for our NEOs in 2010, we utilized compensation information obtained from studies performed in September and November 2009 by Hay Group, which analyzed 2009 proxy filings for the 20 company peer group above. The analysis highlighted specific NEO pay practices of these companies and provided industry practice information for market benchmarking purposes. The 2009 proxy analysis reflects compensation paid in 2008. Our pay practices for our top five executives were compared to this data.

In November 2009, Hay Group also conducted an executive compensation analysis for our top five executive positions. This Executive Market Analysis provided a review of our Executive Compensation Program compared to Hay Group's executive compensation survey database analyzing both current compensation levels and pay mix. Executive market pricing was done by way of job content evaluations which were used to establish the relative contributions of the individual positions. Hay's methodology created a foundation to structure and measure compensation relative to the value received from each position. The compensation analysis utilizing Hay Group data encompassed: base salary, total cash compensation, and total direct compensation. Compensation market data in the 2009 analysis represented 2009 executive compensation data from Hay Group's proprietary data service.

Although there was a company-wide salary freeze during 2010, we considered the information provided by Hay Group and made appropriate adjustments to our 2010 executive incentive program after taking into account the job responsibilities and circumstances applicable to our NEOs and CFS. In doing so, we sought to achieve an appropriate allocation of cash and non-cash compensation and incentives that were comparative to and competitive with our peer group as well as aligned with our specific circumstances and overall business strategy and objectives. Accordingly, market analysis and peer group information were used in determining the allocations of service and performance-based restricted stock awards under our Equity Incentive Plan and bonus payout percentages under our cash incentive plan.

*Role of Management and Outside Counsel*

The Committee also seeks input and recommendations from the CEO, President and Chief Operating Officer, Senior Vice President of Human Resources, other directors, and outside counsel as part of its decision-making process. The executives and outside counsel provide support to the Committee in the discharge of its responsibilities, including information relating to individual and Company performance, business unit and individual performance objectives, accounting, tax, and legal and corporate governance analysis and recommendations. The Committee conducts a formal review of the Chief Executive Officer's performance on an annual basis. Neither the CEO nor any other executive participates in the Committee's deliberations with respect to the CEO's compensation. In addition, the Chief Executive Officer provides the Committee with an annual evaluation of the performance of the President and Chief Operating Officer and, with input from the President and Chief Operating Officer, provides an annual evaluation of the performance of the other NEOs. The executives assist the committee in preparing meeting agendas and providing the necessary data for the committee to evaluate and implement our compensation programs.

**Elements of Executive Compensation**

The major components of our executive compensation program for NEOs are comprised of the following elements:

- base salary;
- performance-based annual cash incentives;
- long-term equity based awards;
- service-based cash retention awards; and
- retirement, other benefits, and perquisites.

**Base Salary**

The following table reflects the 2010 base salaries for our NEOs.

| Named Executive Officer | Position | 2010 Base Salary |
|---|---|---|
| Thomas F. Prisby | Chairman, Chief Executive Officer | $ 391,000 |
| Daryl D. Pomranke | President, Chief Operating Officer | 248,000 |
| Jerry A. Weberling (1) | Executive Vice President – Chief Financial Officer | 220,000 |
| Dale S. Clapp | Executive Vice President – Sales Management | 175,000 |
| Daniel J. Zimmer | Senior Vice President – Senior Credit Officer | 145,000 |
| Charles V. Cole (2) | Former Chief Financial Officer | 192,500 |

(1) Mr. Weberling's employment commenced on June 1, 2010.

(2) Mr. Cole's employment terminated on May 27, 2010.

We believe that base salary is a key element in attracting and retaining the necessary executive talent and must be both competitive and reflective of an executive's responsibilities and inherent value to CFS. We generally target base salaries of our NEOs between the 50th percentile to the 75th percentile of the Executive Market Analysis prepared by Hay Group in November *2009*. See **Benchmarking and Peer Group Data** above. These ranges take into consideration the scope of each executive's responsibilities and internal pay equity within the executive level. These ranges also provide us with the discretion to target the median while recognizing the level of experience each executive has in his or her position as well as individual contributions to CFS.

Individual salaries for NEOs are reviewed annually, and if warranted, adjusted to take into account such factors as individual performance, promotions, increased responsibilities, industry conditions, market competition, financial performance, and advice from the Hay Group. In addition, the minimum base salaries of Messrs. Prisby, Pomranke, and Cole provided for in their individual employment agreements are taken into consideration, see **Compensation Discussion and Analysis – Employment Agreements.**

In light of our financial results for 2009, the challenging economic and industry conditions in 2009 and early 2010, along with our cost reduction efforts, management recommended and the Compensation Committee concurred with a company-wide salary freeze, so no increases in the base salaries of our executive officers were made in 2010. As a result, the salaries of Messrs. Prisby, Pomranke, Clapp, Zimmer, and Cole remained unchanged from the base salaries set in February 2009. Mr. Prisby's base salary was at the 62nd percentile and Messrs. Pomranke, Cole, Clapp, and Zimmer's were between the 25th and 40th percentile based on the Executive Market Analysis prepared by the Hay Group in November 2009. Mr. Weberling was recruited to join the Company in June 2010 and his salary was based on his prior experience and expected contributions in executing the Company's strategic plan and was slightly above the 50th percentile level based on the Hay Group Executive Market Analysis.

In February 2011, our CEO recommended and the Compensation Committee approved, increases for Messrs. Pomranke, Weberling, Clapp, and Zimmer. The increases were based on a comparison to the Executive Market Analysis as adjusted by 3% based on input from Hay Group, their 2010 performance reviews, the improved financial results in 2010, a review of the 2011 budget and, also in the case of Messrs. Pomranke, Clapp, and Zimmer, a desire to increase their base salaries closer to the median compensation level for their positions based on the Hay Group Executive Market analysis. The 2011 base salaries for Messrs. Pomranke, Weberling, Clapp, and Zimmer are $260,000, $225,500, $186,500, and $155,000, respectively. Mr. Prisby's base salary of $391,000 was not increased based on a comparison to the median compensation data in the Executive Market Analysis.

**Performance-based Annual Cash Incentive Plan**

We believe that a portion of total compensation should include performance-based incentives to promote a pay-for-performance compensation framework that focuses management on achieving short-term (annual) performance in a manner that supports and promotes our long-term success and profitability. On February 11, 2010, the Compensation Committee approved a Performance-based Cash Incentive Plan (*Cash Incentive Plan)* for our NEOs and other key employees. We pay annual cash incentives to NEOs and key employees under the Cash Incentive Plan to motivate and reward individuals for exceptional performance for the year based on the achievement of corporate, business unit, and/or individual performance objectives at threshold, target, or maximum levels, as established by the committee and approved by the Board. To discourage excessive risk-taking, performance objectives are tied to measures of operating performance rather than the short-term appreciation in our stock price.

In January 2010, we established a targeted cash incentive (a percentage of average base compensation) and set performance objectives for each NEO for the fiscal year. In establishing the targeted cash incentive percentage for each NEO, we relied in large part on the peer group and market data provided by Hay Group. We sought to align the targeted cash incentive percentages with the median short-term incentive compensation levels of the 2009 survey data while taking into account the specific circumstances and goals of each Executive and CFS. Mr. Prisby's targeted cash incentive percentage of 45% is the same as 2009 and is above the 31% median based on the data provided by the Hay Group. The long-term equity-based award median was 24% based upon the data provided by the Hay Group. Mr. Prisby's targeted award in 2009 and 2010 was 11%. We determined in 2009 and 2010 that it was appropriate to increase the cash portion of Mr. Prisby's potential short-term incentive based compensation and to reduce the amount of his long-term equity-based award. In lieu of an award under the 2008 Omnibus Equity Incentive Plan due to Mr. Prisby's tenure with CFS and the amount of his current significant holdings of CFS common stock, the amount of the long-term equity-based award was converted to cash.

In establishing performance objectives, the committee considered input from the Chief Executive Officer and the President and Chief Operating Officer, concerning operating forecasts and industry outlooks; specific performance objectives; measurability of performance objectives; and alignment of performance objectives with the overall strategic plan and budget of CFS. The performance objectives for 2010 were position specific and included corporate, business unit, and/or individual performance objectives that varied depending on the NEO. We strive to link performance objectives to measures of operating performance that are aligned with the strategic goals of CFS.

After performance objectives were established for each NEO, a weighted percentage was assigned to each objective relative to the impact it would have in achieving our strategic objectives and the respective Executive's ability to impact the execution of the particular performance measure. The actual amount of cash incentive that could be awarded was based on the level of achievement of threshold, target, or maximum for each portion of the NEO's performance objectives as a percentage of the targeted cash incentive for that NEO. Cash awards to Executives are based upon the Compensation Committee's evaluation of each Executive's performance during the year relative to the specific objectives developed at the beginning of the year. Under the Cash Incentive Plan, the committee determines in February of the following year whether awards are earned and therefore paid. The Compensation Committee has determined that the Company must be profitable in order for the annual cash incentives determined under the plan to be earned and paid.

The targeted cash incentive percentage, performance objectives, and related weighted percentages for each NEO for 2010 are identified in the following table:

| Named Executive Officer | Targeted Incentive as a Percentage of Base Salary | Performance Objective | Weighted Percentage |
|---|---|---|---|
| Thomas F. Prisby | 45% | Diluted earnings per share | 60.0% |
| | | Reduction in non-performing assets | 20.0 |
| | | Total deposit growth | 20.0 |
| Daryl D. Pomranke | 28 | Diluted earnings per share | 60.0 |
| | | Reduction in non-performing assets | 20.0 |
| | | Total deposit growth | 20.0 |
| Jerry A. Weberling | 19 | Diluted earnings per share | 60.0 |
| | | Individual performance objectives | 40.0 |
| Dale S. Clapp | 24 | Diluted earnings per share | 60.0 |
| | | Total deposit growth | 20.0 |
| | | Total loan originations | 10.0 |
| | | Individual performance objectives | 10.0 |
| Daniel J. Zimmer | 21 | Diluted earnings per share | 60.0 |
| | | Reduction in non-performing assets | 30.0 |
| | | Individual performance objectives | 10.0 |
| Charles V. Cole | 24 | Diluted earnings per share | 75.0 |
| | | Individual performance objectives | 25.0 |

The potential payouts to our NEOs under the Cash Incentive Plan assuming the above performance objectives are achieved with the maximum payout for the diluted earnings per share objective being 150% of target and the maximum payout for all other performance objectives being 100% of target are as follows:

| Named Executive Officer | Threshold (1) | Target | Maximum |
|---|---|---|---|
| Thomas F. Prisby | $ 35,190 | $ 175,950 | $ 228,735 |
| Daryl D. Pomranke | 13,888 | 69,440 | 90,272 |
| Jerry A. Weberling | 4,901 | 24,507 | 31,860 |
| Dale S. Clapp | 8,400 | 42,000 | 54,600 |
| Daniel J. Zimmer | 6,090 | 30,450 | 39,585 |
| Charles V. Cole | 5,775 | 46,200 | 63,525 |

(1) These amounts represent the threshold incentives related to the non-performing asset, deposit growth, loan origination, and business unit and individual performance objective components of the Performance-based Annual Incentive Plan only, as there is no minimum threshold requirement established for the diluted EPS component other than our diluted EPS must be above the 25th percentile of the peer group and the Company must be profitable in order for the annual cash incentives for all components to be earned and paid.

*Diluted Earnings Per Share*

We consider diluted earnings per share to be a key measure of our overall operating performance and have established diluted earnings per share as a performance objective for each NEO, and given a 60% weighting relative to each NEO's targeted cash incentive.

In the first quarter of 2010, our Compensation Committee approved the methodology for establishing our performance targets for diluted earnings per share. These targets will be calculated based on the return on average assets for the twelve months ended September 30, 2010 for each bank and thrift that was included in our peer group of 20 publicly-traded banks and thrifts. We established our own peer group for purposes of targeting diluted earnings per share because we felt a larger peer group of banks and thrifts with larger assets provided a broader geographic base as well as a more diversified group of business models against which to measure our performance. Using our total assets at December 31, 2009, an "earnings equivalent" for each peer group percentile level was calculated by multiplying the peer return on average assets by our total assets. These earnings equivalent calculations were then divided by our total diluted shares of common stock outstanding at December 31, 2009 (10,680,085 shares) to determine our diluted earnings per share targets.

We calculate our actual diluted earnings per share as our reported net income divided by our average diluted shares outstanding. Our actual diluted earnings per share is then compared to the peer group performance targets to determine the percentage of the cash incentive award attributed to diluted earnings per share. The following table shows the performance targets and the percentage of an individual's target bonus for achieving various levels of performance. As described above, the weighted percentage assigned to this performance objective for each NEO is applied to any bonus payout earned. If we achieve performance between two targets, we perform a mathematical interpolation to calculate the bonus payout percentage.

| Peer Group Percentile | Diluted Earnings (Loss) Per Share Targets ($) | Bonus Payout (%) |
|---|---|---|
| 25th | $ (.27) | 0 % |
| 50th | .37 | 50 |
| 62.5th | .44 | 100 |
| 75th | .61 | 150 |

Our diluted earnings per share for the year ended December 31, 2010 was $.32. Consequently, our NEOs were entitled to a 46.1% bonus payout at the percentage of the targeted incentive assigned to this performance objective for each NEO. The percentage weighting of the targeted incentive for each current NEO based on diluted earnings per share is 60%. The value of this portion of the bonus payout for Messrs. Prisby, Pomranke, Weberling, Clapp, and Zimmer was $48,657, $19,203, $6,777, $11,615, and $8,421, respectively.

*Reduction in Non-performing Assets*

Reducing the dollar amount of non-performing assets was a key corporate goal in 2010. Accordingly, we decided to include this corporate goal as a performance objective for those NEOs with the greatest ability to impact the execution of strategies to achieve this goal, namely, the Chief Executive Officer, the President and Chief Operating Officer, and the Senior Vice President – Senior Credit Officer. Given the short-term importance of achieving this corporate goal, a portion of the targeted cash incentives for these NEOs was conditioned on reducing the dollar amount of non-performing assets. We define non-performing assets as the sum of non-accrual loans and other real estate owned. The established targets were as follows:

| Non-performing Assets | Threshold | Target | Maximum |
|---|---|---|---|
| Payout Percentage | 50% | 75% | 100% |
| Targeted levels of reduction in non-performing assets | $5,050,000 | $12,625,000 | $20,200,000 |

At December 31, 2010, our non-performing assets totaled $76.8 million compared to $68.3 million at December 31, 2009. Because our non-performing assets were not reduced by the minimum threshold amount, no cash incentive was earned for this performance objective.

*Deposit Growth*

Growing deposits was another key corporate goal in 2010. This corporate goal was a performance objective for the Chief Executive Officer, the President and Chief Operating Officer, and the Executive Vice President – Sales Management to encourage the development of strategies to increase deposit growth opportunities and deepen existing deposit relationships. Deposit growth is a key strategic objective due to its favorable impact on our net interest margin as well as a low cost source of funding for projected loan growth. Deposit growth was measured by comparing our total deposits at December 31, 2010 to total deposits at December 31, 2009.

| Total Deposit Growth | Threshold | Target | Maximum |
|---|---|---|---|
| Payout Percentage | 50% | 75% | 100% |
| Targeted levels of deposit growth for 2010 | $16,250,000 | $24,375,000 | $32,500,000 |

Our deposit growth for the year ended December 31, 2010 was $96.1 million. Consequently, each of Messrs. Prisby, Pomranke, and Clapp was entitled to a 100% bonus payout at the percentage of the targeted incentive assigned to them for achieving this performance objective, which was 20%. The value of this portion of the bonus payout for Messrs. Prisby, Pomranke, and Clapp was $35,190, $13,888, and $8,400, respectively.

*Loan Originations*

In 2010, we placed emphasis on prudent loan growth by making it a performance objective for the Executive Vice President – Sales Management.

| Loan Originations | Threshold | Target | Maximum |
|---|---|---|---|
| Payout Percentage | 50% | 75% | 100% |
| Targeted levels of loan originations for 2010 | $67,050,000 | $100,575,000 | $134,100,000 |

Our loan originations for the year ended December 31, 2010 were $105,676,500. Consequently, Mr. Clapp was entitled to a 78.8% cash incentive payout at the percentage of the targeted incentive assigned to him for achieving this performance objective, which was 10%. The value of this portion of the cash incentive payout for Mr. Clapp was $3,310.

*Business Unit and Individual Performance Objectives*

For 2010, we determined that it was appropriate to assign business unit and individual performance objectives for certain NEOs as a measure for improving our financial and operating performance. The objectives were selected based on their impact to our operations. These objectives were also reflective of the position and responsibilities of our NEOs in relation to the achievement of our strategic goals.

*Jerry A. Weberling.* Mr. Weberling, our Chief Financial Officer, had individual performance objectives designed to promote improvements in our overall operational efficiency and relations with institutional investors, shareholders, and prospective shareholders. Maximum achievement of Mr. Weberling's individual performance objectives would have constituted a payout of 40% of his total targeted cash incentive percentage of 19%, or a maximum potential cash payout of $9,803. A percentage was assigned to each individual performance objective based on the importance we place on each objective in relation to our operational performance. Mr. Weberling achieved his individual performance objectives at a 100% level and was entitled to receive a cash payout of $9,803 for 2010.

*Dale S. Clapp.* Mr. Clapp, our Executive Vice President – Sales Management, had individual performance objectives tied to the performance of our business banking unit. Maximum achievement of Mr. Clapp's business unit performance objectives would constitute a payout of 10% of his total targeted cash incentive percentage of 24%, or a maximum potential cash incentive payout of $4,200. A percentage was assigned to each business unit objective based on the importance we placed on each objective in relation to our operational performance. Mr. Clapp achieved his individual performance objectives at a 100% level and was entitled to receive a bonus payout of $4,200 for 2010.

*Daniel J. Zimmer.* Mr. Zimmer, our Senior Vice President – Senior Credit Officer, had individual performance objectives tied to the performance and efficiency of our credit function. The business unit objectives for Mr. Zimmer were designed to promote prudent credit risk management practices while improving operational performance. Maximum achievement of Mr. Zimmer's individual performance objectives would constitute a payout of 10% of his total targeted cash incentive percentage of 21%, or a maximum potential cash bonus payout of $3,045. A percentage was assigned to each individual performance objective based on the importance we placed on each objective in relation to our operational performance. Mr. Zimmer achieved his individual performance objectives at a 100% level and was entitled to receive a payout of $3,045 for 2010.

The following table is a recap of the sources and amounts of the performance based annual incentive bonus for 2010 for each NEO:

| Named Executive Officer | Diluted EPS | Reduction in Non-performing Assets | Deposit Growth | Loan Originations | Business Unit and Individual Performance Objectives | Total |
|---|---|---|---|---|---|---|
| Thomas F. Prisby | $ 48,657 | $ — | $ 35,190 | $ N/A | $ N/A | $ 83,847 |
| Daryl D. Pomranke | 19,203 | — | 13,888 | N/A | N/A | 33,091 |
| Jerry A. Weberling | 6,777 | N/A | N/A | N/A | 9,803 | 16,580 |
| Dale S. Clapp | 11,614 | N/A | 8,400 | 3,310 | 4,400 | 27,724 |
| Daniel J. Zimmer | 8,421 | — | N/A | N/A | 3,045 | 11,466 |

### Corporate Referral Bonus Program

Citizens Employee Referral Program was developed to award the recruitment efforts of our employees. The Program provides cash awards to eligible employees who successfully refer an applicant that accepts an available position and is retained for a specific period of time. Effective January 1, 2010, executive officers are no longer eligible to participate in the program.

### 2009 Service Retention Program

Beginning in mid-2007, we experienced several changes in our senior management team as Messrs. Pomranke, Clapp, and Zimmer were recruited to join the Company on April 30, 2007, April, 21, 2008, and December 17, 2007, respectively. One of our compensation objectives in early 2009 was to establish a program to recognize and retain necessary executive talent for their service to the Company. Given the challenging economy and industry conditions, our elevated level of non-performing assets and its negative impact on the Company's operating results and ability to achieve financial results to meet compensation targets, management recognized that our 2009 performance-based cash and equity awards could prove insufficient to retain our key employees. Therefore, on January 26, 2009, the Compensation Committee approved a cash-based Service Retention Program for key employees, including our NEOs.

Under the 2009 Service Retention Program, the awards granted vest 25% on each of May 1, 2009, 2010, 2011, and 2012, and are payable so long as the employee is employed by us on the applicable vesting date. The total amount of the awards granted to the NEOs and their vesting as of December 31, 2010 are as follows:

| Named Executive Officer | Total Award | Vested Award | Unvested Award |
|---|---|---|---|
| Thomas F. Prisby | $ 154,400 | $ 77,200 | $ 77,200 |
| Daryl D. Pomranke | 74,000 | 37,000 | 37,000 |
| Dale S. Clapp | 27,000 | 13,500 | 13,500 |
| Daniel J. Zimmer | 24,880 | 12,440 | 12,440 |
| Charles V. Cole (1) | 41,000 | 20,500 | — |

(1) Mr. Cole forfeited the remaining $20,500 that would have vested on May 1, 2011 and May 1, 2012 upon his termination of employment on May 27, 2010.

### Long-term Equity-based Awards

We believe that long-term equity-based compensation can be an effective means of creating a link between the compensation provided to specified employees, including our NEOs, and gains realized by our shareholders on their investment in CFS common stock. We utilize both performance- and service-based equity compensation as a way to align the interests of our employees with the interests of our shareholders. We believe these awards encourage employees to create shareholder value through the prospect of higher stock values, thereby increasing the value of their award.

*2008 Omnibus Equity Incentive Plan*

In 2008, our Board of Directors adopted, and our shareholders approved, the CFS Bancorp, Inc. 2008 Omnibus Equity Incentive Plan (*Equity Incentive Plan*). The Equity Incentive Plan was designed to promote increased share ownership by participating employees, including our NEOs; to be utilized as an effective recruiting and retention tool; and to align the interests of our Executives with the interests of our shareholders. The Equity Incentive Plan permits grants of non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance units, and performance shares. We chose to adopt a plan that provides for multiple types of equity awards to provide us with increased flexibility to design an effective and competitive compensation program.

During 2010, a total of 17,883 performance-based restricted stock awards were granted to our NEOs as follows: Mr. Pomranke – 9,145 shares; Mr. Weberling – 1,370 shares; Mr. Clapp – 4,145 shares; and Mr. Zimmer – 3,223 shares. Mr. Prisby was not awarded shares of performance-based restricted stock.

The performance-based restricted stock awards granted in 2010 were subject to the achievement of a performance objective relating to our 2010 fiscal year. We determined to use a one-year performance period because of the difficulty of establishing performance targets for more than a single year due to the present challenging and uncertain economic conditions. If the performance objective was achieved, the awards would be earned. If earned, the awards would then vest at a rate of 33% on May 1, 2012, 33% on May 1, 2013, and 34% on May 1, 2014 only if the NEO continued to be employed by us on the applicable vesting dates. If the NEO is not employed by us on a vesting date, the unvested portion of an earned award is forfeited.

In February 2011, the Compensation Committee approved the granting of 11,818 performance-based restricted stock awards to our NEOs as follows: Mr. Pomranke – 5,667 shares; Mr. Weberling – 2,587 shares; Mr. Clapp – 2,134 shares; and Mr. Zimmer – 1,430 shares. Mr. Prisby was not awarded shares of performance-based restricted stock.

We established diluted earnings per share as the corporate performance objective for the 2010 performance-based restricted stock awards. We consider diluted earnings per share an appropriate financial metric for which to measure our performance across a broad peer group with diverse strategies and business units. The percentage of the 2010 performance-based restricted stock awards earned by the NEOs was based on the level of diluted earnings per share achieved by the Company as of December 31, 2010 relative to the established targets of diluted earnings per share. We calculate our diluted earnings per share targets in the manner described in **Performance-based Annual Cash Incentive Plan** above. The following table shows the performance targets and the percentage earned of an award for achieving various levels of performance. If we achieve performance between two targets, we perform a mathematical interpolation to calculate the bonus payout percentage.

| Peer Group Percentile | Diluted Earnings Per Share Targets ($) | Bonus Payout (%) |
|---|---|---|
| 25th | $ (.27) | 0% |
| 50th | .37 | 50 |
| 62.5th | .44 | 75 |
| 75th | .61 | 100 |

Our diluted earnings per share for the year ended December 31, 2010 was $.32. Consequently, our NEOs earned their respective restricted stock awards at a 46.1% level at the weighted percentage of the targeted incentive assigned to this performance objective for each NEO. As such, the following number of 2010 performance-based restricted shares were earned subject to the continued employment vesting requirement described above: Mr. Pomranke – 4,216 shares; Mr. Weberling – 632 shares; Mr. Clapp – 1,911 shares; and Mr. Zimmer – 1,486 shares. The balance of the 2010 restricted stock awards were considered unearned and forfeited.

During 2010, a total of 16,175 service-based restricted stock awards were granted to our NEOs as follows: Mr. Pomranke – 5,053 shares; Mr. Weberling – 5,913 shares; Mr. Clapp – 2,954 shares; and Mr. Zimmer – 2,255 shares. The 2010 service-based restricted stock awards will vest at a rate of 33% on May 1, 2012, 33% on May 1, 2013, and 34% on May 1, 2014, only if the NEO continued to be employed by us on the applicable vesting dates. Mr. Prisby was not awarded shares of service-based restricted stock.

In February 2011, the Compensation Committee approved the granting of 7,879 service-based restricted stock awards to our NEOs as follows: Mr. Pomranke – 3,778 shares; Mr. Weberling – 1,725 shares; Mr. Clapp – 1,423 shares; and Mr. Zimmer – 953 shares. Mr. Prisby was not awarded shares of service-based restricted stock.

During 2010, as part of Mr. Prisby's service-based award discussed above, $43,485 was awarded in lieu of a service-based restricted stock award under our 2008 Omnibus Equity Incentive Plan given Mr. Prisby's tenure with the Company and the amount of his current holdings of CFS common stock. This award will vest and be paid 33%, 33%, and 34% on May 1, 2012, 2013, and 2014, respectively, only if he continues to be employed by us on the applicable vesting dates.

In February 2011, the Compensation Committee approved a service-based cash award of $43,485 to Mr. Prisby in lieu of a service-based restricted stock award under our 2008 Omnibus Equity Incentive Plan. This award will vest and be paid 33%, 33%, and 34% on May 1, 2013, 2014, and 2015, respectively, only if he continues to be employed by us on the applicable vesting dates.

We decided to award a higher percentage of performance-based restricted stock than service-based restricted stock in order to emphasize and reward for performance that supports our short-term and long-term goals. We also considered the individual responsibilities of each NEO as well as the total available shares that can be issued annually under the Equity Incentive Plan (120,000 shares) in determining the amount of restricted stock to award to each NEO. We considered peer group and industry compensation information provided by the Hay Group in making both of these determinations. On a percentage basis, the level and allocation are between the median and the 75th percentile.

*401(k) Retirement Plan*

We sponsor the 401(k) Plan which is a tax-qualified retirement plan for our eligible employees, including the NEOs. Our employees are generally eligible to participate in the 401(k) Plan after completing three consecutive months of service and attaining age 21. Participants' contributions are deferred and invested in various investment options. In 2010, the Bank made matching contributions to the 401(k) Plan equal to 100% of an employee's contributions of up to 1% of compensation and 50% of the employee's contributions on the next 5% of compensation. Subject to the limits imposed by the Internal Revenue Code, employees may defer, on a pre-tax or post-tax basis, up to 100% of their compensation to the 401(k) Plan. Employees are fully vested in their matching contributions after two years of service. See column (i) of the **Summary Compensation Table** for the matching contributions allocated to the 401(k) Plan account of each NEO for 2010.

*Employee Stock Ownership Plan*

During 2010, we sponsored the ESOP which is a tax-qualified retirement plan for our eligible employees, including the NEOs. The ESOP affords eligible employees the opportunity to share in the growth and value of CFS stock and is intended to align employee interests with those of our shareholders. The ESOP is deleveraged as the loan was repaid in full in 2009 and all shares were allocated to plan participants. We did not make a discretionary contribution under the ESOP Plan during 2010. Effective following the close of business on December 31, 2010 and effective January 1, 2011, the CFS Bancorp, Inc. Employee Stock Ownership Plan was merged into the Citizens Financial Bank 401(k) Retirement Plan.

*Pension Plan*

We sponsor a non-contributory tax-qualified defined benefit pension plan (*Pension Plan*) which was frozen effective March 1, 2003 so that on and after that date, no further benefits would accrue and no additional employees would become participants. Mr. Prisby is the only NEO who has an accrued benefit under the Pension Plan. For a further discussion of the Pension Plan, see **2010 Pension Benefits** below.

*Nonqualified Deferred Compensation Plans*

The Nonqualified Plan permits benefits which supplement those provided under the ESOP in cases where a contribution for an NEO is affected by limits imposed by the Internal Revenue Code. If a participant timely elects not to defer such supplemental allocation, the amount will be paid in cash, in our common stock, or a combination of the two in the year the amount of the supplemental allocation is determined. The Nonqualified Plan also permits the Compensation Committee to make discretionary contributions to participants. Benefits are held and invested primarily in CFS common stock by a third-party trustee under an irrevocable rabbi trust. Messrs. Prisby and Pomranke are currently the only NEOs eligible in the Nonqualified Plan. In 2010, no contribution was made to the *Qualified* ESOP Plan therefore there was no Supplemental ESOP Benefit contribution.

We also sponsor two additional frozen nonqualified plans in which Mr. Prisby was the only NEO participating as of December 31, 2010: the Citizens Financial Services, FSB Deferred Compensation Plan for Key Employees and the Amended and Restated Supplemental ESOP Benefit Plan of CFS Bancorp and Citizens Financial Services, FSB (collectively, the *Frozen Plans*). Mr. Prisby took his final distributions from these plans as previously elected on May 1, 2010, thus essentially terminating these two frozen nonqualified plans as no assets are remaining. See **2010 Nonqualified Deferred Compensation** below.

*Life Insurance*

CFS maintains a group term life insurance plan for all full-time employees which provides a benefit in an amount equal to 100% of the employee's annual earnings as defined under the plan, up to a maximum of $400,000, except in the case of Mr. Prisby's benefit, which was reduced by one-third because he has reached age 65.

*Employment Agreements*

We also take into consideration the employment agreements we have with Messrs. Prisby and Pomranke when determining their compensation. We maintain employment agreements with certain NEOs to provide continuity and stability to our senior management team and are typical within our industry. The agreements contain provisions that will require us to make payments to these NEOs upon the termination of their employment (other than for cause or due to a voluntary resignation without good reason) or under certain circumstances following a change-in-control. We include severance provisions in the employment agreements with certain NEOs to provide assurances to them and focus their efforts on acting in the best interests of the Company and its shareholders. For a discussion of these agreements, see **Employment Agreements**. For a discussion of post-employment termination payments, see **Potential Payments on Termination or Change-in-Control**.

*Change-in-Control Arrangements*

At December 31, 2010, each of Messrs. Weberling, Clapp, and Zimmer had change-in-control agreements with the Bank. We maintain change-in-control agreements with certain NEOs to provide assurances to them and focus their efforts on acting in the best interest of our shareholders in the event of a change-in-control of the Company and/or the Bank. For a discussion of these agreements, see **Change-in-Control Agreements** below. For a discussion of post employment termination payments, see **Potential Payments on Termination or Change-in-Control**.

We also provide for change-in-control payments to be made to Messrs. Prisby and Pomranke pursuant to their employment agreements. For a discussion of these agreements, see **Employment Agreements**. For a discussion of post-employment termination payments, see **Potential Payments on Termination or Change-in-Control**.

All of our equity compensation plans provide immediate vesting of all unvested awards upon a change-in-control. All of our stock options have vested and are exercisable. Please refer to the **Outstanding Equity Awards at Fiscal Year-End** table for information regarding the value of unvested stock awards held by the NEOs.

*Perquisites and Additional Benefits*

NEOs participate in other employee benefit plans generally available to all employees on the same terms as similarly situated employees. In addition, certain NEOs receive other additional perquisites that are described in footnote 6 to column (i) in the **Summary Compensation Table**. We disclose all perquisites provided to the NEOs, even if the value of the perquisites falls below the disclosure thresholds under applicable SEC rules. The additional benefits and perquisites that we provide to our NEOs include group insurance benefits typically provided by employers as well as automobile and club memberships that are used for business purposes and that are an important component of an effective compensation plan.

## Additional Information Relating to Executive Compensation

*Director and Named Executive Officer Stock Ownership Guidelines*

Stock ownership guidelines are a key component in companies' compensation programs, helping to ensure an alignment of Executive and Director interests with those of shareholders. The Board of Directors has adopted share retention and ownership guidelines for our NEOs and the Board itself. Our guidelines are based upon the market value of our common stock as a multiple of the NEO's or Director's base compensation.

Under the stock ownership guidelines, our non-employee Directors and NEOs are expected to accumulate and retain shares of our common stock to meet the applicable stock ownership level within five years from January 1, 2011.

| Position | Stock Ownership Level |
|---|---|
| Non-Employee Directors | 3 times annual cash retainer |
| Chief Executive Officer and Chief Operating Officer | 2 times annual base compensation |
| Executive Vice Presidents and other Named Executive Officers | 1 times annual base compensation |

All Executives are expected to retain the equivalent of 50% of the after tax-effected shares acquired by performance or service restricted stock awards, or any stock option upon exercise until they achieve the specified ownership level and thereafter must maintain such ownership level. All Directors are expected to retain 100% of the after tax-effected shares acquired by restricted stock awards, or any stock option upon exercise, until resignation or retirement from the Board.

Upon reaching the established time requirement, if a Director or Executive has not reached the targeted ownership level, such individual will not be entitled to any further awards.

*Tax Deductibility of Compensation*

We generally seek to maximize the deductibility for federal income tax purposes of all elements of compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for non-qualifying compensation in excess of $1.0 million per year per Executive. However, performance-based compensation is excluded from this limitation. We review our compensation plans in light of applicable tax provisions, including Code Sections 162(m) and 409A, and may revise these plans, from time to time, to avoid excise taxes or to maximize appropriate deductions under the Internal Revenue Code. Although our current compensation programs result in compensation amounts significantly below Code Section 162(m) guidelines, we will strive to continue to have as much compensation as possible to our NEOs be deductible to the Company for federal income tax purposes.

*Executive Compensation Clawback Policy*

We will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments and to seek to recover any cash or equity-based incentive compensation paid to certain NEOs where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement of our financial statements.

In December 2010, the Compensation Committee approved a revised compensation clawback policy intended to be consistent with the provisions and meant to be construed in accordance with the requirements of the Dodd-Frank Act. If the Board of Directors of CFS Bancorp, Inc. or an appropriate committee thereof, has determined that the Company must restate the consolidated financial statements that are required to be filed with the Securities and Exchange Commission (*SEC*) pursuant to applicable securities laws as a result of material noncompliance with the financial reporting requirements of such securities laws, or misstatement of financial metrics, then the Company shall have the right to recoup certain incentive compensation paid to its current or former Executive Officers (collectively, the *Affected Individuals*). Specifically, the Company shall have the right to recoup certain incentive compensation paid to such Affected Individuals for the three year period preceding the restatement of the Company's consolidated financial statements.

*Compensation Risk*

Our internal risk assessment indicates that the Bank's incentive compensation plans are not designed to encourage, either intentionally or unintentionally, excessive risk taking. Mitigating factors and various oversight elements are in place for the NEOs, and other Officers and employees that have decision making authority, strategic planning responsibilities, or participate in an incentive program. The focus is to reward long-term value creation and avoid excessive risk.

The Compensation Risk Assessment Committee is comprised of our Senior Vice President – Human Resources and Education, Senior Vice President – Risk Management, Vice President – Internal Audit, and Vice President – Human Resources and Education. The committee is responsible for conducting an annual risk-rating assessment of the incentive compensation programs available to our employees and to present a report of this assessment annually to the Compensation Committee.

Our Compensation Committee, with the assistance of the Hay Group, reviewed our compensation policies and practices for all employees, including NEOs for 2010. The Compensation Committee determined that our compensation programs did not have a material adverse effect on the Company. In addition, the committee believes that the mix and elements of executive compensation did not encourage management to assume excessive business risks.

**Report of the Compensation Committee**

*The following Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the Acts), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.*

The Compensation Committee of the Board of Directors of the Company oversees the Company's Executive Compensation Program on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the foregoing **Compensation Discussion and Analysis** set forth in this proxy statement. In reliance on the review and discussions referred to above, the Compensation Committee and such independent members of the Board of Directors have each recommended to the Board that the **Compensation Discussion and Analysis** be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company's proxy statement in connection with the Company's 2011 Annual Meeting of Shareholders, to be filed with the SEC.

*Compensation Committee*
Gene Diamond (Chairman)
Gregory W. Blaine
Joyce M. Simon

## Summary Compensation Table

The following table summarizes the total compensation paid or earned by each person who served as an NEO during any portion of each of 2010, 2009, and 2008.

| Name And Principal Position (a) | Year (b) | Salary ($) (c)(1) | Bonus ($) (d)(2) | Stock Awards ($) (e)(3) | Option Awards ($) (f) | Non-equity Incentive Plan Compensation ($) (g)(4) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)(5) | All Other Compensation ($) (i)(6) | Total ($) (j) |
|---|---|---|---|---|---|---|---|---|---|
| Thomas F. Prisby............ Chairman and Chief Executive Officer | 2010 | $ 383,971 | $ 38,600 | $ — | $ — | $ 83,847 | $ 104,000 | $ 39,387 | $ 649,805 |
| | 2009 | 400,706 | — | — | — | — | 112,000 | 44,976 | 557,682 |
| | 2008 | 385,015 | — | 158,397 | — | — | 51,000 | 59,034 | 653,446 |
| Daryl D. Pomranke......... President and Chief Operating Officer | 2010 | 248,000 | 18,500 | 49,551 | — | 33,091 | — | 27,187 | 376,329 |
| | 2009 | 252,154 | 18,500 | 34,152 | — | — | — | 34,046 | 338,852 |
| | 2008 | 211,923 | — | 94,182 | — | — | — | 35,905 | 342,010 |
| Jerry A. Weberling......... Executive Vice President and Chief Financial Officer | 2010 | 126,077 | — | 39,401 | — | 16,580 | — | 9,761 | 191,819 |
| | 2009 | — | — | — | — | — | — | — | — |
| | 2008 | — | — | — | — | — | — | — | — |
| Dale S. Clapp.................. Executive Vice President – Sales Management | 2010 | 175,000 | 6,750 | 24,776 | — | 27,524 | — | 13,176 | 247,226 |
| | 2009 | 177,808 | 6,750 | 18,801 | — | — | — | 19,175 | 222,534 |
| | 2008 | 107,884 | 45,000 | 29,967 | — | — | — | 7,097 | 189,948 |
| Daniel J. Zimmer............ Senior Vice President – Senior Credit Officer | 2010 | 145,000 | 6,220 | 19,118 | — | 11,466 | — | 10,082 | 191,886 |
| | 2009 | 148,112 | 7,720 | 15,633 | — | — | — | 13,287 | 184,752 |
| | 2008 | 124,615 | 10,000 | 38,529 | — | 5,630 | — | 13,736 | 192,510 |
| Charles V. Cole.............. Former Executive Vice President and Chief Financial Officer | 2010 | 86,625 | 10,250 | 26,576 | — | — | — | 400,248 | 523,699 |
| | 2009 | 198,693 | 10,250 | 20,115 | — | — | — | 35,069 | 264,127 |
| | 2008 | 184,573 | — | 42,810 | — | — | — | 38,637 | 266,020 |

---

(1) Mr. Prisby did not receive a salary increase in 2010 or 2009. Messrs. Pomranke, Clapp, Zimmer, and Cole did not receive a salary increase in 2010. Mr. Weberling's employment commenced on June 1, 2010 and Mr. Cole's employment terminated on May 27, 2010.

(2) For 2010, the amounts in column (d) represent payments made on May 1, 2010 to the NEOs under the 2009 Service Retention Program upon the vesting of 25% of the awards granted in January 2009. In 2009, Mr. Prisby returned the full amount of his vested awards; amounts reflected for Mr. Zimmer pertain to our corporate referral bonus program. For 2008, the amounts shown in column (d) represent the dollar amount received for Mr. Clapp's sign-on bonus and bonuses paid to Messrs. Zimmer and Clapp according to our corporate referral bonus program.

(3) The amounts shown in column (e) represent the aggregate grant date fair value computed in accordance with ASC 718 for restricted stock service-based awards granted in 2010 under our Equity Incentive Program and performance-based restricted stock awards granted in 2010 at target reflected as the grant date fair value. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to grants made prior to fiscal year 2010, refer to Note 9 of the financial statements in our annual report on Form 10-K for the year ended December

31, 2010 as filed with the SEC. See the **2010 Grants of Plan-Based Awards** table for additional information on awards made in 2010.

(4) The amounts shown in column (g) represent the amount earned as a bonus under the Cash Incentive Plan, which are based on corporate and individual performance objectives and diluted earnings per share for the applicable years which is discussed further under **Compensation Discussion and Analysis**. See also the footnotes to the **2010 Grants of Plan-Based Awards** table.

(5) The amounts shown in column (h) represent the increase in the present value of Mr. Prisby's benefits under the Pension Plan. There are no above market earnings or preferential dividends paid under the Nonqualified Plan or Frozen Plans.

(6) The amounts shown in column (i) reflect the following for 2010:

**Supplement to All Other Compensation Column**

| Name | 401(k) Match | Country Club and Health Club Membership | Car Allowance | Welfare Benefits | Restricted Stock Dividends | Severance-related Benefits | Total All Other Compensation |
|---|---|---|---|---|---|---|---|
| Thomas F. Prisby.................... | $ 8,575 | $ 7,029 | $ 11,095 | $ 11,479 | $ 1,209 | $ — | $ 39,387 |
| Daryl D. Pomranke................ | 8,575 | — | 4,900 | 12,993 | 719 | — | 27,187 |
| Jerry A. Weberling................ | 4,566 | — | 4,375 | 820 | — | — | 9,761 |
| Dale S. Clapp.......................... | 6,361 | — | 5,802 | 784 | 229 | — | 13,176 |
| Daniel J. Zimmer.................... | 4,326 | 420 | — | 5,042 | 294 | — | 10,082 |
| Charles V. Cole...................... | 4,933 | 195 | 3,785 | 10,651 | 327 | 380,357 | 400,248 |

**Narrative to Summary Compensation Table**

CFS and the Bank are parties to employment agreements with Messrs. Prisby and Pomranke for a term of 36 and 30 months, respectively, in each of their current respective positions. The agreements provide Messrs. Prisby and Pomranke have a current base salary of $391,000 and $248,000 respectively. See **Employment Agreements** below.

**2010 Grants of Plan-Based Awards**

The following table presents information relating to the 2010 cash incentive plan awards, stock-based incentive plan awards, and awards of options, restricted stock, and similar instruments under performance-based plans. The table also shows the equity-based compensation awards granted in 2010 that are not performance-based where the payout or future value is tied to our stock price at the time the shares are vested and not to other performance criteria.

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2) | | | Estimated Future Payouts Under Equity Incentive Plan Awards (3) | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Name (a)** | **Grant Date (b)** | **Threshold ($) (c)** | **Target ($) (d)** | **Maximum ($) (e)** | **Threshold (#) (f)** | **Target (#) (g)** | **Maximum (#) (h)** | **(#) (i) (4)** | **(#) (j)** | **($/Sh) (k)** | **(l) (5)** |
| Thomas F. Prisby (1)....... | 2/11/10 | $ — | $ 43,485 | $ — | — | — | — | — | — | $ — | $ — |
| | 2/11/10 | 35,190 | 175,950 | 228,735 | — | — | — | — | — | — | — |
| Daryl D. Pomranke.......... | 2/11/10 | — | — | — | — | 4,573 | 9,145 | 5,053 | — | — | 49,551 |
| | 2/11/10 | 13,888 | 69,440 | 90,272 | — | — | — | — | — | — | — |
| Jerry A. Weberling.......... | 6/07/10 | — | — | — | — | 685 | 1,370 | 5,913 | — | — | 39,401 |
| | 6/07/10 | 4,901 | 24,507 | 31,860 | — | — | — | — | — | — | — |
| Dale S. Clapp.................. | 2/11/10 | — | — | — | — | 2,073 | 4,145 | 2,954 | — | — | 24,776 |
| | 2/11/10 | 8,400 | 42,000 | 54,600 | — | — | — | — | — | — | — |
| Daniel J. Zimmer............ | 2/11/10 | — | — | — | — | 1,612 | 3,223 | 2,255 | — | — | 19,118 |
| | 2/11/10 | 6,090 | 30,450 | 39,585 | — | — | — | — | — | — | — |
| Charles V. Cole.............. | 2/11/10 | — | — | — | — | 2,190 | 4,379 | 3,236 | — | — | 26,576 |

(1) A cash portion of the 2010 long-term service-based compensation is in lieu of an award under the 2008 Omnibus Equity Incentive Plan. The 2010 award vests 33%, 33%, and 34% on May 1, 2012, 2013, and 2014, respectively.

The applicable portion of the bonus will be paid on each vesting date so long as Mr. Prisby is employed by the Bank.

(2) The Cash Incentive Plan provides for an opportunity of a performance-based cash bonus. The percent of payout was based on the percentage of achievement in each assigned category. Depending on performance, award payouts may range from 50% to 100% for non-performing assets, deposit growth, loan origination, and business unit and individual performance objectives and zero to 150% for the diluted earnings per share objectives.

(3) The Equity Incentive Plan provides for an opportunity of earning performance-based restricted shares. The 2010 awards provided for a specific number of restricted shares to be earned at target, with a potential for a maximum number of restricted shares to be earned. Depending on performance, awards may range from zero to 100% of target. The 2010 awards under the Equity Incentive Plan were based on diluted earnings per share. The 2010 performance-based awards, if earned, will vest 33%, 33%, and 34% on May 1, 2012, 2013, and 2014, respectively.

(4) The Equity Incentive Plan permits awards of service-based restricted shares. The 2010 service-based awards vest 33%, 33%, and 34% on May 1, 2012, 2013, and 2014, respectively.

(5) The amounts in this column are the grant date fair value of the awards reported in the table computed in accordance with ASC 718.

The following narrative discusses the material information necessary to understand the information in the tables above.

*Non-Equity Incentive Plan Awards.* The performance objectives for the Cash Incentive Plan varied for each NEO. See **Performance-based Annual Cash Incentive Plan** above for further discussion of the performance objectives, relative weighting and targets.

The Compensation Committee also determined that Mr. Prisby would exchange his opportunity to earn restricted shares under the Equity Incentive Plan for an equivalent cash award. The committee made this determination because of Mr. Prisby's tenure with the Company and his current holdings of our common stock. This award will vest and be paid 33%, 33%, and 34% on May 1, 2012, 2013, and 2014, respectively, only if he continues to be employed by us on the applicable vesting dates.

*Equity Incentive Plan Awards.* The performance objectives for the Equity Incentive Plan were also based on diluted earnings per share. An analysis of the awards and a discussion of the performance objectives, relative weighting, and other pertinent information are included in **Long-term Equity-based Awards** above.

## 2010 Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each NEO, the number of shares of our common stock subject to outstanding stock options and stock awards that were unexercised or unvested at December 31, 2010.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b)(1) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised and Unearned Options (#) (d) | Option Exercise Price ($) (e) | Option Expiration Date (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
| Thomas F. Prisby | 35,000 | — | — | $ 11.25 | 4/27/2011 | — | $ — | 7,437 (2) | $ 38,896 |
| | 20,000 | — | — | 13.49 | 2/18/2012 | — | — | — | — |
| | 35,000 | — | — | 13.99 | 5/19/2013 | — | — | — | — |
| | 25,000 | — | — | 14.64 | 4/7/2014 | — | — | — | — |
| | 11,145 | — | — | 13.48 | 7/25/2015 | — | — | — | — |
| Daryl D. Pomranke | — | — | — | — | — | — | — | 26,522 (3) | 138,709 |
| Jerry A. Weberling | — | — | — | — | — | — | — | 7,283 (4) | 38,090 |
| Dale S. Clapp | — | — | — | — | — | — | — | 12,529 (5) | 65,526 |
| Daniel J. Zimmer | — | — | — | — | — | — | — | 10,804 (6) | 56,505 |
| Charles V. Cole | — | — | — | — | — | — | — | — (7) | — |

(1) All of the option awards fully vested on September 26, 2005. Mr. Cole had 50,000 options which expired 30 days after his termination of employment, May 27, 2010.

(2) Mr. Prisby's Service Retention Program and Equity Incentive vest as follows: 3,663 on May 1, 2011 and 3,774 on May 1, 2012.

(3) Mr. Pomranke's Equity Incentive Plan awards vest as follows: 4,786 on May 1, 2011; 7,910 on May 1, 2012; 5,744 on May 1, 2013; and 3,153 on May 1, 2014.

(4) Mr. Weberling's Equity Incentive Plan awards vest as follows: 2,160 on May 1, 2012; 2,160 on May 1, 2013; and 2,225 on May 1, 2014.

(5) Mr. Clapp's Equity Incentive Plan awards vest as follows: 2,021 on May 1, 2011; 3,648 on May 1, 2012; 2,973 on May 1, 2013; and 1,653 on May 1, 2014.

(6) Mr. Zimmer's Equity Incentive Plan awards vest as follows: 2,052 on May 1, 2011; 3,313 on May 1, 2012; 2,429 on May 1, 2013; and 1,273 on May 1, 2014.

(7) Mr. Cole forfeited 13,858 Equity Incentive Plan awards upon his termination of employment, May 27, 2010.

(8) The market value was computed by multiplying the number of shares by the $5.23 closing price of our common stock on the last trading day of 2010.

## 2010 Option Exercises and Stock Vested

The following table summarizes for each NEO the number of shares acquired and value realized upon exercise of options or the vesting of stock awards for 2010.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name (a) | Number of Shares Acquired on Exercise (#) (b) | Value Realized on Exercise ($) (c) | Number of Shares Acquired on Vesting (#) (d) | Value Realized on Vesting ($) (e)(1) |
| Thomas F. Prisby | — | $ — | 3,663 | $ 18,242 |
| Daryl D. Pomranke | — | — | 2,178 | 10,846 |
| Jerry A. Weberling | — | — | — | — |
| Dale S. Clapp | — | — | 693 | 3,451 |
| Daniel J. Zimmer | — | — | 891 | 4,437 |
| Charles V. Cole | — | — | 990 | 4,930 |

(1) The amount represents the aggregate amount realized which was determined by multiplying the number of shares by the $4.98 closing price of our common stock as of the vesting date.

## 2010 Pension Benefits

The following table sets forth, in specified years of credited service, the estimated present value of accumulated benefits under the Bank's qualified defined benefit pension plan as supplemented by the supplemental benefit plan adopted by the Bank. The benefits under the qualified defined benefit plan were frozen in 2003.

| Name (a) | Plan Name (b) | Number of Years of Credited Service (#) (c) | Net Present Value of Accumulated Benefits ($) (d)(1) | Payments During Last Fiscal Year ($) (e) |
|---|---|---|---|---|
| Thomas F. Prisby | Pension Plan | 20 | $ 1,187,000 | $ — |
| Daryl D. Pomranke (2) | Pension Plan | — | — | — |
| Jerry A. Weberling (2) | Pension Plan | — | — | — |
| Dale S. Clapp (2) | Pension Plan | — | — | — |
| Daniel J. Zimmer (2) | Pension Plan | — | — | — |
| Charles V. Cole (2) | Pension Plan | — | — | — |

(1) The net present value is calculated at December 31, 2010, using the accrued benefit multiplied by the present value factor based on an assumed age 65 retirement date and the 2000 RP Mortality Table and 5.54% and 5.96% interest, respectively.

(2) Messrs. Pomranke, Weberling, Clapp, Zimmer and Cole do not participate in the Pension Plan.

The Pension Plan benefits shown in the table represent the net present value of Mr. Prisby's accumulated pension benefits. Benefits under the Pension Plan generally may be paid as a monthly annuity for the life of the participant (or the lives of the participant and their spouse) or in the form of an actuarially equivalent lump sum payment. The annual pension benefit is the product of (i) the participant's number of years of credited benefit service, multiplied by (ii) the sum of 1.5% of that portion of the participant's covered compensation after 1998 and 2% of the participant's covered compensation before that year. Compensation covered by the plan is the average compensation, as limited by the Internal Revenue Code, for the five consecutive years of employment which produce the highest such average.

## 2010 Nonqualified Deferred Compensation

The following table summarizes the amount of nonqualified deferred compensation that CFS is obligated to pay to each NEO, including the full amount of earnings for 2010.

| Name (a) | Executive Contributions in Last FY ($) (b) | Registrant Contributions in Last FY ($) (c) | Aggregate Earnings in Last FY ($) (d)(1) | Aggregate Withdrawals / Distributions ($) (e)(2) | Aggregate Balance at Last FYE ($) (f)(3) |
|---|---|---|---|---|---|
| Thomas F. Prisby | $ — | $ — | $ 83,724 | $ (198,192) | $ — |
| Daryl D. Pomranke | — | — | 139 | — | 504 |
| Jerry A. Weberling | — | — | — | — | — |
| Dale S. Clapp | — | — | — | — | — |
| Daniel J. Zimmer | — | — | — | — | — |
| Charles V. Cole | — | — | — | — | — |

(1) The amount shown in column (d) represents all earnings from dividends and interest as well as changes in the market value of CFS common stock held in the rabbi trust under the nonqualified executive deferred pension and ESOP plans. The interest and dividends were not considered to be above-market earnings or preferential dividends. As such, this amount was not reported in column (h) of the **Summary Compensation Table**.

(2) The amount reported in column (e) represents amounts distributed under the Nonqualified Plan and Frozen Plans.

(3) The amount reported in column (f) represents amounts accrued under the Nonqualified Plan. Earnings include cash dividends on our common stock and interest for the year ended December 31, 2010.

The Nonqualified Plan provides for supplemental benefits to certain employees whose benefits under the ESOP Plan were reduced by limitations imposed by the Internal Revenue Code. If a participant timely elects not to defer a supplemental allocation, the amount will be paid in cash, in our common stock, or a combination of the two in the year the amount of the supplemental allocation is determined. The supplemental benefits equal the amount of additional benefits the participant would receive if there were no income limitations imposed by the Internal Revenue Code. The Nonqualified Plan also permits the Compensation Committee to make discretionary contributions to a participant. Amounts deferred under the Nonqualified Plan are held in a rabbi trust and are invested in CFS common stock.

Messrs. Prisby and Pomranke are the only NEOs participating in the Nonqualified Plan. As provided for under the Nonqualified Plan, Mr. Prisby received his remaining distribution of his fully vested accrued benefits held under the rabbi trust on May 1, 2010. Distribution from Mr. Pomranke's account under the Nonqualified Plan will be made in accordance with his election under the Nonqualified Plan; provided, however, if no election is made, payment will be made within 90 days of the date he attains age 70.

Mr. Prisby also had funds held in a rabbi trust from the Frozen Nonqualified Plans which were invested in our common stock. Mr. Prisby received his final distribution of his fully vested accrued benefits held under each Frozen Plan on May 1, 2010.

### Employment Agreements

CFS and the Bank maintain employment agreements with Messrs. Prisby, Pomranke and Weberling. We have entered into agreements with these executive officers because we believe they promote continuity and provide certainty and stability in our management team and are typical within our industry. CFS and the Bank agree to employ Messrs. Prisby, Pomranke, and Weberling for a term of 36, 30, and 24 months, respectively, in each of their current respective positions. The agreements provide Messrs. Prisby, Pomranke, and Weberling base salaries of $391,000, $248,000, and $220,000 respectively, which may be increased from time to time by the Boards of Directors of CFS and the Bank. Messrs. Pomranke's and Weberling's base salaries were increased to $260,000 and $225,500, respectively, in February 2011.

No excise tax gross-ups are provided under the agreements. In the event that any payment or other benefit to be received upon any termination of employment (including in connection with a change-in-control of either the Bank or

CFS) would not be deductible for federal income tax purposes by us, then the payments and benefits otherwise payable will be reduced to the highest amount that avoids the application of Internal Revenue Code Section 280G.

Employment under these agreements can be terminated by the Executive, CFS, or the Bank at any time without cause. The Executive will be entitled to a cash severance amount if he terminates his respective employment because:

- of the failure of CFS or the Bank to comply with any material provision of the employment agreement;
- the employment agreement is terminated by CFS or the Bank other than for cause, disability, retirement, or death; or
- of certain adverse actions which are taken with respect to the Executive's employment following a change-in-control of CFS.

Except as noted below, the cash severance amount is based upon a three-year average of the Executive's compensation (as defined in each employment agreement) in the following amounts:

- Thomas F. Prisby – 300% of average annual compensation;
- Daryl D. Pomranke – 250% of average annual compensation; and
- Jerry A. Weberling – 150% of average annual compensation.

The agreements with Messrs. Pomranke and Weberling provide that the Executive will receive medical insurance coverage for the balance of the term of his agreement if the agreement is terminated without cause by us.

Each of the employment agreements contains non-competition and non-solicitation covenants that apply (except in the event of the termination of employment under certain circumstances) while the Executive is employed by the Company or the Bank and on a post-employment basis as follows: Mr. Prisby – 36 months, Mr. Pomranke – 30 months, and Mr. Weberling – 18 months. In addition, at all times during and following their employment by us, Messrs. Prisby, Pomranke, and Weberling are also subject to additional confidentiality and non-disparagement covenants and restrictions.

As previously mentioned, Mr. Cole's employment with the Company and the Bank terminated on May 27, 2010. On June 2, 2010, the Company entered into a Separation Agreement and General Release with Mr. Cole relating to his termination of employment. In accordance with Mr. Cole's employment agreement, the Company paid Mr. Cole the following amounts:

- an aggregate severance amount of $380,357;
- accrued but unused vacation as of May 27, 2010, and reimbursement of all business expenses incurred by him prior to May 27, 2010; and
- the right to receive continuing medical, life, and disability coverage for himself for a period of time ending on the earlier of June 23, 2011 or the date on which the Executive becomes eligible to participate under another plan.

**Change-In-Control Agreements**

We maintain change-in-control agreements with certain of our NEOs to provide assurances to them and focus their efforts on acting in the best interest of our shareholders in the event of a change-in-control of the Company and/or the Bank. The Bank currently maintains change-in-control agreements with Messrs. Clapp and Zimmer. Mr. Clapp serves as an Executive Vice President with primary responsibility for sales management and marketing at the Bank, and Mr. Zimmer serves as a Senior Vice President and Senior Credit Officer of the Bank. These agreements are not employment agreements or a guarantee or commitment for continued employment of Messrs. Clapp or Zimmer by the Bank. Messrs. Clapp and Zimmer are employees-at-will of the Bank. The agreements do not affect or limit the right of the Bank or of Messrs. Clapp or Zimmer to terminate their respective employment with the Bank at any time for any reason or for no reason.

We had also previously entered into a change-in-control agreement with Mr. Weberling upon his employment with the Company on June 3, 2010. However, Mr. Weberling's current employment agreement entered into on February 18, 2011 replaces and supersedes his change-in-control agreement. See **Employment Agreements** above.

The initial term of each change-in-control agreement is one year. The agreements provide that the Bank's Board of Directors will review each agreement within 60 days prior to the first anniversary date of the agreement and within 60 days prior to each subsequent one-year anniversary thereafter. The Board review will determine whether the term of each agreement will be extended for a period of one year in addition to the then remaining term. If the Bank's Board determines not to extend the term of an agreement, then that agreement will terminate.

Our change-in-control agreements are double-trigger agreements. Each change-in-control agreement provides that if Messrs. Clapp or Zimmer terminates his employment for good reason or within two years following a change-in-control of the Bank or CFS, then the terminated employee will be entitled to change-in-control payments (payable in cash) equal to 100% of his average monthly base salary for a period of twelve months following his last day of employment with the Bank. Messrs. Clapp and Zimmer are entitled to the same payment if the Bank terminates employment for any reason other than for cause or a disability during the term of the agreement or within a two-year period immediately following a change-in-control of CFS or the Bank. Each agreement also provides that, if Messrs. Clapp or Zimmer is participating in our group health insurance plan at the time his employment is terminated and if he has made an appropriate election to continue insurance coverage for himself and/or his spouse and legal dependents under COBRA, then the terminated employee will pay the premiums for continued group health coverage and we will reimburse him for a limited period of time for the premiums he actually pays for the continued coverage.

Each change-in-control agreement also contains non-competition and non-solicitation covenants that apply while Messrs. Clapp and Zimmer are employed by the Bank and on a post-employment basis. In addition, at all times during and following their employment by us, Messrs. Clapp and Zimmer are subject to additional confidentiality and non-disparagement covenants and restrictions.

**Potential Payments on Termination or Change-In-Control**

The tables below reflect the amount of compensation to be paid to each of our NEOs in the event of his termination of employment. The amount of compensation payable to each NEO upon voluntary termination, early retirement, normal retirement, involuntary not-for-cause termination, for cause termination, termination following a change-in-control, and in the event of his disability or death is shown below. The amounts shown are presented as if the termination was effective on December 31, 2010 and includes amounts earned through that date. The amounts are estimates of what would be paid to the NEO upon his termination. The actual amounts to be paid can only be determined at the time each NEO separates from CFS and the Bank.

In addition, in keeping with SEC rules, the following discussion and amounts do not include payments and benefits that are not enhanced by the termination of employment or change in control. These payments and benefits include:

- amounts contributed and accrued under the Company's 401(k) Plan in which all employees participate;
- accrued unused vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company's salaried employees generally;
- amounts accrued and vested through our ESOP, our Nonqualified Plan, and our Pension Plan;
- disability and life insurance benefit payments provided pursuant to plans applicable to the Company's salaried employees generally; and
- stock options, restricted stock, and performance awards that have vested and become exercisable or non-forfeitable, as applicable, prior to the employment termination or change in control.

The payments and benefits described above are referred to in the following discussion as the executive officer's "vested benefits."

**Payments Made Upon Retirement**

In the event of the retirement of Messrs. Prisby or Pomranke, in addition to their vested benefits, each will continue to be covered by our welfare benefits for the term specified in his employment agreement.

**Payments Made Upon Death or Disability**

In the event of the death or disability of an NEO, in addition their vested benefits and benefits listed under **Payments Made Upon Retirement** above, he (or his beneficiary) will receive benefits under our disability plan or payments under our life insurance plan, as appropriate.

**Payments Made Upon a Change-in-Control**

As of December 31, 2010, we have entered into employment agreements with Messrs. Prisby and Pomranke and change-in-control agreements with Messrs. Weberling, Clapp, and Zimmer. Based upon these agreements, if an NEO's employment is terminated following a change-in-control (excluding termination of employment for cause or by death or disability) or if the NEO terminates his employment for good reason or due to a material breach of the agreement, in addition to their vested benefits, the NEO will receive the following:

- a lump sum severance payment of 300%, 250%, or 100% as the case may be, of the sum of the Executive's average annual compensation (as defined in the employment agreement) or average base salary (as defined in the change-in-control agreement);
- for the period specified in his employment agreement, at our cost, continued participation in all life insurance, health and accident insurance, disability insurance, and other employee benefit programs he participated in (other than stock option and stock award plans, bonuses and other compensation included in the calculation of the average annual compensation, and other benefits included in the calculation of the average annual compensation), or for the period specified in his change-in-control agreement, at our cost, payment for up to 12 months of COBRA premiums; and
- all stock options and stock awards held by the Executive will automatically vest and become exercisable.

The following table shows the potential payments upon termination or change-in-control for Mr. Prisby.

| Executive Benefits and Payments Upon Separation | Normal Retirement on 12/31/2010 (1) | Involuntary Not For Cause Termination by CFS/Bank on 12/31/2010 | For Cause Termination by CFS/Bank on 12/31/2010 | Good Reason Termination by Executive Following Change-in-Control on 12/31/2010 | Disability on 12/31/2010 | Death on 12/31/2010 |
|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | |
| Service retention bonus (2) | $ — | $ — | $ — | $ — | $ 77,200 | $ 77,200 |
| Long-term cash retention award (3) | — | — | — | 43,485 | 43,485 | 43,485 |
| **Benefits & Perquisites:** | | | | | | |
| Stock awards (4) | — | — | — | 41,498 | 41,498 | 41,498 |
| Healthcare benefits (5) | — | — | — | 13,792 | — | — |
| Life insurance benefits (6) | — | 9,048 | — | 9,048 | — | — |
| Cash severance | — | 1,303,099 | — | 1,303,099 | — | — |
| **Total** | $ — | $ 1,312,147 | $ — | $ 1,410,922 | $ 162,183 | $ 162,183 |

(1) For purposes of normal retirement, Mr. Prisby has reached normal retirement age as defined under his employment agreements and each benefit plan, except as defined under the Equity Incentive Plan which is age 72.

(2) Reflects the unvested amount of the 2009 Service Retention Program.

(3) Reflects the unvested amount of the 2010 long-term cash retention award granted in lieu of an award under the 2008 Omnibus Equity Incentive Plan.

(4) Reflects the value of service-based restricted stock shares that would vest including unvested dividends related to these shares.

(5) Reflects the estimated cost of premiums to be paid under our healthcare plans on behalf of Mr. Prisby pursuant to the terms of his employment agreement.

(6) Reflects the estimated cost of premiums to be paid on behalf of Mr. Prisby under our group term life insurance program for the term of his employment agreement.

The following table shows the potential payments upon termination or change-in-control for Mr. Pomranke.

| Executive Benefits and Payments Upon Separation | Voluntary Termination on 12/31/2010 | Early Retirement on 12/31/2010 (1) | Normal Retirement on 12/31/2010 (1) | Involuntary Not For Cause Termination by CFS/Bank on 12/31/2010 | For Cause Termination by CFS/Bank on 12/31/2010 | Good Reason Termination by Executive Following Change-in-Control on 12/31/2010 | Disability on 12/31/2010 | Death on 12/31/2010 |
|---|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | | |
| Service retention bonus (2) | $ — | $ — | $ — | $ — | $ — | $ — | $ 37,000 | $ 37,000 |
| **Benefits & Perquisites:** | | | | | | | | |
| Stock awards (3) | — | — | — | — | — | 141,055 | 141,055 | 141,055 |
| Nonqualified Plan (4) | — | — | — | — | — | 504 | — | 504 |
| Healthcare benefits (5) | — | — | — | 11,493 | — | 11,493 | 27,544 | 27,923 |
| Disability income (6) | — | — | — | 6,435 | — | 6,435 | — | — |
| Life insurance benefits (7) | — | — | — | 5,854 | — | 5,854 | 5,854 | — |
| Cash severance | — | — | — | 621,702 | — | 621,702 | — | — |
| **Total** | $ — | $ — | $ — | $ 645,484 | $ — | $ 787,043 | $ 211,453 | $ 206,482 |

(1) Mr. Pomranke has not met early or normal retirement eligibility requirements under any of our benefit plans.

(2) Reflects the unvested amount of the 2009 Service Retention Program.

(3) Reflects the value of service-based and performance-based restricted stock shares that would vest, including unvested dividends. The value of the unearned performance-based restricted stock is based on the awards earned at the performance target rate as specified in Mr. Pomranke's award agreement.

(4) Reflects the value of the rabbi trust established to fund our obligation under our ESOP SERP.

(5) Reflects the estimated cost of premiums to be paid under our healthcare plans on behalf of Mr. Pomranke pursuant to the terms of his employment agreement.

(6) Reflects the estimated cost of premiums to be paid on behalf of Mr. Pomranke under our group disability plan for the term of his employment agreement.

(7) Reflects the estimated cost of premiums to be paid on behalf of Mr. Pomranke under our group term life insurance program for the term of his employment agreement.

The following table shows the potential payments upon termination or change-in-control for Mr. Weberling.

| Executive Benefits and Payments Upon Separation | Voluntary Termination on 12/31/2010 | Early Retirement on 12/31/2010 (1) | Normal Retirement on 12/31/2010 (1) | Involuntary Not For Cause Termination by CFS/Bank on 12/31/2010 | For Cause Termination by CFS/Bank on 12/31/2010 | Good Reason Termination by Executive Following Change-in-Control on 12/31/2010 | Disability on 12/31/2010 | Death on 12/31/2010 |
|---|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | | |
| Incentive plan | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| **Benefits & Perquisites:** | | | | | | | | |
| Stock awards (2) | — | — | — | — | — | 38,227 | 38,227 | 38,227 |
| Cash severance | — | — | — | — | — | 216,132 | — | — |
| **Total** | $ — | $ — | $ — | $ — | $ — | $ 254,359 | $ 38,227 | $ 38,227 |

(1) Mr. Weberling has not met early or normal retirement eligibility requirements under any of our benefit plans.

(2) Reflects the value of service-based and performance-based restricted stock shares that would vest, including unvested dividends. The value of the unearned performance-based restricted stock is based on the awards earned at the performance target rate as specified in Mr. Weberling's award agreement.

The following table shows the potential payments upon termination or change-in-control for Mr. Clapp.

| Executive Benefits and Payments Upon Separation | Voluntary Termination on 12/31/2010 | Early Retirement on 12/31/2010 (1) | Normal Retirement on 12/31/2010 (1) | Involuntary Not For Cause Termination by CFS/Bank on 12/31/2010 | For Cause Termination by CFS/Bank on 12/31/2010 | Good Reason Termination by Executive Following Change-in-Control on 12/31/2010 | Disability on 12/31/2010 | Death on 12/31/2010 |
|---|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | | |
| Service retention bonus (2) | $ — | $ — | $ — | $ — | $ — | $ — | $ 13,500 | $ 13,500 |
| **Benefits & Perquisites:** | | | | | | | | |
| Stock awards (3) | — | — | — | — | — | 66,472 | 66,472 | 66,472 |
| Cash severance | — | — | — | — | — | 169,817 | — | — |
| **Total** | $ — | $ — | $ — | $ — | $ — | $ 236,289 | $ 79,972 | $ 79,972 |

(1) Mr. Clapp has not met early or normal retirement eligibility requirements under any of our benefit plans.

(2) Reflects the unvested amount of the 2009 Service Retention Program.

(3) Reflects the value of service-based and performance-based restricted stock shares that would vest, including unvested dividends. The value of the unearned performance-based restricted stock is based on the awards earned at the performance target rate as specified in Mr. Clapp's award agreement.

The following table shows the potential payments upon termination or change-of-control for Mr. Zimmer.

| Executive Benefits and Payments Upon Separation | Voluntary Termination on 12/31/2010 | Early Retirement on 12/31/2010 (1) | Normal Retirement on 12/31/2010 (1) | Involuntary Not For Cause Termination by CFS/Bank on 12/31/2010 | For Cause Termination by CFS/Bank on 12/31/2010 | Good Reason Termination by Executive Following Change-in-Control on 12/31/2010 | Disability on 12/31/2010 | Death on 12/31/2010 |
|---|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | | |
| Service retention bonus (2) | $ — | $ — | $ — | $ — | $ — | $ — | $ 12,441 | $ 12,441 |
| **Benefits & Perquisites:** | | | | | | | | |
| Stock awards (3) | — | — | — | — | — | 57,516 | 57,516 | 57,516 |
| Healthcare benefits (4) | — | — | — | — | — | 15,762 | — | — |
| Cash severance | — | — | — | — | — | 136,364 | — | — |
| **Total** | $ — | $ — | $ — | $ — | $ — | $ 209,642 | $ 69,957 | $ 69,957 |

(1) Mr. Zimmer has not met early or normal retirement eligibility requirements under any of our benefit plans.

(2) Reflects the unvested amount of the 2009 Service Retention Program.

(3) Reflects the value of service-based and performance-based restricted stock shares that would vest, including unvested dividends. The value of the unearned performance-based restricted stock is based on the awards earned at the performance target rate as specified in Mr. Zimmer's award agreement.

(4) Reflects the cost of COBRA premiums, if elected, up to the cost of family coverage pursuant to Mr. Zimmer's change-in-control agreement.

## DIRECTOR COMPENSATION

We pay our Directors who are not our employees an annual retainer of $6,000 for service on our Board of Directors and $20,000 for service on the Bank's Board of Directors. Our lead Director receives an additional fee of $6,000 annually. We also pay Compensation Committee members $550 per committee meeting attended with the committee Chairman receiving an additional $100 per meeting that he presides over. We pay Audit Committee members $750 per committee meeting attended with the committee Chairman receiving an additional $250 per meeting that he presides over. We pay Corporate Governance and Nominating Committee members $200 per meeting attended. Non-employee Directors attending Executive Committee meetings receive $200 per meeting attended. Asset Liability Management Committee members receive $400 per committee meeting attended. Occasionally, committee members may receive smaller stipends for abbreviated committee meetings at the discretion of the respective committee's Chairman.

Director compensation is subject to periodic adjustment by our Board. All members of our Board also serve as members of the Bank's Board of Directors. Mr. Prisby, the Chairman of the Board, is not compensated for attending any board or committee meetings. Mr. Pomranke is not compensated for attending any Bank Board or committee meetings.

The following table details the compensation earned by each non-employee Director of CFS, either from CFS or the Bank, during 2010.

| Name (a) | Fees Earned or Paid in Cash ($) (b) | Stock Awards ($) (c) | Option Awards ($) (d) | Non-Equity Incentive Plan Compensation ($) (e) | Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)(1) | All Other Compensation ($) (g) (2) | Total ($) (h) |
|---|---|---|---|---|---|---|---|
| Gregory W. Blaine | $ 38,875 | $ — | $ — | $ — | $ — | $ 139 | $ 39,014 |
| Gene Diamond | 29,075 | — | — | — | — | 139 | 29,214 |
| John W. Palmer | 9,000 | — | — | — | — | — | 9,000 |
| Robert R. Ross | 35,000 | — | — | — | — | 139 | 35,139 |
| Joyce M. Simon | 32,025 | — | — | — | 12,128 | 139 | 44,292 |

(1) The amount shown in column (f) represents all earnings from dividends and interest as well as changes in the market value of CFS common stock held in the rabbi trust under the Directors' Deferred Compensation Plan.

(2) Amounts shown consist of dividends paid on restricted stock unit awards.

The following table presents the number of shares of common stock subject to outstanding options that were unexercised or unvested at December 31, 2010 for each Director.

| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Average Option Exercise Price ($) (c) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (e) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (f) (1) |
|---|---|---|---|---|
| Gregory W. Blaine | 20,000 | $ 13.50 | 2,540 | $ 13,284 |
| Gene Diamond | 20,000 | 13.50 | 2,540 | 13,284 |
| John W. Palmer | — | — | — | — |
| Robert R. Ross | 16,000 | 14.35 | 2,540 | 13,284 |
| Joyce M. Simon | 16,000 | 14.35 | 2,540 | 13,284 |

(1) The market value was computed by multiplying the number of shares awarded under our Equity Incentive Plan by the closing price ($5.23) of our common stock on the last trading day of 2010.

**Directors' Deferred Compensation Plan**

All non-employee Directors may choose to defer some or all of their annual compensation and receive the amounts due to them following retirement as a Director. The deferred amounts are placed in rabbi trusts established by CFS to fund its obligations under the plan. Substantially all trust assets are required to be invested in CFS common stock but remain subject to the claims of our general creditors.

## PROPOSAL 2 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has approved the selection of BKD, LLP to serve as our independent registered public accounting firm to audit our financial statements for 2011. The committee and our Board of Directors are requesting that shareholders ratify this appointment as a means of soliciting shareholders' opinions and as a matter of good corporate governance.

The ratification of the appointment of BKD, LLP as our independent registered public accounting firm for the year ending December 31, 2011 will be approved if the votes cast for the proposal exceed those cast against the proposal provided that a quorum is present in person or by proxy at the annual meeting. If the shareholders do not ratify the selection, the Audit Committee will consider any information submitted by the shareholders in connection with the selection for next year. Even if the appointment is ratified, the committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the committee believes such a change would be appropriate.

We expect that a representative of BKD, LLP will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

**Our Board of Directors unanimously recommends that you vote FOR the ratification of the independent registered public accounting firm.**

### Fees Paid to the Independent Registered Public Accounting Firm

The following fees were billed by BKD, LLP, our independent registered public accounting firm, for 2010 and 2009.

*Audit Fees*

The aggregate audit fees billed by BKD, LLP include amounts for the audit of our annual condensed consolidated financial statements, the reviews of the condensed consolidated financial statements included in our quarterly reports on Form 10-Q, including related services such as comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the SEC and other regulatory bodies. Audit fees for the years ended December 31, 2010 and 2009 were $230,900 and $225,500, respectively.

*Audit-Related Fees*

BKD, LLP audited our benefit plans for the years ended December 31, 2009 and 2008. The amount of fees paid during 2010 and 2009 were $31,000 and $34,000, respectively. BKD, LLP did not provide any other audit-related services during 2010 and 2009.

*Tax Fees*

The aggregate fees paid for professional services provided by BKD, LLP related to income tax return preparation, assistance with quarterly tax estimates. and consulting on various tax matters for the years ended December 31, 2009 and 2008. The amount of fees paid during 2010 and 2009 were $28,420 and $38,375, respectively.

*All Other Fees*

There were no fees paid for services which are not included above for 2010 or 2009.

*Pre-Approval of Audit and Non-Audit Services*

Our Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The committee will consider annually and, if appropriate, approve the provision of audit services by our independent registered public accounting firm. In addition, the committee will consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The committee will also consider on a case-by-case basis and, if appropriate, approve specific services that were not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the committee's Chairman between regular meetings. In the period between committee meetings, the committee's Chairman is authorized to pre-approve such services on behalf of the committee provided that the pre-approval is reported to the committee at its next regularly scheduled meeting. The committee will regularly review summary reports detailing all services and the fees for those services being provided to us by our independent registered public accounting firm.

During 2010, all services by our independent registered public accounting firm were pre-approved by the Audit Committee in accordance with this policy.

**Report of the Audit Committee**

*The report of the Audit Committee will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that CFS specifically incorporates this report by reference, and will not otherwise be deemed filed under these Acts.*

The Audit Committee reviewed and discussed with management and our independent registered public accounting firm our Company's audited consolidated financial statements as of and for the year ended December 31, 2010. Management has the primary responsibility for our consolidated financial statements and the reporting process, including our system of internal controls. Our independent registered public accounting firm, BKD, LLP, audited our financial statements as of and for the year ended December 31, 2010 and expressed an opinion that the consolidated financial statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of our Company and its subsidiaries as of and for the year in conformity with generally accepted accounting principles for the United States of America.

The Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. Additionally, the committee has received from our independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding our independent registered public accounting firm's communications with the committee concerning independence and has discussed with the independent registered public accounting firm its independence. The committee relies on the information and representations provided to it by management and the independent registered public accounting firm.

Based on these reviews and discussions, the Audit Committee recommended to our Board of Directors that our audited consolidated financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

*Audit Committee*
Robert R. Ross (Chairman)
Gregory W. Blaine
Joyce M. Simon

## PROPOSAL 3 — ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

We are asking our shareholders to approve our executive compensation for 2010 as described in this proxy statement. This proposal (commonly known as a *say-on-pay proposal)* gives our shareholders the opportunity to express their views on the Company's 2010 executive compensation, and our Executive Compensation Program. This vote is not intended to address any specific item of 2010 compensation, but rather the overall compensation of our executive officers as described in this proxy statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the shareholders approve the 2010 compensation of the Company's executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and related disclosures in the Company's proxy statement for its 2011 Annual Meeting of Shareholders."

As described in detail under the heading **Compensation Discussion and Analysis**, our Executive Compensation Program is designed to attract, motivate, and retain our named executive officers, who are critical to our success. This program is structured to compensate our NEOs for their contributions to our growth and profitability, as well as to provide the NEOs an incentive to remain with the Company and the Bank, and to continue to contribute to the Company's growth and profitability in the future. We seek to reward our NEOs with a total compensation package that is competitive and is aligned with the financial and non-financial business goals supporting our business strategy. Our Executive Compensation Program is designed to accomplish the following objectives: (1) attract and retain the talent needed to execute our business strategy; (2) offer a total compensation package that is performance driven and is competitive in our industry, but also reflects our structure and business strategy; (3) base a portion of total compensation on enhancing our performance relative to short- and long-term goals; (4) closely align the interests of management with our shareholders; and (5) discourage our executives from taking excessive or unnecessary risks. Please read the **Compensation Discussion and Analysis** included in this proxy statement for additional details about our Executive Compensation Program and the different components thereof, including information about the total compensation of our NEOs in 2010.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. The vote will provide our Board and our Compensation Committee with information relating to the opinions of our shareholders which the Compensation Committee will consider as it makes determinations with respect to future action regarding executive compensation and our Executive Compensation Program.

Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the *Dodd-Frank Act*) in mid-2010. The Dodd-Frank Act requires that public companies give their shareholders the opportunity to cast advisory votes relating to executive compensation at the first annual meeting of shareholders held after January 21, 2011. However, for smaller reporting companies, such as CFS, the SEC's new rules implementing this provision of the Dodd-Frank Act do not become effective until our annual shareholder meeting in 2013. Although not yet required, this say-on-pay proposal and the following proposal regarding the frequency of a shareholder vote on executive compensation (Proposal No. 4) are being submitted to our shareholders voluntarily this year because we feel it is important to understand our shareholders' views relating to our Executive Compensation Program.

**Our Board of Directors unanimously recommends a vote FOR the approval of the 2010 compensation of our executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.**

## PROPOSAL 4 — ADVISORY (NON-BINDING) VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

Similarly, although we are not required to include this non-binding proposal until our 2013 annual meeting, we are also asking our shareholders to indicate their preference with respect to the frequency with which we will submit the advisory vote on executive compensation to a vote of our shareholders. Accordingly, shareholders are being asked, on an advisory basis, to indicate their preference for such a vote once every one, two, or three years. Shareholders may choose to not indicate a preference by abstaining.

After careful consideration, our Board of Directors and its Compensation Committee has determined that an annual advisory vote on executive compensation is the most appropriate alternative for .the Company. Therefore, the Compensation Committee and the Board recommend that you select the one-year interval for the advisory vote on executive compensation.

In formulating its recommendation, the Compensation Committee considered that an annual advisory vote on executive compensation will allow our shareholders to provide us with direct, immediate input on our Executive Compensation Program as disclosed in the proxy statement every year, and provide us the opportunity to more quickly respond if we determine a change or revision to our Executive Compensation Program is warranted or advisable. Additionally, an annual advisory vote on executive compensation is consistent with our policy of engaging with our shareholders on corporate governance matters including executive compensation. We understand that our shareholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our shareholders on this agenda item.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the frequency with which the Company shall submit a proposal to its shareholders seeking a non-binding, advisory vote of the shareholders regarding the Company's compensation practices shall be:

- Alternative 1: Every Year
- Alternative 2: Every Two (2) Years
- Alternative 3: Every Three (3) Years
- Alternative 4: Abstain

The alternative of one (1) year, two (2) years or three (3) years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. However, because this vote is advisory and not binding on the Board of Directors, the Compensation Committee or the Company in any way, the Compensation Committee and the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

**Our Board of directors unanimously recommend that shareholders indicate a preference for Alternative 1: Every Year, as the frequency with which shareholders are provided an advisory vote on executive compensation, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.**

## SHAREHOLDER PROPOSALS AND NOMINATIONS

### Submission of Shareholder Proposals or Director Nominations for the Next Annual Meeting

If you intend to present a proposal at our 2012 annual meeting, and you wish to have the proposal included in the proxy statement for that meeting, you must submit the proposal in writing to Monica F. Sullivan, Corporate Secretary, at 707 Ridge Road, Munster, Indiana 46321. Ms. Sullivan must receive this proposal no later than November 16, 2011. Any such proposal would be subject to Rule 14a-8 under the Securities Exchange Act of 1934.

If you want to present a proposal at the 2012 annual meeting of shareholders, without including the proposal in the proxy statement, you must provide written notice to Ms. Sullivan at the address given above. Ms. Sullivan must receive this notice no later than November 16, 2011. Director nominations may be made at the annual meeting only by or at the direction of our Board of Directors or by any shareholder entitled to vote at the meeting who has provided written notice to Ms. Sullivan by November 16, 2011. All notices must comply with the notice requirements set forth in our by-laws. A complete copy of our amended and restated by-laws was included as an exhibit to our Form 8-K filed on December 17, 2010 with the SEC and is also available to our shareholders free of charge upon request to Ms. Sullivan.

Each notice of a proposal must include, among other information described in our by-laws, the following:

- a description of the business to be brought before the meeting;
- your name, address, the class, and number of shares of CFS common stock you own;
- the identification of any person retained or to be compensated by you, or acting on such person's behalf, to make solicitations or recommendations to shareholders for the purpose of assisting in the passage of your proposal and a brief description of such arrangement; and
- any material interest you may have in the proposal.

Each notice of a nomination must include, among other information described in our by-laws, the following:

- your name, age, principal occupation, business and residential addresses, and the number of shares of CFS common stock you beneficially own;
- the name, age, principal occupation, and business and residential addresses of the nominee and the number of shares of CFS common stock beneficially owned by each nominee;
- a representation as to your record ownership of CFS common stock and your intent to appear in person or by proxy at the meeting to present each nominee specified in your notice;
- a description of all arrangements or understandings between you and each nominee and any other person pursuant to which the nomination or nominations are to be made;
- each nominee's consent to be elected and to serve; and
- information that would be required to be disclosed in the solicitation of proxies for the election of Directors under the federal securities laws.

Our Board of Directors may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

## OTHER MATTERS AND DISCRETIONARY VOTING

The Board of Directors is not aware of any matter other than those stated in this proxy statement that may come before the annual meeting. If any other matters are properly presented for action at the annual meeting, or at any adjournment or postponement of the meeting, including whether or not to adjourn the meeting, a signed proxy card will confer discretionary authority to the persons named in the proxy card to vote on those matters. It is intended that the persons named as proxies in the proxy card will vote with respect to those matters as recommended by the Board of Directors of CFS or, if no recommendation is given, in their best judgment.

For the Board of Directors,



MONICA F. SULLIVAN
*Vice President - Corporate Secretary*

Munster, Indiana
March 15, 2011

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended: December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File No.: 0-24611**

# CFS Bancorp, Inc.

*(Exact name of registrant as specified in its charter)*

| **Indiana** | **35-2042093** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification Number)* |
| **707 Ridge Road Munster, Indiana** | **46321** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code: (219) 836-2960**

**Securities registered pursuant to Section 12(b) of the Act:**
**Common Stock (par value $0.01 per share)**
*(Title of Class)*

**Securities registered pursuant to Section 12(g) of the Act:**
**Not Applicable**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2010, the aggregate value of the 10,846,650 shares of Common Stock of the Registrant outstanding on such date, which excludes 1,812,715 shares held by affiliates of the Registrant as a group, was approximately $44.1 million. This figure is based on the closing sale price of $4.88 per share of the Registrant's Common Stock reported on the NASDAQ Global Market on June 30, 2010.

Number of shares of Common Stock outstanding as of February 23, 2011: 10,869,210

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2011 Annual Meeting of Shareholders are incorporated by reference into Part III.

# CFS BANCORP, INC. AND SUBSIDIARIES

## FORM 10-K

### INDEX

*Certain statements contained in this Annual Report on Form 10-K, in other filings with the United States Securities and Exchange Commission (SEC), and in the Company's press releases or other shareholder communications are "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, these statements relate to business plans or strategies; projections involving anticipated revenues, earnings, profitability, or other aspects of operating results; or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "indicate," "intend," "plan," "should," "would be," "will," "intend to," "project," or similar expressions or the negative thereof.*

*We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We also advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit and other risks which are inherent in our lending and investment activities, legislative changes, changes in the cost of funds, demand for loan products and financial services, changes in accounting principles, ability to realize deferred tax assets, competitive and regulatory factors, and successful execution of our strategy and our Strategic Growth and Diversification Plan could affect our financial performance and could cause actual results for future periods to differ materially from those anticipated or projected. For further discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements see "Item 1A. Risk Factors" of this Annual Report on Form 10-K. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties, assumptions, and changes in circumstances. Forward-looking statements are not guarantees of future performance or outcomes, and actual results or events may differ materially from those included in these statements. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, unanticipated events, or circumstances after the date of such statements unless required to do so under the federal securities laws.*

# PART I.

## ITEM 1. BUSINESS

### GENERAL

CFS Bancorp, Inc. (*the Company*), was originally incorporated in March 1998 as a Delaware corporation and changed its state of incorporation to Indiana pursuant to shareholder approval in 2005 and functions as the holding company for Citizens Financial Bank (*the Bank*), our banking subsidiary. The Bank, which was organized as a federally chartered mutual savings and loan association and has been operating in the Northwest Indiana area since 1934 and the Southern suburbs of Chicago, Illinois since 1998, formed the holding company in connection with its conversion from a mutual to stock savings institution. We are currently subject to primary oversight and examination by the Office of Thrift Supervision (*OTS*). See "Regulation – Regulation of Savings and Loan Holding Companies" below in this "Business" section.

The Bank conducts its business from its executive offices in Munster, Indiana, as well as 22 full service banking centers located in Lake and Porter counties in Northwest Indiana and Cook, DuPage, and Will counties in Illinois. We employed 322 full-time equivalent employees at December 31, 2010. Management strives to maintain excellent relations with its employees. Our executive officers and those of the Bank are substantially identical. The Company does not own or lease any property but instead uses the premises, equipment, and furniture of the Bank. The Company does not employ any persons other than officers who are also officers of the Bank. In addition, the Company utilizes the support staff of the Bank from time to time. The Company is responsible for the overall conduct, direction, and performance of the Bank and provides various services, establishes company-wide policies and procedures, and provides other resources as needed, including capital, to the Bank.

In recent years, we have transitioned our business model from a traditional savings and loan engaged primarily in one-to-four family residential mortgage lending to a more diversified consumer and business banking model while retaining our emphasis on high-performing, personalized client service.

Our 22 full service banking centers are responsible for the delivery of retail and small- to medium-sized business loan and deposit products and services in the communities we serve. Banking center managers and their staffs utilize a market and relationship focused, client centric approach in identifying opportunities and meeting the needs and exceeding the expectations of our clients. By providing high-quality personalized client services and solutions, the Banking Centers enhance our ability to improve our market share.

Our business banking group is primarily responsible for developing relationships with small- to medium-sized businesses within the communities we serve by providing various loan, deposit, and cash management products and services. A seasoned team of business banking relationship managers and an experienced credit team analyze overall relationship opportunities to ensure the proper assessment of inherent risks and utilize various loan structures to appropriately manage those risks.

We offer a wide variety of checking, savings, and other deposit accounts. We also offer investment services and securities brokerage targeted to individuals, families, and small- to medium-sized businesses in our primary market areas through a non-affiliated third-party provider. We have increased our business product offerings over the past few years to enhance our opportunity to serve the business segment and cash management needs of our client base. These products include public fund deposits, a full array of sweep products including repurchase sweep accounts, zero balance accounts, remote deposit capture, positive pay and merchant services, business overdraft protection, business on-line banking, and other cash management related services.

We periodically evaluate potential acquisitions and de novo branching opportunities to strengthen our overall market presence. We target areas that we believe are not yet fully served by other banking organizations, offer an attractive deposit base or potential business growth opportunities, and complement our existing market territory. We relocated our existing banking facility in Harvey, Illinois in September 2010. At this time, due to deteriorating market conditions, we have delayed construction of three free-standing full service banking facilities on properties that we currently own in Crown Point, Indiana, and Bolingbrook and Olympia Fields, Illinois.

The Bank's revenue is primarily derived from interest on loans and investment securities and fee-based income. The Bank's operations are significantly impacted by current economic conditions, the regulations of the OTS, the monetary policy of the federal government, including the Board of Governors of the Federal Reserve System (*FRB*), and governmental tax policies and budgetary matters. The Bank's revenue is largely dependent on net interest income, which is the difference between interest earned on interest-earning assets, such as loans, and the interest expense paid on interest-bearing liabilities, such as deposits.

## AVAILABLE INFORMATION

We are a public company and file annual, quarterly and other reports, proxy statements, and other information with the Securities and Exchange Commission (*SEC*). We make available our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act free of charge, on our website, *www.citz.com*, under the "Investor Relations" section. These documents are available as soon as reasonably practicable after they are filed or furnished to the SEC.

## CORPORATE GOVERNANCE AND CODE OF CONDUCT AND ETHICS

We have established certain committees of our Board of Directors, specifically Audit, Compensation, and Corporate Governance and Nominating Committees. The duties of the Executive Committee are set forth in the Board resolution that authorized the committee. The charters of the Audit, Compensation, and Corporate Governance and Nominating Committees as well as our Code of Conduct and Ethics can be found on our website listed above. The information is also available in printed form to any shareholder who requests it by writing to us in care of our Vice President – Corporate Secretary, 707 Ridge Road, Munster, Indiana 46321.

## MARKET AREA AND COMPETITION

We operate 22 full service banking centers in Lake and Porter counties in Northwest Indiana and in Cook, DuPage, and Will counties in Illinois. All areas served are part of the Chicago Metropolitan Statistical Area.

We have historically concentrated our efforts in the markets surrounding our banking centers. Our market area reflects diverse socio-economic factors. Historically, the market area in Northwest Indiana and the South-suburban areas of Chicago were heavily dependent on manufacturing. While manufacturing is still an important component of the local economies, service-related industries have become increasingly more significant to the region in the last decade. The local economies are affected by the interrelation with Chicago as well as suburban business centers in the area. Prior to mid-2007, we had also invested in areas outside of our market through the direct origination of commercial loans and the purchase of commercial syndication and participation loans.

We face significant competition both in making loans and in attracting deposits. The Chicago metropolitan area is one of the largest money centers and the market for deposit funds is one of the most competitive in the United States. The competition for loans comes principally from commercial banks, other savings banks, savings associations, and to a lesser degree, mortgage-banking companies, conduit lenders, and insurance companies. The most direct competition for deposits has historically come from savings banks, commercial banks, and credit unions. We face additional competition for deposits from short-term money market funds, other corporate and government investment securities funds, and other non-depository financial institutions such as brokerage firms and insurance companies.

## LENDING ACTIVITIES

### General

We originate commercial and retail loans. Included in the commercial loan portfolio are commercial and industrial, commercial real estate (owner occupied, non-owner occupied, and multifamily), and construction and land development loans. The retail loan portfolio includes one-to-four family residential mortgage, construction and lot, and consumer loans including home equity loans, home equity lines of credit (*HELOCs*), auto loans, and other consumer loans. See the loans receivable composition table in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Our lending strategy seeks to diversify our portfolio in an effort to limit risks associated with any particular loan type or industry while building a quality loan portfolio. We have established specific collateral concentration limits in a manner we believe will not hamper our relationship managers in the pursuit of new business opportunities in a variety of sectors. Our commercial loan underwriting focuses on the cash flow from business operations, the financial strength of the borrower and guarantors, and the underlying collateral. We have tested and implemented loan grading matrices for commercial and industrial loans, commercial real estate owner occupied and non-owner occupied loans, and commercial real estate multifamily loans. The grading criteria is based on core credit attributes that emphasize cash flow, trends, collateral, and guarantor liquidity and removes subjective criteria and bias. We have made the use of these matrices a requirement for all commercial loans.

We utilize secondary market standards for underwriting one-to-four family residential mortgage loans which facilitate our ability to sell these loans into the secondary market. Secondary market requirements place limitations on debt-to-income ratios and loan size among other factors. As part of the underwriting process, we evaluate, among other things, the applicant's credit history, income, employment stability, repayment capacity, and collateral. During the fourth quarter of 2010, we reentered the secondary market and sold $6.0 million of loans to the Federal National Mortgage Association (*FNMA*). We plan on continuing to originate and sell fixed-rate one-to-four family residential mortgage loans as a part of our ongoing business strategy to increase non-interest income.

We utilize a risk-based lending approach for underwriting our home equity products and other consumer loans. This approach evaluates the applicant's credit score, debt-to-income ratio, and the collateral value and tiers the interest rates based upon the evaluation of these attributes.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the inherent risks involved, demand for such loans, the supply of money available for lending purposes, and the rates offered by our competitors on such loans. These factors are, in turn, affected by current economic conditions, the monetary policy of the federal government, including the FRB, and governmental tax policies and budgetary matters.

Certain officers have been authorized by the Board of Directors to approve loans up to specific designated amounts. The Loan Committee meets weekly and approves all loans over $3.0 million and ratifies all other loan approvals. The Loan Committee is subject to oversight by the Board of Directors.

A federal savings bank generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus (or approximately $16.5 million in our case at December 31, 2010), although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable investment securities.

We are also required to monitor our aggregate loans to corporate groups. These are loans that are made to individual entities that have a similar ownership group but are not considered to be a common enterprise. While the individual loans are secured by separate properties and underwritten based on separate cash flows, the entities may all be owned or controlled by one individual or a group of individuals. We are required by regulation to limit our aggregate loans to any corporate group to 50% of Tier 1 capital. At December

31, 2010, Tier 1 capital was $101.1 million. Our two largest corporate group relationships at December 31, 2010 equaled $21.3 million and $15.1 million, respectively. Both of these relationships are well below the group limit of $50.6 million and are performing in accordance with their terms.

## COMMERCIAL LENDING

### General

Our commercial lending portfolio includes commercial and industrial, commercial real estate (owner occupied, non-owner occupied, and multifamily), construction and land development loans, and participations purchased. The business banking group is responsible for growing our commercial loan portfolio by generating small- to medium-sized business relationships, which includes cross-selling all bank products and services. Our short-term and revolving commercial loans generally have variable interest rates indexed to the Wall Street Journal prime lending rate, the London Interbank Offered Rate (*LIBOR*), the Federal Home Loan Bank of Indianapolis (*FHLB of Indianapolis*) rate, or the three- or five-year U.S. Treasury rate. Our longer term amortizing loans generally have balloon dates of three to five years, which allows us to reprice the loans based on current market conditions and changes in the asset quality.

### Commercial and Industrial Loans

We continue our strategic shift from commercial real estate to commercial and industrial lending. Our focus is small- and medium-sized business relationships, which are generally secured by business assets including accounts receivable, inventory, and equipment and typically include the personal guarantees of the principals of the business. On occasion, these loans will include a borrowing base and/or additional real estate as collateral to enhance our security position as well as the borrower's commitment to the loan. The commercial and industrial loans undergo an underwriting process similar to the other types of commercial lending we offer; however, these loans tend to have different risks associated with them since repayment is generally based on the cash flows generated from the borrower's business cycle. As of December 31, 2010, the total outstanding balance of our commercial and industrial loan portfolio was $75.1 million, or 10.3% of our total loans receivable, and the average loan size in this portfolio approximated $224,000.

### Commercial Real Estate

The commercial loan portfolio also includes loans secured by owner occupied, non-owner occupied, and multifamily real estate, generally with terms of three to ten years and an amortization period of 25 years or less. We offer fixed interest rate loans and variable rate loans with fixed interest rates for the initial three or five year period which then adjust at each three or five year interval, according to a designated index, such as the prime lending rate, LIBOR, FHLB of Indianapolis rate, or U.S. Treasury rate, plus a stipulated margin, for the remainder of the term. Commercial real estate loans generally have shorter terms to maturity and higher yields than our one-to-four family residential mortgage loans. Upon closing, we usually receive fees between 0.25% and 1% (subject to competitive conditions) of the principal loan balance. These loans may be subject to prepayment penalties. We generally obtain personal guarantees for commercial real estate loans from any principal owning 20% or more of the business.

We evaluate various aspects of commercial real estate loans in an effort to manage credit risk to an acceptable risk tolerance level. In underwriting these loans, consideration is given to the stability of the property's cash flow, future operating projections, management experience, current and projected occupancy, location, and physical condition. In addition, we generally perform a sensitivity analysis on cash flows utilizing various occupancy and interest rate assumptions when underwriting the loans to determine how different scenarios may impact the borrowers' ability to repay the loans. We have generally imposed a debt service coverage ratio (the ratio of net income before interest, depreciation, and debt payments to debt service) of not less than 110% for commercial real estate loans. The loan-to-value ratios are generally less than 80% at time of origination. The underwriting analysis includes a review of the financial condition of borrowers and guarantors as well as cash flows from global resources. An appraisal report is prepared by an independent appraiser commissioned by us to determine property values based upon current market conditions. We review all appraisal reports and any necessary environmental site assessments before the loan closes.

Commercial real estate lending entails substantial risks because these loans often involve large loan balances to a single borrower and the payment experience on these loans is typically dependent on the successful operation of the project or business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, strip malls, offices, warehouses, or other commercial space. We attempt to mitigate our risk exposure by considering properties with existing operating history that can be analyzed, requiring conservative debt coverage ratios, and periodically monitoring the operation and physical condition of the collateral as well as the business occupying the property.

Commercial real estate owner occupied loans are generally a borrower purchased building where the borrower occupies at least 50% of the space with the primary source of repayment dependent on sources other than the underlying collateral. These types of loans are secured by properties housing the owner's business such as light industrial/warehouses, restaurants, single tenant office properties, multi-tenant office properties, and professional office properties. At December 31, 2010, the outstanding balance of our commercial real estate owner occupied loan portfolio was $99.4 million, or 13.6% of total loans receivable, and the average loan size in this portfolio approximated $510,000.

Commercial real estate non-owner occupied loans are generally loans collateralized by commercial income-producing properties such as office buildings, retail shopping centers, mixed-use commercial buildings, and properties used in the hospitality industry. We generally obtain the personal guarantees of the borrower to help mitigate the risk associated with this type of lending. At December 31, 2010, the outstanding balances of our commercial real estate non-owner occupied loan portfolio was $191.9 million, or 26.2% of total loans receivable, and the average loan size in this portfolio approximated $744,000.

Commercial real estate multifamily loans include loans to purchase or refinance residential rental properties with five or more units such as apartments, town homes, and nursing homes. In 2008, we hired an experienced relationship manager to focus solely on growing the multifamily loan portfolio. Our emphasis is to originate multifamily loans collateralized by properties with 24 units or less. At December 31, 2010, the outstanding balance of our commercial real estate multifamily loan portfolio was $72.2 million, or 9.8% of total loans receivable, and the average loan size in this portfolio approximated $512,000.

**Construction and Land Development Loans**

We provide construction loans for various commercial real estate and multifamily residential projects. We also originate loans to developers for the purpose of developing the land (e.g., roads, sewer, and water) for sale. Due to the higher degree of risk and the current lack of activity in the housing and land development markets, we have deemphasized originations in this category over the last three years and continue to reduce our existing exposure to this type of lending.

Construction and land development loans are secured by a mortgage on the property which is generally limited to the lesser of 80% of its appraised value or 85% of its cost less developer profit, overhead, and interest reserves. This type of loan is typically made for a period of up to three years. We require monthly interest payments during the loan's term. The principal balance of the loan is reduced as units are sold or at maturity upon the borrower obtaining permanent financing. In addition, we generally obtain personal guarantees from the borrower's principals for construction and land development loans.

The loan underwriting and processing procedures require a property appraisal by an approved independent appraiser and each construction and development loan is reviewed by independent architects, engineers, or other qualified third parties for verification of costs. Disbursements during the construction phase are based on regular on-site inspections and approved certifications. In the case of construction loans on commercial projects where we provide the permanent financing, we usually require executed lease commitments on some portion of the property under construction from qualified tenants. We primarily provide residential and commercial construction lending within our market area.

Construction and land development financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner occupied real estate. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development, the estimated cost (including interest) of construction, and the absorption rate of unit sales utilized in the original appraisal report. If the estimate of construction cost proves to be inaccurate, we typically require the borrower to inject equity in the form of cash or marketable securities to cover any shortfall. If the borrower is unable to cover a shortfall, we may then need to advance funds beyond the amount originally committed to ensure completion of the development.

In evaluating any new originations of construction and development loans, we generally consider evidence of the availability of permanent financing or a takeout commitment to the borrower, the reputation of the borrower and/or the general contractor, the amount of the borrower's equity in the project, independent valuations and reviews of cost estimates, pre-construction sale or leasing information, and cash flow projections of the borrower. To reduce the inherent risks, we may require performance bonds in the amount of the construction contract and generally obtain personal guarantees from the principals of the borrower.

At December 31, 2007, we reclassified certain construction and lot loans where the loan was related to the construction of a one-to-four family residence. These loans generally convert to permanent mortgage loans upon the completion of the project. As a result of the reclassification, these loans are included in our retail loan portfolio. At December 31, 2010, the outstanding balance of our commercial construction and land development loans was $24.3 million, or 3.3% of total loans receivable, and the average loan size in this portfolio approximated $452,000.

### Commercial Participations

Our commercial purchased participation portfolio includes loans originated by other lenders and loan syndications that we have historically invested in on a participating basis to supplement the direct origination of our commercial and construction loan portfolio. During 2007, we experienced margin contraction and detected credit risks in excess of our risk tolerances in the opportunities being presented in this portion of our loan portfolio. As a result, we stopped purchasing new syndications and participations in the second quarter of 2007. We continue to reduce our exposure on these types of loans, which primarily include commercial construction and land development and commercial real estate loans. At December 31, 2010, we have 16 remaining purchased participation loans totaling $23.6 million, or 3.2% of total loans receivable.

## RETAIL LENDING

### General

The retail lending program includes one-to-four family residential loans, home equity loans, HELOCs, one-to-four family residential construction and lot loans, auto loans, and other consumer loans. In recent years, the origination of one-to-four family residential loans was focused on relationship development. Beginning in the latter part of 2010, we began to originate fixed-rate one-to-four family residential mortgage loans to sell to the secondary market. Our strategy migrated from employing senior personal bankers with the responsibility of building relationships to employing mortgage loan originators to increase our volume of originations within our geographic footprint with the intention of selling with servicing retained and without recourse these fixed-rate loans to the secondary market. We currently retain all of the variable-rate one-to-four family residential loans we originate.

### One-to-Four Family Residential Loans

All of our one-to-four family residential mortgage loans consist of conventional loans. Conventional loans are neither insured by the Federal Housing Administration (*FHA*) nor partially guaranteed by the Department of Veterans Affairs (*VA*). The vast majority of our one-to-four family residential mortgage loans are secured by properties located in our market areas.

Our current maximum loan-to-value (*LTV*) ratio for these loans is generally 80% of the lesser of the secured property's sales price or appraised value. We had offered loans until September 2008 with a maximum LTV of 95% while generally requiring private mortgage insurance on the portion of the principal amount that exceeded 80% of the appraised value. We did not originate sub-prime or "Alt-A" loans and have not originated option adjustable-rate mortgages, interest only, or negative amortization loans.

Our residential mortgage loans have either fixed interest rates or variable interest rates which adjust periodically during the term of the loan. Fixed-rate loans generally have maturities between 10 and 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan and interest by the maturity date. Substantially all of our one-to-four family residential mortgage loans contain due-on-sale clauses, which permit us to declare the unpaid balance to be due and payable upon the sale or transfer of any interest in the property securing the loan without our prior approval. We enforce such due-on-sale clauses.

Our fixed-rate loans are generally originated under terms, conditions, and documentation which permit them to be sold in the secondary market. Prior to the third quarter of 2010, we were retaining all fixed-rate one-to-four family residential mortgage loans in our portfolio. At December 31, 2010, $117.6 million, or 63.7%, of our one-to-four family residential mortgage loans were fixed-rate loans with a weighted-average rate of 5.39%.

The adjustable-rate one-to-four family residential mortgage (*ARM*) loans currently offered have interest rates which are fixed for the initial three- or five-year period and then adjust annually to the corresponding constant maturity Treasury index (*CMT*) plus a stipulated margin. ARMs generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date and include a specified cap on the maximum interest rate increases over the life of the loan. This cap is generally 6% above the initial rate. ARMs require that any payment adjustment resulting from a change in the interest rate of an adjustable-rate loan be sufficient to result in full amortization of the loan by the end of the loan term and do not permit any of the increased payment to be added to the principal amount of the loan, or so-called negative amortization. We do not have any interest-only adjustable rate one-to-four family residential loans in our portfolio. At December 31, 2010, $66.9 million, or 36.3%, of our one-to-four family residential mortgage loans were adjustable-rate loans with a weighted-average rate of 3.54%.

**Home Equity Products**

The majority of our home equity products are HELOCs which are structured as a variable-rate line of credit with terms up to 20 years including a 10 year repayment period. We also offer home equity loans with a 10 year term which have a fixed-rate through maturity. Our home equity products are secured by the underlying equity in the borrower's residence. These products currently require LTV ratios of 80% or less after taking into consideration any first mortgage loan. There is a higher level of risk associated with this type of lending since these products are typically secured by a second mortgage on the applicant's residence. We look to the borrower's credit score and a verification of the borrower's debt-to-income ratio as an indication of the applicant's ability to pay and a factor in establishing the interest rate on the loan or line of credit. At December 31, 2010, the outstanding balance of HELOCs was $56.2 million, or 7.7% of total loans receivable.

**Retail Construction**

Our construction and lot loans for one-to-four family residences are typically loans on single lots for the construction of the borrower's single family residence. Due to the current economic conditions and lack of activity in the housing and land development markets, we continue to reduce our exposure to this type of lending. At December 31, 2010, the outstanding balance of our retail construction loans was $3.2 million, or .4% of total loans receivable.

**Other Loans**

Other retail loans consist primarily of consumer loans, loans secured by deposit accounts, and auto loans. We historically have not actively marketed these types of loans, however, we have offered them as an accommodation to our existing clients. As we continue to re-align our loan portfolio, we will be focusing more on these types of loan offerings and opportunities.

**INVESTMENT SECURITIES ACTIVITIES**

Our investment policy, which has been approved by our Board of Directors, prescribes authorized investments and outlines our practices for managing risks involved with investment securities. The Asset/Liability Management Committee approves major policy guidelines and designates our Corporate Investment Officer to make investments for the Bank and to oversee the day-to-day operations of our investment portfolio in accordance with our investment policy. Our investments are managed to balance the following objectives:

- provide liquidity for loan demand, deposit fluctuations, and other balance sheet changes;
- preserve principal;
- protect net interest income from the impact of changes in market interest rates;
- meet pledging and liquidity requirements; and
- maximize return on invested funds within acceptable risk guidelines.

Our investment policy permits investments in various types of investment securities including obligations of the U.S. Treasury, federal agencies, government sponsored enterprises (*GSEs*), corporate obligations (AAA rated), pooled trust preferred investment securities, other equity investment securities, commercial paper, certificates of deposit, and federal funds sold to financial institutions approved by the Board of Directors. We currently do not participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance-sheet derivative instruments.

We evaluate all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in Financial Accounting Standards Board Accounting Standards Codification (*ASC*) 320-10, *Investments – Debt and Equity Securities*. In evaluating the possible impairment of investment securities, consideration is given to many factors including the length of time and the extent to which the fair value has been less than cost, whether the market decline was affected by macroeconomic conditions, the financial conditions and near-term prospects of the issuer, and our ability and intent to retain the security for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, we may consider whether the investment securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

If we determine that an investment experienced an OTTI, we must then determine the amount of the OTTI to be recognized in earnings. If we do not intend to sell the investment security and it is more likely than not that we will not be required to sell the investment security before recovery of its amortized cost basis less any current period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the OTTI related to other factors will be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings will become the new amortized cost basis of the investment. If we intend to sell the investment security or it is more likely than not we will be required to sell the investment security before recovery of its amortized cost basis less any current period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. Any recoveries related to the value of these investment securities are recorded as an unrealized gain (as other comprehensive income (loss) in shareholders' equity) and not recognized in income until the investment security is ultimately sold. From time to time, we may dispose of an impaired investment security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

## SOURCES OF FUNDS

### General

Deposits are the primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds from loan principal repayments and borrowed funds. Loan repayments are historically a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. We have used borrowed funds in the past, primarily FHLB advances, to supplement our deposits as a source of funds, but have reduced our reliance on this funding source over the last few years.

### Deposits

Our deposit products include a broad selection of deposit instruments, including checking accounts, money market accounts, savings accounts, and certificates of deposit. We consider our checking, money market, and savings accounts to be our core deposits. Deposit account terms may vary with principal differences including: (i) the minimum balance required; (ii) the time period the funds must remain on deposit; and (iii) the interest rate paid on the account.

We utilize traditional marketing methods to attract new clients and deposits. We do not advertise for deposits outside of our market area and do not use the services of deposit brokers. We have developed public deposit products attractive to local municipalities. Due to the relatively large size of these balances and the cyclical nature of the municipalities' cash flows, total deposits can fluctuate as a result of changes in these balances. While we maintain strong relationships with our municipal clients, and municipal deposits continue to comprise an important funding source, the current recessions' impact on municipalities and other government-related entities has resulted in lower municipal deposits during 2010. At times, we have implemented initiatives to attract core deposits in all of our markets by offering various limited-time promotions for new deposit accounts. As the need for funds warrant, we may continue to use deposit promotions in new and existing markets to build our client base.

### Borrowed funds

Although deposits are our primary source of funds, our policy has been to also utilize borrowed funds, including advances from the FHLB of Indianapolis. These advances are secured by our investment in the capital stock of the FHLB of Indianapolis, a pledge of certain of our mortgage loans, and time deposits with FHLB of Indianapolis. These advances are made in accordance with several different credit programs, each of which has its own interest rate and range of maturities. We utilize short-term federal funds purchased and borrowed funds from the FRB as other sources of funds when necessary. We also offer sales of investment securities under agreements to repurchase (*Repo Sweeps*). These Repo Sweeps are treated as financings, and the obligations to repurchase investment securities sold are reflected as borrowed funds in our consolidated statements of condition.

**SUBSIDIARIES**

During 2010, the Bank had one active, wholly-owned subsidiary, CFS Holdings, Ltd. (*CFS Holdings*). This subsidiary was approved by the OTS in January 2001 and began operations in June 2001. CFS Holdings is located in Hamilton, Bermuda. It was initially funded with approximately $140.0 million of the Bank's investment securities and performs a significant amount of our investment securities investing activities. Certain of these activities are performed by a resident agent in Hamilton in accordance with the operating procedures and investment policy established for CFS Holdings. At December 31, 2010, CFS Holdings portfolio included $95.1 million of investment securities available-for-sale with net unrealized gains of $2.6 million. The revenues of CFS Holdings, primarily interest income, were $5.0 million for the years ended December 31, 2010 and 2009, and $4.5 million for the year ended December 31, 2008. Operating expenses of this subsidiary were $63,000, $65,000, and $63,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

**REGULATION AND SUPERVISION OF THE COMPANY AND THE BANK**

**General**

The Company and the Bank are extensively regulated under applicable federal and state laws and regulations. The Company, as a savings and loan holding company, and the Bank, as a federally-chartered savings association, are currently supervised, examined, and regulated by the OTS; however, as discussed below in more detail, the Office of the Comptroller of the Currency (*OCC*) will become the primary regulator of the Bank and the Board of Governors of the Federal Reserve System (*Federal Reserve*) will become the primary federal regulator of the Company upon the merger of the OTS into the OCC pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act (*Dodd Frank Act*). As a company with securities registered under Section 12 of the Securities Exchange Act of 1934 *(1934 Act)*, the Company also is subject to the regulations of the SEC and the periodic reporting, proxy solicitation, and other requirements under the 1934 Act. As an FDIC-insured institution, the Bank also is subject to regulation by the Federal Deposit Insurance Corporation *(FDIC)*.

The Bank is also a member of the FHLB system, and its deposits are insured by the Deposit Insurance Fund *(DIF)* of the FDIC. The Bank must file reports with the OTS concerning its activities and financial condition and obtain regulatory approval prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The OTS also conducts periodic examinations of the Company and the Bank. Effective July 21, 2011, the OCC and the Federal Reserve will assume the regulatory duties of the OTS with respect to the Bank and the Company, respectively. Consequently, the Bank will file the foregoing reports, seek regulatory approval from, and be subject to examinations by, the OCC and the Company will be subject to examinations by the Federal Reserve.

The regulatory structure applicable to the Company and the Bank gives federal regulators extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate allowances for loan losses for regulatory purposes. The activities, growth, earnings, and dividends of the Company and the Bank can be affected not only by management decisions and general economic conditions but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities.

Certain statutory and regulatory requirements applicable to the Company and the Bank are summarized below or elsewhere in this Annual Report on Form 10-K. These summaries do not purport to be complete explanations of all statutes and regulations applicable to, and their effects on, the Company and the Bank and are qualified in their entirety by reference to the actual laws and regulations. In addition, these statutes and regulations may change in the future, and we cannot predict what effect these changes, if implemented, will have on our operations. The supervision, examination, and regulation of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors and the DIF rather than the shareholders of the Company and the Bank.

**Recent Developments**

***Dodd Frank Act.*** On July 21, 2010, the Dodd Frank Act was signed into law. The Dodd Frank Act will likely result in dramatic changes across the financial regulatory system, some of which became effective immediately and some of which will not become effective until various future dates. Implementation of the Dodd Frank Act will require many new rules to be issued by various federal regulatory agencies over the next several years. There will be a significant amount of uncertainty regarding the overall impact of this new law on the financial services industry until final rulemaking is complete. The ultimate impact of this law could have a material adverse impact on the financial services industry as a whole and on our business, results of operations, and financial condition. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits, and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate. The Dodd Frank Act also includes provisions that, among other things, will:

- Eliminate the OTS one year from the date of the Act's passage, and the OCC, which is currently the primary federal regulator for national banks, will become the primary federal regulator for federal thrifts, including the Bank. In addition, the Federal Reserve will supervise and regulate all savings and loan holding companies that were formerly regulated by the OTS, including the Company. It is expected that the OCC and the Federal Reserve will maintain most of the current regulations applicable to federal thrifts and their holding companies, however, these agencies will have the authority to revise such regulations in the future and it is uncertain if and when these agencies may amend or revise the regulations applicable to federal thrifts and their holding companies. In addition, the Federal Reserve will have authority to set capital levels for savings and loan holding companies.
- Centralize responsibility for consumer financial protection by creating a new agency, the Bureau of Consumer Financial Protection, responsible for implementing, examining, and enforcing compliance with federal consumer financial laws.
- Create the Financial Stability Oversight Council that will recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management, and other requirements as companies grow in size and complexity.
- Provide mortgage reform provisions regarding a customer's ability to repay, restricting variable-rate lending by requiring that the ability to repay variable-rate loans be determined by using the maximum rate that will apply during the first five years of a variable-rate loan term, and making more loans subject to provisions for higher cost loans and new disclosures. In addition, certain compensation for mortgage brokers based on certain loan terms will be restricted.
- Require financial institutions to make a reasonable and good faith determination that borrowers have the ability to repay loans for which they apply. If a financial institution fails to make such a determination, a borrower can assert this failure as a defense to foreclosure.
- Require financial institutions to retain a specified percentage (5% or more) of certain non-traditional mortgage loans and other assets in the event that they seek to securitize such assets.
- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the DIF, and increase the floor on the size of the DIF, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion.
- Make permanent the $250,000 limit for federal deposit insurance and provide unlimited federal deposit insurance until January 1, 2013 for noninterest-bearing demand transaction accounts at all insured depository institutions.
- Implement corporate governance revisions, including with regard to executive compensation, say on pay votes, proxy access by shareholders, and clawback policies which apply to all public companies, not just financial institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transactions and other accounts.
- Amend the Electronic Fund Transfer Act (*EFTA*) to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.
- Limit the hedging activities and private equity investments that may be made by various financial institutions.

As noted above, the Dodd Frank Act requires that the federal regulatory agencies draft many new regulations which will implement the foregoing provisions as well as other provisions contained in the Dodd Frank Act, the ultimate impact of which will not be known for some time.

***S.A.F.E. Act Requirements.*** On July 28, 2010, the OTS jointly issued final rules with the Federal Reserve, OCC, FDIC, Farm Credit Administration, and National Credit Union Administration which require residential mortgage loan originators who are employees of institutions regulated by the foregoing agencies, including federal savings banks, to meet the registration requirements of the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (*S.A.F.E. Act*). The S.A.F.E. Act requires residential mortgage loan originators who are employees of regulated financial institutions to be registered with the Nationwide Mortgage Licensing System and Registry, a database created by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators to support the licensing of mortgage loan originators by the states (*Registry*). Employees of regulated financial institutions are generally prohibited from originating residential mortgage loans unless they are registered. According to the final rule, due to various system modifications and enhancements required to make the existing system capable to accept Federal Registrants, the system was not able to accept Federal Registrants until January 31, 2011. The Bank must register its employees before July 31, 2011 to be in compliance with the final rule.

**Holding Company Regulation**

The Company is a unitary savings and loan holding company. It is a legal entity separate and distinct from the Bank and any other subsidiaries of the Company, and its principal source of funds are dividends paid to it by the Bank.

The Home Owners' Loan Act, as amended (*HOLA*), and OTS regulations generally prohibit a savings and loan holding company from engaging in any activities that would constitute a serious risk to the safety and soundness of the Bank. Further, the HOLA and the OTS prohibit a savings and loan holding company, without prior OTS approval, from acquiring, directly or indirectly, the ownership or control, or all, or substantially all, of the assets or more than 5% of the voting shares, of any other savings association or savings and loan holding company. As noted above, the Federal Reserve will be responsible for regulating savings and loan holding companies in the future and will have responsibility for implementing the regulations applicable to the Company as described herein.

Depending upon the factors described below, certain holding companies may operate without significant limitations on their activities, while others are subject to significant restrictions. The restrictions which apply will depend upon whether (i) the holding company is a unitary or multiple savings and loan holding company, (ii) the holding company came into existence or filed an application to become a savings and loan holding company prior to May 4, 1999, and (iii) whether the subsidiary thrift meets the Qualified Thrift Lender (*QTL*) status. The Company presently operates as a unitary savings and loan holding company and has been in existence prior to May 4, 1999. The Bank currently satisfies the QTL test. Accordingly, the Company does not currently have significant limitations on its activities. If the Company ceases to be a unitary savings and loan holding company or to satisfy the QTL test, the activities of the Company and its non-savings association subsidiaries would thereafter be subject to substantial restrictions.

**Federal Savings Association Regulation**

***Business Activities.*** The Bank is a wholly-owned subsidiary of the Company. The Bank's lending, investment, and other activities are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings associations may engage. As noted above, the OTS currently has responsibility for ensuring that the Bank complies with these laws and regulations, but the OCC will assume such responsibilities and duties after the OTS is merged into the OCC pursuant to the Dodd Frank Act.

***Regulatory Capital Requirements and Prompt Corrective Action.*** OTS capital regulations require savings associations to satisfy three minimum capital standards: (i) a risk-based capital requirement, (ii) a leverage requirement, and (iii) a tangible capital requirement.

Under the risk-based capital requirements of the OTS, the Bank must have total capital (core capital plus supplementary capital) equal to at least 8% of risk-weighted assets (which includes the credit risk equivalents of certain off-balance-sheet items). In determining the amount of risk-weighted assets, all assets are multiplied by a risk-weight factor ranging from 0% to 100%, as assigned by the OTS capital regulations based on the risks inherent in the type of asset. For purposes of the risk-based capital requirement, supplementary capital may not exceed 100% of core capital. Under the leverage requirement, the Bank is required to maintain Tier 1 (core) capital equal to at least 4% of adjusted total assets (3% if the Bank has received the highest composite rating under the Uniform

Financial Institutions Ratings System). Under the tangible capital requirement, the Bank is required to maintain tangible capital equal to at least 1.5% of its adjusted total assets. These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels above these minimums.

The prompt corrective action regulations, promulgated under the Federal Deposit Insurance Corporation Improvement Act of 1991 *(FDICIA)*, require certain mandatory actions and authorize certain other discretionary actions to be taken by the OTS and the FDIC against a savings association that falls within certain undercapitalized capital categories specified in the regulations. The regulations establish five categories of capital classification: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulations, the ratios of total capital to risk-weighted assets and core capital to risk-weighted assets and the leverage ratio are used to determine a savings association's capital classification.

The OTS and the FDIC may order savings associations which have insufficient capital to take prompt corrective actions. For example, a savings association that is not at least "adequately capitalized" is required to submit a capital restoration plan to the regulators and may not, among other restrictions, increase its assets, engage in certain activities, make any capital distributions, establish a new branch, or acquire another financial institution. In addition, a capital restoration plan of a savings association controlled by a holding company must include a guarantee by the holding company limited to the lesser of 5% of the association's assets when it failed to meet the "adequately capitalized" standard or the amount needed to satisfy the plan. Additional and more stringent supervisory actions may be taken depending on the financial condition of the savings association and other circumstances, such as, for example, the removal and replacement of directors and senior executive officers. Savings associations deemed to be "critically undercapitalized" are subject to the appointment of the FDIC as a receiver or conservator for the association.

Savings associations that have a total risk-based capital ratio of at least 10%, a leverage ratio of at least 5% and a Tier 1 risk-based capital ratio of at least 6% and that are not subject to any order or written directive to meet and maintain a specific capital level are considered "well capitalized." At December 31, 2010, the Bank had a total-risk based capital ratio of 13.32%, a leverage ratio of 9.07% and a Tier 1 risk-based capital ratio of 12.26%. As such, the Bank was considered "well capitalized" at December 31, 2010. For further discussion related to our capital ratios see "Note 11. Stockholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

***Dividends and Capital Distributions.*** OTS regulations impose limitations upon all capital distributions by a savings association. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the association's own stock, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The regulations provide that an association must submit an application to the OTS to receive approval of any capital distribution if the association (i) is not eligible for expedited treatment, (ii) proposes capital distributions for the applicable calendar year that exceed in the aggregate its net income for that year to date plus its retained income for the preceding two years, (iii) would not be at least adequately capitalized following the distribution, or (iv) would violate a prohibition contained in a statute, regulation or agreement between the institution and the OTS by performing the capital distribution. Under any other circumstances, the association is required to provide a written notice (rather than an application) to the OTS prior to the capital distribution. Based on its retained income for the preceding two years, the Bank is currently restricted from making any capital distributions without prior written approval from the OTS. During 2010, the Bank did not pay dividends to the Company. The Company relies on dividends from the Bank as its primary source of funds, including the funds needed to pay dividends, if any, to shareholders of the Company.

***Informal Regulatory Agreements.*** Effective March 20, 2009, the Company and the Bank agreed to enter into informal agreements with the OTS to address certain regulatory matters. Specifically, under the agreements the Company and the Bank have submitted their capital and business plans to the OTS for its review and comment as well as its review of the Bank's efforts in monitoring and reducing its nonperforming loans. In addition, under the agreements, both the Company and the Bank have agreed to seek the approval of the OTS prior to the declaration of any future dividends. The Company has also agreed not to repurchase or redeem any shares of its common stock or incur or renew any debt without the approval of the OTS. The Company does not currently have any debt outstanding. Compliance with the terms of the agreements is not expected to have a material effect on the financial condition or results of operations of the Company or the Bank. The Company and the Bank are in compliance with the terms of these agreements.

***Insurance of Deposit Accounts.*** Due to the recent difficult economic conditions in the United States, deposit insurance per account owner was increased from $100,000 to $250,000 through December 31, 2013. The Dodd Frank Act has now made this change in deposit insurance permanent and, as a result, each account owner's deposits will be insured up to $250,000 by the FDIC.

In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program (*TLGP*) in October of 2008 by which, for a fee, non-interest bearing transaction accounts received unlimited FDIC insurance coverage through December 31, 2010 and certain senior unsecured debt issued by institutions and their holding companies would be guaranteed by the FDIC through December 31, 2012. We elected to participate in both the unlimited non-interest bearing transaction account coverage and the unsecured debt guarantee program.

Under the Transaction Account Guarantee Program (*TAGP*), the FDIC provided unlimited deposit insurance coverage initially through December 31, 2009 for non-interest bearing transaction accounts (typically business checking accounts) and certain funds swept into non-interest bearing savings accounts. Institutions that participated in the TAGP paid a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the additional deposit insurance was in place. The FDIC authorized an extension of the TAGP through December 31, 2010 for institutions participating in the original TAGP, unless an institution opted out of the extension period. During the extension period, fees increased to 15 to 25 basis points depending on an institution's risk category for deposit insurance purposes. Importantly, the Dodd Frank Act now provides for unlimited deposit insurance coverage on non-interest bearing transaction accounts, including Interest On Lawyer Trust Accounts but excluding interest-bearing NOW accounts, without an additional fee at insured institutions such as the Bank through December 31, 2012.

The TLGP also included the Debt Guarantee Program (*DGP*), under which the FDIC guarantees certain senior unsecured debt issued by FDIC-insured institutions and their holding companies. Under the DGP, upon a default by an issuer of FDIC-guaranteed debt, the FDIC will continue to make scheduled principal and interest payments on the debt. The unsecured debt must have been issued on or after October 14, 2008 and not later than October 31, 2009, and the guarantee is effective through the earlier of the maturity date (or mandatory conversion date) or December 31, 2012, although the debt may have a maturity date beyond December 31, 2012. Depending on the maturity of the debt, the nonrefundable DGP guarantee fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or December 31, 2012. The FDIC also established an emergency debt guarantee facility through April 30, 2010 through which institutions that are unable to issue non-guaranteed debt to replace maturing senior unsecured debt because of market disruptions or other circumstances beyond their control may apply on a case-by-case basis to issue FDIC-guaranteed senior unsecured debt. The FDIC guarantee of any debt issued under this emergency facility would be subject to an annualized assessment rate equal to a minimum of 300 basis points. The Dodd Frank Act also authorizes the FDIC to guarantee debt of solvent institutions and their holding companies in a manner similar to the DGP; however, the FDIC and the Federal Reserve must make a determination that there is a liquidity event that threatens the financial stability of the United States and the United States Department of the Treasury (*Treasury Department*) must approve the terms of the guarantee program.

The Bank's deposits are insured up to the applicable limits under the DIF. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund. The FDIC maintains the DIF by assessing depository institutions an insurance premium. Pursuant to the Dodd Frank Act, the FDIC is required to set a DIF reserve ratio of 1.35% of estimated insured deposits and is required to achieve this ratio by September 30, 2020. Also, the Dodd Frank Act has eliminated the 1.50% ceiling on the reserve ratio and provides that the FDIC is no longer required to refund amounts in the DIF that exceed 1.50% of insured deposits.

Under the FDIC's risk-based assessment system, insured institutions are required to pay deposit insurance premiums based on the risk that each institution poses to the DIF. An institution's risk to the DIF is measured by its regulatory capital levels, supervisory evaluations, and certain other factors. An institution's assessment rate depends upon the risk category to which it is assigned. As noted above, pursuant to the Dodd Frank Act, the FDIC will calculate an institution's assessment level based on its total average consolidated assets during the assessment period less average tangible equity (i.e. Tier 1 capital) as opposed to an institution's deposit level which was the previous basis for calculating insurance assessments. Pursuant to the Dodd Frank Act, institutions will be placed into one of four risk categories for purposes of determining the institution's actual assessment rate. The FDIC will determine the risk category based on the institution's capital position (well capitalized, adequately capitalized, or undercapitalized) and supervisory condition (based on exam reports and related information provided by the institution's primary federal regulator).

Prior to the passage of the Dodd Frank Act, assessments for FDIC deposit insurance ranged from 7 to 77 basis points per $100 of assessable deposits. On May 22, 2009, the FDIC imposed a special assessment of five basis points on each institution's assets minus Tier 1 capital as of June 30, 2009, which was payable to the FDIC on September 30, 2009. The Bank paid a total of $2.2 *million in* deposit insurance assessments in 2009 including $495,000 related to the special assessment. No institution may pay a dividend if it is in default on its federal deposit insurance assessment. Also during 2009, the FDIC adopted a rule requiring each insured institution to prepay on December 30, 2009 the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter which was due on December 30, 2009). The prepaid amount is recorded as an asset with a zero risk weight and the institution will continue to record quarterly expenses for FDIC deposit insurance. Collection of the prepayment amount does not preclude the FDIC from changing assessment rates or revising the risk-based assessment system in the future. If events cause actual assessments during the prepayment period to vary from the prepaid amount, institutions will pay excess assessments or receive a rebate of prepaid amounts not fully utilized after the collection of assessments due in June 2013. The amount of the Bank's prepayment was $6.6 million.

In connection with the Dodd Frank Act's requirement that insurance assessments be based on assets, the FDIC has recently issued the final rule that provides that assessments be based on an institution's average consolidated assets (less average tangible equity) as opposed to its deposit level. The FDIC has stated that the new assessment schedule, which will be effective as of April 1, 2011, should result in the collection of assessment revenue that is approximately revenue neutral compared to the current method of calculating assessments. Pursuant to this new rule, the assessment base will be larger than the current assessment base, but the new rates are lower than current rates, ranging from approximately 2.5 basis points to 45 basis points (depending on applicable adjustments for unsecured debt and brokered deposits) until such time as the FDIC's reserve ratio equals 1.15%. Once the FDIC's reserve ratio equals or exceeds 1.15%, the applicable assessment rates may range from 1.5 basis points to 40 basis points.

In addition to the FDIC insurance premiums, the Bank is required to make quarterly payments on bonds issued by the Financing Corporation (*FICO*), an agency of the Federal government established to recapitalize a predecessor deposit insurance fund. During 2010, the Bank's FICO assessment totaled $92,000. These assessments will continue until the FICO bonds are repaid between 2017 and 2019.

***Termination of Deposit Insurance.*** The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, rule, regulation, order, or condition imposed by the FDIC. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, will continue to be insured for a period of six months to two years, as determined by the FDIC. There are no pending proceedings to terminate the FDIC deposit insurance of the Bank, and the management of the Bank does not know of any practice, condition, or violation that might lead to termination of deposit insurance.

***Qualified Thrift Lender (QTL) Test.*** Federal law requires OTS-regulated savings associations to meet a QTL test to avoid certain restrictions on its operations. A savings association satisfies the QTL test if the savings association's "qualified thrift investments" continue to equal or exceed 65% of the savings association's "portfolio assets" on a monthly average basis in nine out of every twelve months. "Qualified thrift investments" mean primarily securities, mortgage loans, and other investments related to housing, home equity loans, credit card loans, education loans, and other consumer loans up to a certain percentage of assets. "Portfolio assets" generally mean total assets of a savings association less the sum of certain specified liquid assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business.

A savings association may also satisfy the QTL test by qualifying as a "domestic building and loan association" (*DBLA*) under the Internal Revenue Code of 1986. To satisfy the DBLA test, a savings association must meet a "business operations test" and a "60 percent of assets test." The business operations test requires the business of a DBLA to consist primarily of acquiring the savings of the public and investing in loans. An institution meets the public savings requirement when it meets one of two conditions: (i) the institution acquires its savings in conformity with OTS rules and regulations, and (ii) the general public holds more than 75% of its deposits, withdrawable shares, and other obligations. An institution meets the investing in loans requirement when more than 75% of its gross income consists of interest on loans and government obligations, and various other specified types of operating income that financial institutions ordinarily earn. The 60% of assets test requires that at least 60% of a DBLA's assets must consist of assets that savings associations normally hold, except for consumer loans that are not educational loans. The Bank met the requirements of the QTL test by maintaining 78.4% of its assets at December 31, 2010 in the foregoing asset base.

A savings association which fails to meet either test must either convert to a national bank or be subject to the following: (i) it may not enter into any new activity except for those permissible for both a national bank and for a savings association, (ii) its branching activities will be limited to those of a national bank, and (iii) it will be bound by regulations applicable to national banks respecting payment of dividends. Within three years of failing the QTL test or DBLA test, the savings association must dispose of any investment or activity not permissible for both a national bank and a savings association. If such a savings association is controlled by a savings and loan holding company, then the holding company must, within a prescribed time period, become registered as a bank holding company under the Bank Holding Company Act of 1956 *(BHCA)* and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

***Loans to One Borrower.*** Federal law provides that savings associations are generally subject to certain limits on loans to one borrower or a related group of borrowers. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit on an unsecured basis to a single borrower or related group of borrowers in excess of 15% of its unimpaired capital and surplus. The Bank's loans to one borrower limit at December 31, 2010 was $16.5 million. An additional amount may be loaned equal to 10% of unimpaired capital and surplus, if the loan is secured by specified readily-marketable collateral, which generally does not include real estate.

***Transactions with Affiliates.*** Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act, the implementing regulations contained in Regulation W and additional regulations adopted by the OTS. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association. In general, these restrictions limit the amount of the transactions between a savings association and its affiliates, as well as the aggregate amount of transactions between a savings association and all of its affiliates, impose collateral requirements in some cases, and require transactions with affiliates to be on the same terms comparable to those with unaffiliated entities. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of an affiliate. The OTS has the discretion to further restrict transactions of a savings association with an affiliate on a case-by-case basis.

The Dodd Frank Act also included specific changes to the law related to the definition of a "covered transaction" in Sections 23A and 23B and limitations on asset purchases from insiders. With respect to the definition of a "covered transaction," the Dodd Frank Act now defines that term to include the acceptance of debt obligations issued by an affiliate as collateral for an institution's loan or extension of credit to another person or company. In addition, a "derivative transaction" with an affiliate is now deemed to be a "covered transaction" to the extent that such a transaction causes an institution or its subsidiary to have a credit exposure to the affiliate. A separate provision of the Dodd Frank Act states that an insured depository institution may not "purchase an asset from, or sell an asset to" a bank insider (or their related interests) unless (1) the transaction is conducted on market terms between the parties and (2) if the proposed transaction represents more than 10 percent of the capital stock and surplus of the insured institution, it has been approved in advance by a majority of the institution's non-interested directors.

***Change of Control.*** Subject to certain limited exceptions, no company can acquire control of a savings association without the prior approval of the OTS, and no individual may acquire control of a savings association if the OTS objects. Any company that acquires control of a savings association becomes a savings and loan holding company and is subject to regulation, examination, and supervision by the OTS. Conclusive control exists, among other ways, when an acquiring party acquires more than 25% of any class of voting stock of a savings association or savings and loan holding company, or controls in any manner the election of a majority of the directors of the savings association or holding company. In addition, a rebuttable presumption of control exists if, among other things, a person acquires more than 10% of any class of a savings association's or savings and loan holding company's voting stock (or 25% of any class of stock) and, in either case, any of certain additional control factors exist.

Companies subject to the BHCA that acquire or own savings associations are no longer defined as savings and loan holding companies under the HOLA and, therefore, are not generally subject to supervision, examination, and regulation by the OTS. OTS approval is not required for a bank holding company to acquire control of a savings association, although the OTS has a consultative role with the FRB in examination, enforcement, and acquisition matters. Holding companies that control both a bank and a savings association, however, are subject to registration, supervision, examination, and regulation under the BHCA and FRB regulations.

***Safety and Soundness Guidelines.*** The OTS and the other federal banking regulators have established guidelines for safety and soundness for insured depository institutions. These standards relate to, among other matters, internal controls, information systems, audit systems, loan documentation, credit underwriting, interest rate exposure, compensation, and other operational and managerial matters. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal banking regulator. If the deficiency persists, the OTS and the other federal banking regulators may issue an order that requires the institution to correct the deficiency and may take other statutorily-mandated or discretionary actions.

***Enforcement Powers.*** The OTS and the other federal banking regulators have the authority to assess civil and criminal penalties under certain circumstances against depository institutions and certain "institution-affiliated parties," including controlling shareholders, directors, management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys and accountants, and others who participate in the conduct of the financial institution's affairs. In addition, the OTS and the other federal banking regulators have the authority to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include, among others, issuance of capital directives, cease-and-desist orders, removal of directors and officers, termination of deposit insurance, and placing an institution into a receivership. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the regulator to be appropriate.

***Community Reinvestment Act.*** Savings associations have a responsibility under the Community Reinvestment Act (*CRA*) and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The CRA requires the OTS to assess the Bank's record of meeting the credit needs of its community, to assign the Bank one of four CRA ratings, and to take this record into account in the evaluation by the OTS of certain applications of the Bank, such as an application relating to a merger or the establishment of a branch. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS. The Bank received a satisfactory rating during its latest CRA examination in 2008.

***Consumer Protection Laws.*** We are subject to many federal consumer protection statutes and regulations including the Equal Credit Opportunity Act (Regulation B), the Fair Housing Act, the Truth in Lending Act (Regulation Z), the Truth in Savings Act (Regulation DD), the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act (Regulation C), and the Fair and Accurate Credit Transactions Act. Among other things, these statutes and regulations:

- require lenders to disclose credit terms in meaningful and consistent ways;
- prohibit discrimination against an applicant in any consumer or business credit transaction;
- prohibit discrimination in housing-related lending activities;
- require certain lenders to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;
- require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;
- prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions;
- require financial institutions to implement identity theft prevention programs and measures to protect the confidentiality of consumer financial information; and
- prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations.

As noted above, the new Bureau of Consumer Financial Protection will have authority for amending existing consumer compliance regulations and implementing new such regulations. In addition, the Bureau will have the power to examine the compliance of financial institutions with an excess of $10 billion in assets with these consumer protection rules. The Bank's compliance with consumer protection rules will be examined by the OTS/OCC since the Bank does not meet this $10 billion asset level threshold.

***Other Laws.*** The Bank is subject to a variety of other federal laws that require it to maintain certain programs or procedures and to file certain information with the U.S. Government. For example, the Bank is subject to federal laws protecting the confidentiality of consumer financial records and limiting the ability of the Bank to share non-public personal information with third parties. In addition, the Bank is subject to federal anti-money laundering requirements which provide that the Bank must maintain, among other items, client identification and anti-money laundering programs. These requirements also provide for information sharing between the Bank and the U.S. Government. Further, the Bank is required to have systems in place to detect certain transactions. The Bank is generally required to report cash transactions involving more than $10,000 to the U.S. Government and to file suspicious activity reports under certain circumstances involving its clients and employees or others.

**Federal Home Loan Bank System**

The Bank is a member of the FHLB system, which consists of 12 regional banks. The Federal Housing Finance Board, an independent federal agency, controls the FHLB system, including the FHLB of Indianapolis. The FHLB system provides a central credit facility primarily for member institutions. As a member of the FHLB of Indianapolis, the Bank is required to acquire and hold shares of capital stock in the FHLB of Indianapolis in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Indianapolis, whichever is greater. At December 31, 2010, we had advances from the FHLB of Indianapolis with aggregate outstanding principal balances of $40.2 million, and our investment in FHLB of Indianapolis stock of $20.3 million was $17.2 million in excess of our minimum requirement. FHLB advances must be secured by specified types of assets of the Bank and are available to member institutions primarily for the purpose of providing funds for residential housing finance. The FHLB of Indianapolis has certain requirements including a five year notice period pursuant to their capital plan that must be met before they redeem their stock from member institutions. We have requested redemption of $15.5 million of our investment in FHLB of Indianapolis stock. The five year notice period ends in 2011 on $12.4 million and in 2012 on $2.8 million of our requested redemption. In February 2011, $10.0 million of FHLB stock was redeemed in accordance with our prior request.

Regulatory directives, capital requirements, and net income of the FHLBs affect their ability to pay dividends on the FHLB stock held by their members. In addition, FHLBs are required to provide funds to cover certain obligations, to fund the resolution of insolvent thrifts, and to contribute funds for affordable housing programs. These items could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members.

**Sarbanes-Oxley Act of 2002**

The Company complies with the Sarbanes-Oxley Act of 2002 *(Sarbanes-Oxley Act)*. The Sarbanes-Oxley Act's stated goals include enhancing corporate responsibility, increasing penalties for accounting and auditing improprieties at publicly traded companies such as the Company, and protecting investors by improving the accuracy and reliability of corporate disclosures under the federal securities laws.

Among other requirements, the Sarbanes-Oxley Act established: (i) new requirements for audit committees of public companies, including independence and expertise standards; (ii) new standards for independent auditors and their audits of financial statements; (iii) a requirement that the chief executive officers and chief financial officers of public companies sign certifications relating to the financial statements and other information contained in periodic reports filed with the SEC as well as such companies' internal control over financial reporting and disclosure controls and procedures; (iv) increased and accelerated disclosure obligations for public companies; and (v) new and increased civil and criminal penalties for violation of the federal securities laws.

**Troubled Asset Relief Program Initiatives to Address Financial and Economic Crises in the United States**

The Emergency Economic Stabilization Act of 2008 (*EESA*) was signed into law on October 3, 2008. EESA gave the Treasury Department broad authority to address the then-current deterioration of the United States economy, to implement certain actions to help restore confidence, stability, and liquidity to United States financial markets, and to encourage financial institutions to increase their lending to clients and to each other. The EESA authorized the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities, and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a Troubled Asset Relief Program (*TARP*). The Treasury Department allocated $250 billion to the voluntary Capital Purchase Program (*CPP*) under TARP. TARP also included direct purchases or guarantees of troubled assets of certain financial institutions by the U.S. Government.

Under the CPP, the Treasury Department was authorized to purchase debt or equity securities from participating financial institutions. In connection therewith, each participating financial institution issued to the Treasury Department a warrant to purchase a certain number of shares of stock of the institution. During such time as the Treasury Department holds securities issued under the CPP, the participating financial institutions are required to comply with the Treasury Department's standards for executive compensation and corporate governance and will have limited ability to increase the amounts of dividends paid on, or to repurchase, their common stock. The Company determined not to participate in the CPP.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (*ARRA*), more commonly known as the federal economic stimulus or economic recovery package, went into effect. The ARRA includes a wide variety of programs intended to stimulate the United States economy and provide for extensive infrastructure, energy, health, and education needs. The ARRA also imposes new executive compensation limits and corporate governance requirements on participants in the CPP in addition to those previously announced by the Treasury Department. Because the Company elected not to participate in the CPP, these limits and requirements do not apply to the Company.

## ITEM 1A. RISK FACTORS

Investment in CFS Bancorp, Inc. common stock involves risk. The following discussion highlights those risks management believes are material for us, but does not necessarily include all risks that we may face.

**Failure to comply with the restrictions and conditions in the informal regulatory agreements that the Company and the Bank entered into with the OTS could result in additional enforcement action against us.**

Effective March 20, 2009, we entered into informal agreements with the OTS to address certain regulatory matters. Although we expect that these agreements will not have a material effect on our financial condition or results of operations, if we fail to comply with the terms and conditions of the agreements, the OTS could take additional enforcement action against us, including the imposition of further operating restrictions. Any additional action could harm our reputation and our ability to retain or attract clients or employees and impact the trading price of our common stock.

**We operate in a highly regulated industry and may be affected adversely by increased regulatory supervision and scrutiny and changes in laws, rules, and regulations affecting financial institutions.**

We are, like other federally-charted savings banks, currently subject to extensive regulation, supervision, and examination by the OTS and by the FDIC, the insurer of its deposits. CFS Bancorp, like other thrift holding companies, is currently subject to regulation and supervision by the OTS. This regulation and supervision governs the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund administered by the FDIC and our clients and depositors rather than our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets, determination of the level of our allowance for loan losses, and maintenance of adequate capital levels. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law, and given the recent financial crisis in the United States, the trend has been toward increased and more active oversight by regulators. Recently, pursuant to an agreement among various federal financial institution regulators, the FDIC's authority to investigate banks was significantly expanded. Under the terms of this new agreement, the FDIC will have unlimited authority to make a special examination of any insured depository institution as necessary to determine the condition of such depository institution for insurance purposes. Accordingly, we expect an active supervisory and regulatory environment to continue.

In addition, as a result of ongoing challenges facing the United States economy, new laws and regulations regarding lending and funding practices and liquidity standards have been and may continue to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the issuance of formal or informal enforcement actions or orders. Accordingly, the regulations applicable to the banking industry continue to change and we cannot predict the effects of these changes on our business and profitability.

On July 21, 2010, the Dodd Frank Wall Street Reform and Consumer Protection Act (*Dodd Frank Act*), a sweeping financial reform bill, was signed into law and will result in a number of new regulations that could significantly impact regulatory compliance costs and the operations of community banks. The Dodd Frank Act includes, among other things, provisions establishing a Bureau of Consumer Financial Protection, which will have broad authority to develop and implement rules regarding most consumer financial products; provisions affecting corporate governance and executive compensation at all publicly-traded companies; provisions that would broaden the base for FDIC insurance assessments and permanently increase FDIC deposit insurance to $250,000; and new restrictions on how mortgage brokers and loan originators may be compensated. The Dodd Frank Act also eliminates the OTS, and transfers supervisory authority for all previous OTS-regulated savings banks, like the Bank, to the Office of the Comptroller of the Currency, and for all thrift holding companies, such as CFS Bancorp, to the Federal Reserve. These provisions, or any other aspects of current proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to our operations in order to comply, and could therefore also materially adversely affect our business, financial condition, and results of operations.

In addition, like all U.S. companies who prepare their financial statements in accordance with U.S. Generally Accepted Accounting Principles (*U.S. GAAP*), we are subject to changes in accounting rules and interpretations. We cannot predict what effect any presently contemplated or future changes in financial market regulation or accounting rules and interpretations will have on us. Any such changes may negatively affect our financial performance, our ability to expand our products and services, and our ability to increase the value of our business and, as a result, could be materially adverse to our shareholders. In addition, like other federally insured depository institutions, CFS Bancorp and the Bank prepare and publicly report additional financial information under Regulatory Accounting Principles (*RAP*) and are similarly subject to changes in these rules and interpretations.

**We may be required to pay significantly higher FDIC premiums or special assessments that could adversely affect our earnings.**

Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, depository institutions participating in the insurance fund, including the Bank, may be required to pay significantly higher premiums or additional special assessments that could adversely affect our earnings. It is possible that the FDIC may impose additional special assessments in the future as part of its restoration plan.

**Our ability to pay dividends is restricted.**

Although we have been paying quarterly dividends regularly since 1998, our ability to pay dividends to shareholders depends upon the prior approval of the OTS pursuant to an informal regulatory agreement with the OTS. Additionally, the Bank is subject to the same restrictions on making dividends to the Company under its informal regulatory agreement with the OTS. Accordingly, we may cease paying dividends to our shareholders.

**If economic conditions continue to deteriorate, our results of operations and financial condition could be adversely impacted as borrowers' ability to repay loans declines and the value of the collateral securing our loans decreases.**

Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates that cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government, and other significant external events. In addition, we have a significant amount of real estate loans. Accordingly, decreases in real estate values could adversely affect the value of collateral securing our loans. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans. These factors could expose us to an increased risk of loan defaults and losses and have an adverse impact on our earnings.

**We are subject to lending risk and could suffer losses in our loan portfolio despite our underwriting practices.**

There are inherent risks associated with our lending activities. There are risks inherent in making any loan, including those related to dealing with individual borrowers, nonpayment, uncertainties as to the future value of collateral, and changes in economic and industry conditions. We attempt to closely manage our credit risk through prudent loan underwriting and application approval procedures, careful monitoring of concentrations of our loans within specific industries, and periodic independent reviews of outstanding loans by third-party loan review specialists. We cannot assure that such approval and monitoring procedures will reduce these credit risks to acceptable tolerance levels.

Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay their outstanding loans. In the past, we have focused on providing ARMs to decrease the risk related to changes in the interest rate environment; however, these types of loans also involve other risks. As interest rates rise, the borrowers' payments on an ARM also increase to the extent permitted by the loan terms thereby increasing the potential for default. Also, when interest rates decline substantially, borrowers tend to refinance into fixed-rate loans.

As of December 31, 2010, approximately 66% of our loan portfolio consisted of commercial and industrial, commercial real estate (owner occupied, non-owner occupied, and multifamily), commercial construction and land development loans, and commercial participations. These types of loans involve increased risks because the borrower's ability to repay the loan typically depends on the successful operation of the business or the property securing the loan. Additionally, these loans are made to small- or medium-sized business clients who may be more vulnerable to economic conditions and who may not have experienced a complete business or economic cycle. These types of loans are also typically larger than one-to-four family residential mortgage loans or consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, commercial real estate (owner occupied, non-owner occupied, and multifamily), commercial construction and land development, and commercial participations, all with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans would result in a reduction in interest income recognized on loans and also could require us to increase the provision for loan losses and increase loan charge-offs, all of which would reduce our net income. All of these could have a material adverse effect on our financial condition and results of operations.

**Our allowance for loan losses may be insufficient to cover actual loan losses.**

In keeping with industry practice, regulatory guidelines, and United States Generally Accepted Accounting Principals (*U.S. GAAP*), we maintain an allowance for loan losses at a level we believe adequate to absorb credit losses inherent in the loan portfolio. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense that represents our estimate of probable incurred losses within the loan portfolio at each statement of condition date and is based on the review of available and relevant information. The level of the allowance for loan losses reflects our consideration of historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Also, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase our allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income, and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

**Declines in asset values may result in impairment charges and adversely affect the value of our investments, financial performance, and capital.**

We maintain an investment portfolio that includes, but is not limited to, government sponsored entity investment securities, mortgage-backed investment securities, and pooled trust preferred investment securities. The market value of investments in our portfolio has become increasingly volatile. The market value of investment securities may be affected by factors other than the underlying performance of the issuer or composition of the bonds themselves, such as ratings downgrades, adverse changes in the business climate, and a lack of liquidity for resales of certain investment securities, as well as specific challenges which may arise in the secondary markets for such investment securities. Quarterly we evaluate investment securities and other assets for impairment indicators. We may be required to record additional impairment charges if our investment securities suffer a decline in value that is considered other-than-temporary. If we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the periods in which the write-offs occur.

**The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.**

In accordance with U.S. GAAP, we report certain assets, including investment securities, at fair value. Generally, for assets that are reported at fair value, we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we carry these assets on our books at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. Given the continued disruption in the capital markets, we may be required to recognize other-than-temporary impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

**Unexpected losses in future reporting periods may require us to establish a valuation allowance against our deferred tax assets.**

We evaluate our deferred tax assets for recoverability based on all available evidence. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws or variances between our future projected operating performance and our actual results. We are required to establish a valuation allowance for deferred tax assets if we determine, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the "more likely than not" criterion, we evaluate all positive and negative available evidence as of the end of each reporting period. Future adjustments to the deferred tax asset valuation allowance, if any, will be determined based upon changes in the expected realization of the net deferred tax assets. The realization of the deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under applicable tax laws. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we will be required to record adjustments to the valuation allowance in the near term if estimates of future taxable income during the carryforward period are reduced. Such a charge could have a material adverse effect on our results of operations, financial condition, and capital position.

**Our operations are subject to interest rate risk and variations in interest rates may negatively affect financial performance.**

In addition to other factors, our earnings and cash flows are dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Changes in the general level of interest rates may have an adverse effect on our business, financial condition, and results of operations. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, influence the amount of interest income that we receive on loans and investment securities and the amount of interest that we pay on deposits and borrowed funds. Changes in monetary policy and interest rates also can adversely affect:

- our ability to originate loans and obtain deposits;
- the fair value of our financial assets and liabilities; and
- the average duration of our investment securities portfolio.

If the interest rates paid on deposits and other borrowed funds increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowed funds.

**Negative conditions in the general economy and financial services industry may limit our access to additional funding and adversely affect liquidity.**

An inability to raise funds through deposits, borrowed funds, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. General industry factors that could detrimentally affect our access to liquidity sources include severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole, as evidenced by the turmoil in the domestic and worldwide credit markets which occurred in late 2008 and early 2009. Our ability to borrow could also be impaired by factors that are specific to us, such as a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us.

**We operate in a highly competitive industry and market area with other financial institutions offering products and services similar to those we offer.**

In our market area, we encounter significant competition from other savings associations, commercial banks, credit unions, mortgage banking firms, consumer finance companies, investment securities brokerage firms, insurance companies, money market mutual funds, and other financial intermediaries. Our competitors may have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide. Our profitability depends upon our continued ability to compete successfully in our market area.

**We may experience difficulties in managing our growth, and our growth strategy involves risks that may negatively impact our net income.**

We may expand into additional communities or attempt to strengthen our position in our current market and in surrounding areas by opening new branches and acquiring existing branches of other financial institutions. To the extent that we undertake additional branch openings and acquisitions, we are likely to continue to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity, and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of management's time and attention from other aspects of our business and the general disruption to our business.

**We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.**

Like other savings and loan holding companies, we are required by our regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support the growth of our business or to finance acquisitions, if any, or we may elect to raise additional capital for other reasons. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values, and other factors. Should we elect, or be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or investment securities convertible into our common stock, which could dilute your ownership interest in the Company. Although we remain "well capitalized" at December 31, 2010 for regulatory purposes and we have improved our liquidity position and expanded our funding capacity, the future cost and availability of capital may be adversely affected by illiquid credit markets, economic conditions, and a number of other factors, many of which lie outside of our control. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed or on terms acceptable to us, it may have a material adverse effect on our financial condition and results of operations.

**We may not be able to attract and retain the skilled employees necessary for our business.**

Our success depends, in large part, on our ability to attract and retain key employees. Competition for the best employees in most of our business lines can be intense, and we may not be able to hire or retain the necessary employees for meeting our business goals. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

**Our information systems may experience an interruption or breach in security that could impact our operational capabilities.**

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our client relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, there can be no assurance that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrences of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

**The trading volume in our common stock has been low, and the sale of a substantial number of shares of our common stock in the public market could depress the price of our common stock and make it difficult for you to sell your shares.**

Our common stock is listed to trade on the NASDAQ Global Market, but is thinly traded. As a result, you may not be able to sell your shares of common stock on short notice. Additionally, thinly traded stock can be more volatile than stock trading in an active public market. The sale of a substantial number of shares of our common stock at one time could temporarily depress the market price of our common stock, making it difficult for you to sell your shares and impairing our ability to raise capital.

**We may be subject to examinations by taxing authorities which could adversely affect our results of operations.**

Like other for-profit enterprises, in the normal course of business, we may be subject to examinations from federal and state taxing authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we are engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have an adverse effect on our financial condition and results of operations.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We conduct our business through our main office and headquarters located at 707 Ridge Road, Munster, Indiana, 46321. In addition, we operate 22 full service banking centers in Cook, DuPage, and Will counties in Illinois and Lake and Porter counties in Indiana. We currently own 15 of our banking centers and lease seven others. We also currently own two vacant lots in Illinois and one in Indiana for potential future banking centers. In addition, we maintain 36 automated teller machines (*ATMs*), 23 of which are located at our banking centers. The net book value of our property and leasehold improvements at December 31, 2010 totaled $17.7 million. See "Note 4. Office Properties and Equipment" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

## ITEM 3. LEGAL PROCEEDINGS

The Company is involved in routine legal proceedings occurring in the ordinary course of its business, which, in the aggregate, are believed to be immaterial to the consolidated financial condition, results of operations, and cash flows of the Company.

## ITEM 4. RESERVED

# PART II.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY INVESTMENT SECURITIES

(a) The Company's common stock is traded on the NASDAQ Global Market under the symbol "CITZ." At February 23, 2010, there were 10,869,210 shares of common stock outstanding which were held by 1,874 shareholders of record. The table below sets forth the high and low sales price as reported by NASDAQ and cash dividends paid per share during each quarter of 2010 and 2009. Our ability to pay cash dividends depends largely on cash dividends the Company receives from the Bank. Dividends from the Bank are subject to various regulatory restrictions. Pursuant to informal regulatory agreements with the OTS, we are prohibited from paying dividends without the prior approval from the OTS. See "Regulation" within "Item 1. Business" and also "Note 11. Shareholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

| | Share Price | | | Cash Dividend Paid |
|---|---|---|---|---|
| | High | Low | Close | Per Share |
| 2010 | | | | |
| First Quarter | $ 5.00 | $ 2.93 | $ 4.43 | $ .01 |
| Second Quarter | 6.25 | 4.36 | 4.88 | .01 |
| Third Quarter | 4.99 | 4.01 | 4.56 | .01 |
| Fourth Quarter | 5.85 | 4.35 | 5.23 | .01 |
| 2009 | | | | |
| First Quarter | $ 5.55 | $ 1.71 | $ 3.90 | $ .01 |
| Second Quarter | 5.10 | 3.50 | 4.23 | .01 |
| Third Quarter | 4.95 | 3.75 | 4.68 | .01 |
| Fourth Quarter | 4.76 | 3.19 | 3.23 | .01 |

Under our stock repurchase plan publicly announced on March 20, 2008, our Board of Directors authorized the purchase of up to 530,000 shares of our common stock. There are 448,612 shares that may still be purchased under that plan. We did not repurchase any shares of common stock during the quarter ended December 31, 2010. We are currently prohibited from repurchasing shares of our common stock without the prior approval of the OTS pursuant to our informal regulatory agreement with the OTS.

## PERFORMANCE GRAPH

The following graph compares the cumulative total returns for common stock to the total returns for the Standard & Poor's 500 Index (S&P 500) and the NASDAQ Bank Index. The graph assumes that $100 was invested on December 31, 2005 in our common stock, the S&P 500 Index, and the NASDAQ Bank Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes dividends are reinvested.



Total Return Performance
Index Value
150
125
100
75
50
25
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
CFS Bancorp, Inc.
S&P 500
Nasdaq Bank


| Index | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 | 12/31/10 |
|---|---|---|---|---|---|---|
| CFS Bancorp, Inc. .......................... | $ 100.00 | $ 105.85 | $ 109.68 | $ 30.30 | $ 25.50 | $ 41.70 |
| S&P 500 ........................................ | 100.00 | 115.79 | 122.16 | 76.96 | 97.33 | 111.99 |
| NASDAQ Bank Index ................. | 100.00 | 113.82 | 91.16 | 71.52 | 59.87 | 68.34 |

## ITEM 6. SELECTED FINANCIAL DATA

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars in thousands except per share data) | | | | |
| **Selected Financial Condition Data:** | | | | | |
| Total assets | $ 1,121,676 | $ 1,081,515 | $ 1,121,855 | $ 1,150,278 | $ 1,254,390 |
| Loans receivable | 732,584 | 762,386 | 749,973 | 793,136 | 802,383 |
| Allowance for loan losses | 17,179 | 19,461 | 15,558 | 8,026 | 11,184 |
| Investment securities, available-for-sale | 197,101 | 188,781 | 251,270 | 224,594 | 298,925 |
| Investment securities, held-to-maturity | 17,201 | 5,000 | 6,940 | 3,940 | — |
| Bank-owned life insurance | 35,463 | 34,575 | 36,606 | 36,475 | 35,876 |
| Other real estate owned | 22,324 | 9,242 | 3,242 | 1,162 | 321 |
| Deposits | 945,884 | 849,758 | 824,097 | 863,272 | 907,095 |
| Borrowed funds | 53,550 | 111,808 | 172,937 | 135,459 | 202,275 |
| Shareholders' equity | 112,928 | 110,373 | 111,809 | 130,414 | 131,806 |
| Book value per share | $ 10.41 | $ 10.25 | $ 10.47 | $ 12.18 | $ 11.84 |
| Tangible book value per share | 10.41 | 10.25 | 10.47 | 12.18 | 11.84 |
| Common shares outstanding | 10,850,040 | 10,771,061 | 10,674,511 | 10,705,510 | 11,134,331 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars in thousands except per share data) | | | | |
| **Selected Income Statement Data:** | | | | | |
| Interest income | $ 46,788 | $ 51,308 | $ 59,539 | $ 72,241 | $ 75,547 |
| Interest expense | 10,187 | 13,715 | 24,656 | 38,134 | 42,644 |
| Net interest income | 36,601 | 37,593 | 34,883 | 34,107 | 32,903 |
| Provision for loan losses | 3,877 | 12,588 | 26,296 | 2,328 | 1,309 |
| Net interest income after provision for loan losses | 32,724 | 25,005 | 8,587 | 31,779 | 31,594 |
| Non-interest income | 9,218 | 11,470 | 5,621 | 11,515 | 10,542 |
| Non-interest expense | 37,775 | 39,280 | 34,176 | 33,459 | 36,178 |
| Income (loss) before income taxes | 4,167 | (2,805) | (19,968) | 9,835 | 5,958 |
| Income tax expense (benefit) | 707 | (2,262) | (8,673) | 2,310 | 618 |
| Net income (loss) | $ 3,460 | $ (543) | $ (11,295) | $ 7,525 | $ 5,340 |
| Net income per common share: | | | | | |
| Basic earnings (loss) per share | $ .33 | $ (.05) | $ (1.10) | $ .71 | $ .48 |
| Diluted earnings (loss) per share | .32 | (.05) | (1.10) | .69 | .47 |
| Average common and common equivalent shares outstanding: | | | | | |
| Basic | 10,635,939 | 10,574,623 | 10,307,879 | 10,547,853 | 11,045,857 |
| Diluted | 10,705,814 | 10,680,085 | 10,508,306 | 10,842,782 | 11,393,863 |
| Pre-tax, pre-provision earnings from core operations (1) | $ 10,175 | $ 13,285 | $ 12,664 | $ 12,755 | $ 7,883 |

(1) See "Results of Operations – Non-GAAP Financial Information" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussions about non-U.S. GAAP information.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars in thousands except per share data) | | | | |
| **Average Balance Data:** | | | | | |
| Average interest-earning assets | $ 995,864 | $ 1,010,519 | $ 1,051,311 | $ 1,130,957 | $ 1,206,161 |
| Average interest-bearing liabilities | 889,444 | 897,016 | 929,199 | 998,439 | 1,067,149 |
| Average shareholders' equity | 112,601 | 112,358 | 126,539 | 130,098 | 134,937 |
| Average loans to average deposits | 82.54% | 89.46% | 89.01% | 91.22% | 99.23% |
| Average shareholders' equity to average assets | 10.19 | 10.24 | 11.14 | 10.75 | 10.54 |
| Average interest-earning assets to average interest-bearing liabilities | 111.96 | 112.65 | 113.14 | 113.27 | 113.03 |
| Interest rate spread | 3.55 | 3.55 | 3.01 | 2.57 | 2.26 |
| Net interest margin | 3.68 | 3.72 | 3.32 | 3.02 | 2.73 |
| **Selected Performance Ratios:** | | | | | |
| Return (loss) on average assets | .31% | (.05)% | (.99)% | .62% | .42% |
| Return (loss) on average equity | 3.07 | (.48) | (8.93) | 5.78 | 3.96 |
| Shareholders' equity to total assets | 10.07 | 10.21 | 9.97 | 11.34 | 10.51 |
| Tangible shareholders' equity to total assets | 10.07 | 10.21 | 9.97 | 11.23 | 10.40 |
| Tangible and core capital to total assets (Bank only) | 9.07 | 8.88 | 9.07 | 10.50 | 9.71 |
| Risk based capital ratio (Bank only) | 13.32 | 12.35 | 13.21 | 13.93 | 14.10 |
| Non-interest expense to average total assets | 3.42 | 3.58 | 3.01 | 2.76 | 2.83 |
| Efficiency ratio (1) | 83.42 | 81.87 | 76.39 | 74.25 | 82.81 |
| **Asset Quality Data (at year end):** | | | | | |
| Non-performing loans to total loans | 7.44% | 7.74% | 7.29% | 3.73% | 3.43% |
| Non-performing assets to total assets | 6.85 | 6.31 | 5.16 | 2.67 | 2.22 |
| Allowance for loan losses to total loans receivable | 2.34 | 2.55 | 2.07 | 1.01 | 1.39 |
| Allowance for loan losses to non-performing loans | 31.53 | 32.98 | 28.44 | 27.11 | 40.64 |
| **Other Data (at year end):** | | | | | |
| Number of full service banking centers | 22 | 22 | 21 | 21 | 20 |
| Number of full time equivalent employees | 322 | 312 | 322 | 303 | 360 |
| **Stock Price and Dividend Information:** | | | | | |
| High | $ 6.24 | $ 4.80 | $ 14.93 | $ 15.12 | $ 15.04 |
| Low | 3.02 | 1.75 | 3.50 | 13.93 | 14.10 |
| Close | 5.23 | 3.23 | 3.90 | 14.69 | 14.65 |
| Cash dividends declared per share | .04 | .04 | .40 | .48 | .48 |
| Dividend payout ratio | 12.50% | NM | NM | 69.57% | 102.13% |

(1) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net (gains) losses on the sales of investment securities and other assets and net other-than-temporary impairments of investment securities.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OVERVIEW

The following discussion and analysis presents the more significant factors affecting our financial condition as of December 31, 2010 and 2009 and results of operations for the three-year period ending December 31, 2010. This discussion and analysis should be read in conjunction with our consolidated financial statements, notes thereto, and other financial information appearing elsewhere in this report.

During 2010, we recorded net income of $3.5 million, or $.32 per diluted share, which represents a significant improvement from the 2009 net loss of $543,000, or $(.05) per share. We saw progress during 2010 in our core banking operations as our business units continued to execute our Strategic Growth and Diversification Plan. Our provision for loan losses decreased in 2010 from 2009 due to the lower level of charge-offs and specific impairment reserves. We also reduced controllable expenses during the year. Net interest income and non-performing assets continue to be impacted by the local and national economy which resulted in a slightly lower net interest margin in 2010 even though our lower cost of funds partially offset this reduction. Non-interest income was pressured in 2010 as clients continue to monitor their overdraft and insufficient funds activity. Non-interest expenses declined by $1.5 million, or 3.8%, as a decrease in credit related costs was partially offset by higher professional fees related to the annual meeting proxy contest and severance and early retirement expenses.

Improving credit quality was our number one priority in 2010. We have made significant progress in diversifying our loan portfolio by growing targeted segments and reducing loans not meeting our current defined risk tolerance. Since December 31, 2009, we have increased our portfolio of commercial and industrial, owner occupied commercial real estate, and multifamily loans by $11.0 million, or 4.6%. These categories now represent 50.7% of our commercial loan portfolio at December 31, 2010 compared to 45.8% a year ago. In addition, our targeted contraction portfolios of commercial construction and land development and non-owner occupied commercial real estate loans combined with commercial participations purchased decreased as a percentage of the total commercial loan portfolio to 49.3% from 54.2% at December 31, 2009. Our commercial participations purchased exposure decreased during the year by $28.8 million, or 54.9%, to $23.6 million at December 31, 2010 through repayments totaling $9.0 million, a loan sale to a third-party totaling $1.5 million, transfers to other real estate owned of $14.6 million, and partial charge-offs totaling $3.4 million.

Our non-performing loans decreased to $54.5 million at December 31, 2010 from $59.0 million at December 31, 2009. Non-performing loans during 2010 were positively affected by paydowns and transfers to other real estate owned. We expect to make additional progress during 2011 in reducing our non-performing loans and non-performing assets and anticipate that credit quality-costs, including the provision for loan losses and other real estate owned related costs, will continue to affect reported earnings as we diligently work to reduce the outstanding investment in these loans.

Our net interest margin for 2010 decreased four basis points to 3.68% from 3.72% for 2009. The net interest margin for 2010 was impacted by lower yields on loans receivable and investment securities, as well as our higher levels of liquidity due to a combination of strong deposit growth and loan portfolio shrinkage. Partially offsetting the decrease in yields on interest-earning assets, our cost of funds decreased due to the lower market rate environment and a reduction in the average balance of FHLB advances.

We have had success during 2010 in growing core deposits through many channels including enhancing our brand recognition within our communities, offering attractive deposit products, bringing in new client relationships by meeting all of their banking needs, and holding our experienced sales team accountable for growing deposits and relationships. We increased our core deposits, excluding municipal core deposits, at December 31, 2010 by $57.3 million, or 12.9%, from December 31, 2009. The increase in core deposits strengthened our balance sheet, enhanced our liquidity, and allowed us to continue repaying maturing FHLB advances during the year.

The Bank's tangible, core, and risk-based capital ratios exceeded "minimum" and "well capitalized" for regulatory capital requirements and improved during 2010. Our tangible common equity at December 31, 2010 was $112.9 million, or 10.07% of tangible assets compared to $110.4 million, or 10.21% of tangible assets, at December 31, 2009.

**Progress on Strategic Growth and Diversification Plan**

The Company's Strategic Growth and Diversification Plan is built around four core objectives: (i) decreasing non-performing loans; (ii) ensuring costs are appropriate given the Company's targeted future asset base; (iii) growing while diversifying by targeting small and mid-sized business owners for relationship-based banking opportunities; (iv) and expanding and deepening the Bank's relationships with its clients.

The Company continues to focus its efforts on reducing the level of non-performing loans, seeking to either restructure specific non-performing credits or foreclose, obtain title, and transfer the loan to other real estate owned where we can take control of and liquidate the underlying collateral. The Company's ratio of non-performing loans to total loans decreased to 7.44% compared to 7.74% at December 31, 2009 as a result of loan repayments and transfers to other real estate owned, which were partially offset by new non-performing loans.

The Company remains strongly focused on its cost structure. Non-interest expense for 2010 compared to 2009 decreased $1.5 million, or 3.8%. The decrease was primarily due to lower other real estate owned expense, loan collection expense, and FDIC special insurance premium assessments and was partially offset by increases in FDIC insurance premiums and OTS assessments combined, professional fees, and severance and early retirement expense.

The Company has succeeded in increasing targeted growth segments in its loan portfolio, including commercial and industrial, commercial real estate – owner occupied, and multifamily, to comprise 50.7% of the commercial loan portfolio at December 31, 2010, up from 45.8%, 39.1%, and 35.6% at December 31, 2009, 2008, and 2007, respectively. The Company's focus on deepening relationships has emphasized core deposit and relationship-oriented time deposit growth which has resulted in a $96.1 million, or an 11.3%, increase in deposits since December 31, 2009.

**Pre-tax, Pre-Provision Earnings from Core Operations**

The Company's pre-tax, pre-provision earnings from core operations totaled $10.2 million for 2010 compared to $13.3 million for 2009. The current low interest rate environment, smaller loan portfolio, and increase in non-performing loans reduced the Company's net interest income during 2010. Lower service charges and other fees due to recent regulatory changes also impacted earnings during 2010. In addition, income from bank-owned life insurance decreased from 2009 when the Company recognized income totaling $1.4 million due to the death of an insured.

During 2010, the Company realized increases in FDIC insurance premiums and OTS assessments, professional fees related to the 2010 annual meeting proxy contest, and severance and early retirement expenses, which were partially offset by lower net occupancy, furniture and equipment, and marketing expenses.

## Non-GAAP Financial Information

The following table reconciles income (loss) before income taxes in accordance with U.S. GAAP to the non-GAAP measurement of pre-tax, pre-provision earnings from core operations for the periods presented.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars in thousands) | | | | |
| **Reconciliation of Income (Loss) Before Income Taxes (Benefit) to Pre-Tax, Pre-Provision Earnings from Core Operations:** | | | | | |
| Income (loss) before income taxes (benefit) | $ 4,167 | $ (2,805) | $ (19,968) | $ 9,835 | $ 5,958 |
| Provision for loan losses | 3,877 | 12,588 | 26,296 | 2,328 | 1,309 |
| Pre-tax, pre-provision earnings | 8,044 | 9,783 | 6,328 | 12,163 | 7,267 |
| Adjustments: | | | | | |
| Net gain on sale of investment securities available-for-sale | (689) | (1,092) | (69) | (536) | (750) |
| Net (gains) losses on sale of other assets | 154 | 9 | (30) | (22) | 994 |
| Other real estate owned expense | 1,483 | 2,976 | 261 | 343 | 194 |
| Loan collection expense | 638 | 1,077 | 655 | 164 | 178 |
| Severance and early retirement expense | 545 | 37 | — | 643 | — |
| FDIC special insurance premium assessment | — | 495 | — | — | — |
| Other-than-temporary impairment of investment securities available-for-sale | — | — | 4,334 | — | — |
| Goodwill impairment | — | — | 1,185 | — | — |
| Pre-tax, pre-provision earnings from core operations | $ 10,175 | $ 13,285 | $ 12,664 | $ 12,755 | $ 7,883 |
| Pre-tax, pre-provision earnings from core operations to average assets | .92 % | 1.21 % | 1.11 % | 1.05 % | .62 % |

The Company's accounting and reporting policies conform to U.S. GAAP and general practice within the banking industry. Management uses certain non-GAAP financial measures to evaluate the Company's financial performance and has provided the non-GAAP financial measures of pre-tax, pre-provision earnings from core operations and pre-tax, pre-provision earnings from core operations to average assets. In these non-GAAP financial measures, the provision for loan losses, other real estate owned related expense, loan collection expense, and certain other items, such as gains and losses on sales of investment securities and other assets, severance and early retirement expense, FDIC special insurance premium assessment, and the amortization of the deferred premium on the early extinguishment of debt are excluded from the determination of core operating results. Management believes that these measures are useful because they provide a more comparable basis for evaluating financial performance from core operations period to period and allows management and others to assess the Company's ability to generate earnings to cover credit costs. Although these non-GAAP financial measures are intended to enhance investors understanding of the Company's business performance, these should not be considered as an alternative to GAAP.

The risks associated with utilizing operating measures (such as the pre-tax, pre-provision earnings from core operations) are that various persons might disagree as to the appropriateness of items included or excluded in these measures and that other companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP information and our pre-tax, pre-provision earnings from core operations as noted above; however, these disclosures should not be considered an alternative to GAAP.

## CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with U.S. GAAP, which require us to establish various accounting policies. Certain of these accounting policies require us to make estimates, judgments, or assumptions that could have a material effect on the carrying value of certain assets and liabilities. The estimates, judgments, and assumptions we used are based on historical experience, projected results, internal cash flow modeling techniques, and other factors which we believe are reasonable under the circumstances.

Significant accounting policies are presented in "Note 1. Summary of Significant Accounting Policies" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. These policies, along with the disclosures presented in other financial statement notes and in this management's discussion and analysis, provide information on the methodology used for the valuation of significant assets and liabilities in our financial statements. We view critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates, and assumptions, and where changes in those estimates and assumptions could have a significant impact on the consolidated financial statements. We currently view the determination of the allowance for loan losses, valuations and impairments of investment securities, and the accounting for income taxes to be critical accounting policies.

***Allowance for Loan Losses.*** We maintain our allowance for loan losses at a level we believe is sufficient to absorb credit losses inherent in our loan portfolio. The allowance for loan losses represents our estimate of probable incurred losses in our loan portfolio at each statement of condition date and is based on our review of available and relevant information.

The first component of our allowance for loan losses contains allocations for probable incurred losses that we have identified relating to impaired loans pursuant to ASC 310-10, *Receivables.* We individually evaluate for impairment all loans over $750,000 and classified substandard. Loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. The impairment loss, if any, is generally measured based on the present value of expected cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price, or the fair value of the collateral, if the loan is collateral-dependent. A loan is considered collateral-dependent when the repayment of the loan will be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. If we determine that a loan is collateral-dependent we will charge-off any identified collateral short fall against the allowance for loan losses.

If foreclosure is probable, we are required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from appraisals or estimated using an appraisal-like methodology. When current appraisals are not available, management estimates the fair value of the collateral giving consideration to several factors including the price at which individual unit(s) could be sold in the current market, the period of time over which the unit(s) would be sold, the estimated cost to complete the unit(s), the risks associated with completing and selling the unit(s), the required return on the investment a potential acquirer may have, and the current market interest rates. The analysis of each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the amount and timing of future cash flows and collateral values.

The second component of our allowance for loan losses contains allocations for probable incurred losses within various pools of loans with similar characteristics pursuant to ASC 450-10, *Contingencies.* This component is based in part on certain loss factors applied to various stratified loan pools excluding loans evaluated individually for impairment. In determining the appropriate loss factors for these loan pools, we consider historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions.

Loan losses are charged off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value, while recoveries of amounts previously charged off are credited to the allowance. We assess the adequacy of the allowance for loan losses on a quarterly basis and adjust the allowance for loan losses by recording a provision for loan losses in an amount sufficient to maintain the allowance at a level we deem appropriate. Our evaluation of the adequacy of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as additional information becomes available or as future events occur. To the extent that actual outcomes differ from our estimates, an additional provision for loan losses could be required which could adversely affect earnings or our financial position in future periods.

***Investment Securities.*** Under ASC 320-10, *Investments – Debt and Equity Securities*, investment securities must be classified as held-to-maturity, available-for-sale, or trading. We determine the appropriate classification at the time of purchase. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on investment securities. Debt investment securities are classified as held-to-maturity and carried at amortized cost when we have the positive intent and we have the ability to hold the investment securities to maturity. Investment securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income and do not affect earnings until realized.

The fair values of our investment securities are generally determined by reference to quoted prices from reliable independent sources utilizing observable inputs. Certain of the fair values of investment securities are determined using models whose significant value drivers or assumptions are unobservable and are significant to the fair value of the investment securities. These models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, our judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics, and implied volatilities.

We evaluate all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in ASC 320-10, *Investments – Debt and Equity Securities*. In evaluating the possible impairment of investment securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and our ability and intent to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, we may consider whether the investment securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

If we determine that an investment experienced an OTTI, we must then determine the amount of the OTTI to be recognized in earnings. If we do not intend to sell the investment security and it is more likely than not that we will not be required to sell the investment security before recovery of its amortized cost basis less any current period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the OTTI related to other factors will be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings will become the new amortized cost basis of the investment. If we intend to sell the investment security or it is more likely than not we will be required to sell the investment security before recovery of its amortized cost basis less any current period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. Any recoveries related to the value of these investment securities are recorded as an unrealized gain (as other comprehensive income (loss) in shareholders' equity) and not recognized in income until the investment security is ultimately sold. From time to time, we may dispose of an impaired investment security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

***Income Tax Accounting.*** We file a consolidated federal income tax return. The provision for income taxes is based upon income in our consolidated financial statements, rather than amounts reported on our income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on our deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.

Under U.S. GAAP, a valuation allowance is required to be recognized if it is more likely than not that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning our evaluation of both positive and negative evidence, our forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Positive evidence includes the existence of taxes paid in available carryback years as well as the probability that taxable income will be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends. At December 31, 2010 and December 31, 2009, we conducted an extensive analysis to determine if a valuation allowance was required and concluded that a valuation allowance was not necessary, largely based on available tax planning strategies and our projections of future taxable income. Additional positive evidence considered in our analysis was our long-term history of generating taxable income; the industry in which we operate is cyclical in nature, as a result, recent losses are not expected to have a significant long-term impact on our profitability; the fact that recent losses were partly attributable to syndicated/participation lending which we stopped investing in during the first quarter of 2007; our history of fully realizing net operating losses, most recently a federal net operating loss from a $45.0 million taxable loss in 2004; and the relatively long remaining tax loss carryforward periods (nineteen years for federal income tax purposes, ten years for the state of Indiana, and eight years for the state of Illinois). We concluded that the aforementioned positive evidence outweighs the negative evidence of cumulative losses over the past three years. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. Any required valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Positions taken in our tax returns may be subject to challenge by the taxing authorities upon examination. The benefit of an uncertain tax position is initially recognized in the financial statements only when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Differences between our position and the position of tax authorities could result in a reduction of a tax benefit or an increase to a tax liability, which could adversely affect our future income tax expense.

We believe our tax policies and practices are critical accounting policies because the determination of our tax provision and current and deferred tax assets and liabilities have a material impact on our net income and the carrying value of our assets. We believe our tax liabilities and assets are adequate and are properly recorded in the consolidated financial statements at December 31, 2010 and 2009.

## RESULTS OF OPERATIONS

### Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

*Net Income*

Net income increased to $3.5 million, or $.32 per diluted share, for 2010 compared to a net loss of $543,000, or $(.05) per share, for 2009. Our 2010 results of operations were positively impacted by decreases in the provision for loan losses of $8.7 million and lower non-interest expense of $1.5 million from 2009. Partially offsetting these favorable variances were decreases in net interest income of $992,000 and non-interest income of $2.3 million from 2009.

*Net Interest Income*

Net interest income is the principal source of earnings and consists of interest income received on loans and investment securities less interest expense paid on deposits and borrowed funds. Net interest income fluctuates due to a variety of reasons, most notably due to the size of our balance sheet, changes in interest rates, the shape of the U.S. Treasury yield curve, competitive market pressures on the pricing of our products, the level of our non-performing assets, and the level of interest-rate risk and credit risk we are willing to accept. Prior to 2010, our net interest margin increased over the last several years due to the decrease in our average cost of interest-bearing liabilities outpacing the decline in our average yield on interest-earning assets. The decrease in our average cost of interest-bearing liabilities has been driven by growth in low cost core deposits, declines in high cost certificates of deposit, and reduced reliance on higher cost wholesale funding sources.

Net interest income totaled $36.6 million for 2010 compared to $37.6 million for 2009. Net interest margin (net interest income as a percentage of average interest-earning assets) for 2010 decreased four basis points to 3.68% from 3.72% for 2009. The decreases in net interest income and net interest margin were primarily a result of lower yields on loans and investment securities as a result of the lower interest rate environment combined with a balance decrease in the higher yielding loan portfolio and higher levels of lower yielding investment securities and liquidity.

## AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED, AND RATES PAID

The following table reflects the average yield on assets and average cost of liabilities for the years indicated. Average balances are derived from average daily balances.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| | (Dollars in thousands) | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable (1) | $ 747,768 | $ 37,700 | 5.04% | $ 753,726 | $ 39,277 | 5.21 % | $ 754,196 | $ 45,213 | 5.99 % |
| Investment securities (2) | 208,450 | 8,605 | 4.07 | 227,999 | 11,334 | 4.90 | 251,785 | 12,673 | 4.95 |
| Other interest-earning assets (3) | 39,646 | 483 | 1.22 | 28,794 | 697 | 2.42 | 45,330 | 1,653 | 3.65 |
| Total interest-earning assets | 995,864 | 46,788 | 4.70 | 1,010,519 | 51,308 | 5.08 | 1,051,311 | 59,539 | 5.66 |
| Non-interest earning assets | 109,469 | | | 86,992 | | | 84,482 | | |
| Total assets | $ 1,105,333 | | | $ 1,097,511 | | | $ 1,135,793 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Checking accounts | $ 135,715 | 259 | .19 | $ 128,037 | 346 | .27 | $ 105,481 | 612 | .58 |
| Money market accounts | 164,800 | 1,086 | .66 | 157,518 | 1,133 | .72 | 181,852 | 3,768 | 2.07 |
| Savings accounts | 119,124 | 349 | .29 | 117,539 | 399 | .34 | 121,920 | 589 | .48 |
| Certificates of deposit | 394,160 | 6,680 | 1.69 | 366,506 | 8,569 | 2.34 | 374,834 | 13,130 | 3.50 |
| Total deposits | 813,799 | 8,374 | 1.03 | 769,600 | 10,447 | 1.36 | 784,087 | 18,099 | 2.31 |
| Borrowed funds: | | | | | | | | | |
| Other short-term borrowed funds (4) | 14,916 | 75 | .50 | 14,653 | 101 | .69 | 25,743 | 430 | 1.67 |
| FHLB advances (5)(6) | 60,729 | 1,738 | 2.82 | 112,763 | 3,167 | 2.77 | 119,369 | 6,127 | 5.05 |
| Total borrowed funds | 75,645 | 1,813 | 2.36 | 127,416 | 3,268 | 2.53 | 145,112 | 6,557 | 4.44 |
| Total interest-bearing liabilities | 889,444 | 10,187 | 1.15 | 897,016 | 13,715 | 1.53 | 929,199 | 24,656 | 2.65 |
| Non-interest bearing deposits | 92,136 | | | 72,968 | | | 63,276 | | |
| Non-interest bearing liabilities | 11,152 | | | 15,169 | | | 16,779 | | |
| Total liabilities | 992,732 | | | 985,153 | | | 1,009,254 | | |
| Shareholders' equity | 112,601 | | | 112,358 | | | 126,539 | | |
| Total liabilities and shareholders' equity | $ 1,105,333 | | | $ 1,097,511 | | | $ 1,135,793 | | |
| Net interest-earning assets | $ 106,420 | | | $ 113,503 | | | $ 122,112 | | |
| Net interest income/ interest rate spread | | $ 36,601 | 3.55% | | $ 37,593 | 3.55 % | | $ 34,883 | 3.01 % |
| Net interest margin | | | 3.68% | | | 3.72 % | | | 3.32 % |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | | 111.96% | | | 112.65 % | | | 113.14 % |

(1) The average balance of loans receivable includes loans held for sale and non-performing loans, interest on which is recognized on a cash basis.

(2) Average balances of investment securities are based on amortized cost.

(3) Includes FHLB stock, money market accounts, federal funds sold, and interest-earning bank deposits.

(4) Includes federal funds purchased, overnight borrowed funds from the Federal Reserve Bank discount window, and repurchase agreements (*Repo Sweeps*).

(5) The 2009 period includes an average of $112.8 million of contractual FHLB advances reduced by an average of $62,000 of unamortized deferred premium on the early extinguishment of debt. Interest expense on borrowed funds for the 2009 period includes $175,000 of amortization of the deferred premium on the early extinguishment of debt. The amortization of the deferred premium for the 2009 period increased the average cost of borrowed funds as reported to 2.53% compared to an average contractual rate of 2.39%.

(6) The 2008 period includes an average of $120.1 million of contractual FHLB advances reduced by an average of $763,000 of unamortized deferred premium on the early extinguishment of debt. Interest expense on borrowed funds for the 2008 period includes $1.5 million of amortization of the deferred premium on the early extinguishment of debt. The amortization of the deferred premium for the 2008 period increased the average cost of borrowed funds as reported to 4.44% compared to an average contractual rate of 2.41%.

## RATE/VOLUME ANALYSIS

The following table shows the impact of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest rates on our interest income and interest expense for the periods indicated. Changes attributable to the combined impact of rate and volume have been allocated proportional to the changes due to rate and changes due to volume.

| | Year Ended December 31, 2010 Compared to 2009 | | | Year Ended December 31, 2009 Compared to 2008 | | |
|---|---|---|---|---|---|---|
| | Change due to Rate | Change due to Volume | Total Change | Change due to Rate | Change due to Volume | Total Change |
| | (Dollars in thousands) | | | | | |
| **Interest income:** | | | | | | |
| Loans receivable | $ (1,269) | $ (308) | $ (1,577) | $ (5,908) | $ (28) | $ (5,936) |
| Investment securities | (1,812) | (917) | (2,729) | (154) | (1,185) | (1,339) |
| Other interest-earning assets | (421) | 207 | (214) | (459) | (497) | (956) |
| Total | (3,502) | (1,018) | (4,520) | (6,521) | (1,710) | (8,231) |
| **Interest expense:** | | | | | | |
| Deposits: | | | | | | |
| Checking accounts | (107) | 20 | (87) | (377) | 111 | (266) |
| Money market accounts | (98) | 51 | (47) | (2,185) | (450) | (2,635) |
| Savings accounts | (55) | 5 | (50) | (168) | (22) | (190) |
| Certificates of deposit | (2,498) | 609 | (1,889) | (4,270) | (291) | (4,561) |
| Total deposits | (2,758) | 685 | (2,073) | (7,000) | (652) | (7,652) |
| Borrowed funds: | | | | | | |
| Other short-term borrowed funds | (28) | 2 | (26) | (190) | (139) | (329) |
| FHLB advances | 59 | (1,488) | (1,429) | (2,628) | (332) | (2,960) |
| Total borrowed funds | 31 | (1,486) | (1,455) | (2,818) | (471) | (3,289) |
| Total | (2,727) | (801) | (3,528) | (9,818) | (1,123) | (10,941) |
| Net change in net interest income | $ (775) | $ (217) | $ (992) | $ 3,297 | $ (587) | $ 2,710 |

### *Interest Income*

Interest income decreased to $46.8 million for 2010 from $51.3 million for 2009. The weighted-average yield on interest-earning assets decreased 38 basis points to 4.70% for 2010 from 5.08% for the comparable 2009 period. The yield on loans receivable decreased due to several large payoffs and a reduction in interest income related to new non-performing loans. The yield on investment securities declined due to reinvesting maturing investment securities and loan payoff proceeds in lower yielding investments as market interest rates declined significantly to new lows. In addition, the Bank is currently holding higher levels of short-term liquid investments due to the lack of desirable investment alternatives in the current interest rate environment.

### *Interest Expense*

Total interest expense decreased to $10.2 million for 2010 from $13.7 million for the 2009 period. The average cost of interest-bearing liabilities decreased 38 basis points to 1.15% for 2010 from 1.53% for 2009. Interest expense was positively affected by continued lower market interest rates during 2010 and decreases in the average balance of borrowed funds.

Interest expense on interest-bearing deposits decreased to $8.4 million for 2010 from $10.4 million for 2009. The weighted-average cost of deposits decreased 33 basis points to 1.03% from 1.36% for 2009 as a result of disciplined pricing on deposits, the repricing of certificates of deposit at lower interest rates, and increases in the average balance of non-interest bearing deposits, which was partially offset by increases in the average balance of interest-bearing deposits.

Interest expense on borrowed funds decreased to $1.8 million for 2010 from $3.3 million for 2009 primarily as a result of a reduction in the average balance of borrowed funds of 40.6% during 2010 compared to the 2009 period as we continued to strengthen our balance sheet and enhance our liquidity position by replacing this funding source with core deposits. The weighted-average cost of borrowed funds decreased 17 basis points during 2010 as a result of downward repricing due to lower market interest rates.

Interest expense on borrowed funds is detailed in the table below for the periods indicated.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ change | % change |
| | (Dollars in thousands) | | | |
| Interest expense on short-term borrowed funds at contractual rates | $ 75 | $ 101 | $ (26) | (25.7)% |
| Interest expense on FHLB advances at contractual rates | 1,738 | 2,992 | (1,254) | (41.9) |
| Amortization of deferred premium | — | 175 | (175) | NM |
| Total interest expense on borrowed funds | $ 1,813 | $ 3,268 | $ (1,455) | (44.5) |

***Provision for Loan Losses***

The provision for loan losses decreased to $3.9 million for 2010 from $12.6 million in 2009. For more information, see "Changes in Financial Condition – Allowance for Loan Losses" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

***Non-Interest Income***

The following table identifies the changes in non-interest income for the periods presented:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ change | % change |
| | (Dollars in thousands) | | | |
| Service charges and other fees | $ 5,114 | $ 5,706 | $ (592) | (10.4)% |
| Card-based fees | 1,867 | 1,664 | 203 | 12.2 |
| Commission income | 168 | 246 | (78) | (31.7) |
| Subtotal fee based revenues | 7,149 | 7,616 | (467) | (6.1) |
| Income from bank-owned life insurance | 893 | 2,183 | (1,290) | (59.1) |
| Net gain on sale of loans receivable | 160 | — | 160 | NM |
| Other income | 481 | 588 | (107) | (18.2) |
| Subtotal | 8,683 | 10,387 | (1,704) | (16.4) |
| Net gain on sale of investment securities | 689 | 1,092 | (403) | (36.9) |
| Net loss on sale of other assets | (154) | (9) | (145) | NM |
| Total non-interest income | $ 9,218 | $ 11,470 | $ (2,252) | (19.6) % |

Service charges and other fees were impacted by lower volume of non-sufficient funds transactions which is an industry trend that is expected to continue, if not accelerate, due to the recent regulatory changes affecting deposit account overdraft activity. Service charges and other fees were also impacted by lower credit enhancement fee income related to non-owner occupied commercial real estate lending as we strategically reduce our exposure to these types of products. Higher card-based fees and a net gain on the sale of loans receivable was more than offset by lower income from bank-owned life insurance, other income, and net gains on the sale of investment securities and other assets. Income from bank-owned life insurance decreased $1.3 million, primarily due to the inclusion in 2009 of $1.4 million of income due to the death of an insured. Other income was down in 2010 primarily due to income recorded during 2009 related to certain viatical investments.

### *Non-Interest Expense*

The following table identifies the changes in non-interest expense for the periods presented:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ change | % change |
| | | (Dollars in thousands) | | |
| Compensation and mandatory benefits | $ 16,681 | $ 16,257 | $ 424 | 2.6% |
| Retirement and stock related compensation | 748 | 968 | (220) | (22.7) |
| Medical and life benefits | 1,215 | 1,582 | (367) | (23.2) |
| Other employee benefits | 61 | 54 | 7 | 13.0 |
| Subtotal compensation and employee benefits | 18,705 | 18,861 | (156) | (.8) |
| Net occupancy expense | 2,832 | 3,022 | (190) | (6.3) |
| FDIC insurance premiums and OTS assessments | 2,551 | 2,145 | 406 | 18.9 |
| Professional fees | 2,283 | 1,907 | 376 | 19.7 |
| Furniture and equipment expense | 1,973 | 2,129 | (156) | (7.3) |
| Data processing | 1,754 | 1,670 | 84 | 5.0 |
| Marketing | 781 | 832 | (51) | (6.1) |
| Other real estate owned related expense, net | 1,483 | 2,976 | (1,493) | (50.2) |
| Loan collection expense | 638 | 1,077 | (439) | (40.8) |
| Severance and early retirement expense | 545 | 37 | 508 | NM |
| FDIC special insurance premium assessment | — | 495 | (495) | NM |
| Other general and administrative expenses | 4,230 | 4,129 | 101 | 2.4 |
| Total non-interest expense | $ 37,775 | $ 39,280 | $ (1,505) | (3.8) |

Our continuing cost control initiatives resulted in a decrease in almost all operating expense categories, including reductions of 6.3% in net occupancy expense, 7.3% in furniture and equipment expense, and 6.1% in marketing costs.

Compensation and mandatory benefits expense increased during 2010 compared to 2009 primarily related to an incentive compensation accrual reduction of $600,000 in 2009 due to the net loss recorded for 2009. The 2010 incentive compensation cost was $1.0 million as we earned 46.1% of our diluted earnings per share bonus allocation.

Retirement and stock related compensation was impacted by the absence of expense related to the Employee Stock Ownership Plan (*ESOP*) from 2009 when the Bank paid the remaining $1.2 million on the ESOP loan resulting in the allocation of the remaining 83,519 shares.

Our FDIC insurance premiums and OTS assessments increased $406,000 during 2010 due to increases in the average balance of deposits from 2009 and the adoption of the FDIC's Restoration Plan during 2009 which resulted in industry-wide rate increases effective April 1, 2009.

Professional fees increased $376,000 during 2010 compared to 2009 as a result of the SEC's new proxy statement disclosures effective in 2010, the Board of Director's review of strategic alternatives, and costs associated with the 2010 proxy contest and annual meeting.

Costs related to other real estate owned properties decreased $1.5 million during 2010 primarily due to a decrease in valuation allowances combined with decreased required expenses on these properties and increased income generated from certain commercial other real estate owned properties.

Loan collection expense decreased $439,000 during 2010 as our balance of non-performing loans began to moderate. These expenses will fluctuate depending on the activity and costs related to collecting and protecting our interests in our non-performing loans. In addition, collection costs decreased as properties were transferred to other real estate owned.

The aggregate severance and early retirement expense of $545,000 was incurred during 2010, a substantial portion of which related to the separation of our former Chief Financial Officer during the second quarter of 2010 and amounts payable to the daughter of our Chairman and Chief Executive Officer, in connection with her agreed separation of employment and agreement to forego certain bonus and equity-based compensation, refrain from certain competitive activities, and release claims.

The efficiency ratio was 83.4% for 2010 compared to 81.9% for 2009. The ratio in 2009 was positively impacted due to the receipt of $1.4 million of income from bank-owned life insurance in the fourth quarter of 2009 due to the death of an insured. The 2010 efficiency ratio was negatively impacted by lower net interest income and non-interest income which was partially offset by decreases in almost all operating expense categories including compensation and employee benefits, credit related costs, and the absence of the prior year FDIC special insurance premium assessment. These expense reductions were partially offset by severance and early retirement costs and higher professional fees during 2010 related to certain corporate matters including the 2010 proxy contest and annual shareholder meeting.

***Income Tax Expense***

The income tax expense totaled $707,000 for 2010 which equals an effective tax rate of 17.0%, compared to an income tax benefit of $(2.3) million, or a tax benefit rate of 80.6%, for 2009. The increase in the effective income tax rate was primarily due to higher pretax income, lower bank-owned life insurance income, and less tax sheltering effect of the bank-owned life insurance income and available tax credits.

**Year Ended December 31, 2009 Compared to Year Ended December 31, 2008**

***Net Income***

We reported a net loss of $543,000, or $(0.05) per share, for 2009 compared to a net loss of $11.3 million, or $(1.10) per share, for 2008. Our 2009 results of operations were positively impacted by increases in net interest income of $2.7 million and non-interest income of $5.8 million and a decrease in the provision for loan losses of $13.7 million from the 2008 period. Partially offsetting these favorable variances was an increase in non-interest expense of $5.1 million from 2008, primarily due to higher credit related costs of $3.1 million and $2.2 million of higher FDIC premiums and OTS assessments, including the $495,000 FDIC special insurance premium assessment.

***Net Interest Income***

Net interest income totaled $37.6 million for 2009 compared to $34.9 million for 2008. Net interest margin for 2009 improved 40 basis points to 3.72% from 3.32% for 2008. The increases in net interest income and net interest margin were primarily a result of a reduction in the average cost of deposits and borrowed funds for 2009 when compared to 2008.

***Interest Income***

Interest income decreased to $51.3 million for 2009 from $59.5 million for 2008. The weighted-average yield on interest-earning assets decreased 58 basis points to 5.08% for 2009 from 5.66% for the comparable 2008 period. The decrease was primarily due to lower market rates of interest coupled with a $10.3 million increase in non-performing assets since December 31, 2008. Interest income was also impacted by a decrease in the average balance of investment securities available-for-sale during 2009 as we elected to utilize excess liquidity to further de-leverage the balance sheet as opposed to reinvesting proceeds from maturities, paydowns, and sales of investment securities.

***Interest Expense***

Total interest expense decreased to $13.7 million for 2009 from $24.7 million for the 2008 period. The average cost of interest-bearing liabilities decreased 112 basis points to 1.53% for 2009 from 2.65% for 2008. Interest expense on deposits was positively affected by disciplined pricing on deposits, including certificates of deposit. In addition, the amortization of the premium on the early extinguishment of FHLB debt decreased by $1.3 million from 2008 and was fully amortized in 2009.

Interest expense on interest-bearing deposits decreased to $10.4 million for 2009 from $18.1 million for 2008. The weighted-average cost of deposits decreased 95 basis points to 1.36% from 2.31% for 2008. This decrease was primarily as a result of disciplined pricing on deposits, including certificates of deposit, as market interest rates were lower in 2009 than 2008.

Interest expense on borrowed funds decreased to $3.3 million for 2009 from $6.6 million for 2008 primarily as a result of lower rates on the repricing of FHLB debt. The average balances of FHLB advances also decreased during 2009 as we sought to strengthen our balance sheet and enhance our liquidity position by replacing this source of funding with core deposits and de-leveraging our balance sheet. The amortization of the deferred premium on the early extinguishment of debt (*Premium Amortization*) that was included in total interest expense on borrowed funds decreased to $175,000 for 2009 from $1.5 million for 2008, which resulted in a decrease in the cost of borrowed funds to 2.53% for 2009 from 4.44% for 2008. The interest expense related to the Premium Amortization was $175,000 before taxes and fully recognized as of December 31, 2009.

Interest expense on borrowed funds is detailed in the table below for the periods indicated.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2009** | **2008** | **$ change** | **% change** |
| | | (Dollars in thousands) | | |
| Interest expense on short-term borrowed funds at contractual rates | $ 101 | $ 430 | $ (329) | (76.5)% |
| Interest expense on FHLB advances at contractual rates | 2,992 | 4,675 | (1,683) | (36.0) |
| Amortization of deferred premium | 175 | 1,452 | (1,277) | (87.9) |
| Total interest expense on borrowed funds | $ 3,268 | $ 6,557 | $ (3,289) | (50.2) |

***Provision for Loan Losses***

The provision for loan losses decreased to $12.6 million for 2009 from $26.3 million in 2008. For more information, see "Changes in Financial Condition – Allowance for Loan Losses" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

***Non-Interest Income***

The following table summarizes the changes in non-interest income for the periods presented:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2009** | **2008** | **$ change** | **% change** |
| | | (Dollars in thousands) | | |
| Service charges and other fees | $ 5,706 | $ 6,051 | $ (345) | (5.7)% |
| Card-based fees | 1,664 | 1,600 | 64 | 4.0 |
| Commission income | 246 | 341 | (95) | (27.9) |
| Subtotal fee based revenues | 7,616 | 7,992 | (376) | (4.7) |
| Income from bank-owned life insurance | 2,183 | 1,300 | 883 | 67.9 |
| Other income | 588 | 564 | 24 | 4.3 |
| Subtotal | 10,387 | 9,856 | 531 | 5.4 |
| Net gain on sale of investment securities | 1,092 | 69 | 1,023 | NM |
| Impairment on investment securities, available-for-sale | — | (4,334) | 4,334 | NM |
| Net gain (loss) on sale of other assets | (9) | 30 | (39) | NM |
| Total non-interest income | $ 11,470 | $ 5,621 | $ 5,849 | 104.1 % |

Non-interest income before net gain (loss) on investment securities and other assets increased 5.4% for 2009 from 2008 primarily due to a gain on our bank-owned life insurance policy in the fourth quarter of 2009 as a result of the death of a former employee who was insured. This increase was partially offset by lower interest crediting rates resulting from a reduction in general market interest rates. Service charges and other fees decreased during 2009 from 2008 due to reduced volume of non-sufficient funds transactions which is an industry trend that is expected to continue, if not accelerate, due to recently passed legislation. Commission income from our third-party service provider from the sale of non-deposit investment products decreased due to decreased sales activity.

During 2008, we recognized an other-than-temporary impairment on our investments in Fannie Mae and Freddie Mac preferred stock totaling $4.3 million. The market for investments in these government sponsored enterprises deteriorated throughout the second half of 2008 when the Treasury Department and the Federal Housing Finance Authority placed both of these government sponsored enterprises into conservatorship.

*Non-Interest Expense*

The following table summarizes the changes in non-interest expense for the periods presented:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | $ change | % change |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| Compensation and mandatory benefits | $ 16,257 | $ 15,160 | $ 1,097 | 7.2% |
| Retirement and stock related compensation | 968 | 783 | 185 | 23.6 |
| Medical and life benefits | 1,582 | 1,450 | 132 | 9.1 |
| Other employee benefits | 54 | 105 | (51) | (48.6) |
| Subtotal compensation and employee benefits | 18,861 | 17,498 | 1,363 | 7.8 |
| Net occupancy expense | 3,022 | 3,175 | (153) | (4.8) |
| FDIC insurance premiums and OTS assessments | 2,145 | 420 | 1,725 | NM |
| Professional fees | 1,907 | 1,091 | 816 | 74.8 |
| Furniture and equipment expense | 2,129 | 2,362 | (233) | (9.9) |
| Data processing | 1,670 | 1,749 | (79) | (4.5) |
| Marketing | 832 | 1,002 | (170) | (17.0) |
| Other real estate owned related expense, net | 2,976 | 261 | 2,715 | NM |
| Loan collection expense | 1,077 | 655 | 422 | 64.4 |
| Goodwill impairment | — | 1,185 | (1,185) | NM |
| Severance and early retirement costs | 37 | — | 37 | NM |
| FDIC special insurance premium assessment | 495 | — | 495 | NM |
| Other general and administrative expenses | 4,129 | 4,778 | (649) | (13.6) |
| Total non-interest expense | $ 39,280 | $ 34,176 | $ 5,104 | 14.9 |

Compensation and mandatory benefits expense increased during 2009 due to a full year of compensation costs associated with the mid-2008 hiring of several business banking relationship managers and managers in loan operations and retail branches.

Retirement and stock related compensation was impacted by changes in costs related to our deferred compensation plans, pension plan, and ESOP plan. During 2009, we amended our deferred compensation plan agreements to eliminate the ability of plan participants to diversify out of our common stock and to require distributions be made in our common stock. As a result, changes in the price of our common stock on shares held within the plan are no longer required to be recorded as compensation expense under U.S. GAAP. Prior to the amendment, changes in the price of our common stock on shares held within the plan were recorded as an adjustment to retirement and stock related compensation. As such, retirement and stock related compensation increased mainly due to the absence of a $1.4 million credit recorded in the 2008 period. This increase was partially offset by a $779,000 decrease in pension expense based on information we received from our plan administrator with respect to our annual funding requirements. Our ESOP expense also decreased $618,000 during 2009 due to the Bank paying the remaining $1.2 million on the ESOP loan during the first quarter of 2009. As such, the remaining 83,519 shares were allocated to the ESOP participants in 2009.

Our FDIC insurance premiums and OTS assessments increased $1.7 million during 2009 due to the adoption of the FDIC's Restoration Plan. The increase in our FDIC insurance premiums and OTS assessments included the industry-wide rate increases effective in 2009 and the absence of the utilization of certain FDIC insurance premium credits in 2008. The Restoration Plan also required a $495,000 FDIC special insurance premium assessment be paid in 2009.

Professional fees also increased $816,000 during 2009 compared to 2008 as a result of increased fees related to the shareholder derivative demand made in 2009, additional regulatory compliance needs, supervisory examinations, and additional consulting fees. During 2009, we incurred $771,000 in expenses directly related to the shareholder derivative demand.

Costs related to other real estate owned properties also increased $2.7 million during 2009 primarily due to increased valuation allowances and required expenses on our properties. Of the increase, $2.5 million was directly related to increases in the valuation reserves of three out of market commercial real estate properties caused by the decline in their estimated net realizable value.

Loan collection expense increased $422,000 during 2009 primarily due to increased non-performing assets. These types of expenses include legal fees, appraisals, real estate tax payments, title searches, and other costs to protect our interests in the loans.

Our efficiency ratio was 81.9% and 76.4%, respectively, for 2009 and 2008. These ratios were positively affected by increased net interest income and non-interest income partially offset by increases in non-interest expense as discussed above.

### *Income Tax Expense*

The income tax benefit totaled $2.3 million for 2009 compared to $8.7 million for 2008. Our effective income tax rate benefit was 80.6% for 2009 compared to 43.4% for 2008. The increase in our income tax benefit rate was mainly the result of an increase in the percentage of permanent tax items to pre-tax loss during 2009. The overall effective tax rates continue to benefit from our investments in bank-owned life insurance and the application of available tax credits.

## CHANGES IN FINANCIAL CONDITION FOR 2010

### General

Our total assets at December 31, 2010 increased by $40.2 million, or 3.7%, from $1.08 billion at December 31, 2009, primarily in investment securities and cash and cash equivalents as a result of growth in total deposits and a reduction in total loan balances.

| | December 31, 2010 | December 31, 2009 | $ change | % change |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| **Assets:** | | | | |
| Cash and cash equivalents | $ 61,754 | $ 24,428 | $ 37,326 | 152.8% |
| Investment securities available-for-sale, at fair value | 197,101 | 188,781 | 8,320 | 4.4 |
| Investment securities held-to-maturity, at cost | 17,201 | 5,000 | 12,201 | 244.0 |
| Federal Home Loan Bank stock, at cost | 20,282 | 23,944 | (3,662) | (15.3) |
| Loans receivable, net | 715,405 | 742,925 | (27,520) | (3.7) |
| Bank-owned life insurance | 35,463 | 34,575 | 888 | 2.6 |
| Other real estate owned | 22,324 | 9,242 | 13,082 | 141.5 |
| Other | 52,146 | 52,620 | (474) | (.9) |
| Total assets | $ 1,121,676 | $ 1,081,515 | $ 40,161 | 3.7 |
| **Liabilities and Equity:** | | | | |
| Deposits | $ 945,884 | $ 849,758 | $ 96,126 | 11.3% |
| Borrowed funds | 53,550 | 111,808 | (58,258) | (52.1) |
| Other liabilities | 9,314 | 9,576 | (262) | (2.7) |
| Total liabilities | 1,008,748 | 971,142 | 37,606 | 3.9 |
| Shareholders' equity | 112,928 | 110,373 | 2,555 | 2.3 |
| Total liabilities and shareholders' equity | $ 1,121,676 | $ 1,081,515 | $ 40,161 | 3.7% |

## LOANS

The following table sets forth the composition of loans receivable and the percentage of loans by category as of the dates indicated.

| | 2010 | | 2009 | | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| | (Dollars in thousands) | | | | | | | | | |
| Commercial loans: | | | | | | | | | | |
| Commercial and industrial | $ 75,177 | 10.3% | $ 78,327 | 10.3% | $ 62,953 | 8.4% | $ 59,578 | 7.5% | $ 31,822 | 4.0% |
| Commercial real estate – owner occupied | 99,436 | 13.6 | 99,559 | 13.1 | 85,565 | 11.4 | 82,382 | 10 | — | — |
| Commercial real estate – non-owner occupied | 191,866 | 26.2 | 195,917 | 25.7 | 193,836 | 25.9 | 184,807 | 23.3 | 312,225 | 38.8 |
| Commercial real estate – multifamily | 72,154 | 9.8 | 57,918 | 7.6 | 40,503 | 5.4 | 38,475 | 4 | — | — |
| Commercial construction and land development | 24,314 | 3.3 | 31,152 | 4.1 | 40,081 | 5.3 | 58,978 | 7.4 | 78,604 | 9.8 |
| Commercial participations | 23,588 | 3.2 | 52,356 | 6.8 | 60,047 | 8.0 | 82,058 | 10.3 | 80,731 | 10.1 |
| Total commercial loans | 486,535 | 66.4 | 515,229 | 67.6 | 482,985 | 64.4 | 506,278 | 63.8 | 503,382 | 62.7 |
| Retail loans: | | | | | | | | | | |
| One-to-four family residential | 184,545 | 25.2 | 185,293 | 24.3 | 203,308 | 27.1 | 212,103 | 26.7 | 225,007 | 28.1 |
| Home equity lines of credit | 56,212 | 7.7 | 56,911 | 7.5 | 58,918 | 7.8 | 60,326 | 7.6 | 70,527 | 8.8 |
| Retail construction | 3,170 | .4 | 3,401 | .4 | 2,650 | .4 | 11,131 | 1 | — | — |
| Retail participations | — | — | — | — | 489 | .1 | 495 | .1 | — | — |
| Other | 2,122 | .3 | 1,552 | .2 | 1,623 | .2 | 2,803 | .4 | 3,467 | .4 |
| Total retail loans | 246,049 | 33.6 | 247,157 | 32.4 | 266,988 | 35.6 | 286,858 | 36.2 | 299,001 | 37.3 |
| Total loans receivable, net of unearned fees | $ 732,584 | 100.0% | $ 762,386 | 100.0% | $ 749,973 | 100.0% | $ 793,136 | 100.0% | $ 802,383 | 100.0% |

Loans receivable totaled $732.6 million at December 31, 2010 compared to $762.4 million at December 31, 2009. Total loan fundings in 2010 were $76.8 million which were offset by loan payoffs and repayments of $73.7 million, total loan sales of $5.6 million, transfers to other real estate owned of $17.4 million, and charge-offs of $6.4 million including $2.3 million that has been previously identified as a specific impairment reserve.

Through the execution of our Strategic Growth and Diversification Plan and our focus on lending to small- to medium-sized businesses, we continue to diversify our loan portfolio and reduce loans not meeting our current defined risk tolerance. We have increased our targeted growth segments of the loan portfolio, including commercial and industrial, commercial real estate – owner occupied, and multifamily, to comprise 50.7% of the commercial loan portfolio at December 31, 2010. During 2010, these targeted growth segments were impacted by loan payoffs including four commercial and industrial payoffs totaling $7.2 million, two commercial real estate – owner occupied loan payoffs totaling $5.1 million, and two commercial real estate – multifamily loan payoffs totaling $5.0 million.

During 2010, we revised our classification of commercial loans by grouping all commercial participations purchased into one category. We believe that while we have made significant progress in reducing our overall investment in this type of lending, these loans have a higher degree of risk than our other classifications of commercial loans due to the fact that we are not the lead lender, approximately half of our commercial participations are outside of our market area, and the national and local economic conditions have impacted many of the projects collateralizing these participations. The reclassification was completed for each of the five years ended December 31, 2010.

Commercial participations decreased 54.9% compared to December 31, 2009. The decrease in commercial participations since December 31, 2009 was due to three loan payoffs totaling $7.4 million, a $1.5 million sale of a portion of one of our participations purchased, transfers to other real estate owned totaling $14.2 million, and gross charge-offs totaling $3.4 million. In addition, commercial construction and land development and non-owner occupied commercial real estate loans decreased by $10.9 million, or 4.8%, since December 31, 2009. The decrease was primarily due to three loan payoffs totaling $5.9 million, transfers to other real estate owned totaling $2.1 million, and gross charge-offs totaling $798,000. In addition, we also sold a $3.6 million commercial construction and land development loan at par to a third party to reduce our exposure in this loan category.

Total commercial participations by loan type and state are presented in the following tables as of the dates indicated.

| | December 31, 2010 | | December 31, 2009 | | |
|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | % Change |
| | (Dollars in thousands) | | | | |
| Commercial and industrial | $ 226 | 1.0% | $ 273 | .5% | (17.2)% |
| Commercial real estate – owner occupied | 84 | .3 | — | — | NM |
| Commercial real estate – non-owner occupied | 19,055 | 80.8 | 22,412 | 42.9 | (15.0) |
| Commercial real estate – multifamily | — | — | 5,090 | 9.7 | (100.0) |
| Commercial construction and land development | 4,223 | 17.9 | 24,581 | 46.9 | (82.8) |
| Total commercial participations | $ 23,588 | 100.0% | $ 52,356 | 100.0% | (54.9)% |

| | December 31, 2010 | | December 31, 2009 | | |
|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | % Change |
| | (Dollars in thousands) | | | | |
| Illinois | $ 4,978 | 21.1% | $ 21,955 | 41.9% | (77.3)% |
| Indiana | 5,776 | 24.5 | 13,149 | 25.1 | (56.1) |
| Ohio | 7,330 | 31.1 | 9,280 | 17.7 | (21.0) |
| Florida | 1,843 | 7.8 | 3,303 | 6.4 | (44.2) |
| Colorado | 2,078 | 8.8 | 2,515 | 4.8 | (17.4) |
| Texas | 1,583 | 6.7 | 1,661 | 3.2 | (4.7) |
| New York | — | — | 493 | .9 | (100.0) |
| Total commercial participations | $ 23,588 | 100.0% | $ 52,356 | 100.0% | (54.9)% |

During 2010, we sold $5.6 million of conforming one-to-four family mortgage loans held-for-sale. We retained the servicing rights and recorded a gain on the sale of $160,000.

During 2008, we revised our classification of commercial real estate loans to provide a better understanding of the types of commercial real estate loans within our loan portfolio. The method of presentation identifies commercial real estate loans that are owner occupied, non-owner occupied, and multifamily loans. Loans to owner occupied businesses are generally engaged in manufacturing, sales, and/or services. We believe that these loans have a lower risk profile than non-owner occupied commercial real estate loans since they are primarily dependent on the borrower's business-generated cash flows for repayment, not on the conversion of real estate that may be pledged as collateral. Loans related to rental income-producing properties, properties intended to be sold, and properties collateralizing hospitality loans will continue to be classified as commercial real estate – non-owner occupied loans. Loans related to residential rental properties such as apartment complexes are now classified as commercial real estate loans – multifamily. Completing these changes in presentation involved a loan-by-loan review of our commercial real estate loans. The presentation methodology was implemented as of December 31, 2007 and prospectively, as it was impractical to apply it to data from 2006. The classification of construction and land development and one-to-four family residential loans was also reviewed resulting in a reclassification of all one-to-four family construction and lot loans as retail construction loans within the retail loan category since these loans are typically loans on single lots for the construction of the borrower's primary residence. These loans were previously identified in commercial construction and land development.

**Loan Concentrations**

Our lending activities are exposed to varying risks with concentrations of credit. Concentrations of credit include significant lending activities in specific geographic areas and large extensions of credit to individual borrowers. Our loan portfolio consists of loans secured by real estate within its market area. At December 31, 2010 and 2009, loans representing 49.0% and 50.0%, respectively, of our total loans receivable were secured by real estate located in the state of Indiana and 34.5% and 33.2%, respectively, were secured by real estate located in the state of Illinois. At December 31, 2010, we also had a concentration of loans secured by office and/or warehouse buildings totaling $207.3 million or 28.3% of our total loan portfolio. Loans secured by these types of collateral involve higher principal amounts. The repayment of these loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate market or in the economy.

## Contractual Principal Repayments and Interest Rates

The following table sets forth the contractual final maturities of our commercial loans at December 31, 2010, as well as the dollar amount of loans scheduled to mature after one year. Demand loans and loans having no scheduled repayments and no stated maturity are reported as due in one year or less. This table is not indicative of the timing of expected repayments on these loans.

| | Total at December 31, 2010 (1) | Principal Repayments Contractually Due 1 year or less | After 1 thru 5 years | After 5 years | Total Due After 1 Year |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Commercial loans: | | | | | |
| Commercial and industrial | $ 74,940 | $ 37,706 | $ 30,115 | $ 7,119 | $ 37,234 |
| Commercial real estate – owner occupied | 99,435 | 11,226 | 52,823 | 35,386 | 88,209 |
| Commercial real estate – non-owner occupied | 191,998 | 44,094 | 115,360 | 32,544 | 147,904 |
| Commercial real estate – multifamily | 72,080 | 11,331 | 22,186 | 38,563 | 60,749 |
| Commercial construction and land development | 24,310 | 18,495 | 5,454 | 361 | 5,815 |
| Commercial participations | 23,594 | 11,016 | 10,937 | 1,641 | 12,578 |
| Total commercial loans | $ 486,357 | $ 133,868 | $ 236,875 | $ 115,614 | $ 352,489 |

(1) Gross loans receivable does not include deferred fees and costs of $178,000 as of December 31, 2010.

(2) Of the $352.5 million of loan principal repayments contractually due after December 31, 2011, $171.3 million have fixed interest rates and $181.2 million have variable interest rates which reprice from one month up to five years.

The average life of loans is substantially less than their contractual terms because of prepayments. The average life of mortgage loans tends to increase when current market rates of interest for mortgage loans are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are higher than current market rates as borrowers refinance adjustable-rate and fixed-rate loans at lower rates. Under the latter circumstance, the yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

## INVESTMENT SECURITIES

We manage our investment securities portfolio to adjust balance sheet interest rate sensitivity to help insulate net interest income against the impact of changes in market interest rates, to maximize the return on invested funds within acceptable risk guidelines, and to meet pledging and liquidity requirements.

We adjust the size and composition of our investment securities portfolio according to a number of factors including expected loan and deposit growth, the interest rate environment, and projected liquidity. The amortized cost of investment securities available-for-sale with their par and fair values were as follows for the dates indicated:

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| | Par Value | Amortized Cost | Fair Value | Par Value | Amortized Cost | Fair Value | Par Value | Amortized Cost | Fair Value |
| | (Dollars in thousands) | | | | | | | | |
| Investment securities available-for-sale: | | | | | | | | | |
| U.S. Treasury securities | $ 15,000 | $ 14,975 | $ 14,819 | $ — | $ — | $ — | $ — | $ — | $ — |
| Government sponsored entity (*GSE*) securities | 30,800 | 30,717 | 31,020 | 40,450 | 40,374 | 41,457 | 98,400 | 97,987 | 102,345 |
| Corporate bonds | 4,000 | 3,629 | 3,586 | — | — | — | — | — | — |
| Collateralized mortgage obligations | 62,512 | 59,037 | 60,755 | 67,307 | 66,413 | 66,768 | 78,276 | 76,506 | 75,543 |
| Commercial mortgage-backed securities | 66,282 | 67,052 | 68,698 | 49,722 | 49,210 | 50,522 | 40,511 | 39,669 | 38,393 |
| Mortgage-backed securities | — | — | — | 9,527 | 9,426 | 9,835 | 10,881 | 10,774 | 10,856 |
| Pooled trust preferred securities | 29,409 | 26,473 | 18,125 | 30,223 | 27,093 | 20,012 | 30,966 | 27,668 | 24,133 |
| GSE preferred stock | 5,837 | — | 98 | 5,837 | — | 187 | 5,837 | — | — |
| | $ 213,840 | $ 201,883 | $ 197,101 | $ 203,066 | $ 192,516 | $ 188,781 | $ 264,871 | $ 252,604 | $ 251,270 |

At December 31, 2010, we had asset-backed investment securities with an amortized cost of $10.3 million and state and municipal investment securities with an amortized cost of $6.9 million that were classified as held-to-maturity. At December 31, 2009, our held-to-maturity investment securities consisted of state and municipal investment securities with an amortized cost of $5.0 million. The gross unrealized holding gains on the held-to-maturity investment securities totaled $232,000 and $179,000, at December 31, 2010 and 2009, respectively. At December 31, 2010, the held-to-maturity investment securities have gross unrealized losses of $7,000.

At December 31, 2010, the amortized cost of our collateralized mortgage obligation portfolio totaled $59.0 million with 96% of the portfolio comprised of AA-rated or higher investment securities. The composition of this portfolio includes $12.9 million backed by Ginnie Mae, Fannie Mae, or Freddie Mac. Of the collateralized mortgage obligation portfolio, $46.1 million are non-agency securities and mainly backed by conventional residential mortgages with 15-year, fixed-rate, prime loans originated prior to 2005; low historical delinquencies; weighted-average credit scores in excess of 725; and loan-to-values under 50%. One $2.0 million bond was downgraded in 2009 and now has two non-investment grade ratings. This bond was AAA-rated when we purchased it at a 7.9% discount and was at an unrealized gain during the fourth quarter of 2010. One $61,000 bond was downgraded in 2009 and now has two non-investment grade ratings. This bond was AAA-rated when purchased, and is currently insured by MBIA.

Our commercial mortgage-backed investment securities portfolio consists mainly of short-term, senior tranches of seasoned issues with extensive subordination and limited balloon risk. All bonds are AAA-rated. We stress test all bonds in this sector on a monthly basis. Of this portfolio, 100% of the bonds can withstand a minimum annual default rate of 50% with recoveries of 50 cents on the dollar and not experience any losses. Bonds totaling $708,000 of the commercial mortgage-backed investment securities portfolio have collateral that has been completely replaced with U.S. Treasury obligations.

At December 31, 2010, our investment in pooled trust preferred investment securities consisted of "Super Senior" securities backed by senior securities issued mainly by bank and thrift holding companies. Due to the structure of the securities, as deferrals and defaults on the underlying collateral increase, cash flows are increasingly diverted from mezzanine and subordinate tranches to pay down principal on the "Super Senior" tranches. In management's belief, the decline in value is primarily attributable to macroeconomic conditions affecting liquidity of these securities and record-low interest rates and not necessarily the expected cash flows of the individual securities. The fair value of these securities is expected to recover as the economy recovers, as interest rates rise, and as the performance of the underlying collateral improves.

All of our pooled trust preferred investment securities were AAA-rated when they were purchased at discounts in excess of 10%. In 2009, the market for pooled trust preferred investment securities was severely impacted by the credit crisis leading to increased deferrals and defaults. Ratings were negatively affected in 2009 and all of these securities in our portfolio have at least one rating below investment grade. Updated ratings for one tranche with an amortized cost of $7.6 million currently holds both an A and a CCC- rating. The market for pooled trust preferred securities is currently inactive. As such, we may have to hold these securities for an extended period of time, which we have the ability and intent to do.

We utilize extensive external and internal analysis on our pooled trust preferred holdings. Stress tests are performed on all underlying issuers in the pools to project probabilities of deferral or default. Although only a portion of deferring collateral may eventually default, management's internal stress testing utilizes immediate defaults for all deferring collateral. Any collateral that management believes may be at risk for deferring, based upon our review of the underlying banks' and thrift holding companies' most recent financial and regulatory information, is assumed to default immediately. Internal stress testing also assumes no recoveries on defaulted collateral. All external and internal stress testing currently projects no loss of principal or interest on any of our holdings. If certain coverage tests are not met, interest is diverted from subordinate classes to pay down principal on the "Super Senior" tranche. Principal paydown rates increased in the fourth quarter as underlying issuers paid off their obligations and as previously deferring issuers resumed payments and repaid past due interest or "cured." Due to the structure of the securities, as deferrals and defaults on the underlying collateral increase, cash flows are increasingly diverted from mezzanine and subordinate tranches to pay down principal on the "Super Senior" tranches. During the fourth quarter, the level of collateral backing the pools deemed by us to be at risk decreased on improving financials, large capital raises, acquisitions, and cures by previously deferring issuers. Based on the increasing pace of and success of capital raises by underlying issuers and confirmed acquisitions of underlying issuers, we believe the pace of cures may continue to accelerate in the near term. Past defaults on underlying collateral ensure cash flows will continue to be diverted to our "Super Senior" tranches to pay down principal for several years. Recent law changes enacted in the Dodd Frank Act affect the capital treatment of pooled trust preferred securities. Offering circulars outline the underlying issuer's ability to prepay their issues if such a capital treatment event occurs. While we believe the opportunity exists for underlying issuers to prepay their trust preferred securities, we believe any such activity will be limited. Four of the five pools that we have investments in are failing certain coverage tests that are designed to protect the holders of the "Super Senior" tranches. As such, the proceeds of any early redemptions, successful tenders, or cures, will be used to further pay down principal in the "Super Senior" tranches of these four pools.

Current pricing for floating-rate trust preferred securities has been negatively affected by record low rates on three-month Libor and a near-record steepness of the yield curve. Floating-rate trust preferred security prices have historically been weakest when three-month Libor is low and the yield curve is steep. Prices for floating-rate trust preferred securities have historically been at their strongest when three-month Libor is high and the yield curve is flat or inverted. Three-month Libor was at 0.303% at December 31, 2010 and the difference in the yield of the two-year treasury compared to the ten-year treasury was 270 basis points at December 31, 2010. While the market remains illiquid, general pricing indications from multiple dealers suggest liquidation levels in excess of currently reported fair values.

We measure fair value according to ASC 820-10, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as our internal information. ASC 820-10 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 – Unadjusted quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth our financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis during the dates indicated.

| | Fair Value Measurements at December 31, 2010 | | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (Dollars in thousands) | | | |
| Investment securities available-for-sale: | | | | |
| U.S. Treasury securities | $ 14,819 | $ — | $ 14,819 | $ — |
| Government sponsored entity (GSE) securities | 31,020 | — | 31,020 | — |
| Corporate bonds | 3,586 | — | 3,586 | — |
| Collateralized mortgage obligations | 60,755 | — | 60,755 | — |
| Commercial mortgage-backed securities | 68,698 | — | 68,698 | — |
| Pooled trust preferred securities | 18,125 | — | — | 18,125 |
| GSE preferred stock | 98 | 98 | — | — |

Investment securities available-for-sale are measured at fair value on a recurring basis. Level 2 investment securities are valued by a third-party pricing service commonly used in the banking industry utilizing observable inputs. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of investment securities with similar characteristics and, because many fixed-income investment securities do not trade on a daily basis, apply available information through processes such as benchmark yield curves, benchmarking of like investment securities, sector groupings, and matrix pricing. In addition, model processes, such as an option adjusted spread model, are used to develop prepayment and interest rate scenarios for investment securities with prepayment features.

Level 3 models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rate assumptions, estimations of prepayment characteristics, and implied volatilities.

We determined that Level 3 pricing models should be utilized for valuing our investments in pooled trust preferred investment securities. The markets for these investment securities at December 31, 2010 were not active. Given the limited number of observable transactions in the secondary market and the absence of a new issue market, management determined an income valuation approach (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be more representative of fair value than the market approach valuation technique.

For our Level 3 pricing model, we used externally produced fair values provided by a third-party and compared them to other external pricing sources. Other external sources provided similar prices, both higher and lower, than what we used. The external model uses deferral and default probabilities for underlying issuers, estimated deferral periods, and recovery rates on defaults.

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying consolidated statements of condition using Level 3 inputs for the years indicated:

| | Investment securities available-for-sale | |
|---|---|---|
| | **2010** | **2009** |
| | (Dollars in thousands) | |
| Beginning balance | $ 20,012 | $ 24,133 |
| Total realized and unrealized gains and losses: | | |
| Included in accumulated other comprehensive income (loss) | (1,267) | (3,546) |
| Principal repayments | (620) | (575) |
| Ending balance | $ 18,125 | $ 20,012 |

We evaluate all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in ASC 321-10, *Investments – Debt and Equity Securities*. Current accounting guidance generally provides that if a marketable investment security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the investment security must assess whether the impairment is other-than-temporary.

The unrealized losses on pooled trust preferred investment securities have not been recognized in income because management does not have the intent to sell these securities and has the ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value. We may, from time to time, dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time. The Company concluded that the unrealized losses that existed at December 31, 2010 did not constitute other-than-temporary impairments.

The following table sets forth certain information regarding the maturities and weighted-average yield of investment securities as of December 31, 2010. The amounts and yields listed in the table are based on amortized cost.

| | U.S. Treasury Securities | | GSE Securities | | Corporate Bonds (1) | | Collateralized Mortgage Obligations (2) | | Commercial Mortgage-Backed Securities (3) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| | (Dollars in thousands) | | | | | | | | | |
| Maturities: | | | | | | | | | | |
| Less than 1 year | $ — | —% | $ 6,000 | 5.13% | $ — | —% | $ 12,291 | 5.59% | $ 11,303 | 5.70% |
| 1 to less than 5 years | 14,975 | 1.35 | 24,717 | 2.25 | — | — | 33,465 | 5.66 | 54,083 | 4.52 |
| 5 to less than 10 years | — | — | — | — | 3,629 | 2.11 | 13,281 | 3.72 | 1,666 | 4.13 |
| 10 years and over | — | — | — | — | — | — | — | — | — | — |
| Total investment securities | $ 14,975 | 1.35% | $ 30,717 | 2.81% | $ 3,629 | 2.11% | $ 59,037 | 5.21% | $ 67,052 | 4.71% |
| Average months to maturity | 47.5 | | 41.1 | | 71.0 | | 35.1 | | 23.9 | |

| | Trust Preferred Securities (4) | | Asset Backed Securities (5) (6) | | State and Municipal Securities (6) | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| | (Dollars in thousands) | | | | | | | |
| Maturities: | | | | | | | | |
| Less than 1 year | $ — | —% | $ — | —% | $ 2,970 | 2.63% | $ 32,564 | 5.27% |
| 1 to less than 5 years | — | — | 10,261 | 5.21 | 3,970 | 1.95 | 141,471 | 4.04 |
| 5 to less than 10 years | — | — | — | — | — | — | 18,576 | 3.44 |
| 10 years and over | 26,473 | 1.65 | — | — | — | — | 26,473 | 1.65 |
| Total investment securities | $ 26,473 | 1.65% | $ 10,261 | 5.21% | $ 6,940 | 2.24% | $ 219,084 | 3.88% |
| Average months to maturity | 232.3 | | 31.6 | | 20.9 | | 57.2 | |

(1) Our corporate bond portfolio contains a single floating-rate note.

(2) Our collateralized mortgage obligations are amortizing in nature. As such, the maturities presented in the table for these investment securities are based on historical and estimated prepayment rates for the underlying mortgage collateral and were calculated using prepayment speeds based on the trailing three-month CPR (*Constant Prepayment Rate*). The estimated average lives may differ from actual principal cash flows since cash flows include scheduled principal amortization and prepayments.

(3) Our commercial mortgage-backed investment securities are amortizing in nature. As such, the maturities presented in the table for these investment securities are based on contractual payment assumptions for the underlying collateral and were calculated using no prepayment speed.

(4) Our pooled trust preferred investment securities have floating rates. The projected yields are calculated to the contractual maturity and are based on the coupon rates at December 31, 2010 and fourth quarter of 2010 actual prepayment rates.

(5) Our asset backed investment securities are amortizing in nature. As such, the maturities presented in the table are based on the estimated prepayment rates for the underlying collateral.

(6) Our asset backed and our state and municipal investment securities are classified as held-to-maturity.

## DEPOSITS

The following table sets forth the dollar amount of deposits and the percentage of total deposits in each deposit category offered at the dates indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| Deposits: | | | | | | |
| Non-interest bearing checking accounts | $ 90,220 | 9.6% | $ 89,261 | 10.5% | $ 63,484 | 7.7% |
| Interest-bearing checking accounts | 132,893 | 14.0 | 106,013 | 12.5 | 96,070 | 11.7 |
| Money market accounts | 158,259 | 16.7 | 136,411 | 16.0 | 134,997 | 16.4 |
| Savings accounts | 121,504 | 12.9 | 113,865 | 13.4 | 114,633 | 13.9 |
| Subtotal core deposits | 502,876 | 53.2 | 445,550 | 52.4 | 409,184 | 49.7 |
| Certificates of deposit | 402,302 | 42.5 | 354,401 | 41.7 | 356,227 | 43.2 |
| Non-municipal deposits | 905,178 | 95.7 | 799,951 | 94.1 | 765,411 | 92.9 |
| Municipal core deposits | 36,457 | 3.9 | 38,993 | 4.6 | 39,221 | 4.7 |
| Municipal certificates of deposit. | 4,249 | .4 | 10,814 | 1.3 | 19,465 | 2.4 |
| Municipal deposits | 40,706 | 4.3 | 49,807 | 5.9 | 58,686 | 7.1 |
| Total deposits | $ 945,884 | 100.0% | $ 849,758 | 100.0% | $ 824,097 | 100.0% |

Our ongoing implementation of high performance sales training; increased community involvement; increased partner calling between our business, cash management, and retail teams; and enhanced brand recognition continues to produce favorable deposit gathering results. Total deposits increased $96.1 million, or 11.3%, to $945.9 million at December 31, 2010 from $849.8 million at December 31, 2009 resulting from a $57.3 million, or 12.9%, million increase in non-municipal core deposits and a $47.9 million, or 13.5%, increase in non-municipal certificates of deposit. The increase in non-municipal core deposits included increases of $26.9 million in interest-bearing checking accounts primarily related to a significant new deposit relationship with a trust company. The increase in our core deposits strengthened our balance sheet and enhanced our liquidity by allowing us to reduce higher cost FHLB advances. As previously discussed, increased core deposits are reflective of our continuing success in deepening our client relationships, one of our core Strategic Plan objectives. The increase in non-municipal certificates of deposit from December 31, 2009 is primarily related to a successful relationship-based marketing effort for these products.

While we maintain strong relationships with our municipal clients, and municipal deposits continue to comprise an important funding source, the current recession's impact on municipalities and other government-related entities has resulted in lower municipal deposit levels.

As of December 31, 2010, the aggregate amount of outstanding certificates of deposit was $406.6 million. The following table presents the maturity of these time certificates of deposit.

| | December 31, 2010 |
|---|---|
| | (Dollars in thousands) |
| 3 months or less | $ 76,570 |
| Over 3 months through 6 months | 114,696 |
| Over 6 months through 12 months | 119,259 |
| Over 12 months through 36 months | 72,928 |
| Over 36 months | 23,098 |
| | $ 406,551 |

In addition, we offer a repurchase sweep agreement (*Repo Sweep*) account which allows public entities and other business depositors to earn interest with respect to checking and savings deposit products offered. The depositor's excess funds are swept from a deposit account and are used to purchase an interest in investment securities that we own. The swept funds are not recorded as deposits and instead are classified as other short-term borrowed funds which generally provide a lower-cost funding alternative as compared to FHLB advances. At December 31, 2010, we had $13.4 million in Repo Sweeps compared to $15.7 million at December 31, 2009. The Repo Sweeps are included in the borrowed funds table and are treated as financings, and the obligations to repurchase investment securities sold are reflected as short-term borrowed funds. The investment securities underlying these Repo Sweeps continue to be reflected as assets.

## BORROWED FUNDS

Borrowed funds consisted of the following at the dates indicated:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Amount | Weighted-Average Contractual Rate | Amount | Weighted-Average Contractual Rate |
| | (Dollars in thousands) | | | |
| Repo Sweeps | $ 13,352 | .50% | $ 15,659 | .50% |
| Federal Reserve Bank discount window | — | — | 8,640 | .50 |
| FHLB of Indianapolis advances | 40,198 | 3.79 | 87,509 | 2.53 |
| Total borrowed funds | $ 53,550 | 2.97 | $ 111,808 | 2.09 |

During 2010, we chose to utilize excess liquidity generated from strong deposit growth to repay maturing FHLB advances.

## ASSET QUALITY AND ALLOWANCE FOR LOAN LOSSES

### General

All of our assets are subject to review under our classification system. See discussion on "Potential Problem Assets" below. Impaired loans are reviewed quarterly by our Asset Management Committee. The Loan Committee and the Board of Directors reviews our classified assets (including impaired loans) on a quarterly basis. When a borrower fails to make a required loan payment, we attempt to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made prior to 30 days after a payment is due. Late charges are generally assessed after 15 days with additional efforts being made to collect the past due payments. While we generally prefer to work with borrowers to resolve delinquency problems, when the account becomes 90 days delinquent, we may initiate foreclosure or other proceedings, as deemed necessary, to minimize any potential loss.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on non-performing loans is accounted for by using the cost-recovery basis for commercial loans and the cash-basis for retail loans until qualifying for return to accrual. We generally do not accrue interest on loans past due 90 days or more.

Real estate acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans identified as in-substance foreclosures are classified as other real estate owned until sold. A loan is classified as an in-substance foreclosure when we take possession of the collateral regardless of whether formal foreclosure proceedings have taken place. Other real estate owned is initially recorded at net realizable values, with any resulting write-down charged to the allowance for loan losses. Valuations are periodically performed by management, with any subsequent declines in estimated fair value charged to expense. After acquisition, all costs incurred in maintaining the property are expensed, and costs incurred for the improvement or development of the property are capitalized up to the extent of its net realizable value.

## Non-Performing Assets

The following table provides information relating to our non-performing assets at the dates presented.

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 (1) | 2006 |
| | (Dollars in thousands) | | | | |
| Non-performing loans: | | | | | |
| Commercial loans: | | | | | |
| Commercial and industrial | $ 228 | $ 1,399 | $ 2,551 | $ 281 | $ 455 |
| Commercial real estate – owner occupied | 9,119 | 3,627 | 4,141 | 5,871 | — |
| Commercial real estate – non-owner occupied | 21,512 | 11,945 | 11,983 | 3,506 | 15,863 |
| Commercial real estate – multifamily | 1,071 | 623 | 342 | 229 | — |
| Commercial construction and land development | 9,183 | 9,488 | 9,455 | 3,388 | 3,455 |
| Commercial participations (2) | 9,499 | 26,729 | 21,327 | 12,572 | 3,737 |
| Total commercial loans | 50,612 | 53,811 | 49,799 | 25,847 | 23,510 |
| Retail loans: | | | | | |
| One-to-four family residential | 2,955 | 4,519 | 3,048 | 2,706 | 3,177 |
| Home equity lines of credit | 718 | 393 | 1,570 | 749 | 772 |
| Retail construction | 203 | 279 | 279 | 279 | — |
| Other | 4 | 7 | 5 | 19 | 58 |
| Total retail loans | 3,880 | 5,198 | 4,902 | 3,753 | 4,007 |
| Total non-performing loans | 54,492 | 59,009 | 54,701 | 29,600 | 27,517 |
| Other real estate owned, net | 22,324 | 9,242 | 3,242 | 1,162 | 321 |
| Total non-performing assets | 76,816 | 68,251 | 57,943 | 30,762 | 27,838 |
| 90 days past due loans still accruing interest | 2,469 | 640 | 605 | — | — |
| Total non-performing assets plus 90 days past due loans still accruing interest | $ 79,285 | $ 68,891 | $ 58,548 | $ 30,762 | $ 27,838 |
| Non-performing assets to total assets | 6.85% | 6.31% | 5.16% | 2.67% | 2.22% |
| Non-performing loans to total loans | 7.44 | 7.74 | 7.29 | 3.73 | 3.43 |

(1) At December 31, 2007, we segmented our commercial real estate portfolio into owner occupied, non-owner occupied, and multifamily loans. The methodology was implemented only as of December 31, 2007 and prospectively, as it was impractical to apply it to data from 2006. See further discussion in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

(2) At December 31, 2010, the Bank reclassified its commercial participations purchased out of the other commercial loan categories. The methodology was implemented for each of the five years ended December 31, 2010. See further discussion in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Total non-performing loans decreased $4.5 million to $54.5 million at December 31, 2010 from $59.0 million at December 31, 2009. The ratio of non-performing loans to total loans decreased to 7.44% compared to December 31, 2009 primarily due to the decrease in non-performing loans. The decrease in non-performing loans during 2010 was due to the transfer of $17.3 million of loans to other real estate owned, the transfer to accruing status of $2.7 million of one-to-four family residential loans that were brought current, repayments totaling $4.5 million, and charge-offs as follows:

- $2.3 million on a non-owner occupied commercial real estate participation relationship;
- $1.0 million on commercial construction and land development participation relationships;
- $848,000 on commercial and industrial relationships;
- $797,000 on non-owner occupied commercial real estate relationships;
- $773,000 on various one-to-four family residential loans; and
- $310,000 on various HELOC loans.

The above decreases to non-performing loans were partially offset by the transfer to non-accrual status of:

- owner occupied commercial real estate loans totaling $6.0 million;
- non-owner occupied commercial real estate loans totaling $13.1 million;
- multifamily loans totaling $1.2 million;

- commercial construction and land development loans totaling $1.1 million;
- a commercial participation construction and land development loan totaling $2.6 million; and
- one-to-four family residential loans totaling $3.0 million.

Non-performing assets increased to $76.8 million at December 31, 2010 from $68.3 million at December 31, 2009 as a result of the transfer of non-performing loans to other real estate owned during 2010. Four commercial construction and land development loans totaling $1.7 million, ten one-to-four family residential loans totaling $496,000, and seven commercial participation loans totaling $14.2 million were transferred at their net realizable value. Subsequent to the transfer, we sold $1.1 million of these other real estate owned properties. During 2010, we also recorded valuation allowances totaling $762,000 which were directly related to the increase in the valuation reserves on our other real estate owned properties caused by the declines in net realizable values.

The following table identifies our other real estate owned properties based on the loan portfolio they originated in:

| | December 31, 2010 | December 31, 2009 | % change |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Commercial real estate – owner occupied | $ 171 | $ — | NM % |
| Commercial real estate – non-owner occupied | 2,595 | 2,819 | (7.9) |
| Commercial real estate – multifamily | 329 | — | NM |
| Commercial construction and land development | 795 | 2,367 | (66.4) |
| Commercial participations: | | | |
| Commercial real estate – non-owner occupied | 2,796 | — | NM |
| Commercial construction and land development | 14,817 | 3,573 | 314.7 |
| One-to-four family residential | 821 | 483 | 70.0 |
| Total other real estate owned | $ 22,324 | $ 9,242 | 141.5 % |

Our non-performing commercial participations are summarized as follows at the dates indicated.

| | December 31, 2010 | December 31, 2009 | % change |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Commercial real estate – non-owner occupied | $ 5,302 | $ 10,158 | (47.8)% |
| Commercial construction and land development | 4,197 | 16,571 | (74.7) |
| Total non-performing commercial participations | $ 9,499 | $ 26,729 | (64.5)% |
| Percentage of total non-performing loans | 17.4% | 45.3% | |
| Percentage of total commercial participations | 40.3 | 51.0 | |

The following table summarizes our non-performing commercial participations by state at the dates indicated.

| | December 31, 2010 | December 31, 2009 | % change |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Illinois | $ 2,354 | $ 10,659 | (77.9)% |
| Indiana | 5,302 | 12,767 | (58.5) |
| Florida | 1,843 | 3,303 | (44.2) |
| Total non-performing commercial participations | $ 9,499 | $ 26,729 | (64.5)% |

We continue to explore ways to reduce our overall exposure in these non-performing loans through various alternatives, including the potential sale of certain of these non-performing assets. Any future impact to the allowance for loan losses in the event of such sales or other similar actions cannot be reasonably determined at this time.

The interest income that would have been recorded during 2010, if all of our non-performing loans at the end of the year had been current in accordance with their terms during the year, was $3.1 million. The actual amount of interest recorded as income (on a cash basis) on these loans during the year totaled $68,000.

The disclosure with respect to impaired loans is contained in "Note 3. Loans Receivable" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

### Potential Problem Assets

Federal regulations require that each insured institution maintain an internal classification system as a means of reporting problem and potential problem assets. Furthermore, in connection with examinations of insured institutions, federal examiners have the authority to identify problem assets and, if appropriate, classify them. There are three adverse classifications for problem assets:

- *Substandard* assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected.
- *Doubtful* assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values questionable, and there is a high probability of loss.
- *Loss* assets are considered uncollectible and of such little value that continuance as an asset of the institution is not warranted and the asset is charged-off.

Federal examiners have designated another category as "special mention" for assets which have some identified weaknesses but do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.

Our potential problem assets are defined as loans classified as substandard, doubtful, or loss pursuant to our internal loan grading system that do not meet the definition of a non-performing asset. These assets are identified as potential problem assets due to the borrowers' financial operations or financial condition which caused management to question the borrowers' future ability to comply with their contractual repayment terms. Management's decision to include performing loans in potential problem assets does not necessarily mean that it expects losses to occur but that it recognizes potential problem assets carry a higher probability of default. Potential problem assets totaled $926,000 at December 31, 2010 and $5.6 million at December 31, 2009. The decrease is primarily due to the payoff of a $2.6 million commercial participation loan that was previously considered substandard and a $1.6 million transfer to special mention of an owner occupied commercial real estate loan that was previously considered substandard.

### Allowance for Loan Losses

We maintain our allowance for loan losses at a level that we believe is sufficient to absorb credit losses inherent in the loan portfolio. Our allowance for loan losses represents our estimate of probable incurred losses existing in our loan portfolio that are both probable and reasonable to estimate at each statement of condition date and is based on our review of available and relevant information. Our quarterly evaluation of the adequacy of the allowance is based in part on historical charge-offs and recoveries; levels of and trends in delinquencies; impaired loans and other classified loans; concentrations of credit within the commercial loan portfolio; volume and type of lending; and current and anticipated economic conditions. In addition, we consider expected losses resulting in specific credit allocations for individual loans not considered above. Our analysis of each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the amount and timing of future cash flows and collateral values.

Loan losses are charged off against the allowance for loan losses when we believe that the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value. Recoveries of amounts previously charged off are credited to the allowance. We assess the adequacy of the allowance on a quarterly basis with adjustments made by recording a provision for loan losses in an amount sufficient to maintain the allowance at a level we deem appropriate. While we believe the allowance was adequate at December 31, 2010, it is possible that further deterioration in the economy, declines in value of collateral securing loans, or requirements of regulatory agencies may require us to make future provisions to the allowance. See further analysis in the "Critical Accounting Policies" previously discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as "Note 1. Summary of Significant Accounting Policies" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

The following table sets forth the activity in the allowance for loan losses during the periods indicated:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 (1) | 2006 |
| | (Dollars in thousands) | | | | |
| Allowance at beginning of period | $ 19,461 | $ 15,558 | $ 8,026 | $ 11,184 | $ 12,939 |
| Provision | 3,877 | 12,588 | 26,296 | 2,328 | 1,309 |
| Charge-offs: | | | | | |
| Commercial loans: | | | | | |
| Commercial and industrial | (848) | (1,313) | (74) | (200) | (241) |
| Commercial real estate – owner occupied | (82) | (53) | (1,699) | — | — |
| Commercial real estate – non-owner occupied | (797) | (1,699) | (3,054) | (4,260) | (1,962) |
| Commercial real estate – multifamily | (85) | (61) | — | — | — |
| Commercial construction and land development | (1) | (461) | (3,605) | — | — |
| Commercial participations (2) | (3,378) | (2,848) | (9,650) | (807) | (1,025) |
| Total commercial loans | (5,191) | (6,435) | (18,082) | (5,267) | (3,228) |
| Retail loans: | | | | | |
| One-to-four family residential | (773) | (271) | (376) | (1) | (109) |
| Home equity lines of credit | (310) | (2,156) | (243) | (208) | (80) |
| Other | (111) | (108) | (197) | (200) | (211) |
| Total retail loans | (1,194) | (2,535) | (816) | (409) | (400) |
| Total charge-offs | (6,385) | (8,970) | (18,898) | (5,676) | (3,628) |
| Recoveries: | | | | | |
| Commercial loans: | | | | | |
| Commercial and industrial | 9 | 121 | 5 | 3 | 29 |
| Commercial real estate – owner occupied | 1 | 80 | — | — | — |
| Commercial real estate – non-owner occupied | 19 | 40 | 14 | 102 | 317 |
| Commercial real estate – multifamily | 17 | — | — | — | — |
| Commercial construction and land development | 82 | 13 | 61 | 18 | 43 |
| Commercial participations | 30 | — | 5 | 6 | 82 |
| Total commercial loans | 158 | 254 | 85 | 129 | 471 |
| Retail loans: | | | | | |
| One-to-four family residential | 17 | 2 | 1 | — | 18 |
| Home equity lines of credit | 22 | 6 | 5 | 14 | 12 |
| Other | 29 | 23 | 43 | 47 | 63 |
| Total retail loans | 68 | 31 | 49 | 61 | 93 |
| Total recoveries | 226 | 285 | 134 | 190 | 564 |
| Net loans charged-off to allowance for loan losses | (6,159) | (8,685) | (18,764) | (5,486) | (3,064) |
| Allowance at end of period | $ 17,179 | $ 19,461 | $ 15,558 | $ 8,026 | $ 11,184 |
| Allowance for loan losses to total non-performing loans at end of period | 31.53% | 32.98% | 28.44% | 27.11% | 40.64% |
| Allowance for loan losses to total loans at end of period | 2.34 | 2.55 | 2.07 | 1.01 | 1.39 |
| Ratio of net loans charged-off to average loans outstanding for the period | .82 | 1.15 | 2.49 | .68 | .36 |

---

(1) At December 31, 2007, the Bank segmented its commercial real estate portfolio into owner occupied, non-owner occupied, and multifamily loans. The methodology was implemented only as of December 31, 2007 and prospectively, as it was impractical to apply it to data from 2006. See further discussion in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

(2) At December 31, 2010, the Bank reclassified its commercial participations purchased out of the other commercial loan categories. The methodology was implemented for each of the five years ended December 31, 2010. See further discussion in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Our allowance for loan losses was $17.2 million at December 31, 2010 compared to $19.5 million at December 31, 2009. The ratio of the allowance to total loans decreased to 2.34% at December 31, 2010 compared to 2.55% at December 31, 2009 primarily as a result of a partial charge-off during 2010 totaling $2.3 million that was established as a specific reserve in the same amount during 2009. The provision for loan losses decreased to $3.9 million in 2010 from $12.6 million in 2009. Net charge-offs for 2010 totaled $6.2 million, or .82% of average loans outstanding, compared to $8.7 million, or 1.15% of average loans outstanding, for 2009. Net charge-offs for 2010, exclusive of the previously established $2.3 million specific reserve were $3.9 million, or .52% of average loans outstanding.

Our provision for loan losses and our net charge-offs decreased during 2010 when compared to 2009. In 2009, we experienced a higher level of charge-offs related to collateral valuations on collateral-dependent non-performing loans. In addition, we increased our general reserves in 2009 as a result of deteriorating market conditions, overall declines in collateral values, and a lack of activity in residential housing and land development.

Charge-offs for commercial participation loans totaled $3.4 million, of which $2.3 million was previously identified in 2009 as a specific reserve. These charge-offs included five partial and two full charge-offs relating to commercial construction and land development, non-owner occupied commercial real estate, and commercial and industrial participations purchased. At December 31, 2009, prior to the charge-offs, these relationships totaled $10.6 million in the aggregate. During 2010, we transferred three of these loans totaling $4.6 million to other real estate owned at their net realizable value.

Charge-offs for one-to-four family residential increased during 2010 to $773,000 primarily as a result of the current economic conditions combined with decreasing collateral values.

When we evaluate a non-performing collateral-dependent loan and identify a collateral shortfall, we will charge-off the collateral shortfall. As a result, we are not required to maintain an allowance for loan losses on these loans as the loan balance has already been written down to its net realizable value (fair value less estimated costs to sell the collateral). As such, the ratio of the allowance for loan losses to total loans, the reserve ratio, and the ratio of the allowance for loan losses to non-performing loans (the coverage ratio) have been affected by partial charge-offs of $7.7 million on $14.8 million of collateral-dependent non-performing loans through December 31, 2010 and impairment reserves totaling $8.4 million on other non-collateral dependent non-performing loans at December 31, 2010.

**Allocation of the Allowance for Loan Losses**

We allocate our allowance for loan losses by loan category. Various percentages are assigned to the loan categories based on their historical loss factors. These historical loss factors are adjusted for various qualitative factors including trends in delinquencies and impaired loans; charge-offs and recoveries; volume and terms of loans; underwriting practices; lending management and staff; economic trends and conditions; industry conditions; and credit concentrations. The allocation of the allowance for loan losses is reviewed and approved by our Asset Management Committee.

Prior to December 31, 2010, we allocated our allowance for loan losses by loan type. In conjunction with the required disclosures under Accounting Standards Update No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, we changed our classifications for the allowance on loan losses to correlate to our reported loan categories. As such, the allocation of the allowance for loan losses was reclassified at December 31, 2010 and 2009. It was not practical to reclassify the allocation of the allowance for loan losses for the years ended 2008, 2007, or 2006. The following tables show the allocation of the allowance for loan losses by loan category for 2010 and 2009 and by loan type for 2008, 2007, and 2006:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Allowance Allocation | Allowance as a % of Category | Allowance Allocation | Allowance as a % of Category |
| | (Dollars in thousands) | | | |
| Commercial loans: | | | | |
| Commercial and industrial | $ 1,279 | 7.5% | $ 867 | 4.5% |
| Commercial real estate – owner occupied | 1,090 | 6.4 | 1,589 | 8.2 |
| Commercial real estate – non-owner occupied | 6,906 | 40.2 | 6,584 | 33.8 |
| Commercial real estate – multifamily | 350 | 2.0 | 679 | 3.5 |
| Commercial construction and land development | 188 | 1.1 | 892 | 4.6 |
| Commercial participations | 4,559 | 26.5 | 6,410 | 32.9 |
| Total commercial loans | 14,372 | 83.7 | 17,021 | 87.5 |
| Retail loans: | | | | |
| One-to-four family residential | 1,356 | 7.9 | 1,727 | 8.9 |
| Home equity lines of credit | 1,309 | 7.6 | 531 | 2.7 |
| Retail construction | 7 | NM | 117 | .6 |
| Other | 135 | .8 | 65 | .3 |
| Total retail loans | 2,807 | 16.3 | 2,440 | 12.5 |
| Total allowance loan losses | $ 17,179 | 100.0% | $ 19,461 | 100.0% |

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| | Allowance Allocation | Allowance as a % of Category | Allowance Allocation | Allowance as a % of Category | Allowance Allocation | Allowance as a % of Category |
| | (Dollars in thousands) | | | | | |
| Residential real estate: | | | | | | |
| One-to-four family owner occupied | $ 1,744 | .68% | $ 1,266 | .46% | $ 1,395 | .47% |
| One-to-four family non-owner occupied | 186 | .59 | 127 | .46 | 129 | .47 |
| Multifamily | 611 | 1.52 | 430 | 1.15 | 437 | 1.09 |
| Business/Commercial real estate | 10,894 | 3.75 | 3,944 | 1.33 | 7,437 | 2.53 |
| Business/Commercial non-real estate | 1,241 | 1.97 | 659 | 1.15 | 653 | 1.34 |
| Developed Lots | 352 | .98 | 319 | .62 | 224 | .39 |
| Land | 252 | .58 | 1,069 | 2.12 | 695 | 1.34 |
| Consumer non-real estate | 278 | 4.60 | 212 | 4.35 | 214 | 3.90 |
| Total allowance loan losses | $ 15,558 | | $ 8,026 | | $ 11,184 | |

## LIQUIDITY AND CAPITAL RESOURCES

Liquidity, represented by cash and cash equivalents, is a product of operating, investing, and financing activities. Our primary sources of funds are:

- deposits and Repo Sweeps;
- scheduled payments of amortizing loans and mortgage-backed investment securities;
- prepayments and maturities of outstanding loans and mortgage-backed investment securities;
- maturities of investment securities and other short-term investments;
- funds provided from operations;
- federal funds lines of credit; and
- borrowed funds from the FHLB and FRB.

The Asset/Liability Management Committee is responsible for measuring and monitoring our liquidity profile. We manage our liquidity to ensure stable, reliable, and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals, and investment opportunities. Our general approach to managing liquidity involves preparing a monthly "funding gap" report which forecasts cash inflows and cash outflows over various time horizons and rate scenarios to identify potential cash imbalances. We supplement our funding gap report with the monitoring of several liquidity ratios to assist in identifying any trends that may have an effect on available liquidity in future periods.

During 2010, we developed a formal written contingency funding plan that outlines the process for addressing a liquidity crisis. The plan assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

Scheduled payments from the amortization of loans, maturing investment securities, and short-term investments are relatively predictable sources of funds, while deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competitive rate offerings.

At December 31, 2010, we had cash and cash equivalents of $61.8 million, an increase of 152.8% from $24.4 million at December 31, 2009. The increase was mainly the result of:

- increases in deposit accounts totaling $96.0 million;
- proceeds from sales, maturities, and paydowns of investment securities aggregating $119.1 million; and
- proceeds from FHLB advances totaling $18.0 million.

The above cash inflows were partially offset by:

- purchases of investment securities totaling $135.9 million and
- repayment of FHLB advances totaling $65.3 million.

We use our sources of funds primarily to meet our ongoing commitments, fund loan commitments, fund maturing certificates of deposit and savings withdrawals, and maintain an investment securities portfolio. We anticipate that we will continue to have sufficient funds to meet our current commitments.

Our liquidity needs consist primarily of operating expenses and dividend payments to shareholders. The primary sources of liquidity are cash and cash equivalents and dividends from the Bank. We are prohibited from repurchasing shares and incurring any debt at the parent company without the prior approval of the OTS under our informal regulatory agreement with them.

We are currently prohibited from paying dividends without the prior approval of the OTS pursuant to our informal regulatory agreement with them. During 2010, the Bank did not pay any dividends to the parent company. Absent such restriction, OTS regulations provide various standards under which the Bank may declare and pay dividends to the Company without prior approval. The dividends from the Bank are limited to the extent of the Bank's cumulative earnings for the year plus the net earnings (adjusted by prior distributions) of the prior two calendar years. At December 31, 2010, under current OTS regulations, the Bank has $4.6 million of retained earnings from calendar years ended 2010 and 2009 available for dividend declarations. At December 31, 2010, the parent company had $3.4 million in cash and cash equivalents. See also "Note 11. Shareholders' Equity and Regulatory Capital" in the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" and "Item 1. Business – Regulation and Supervision of the Company and the Bank" of this Annual Report on Form 10-K for a further discussion of the Bank's ability to pay dividends.

**Contractual Obligations**

The following table presents our contractual obligations at December 31, 2010 to third-parties by contractual maturity.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | One Year or Less | Over One through Three Years | Over Three through Five Years | Over Five Years | Total |
| | (Dollars in thousands) | | | | |
| Certificates of deposit | $ 310,525 | $ 72,928 | $ 22,413 | $ 685 | $ 406,551 |
| FHLB advances (1) | 15,333 | 15,737 | 1,780 | 7,348 | 40,198 |
| Short-term borrowed funds (2) | 13,352 | — | — | — | 13,352 |
| Service bureau contract | 1,548 | 3,096 | 3,096 | — | 7,740 |
| Operating leases | 393 | 457 | 251 | 2,000 | 3,101 |
| Dividends payable on common stock | 109 | — | — | — | 109 |
| | $ 341,260 | $ 92,218 | $ 27,540 | $ 10,033 | $ 471,051 |

(1) Does not include interest expense at the weighted-average contractual interest rate of 3.79% for the periods presented.

(2) Does not include interest expense at the weighted-average contractual interest rate of .50% for the periods presented.

See the "Borrowed funds" section for further discussion surrounding FHLB advances. The operating lease obligations reflected above include the future minimum rental payments, by year, required under the lease terms for premises and equipment. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. See also "Note 4. Office Properties and Equipment" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further discussion related to the operating leases.

## Off-Balance-Sheet Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our clients. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. Our exposure to credit loss in the event of non-performance by the third-party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

The following table details the amounts and expected maturities of significant commitments at December 31, 2010.

| | One Year or Less | Over One through Three Years | Over Three through Five Years | Over Five Years | Total |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Commitments to extend credit: | | | | | |
| Commercial and industrial | $ 13,268 | $ — | $ — | $ — | $ 13,268 |
| Commercial real estate – owner occupied | 3,509 | — | 135 | — | 3,644 |
| Commercial real estate – non-owner occupied | 1,965 | — | — | — | 1,965 |
| Commercial real estate – multifamily | 1,931 | — | — | — | 1,931 |
| Commercial construction and land development | 882 | 142 | — | — | 1,024 |
| Commercial participations | — | 48 | — | — | 48 |
| Retail | 2,712 | — | — | — | 2,712 |
| Commitments to fund unused: | | | | | |
| Equity lines of credit | 12,406 | — | — | 40,881 | 53,287 |
| Commercial business lines | 33,677 | 1,450 | 171 | — | 35,298 |
| Construction loans | 3,030 | — | — | — | 3,030 |
| Credit enhancements | 7,640 | — | — | 13,771 | 21,411 |
| Letters of credit | 4,839 | 10 | — | — | 4,849 |
| | $ 85,859 | $ 1,650 | $ 306 | $ 54,652 | $ 142,467 |

The commitments listed above do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. Credit enhancements expire at various times through 2018. Letters of credit expire at various times through 2012.

We also have commitments to fund community investments through investments in various limited partnerships, which represent future cash outlays for the construction and development of properties for low-income housing, small business real estate, and historic tax credit projects that qualify under the Community Reinvestment Act. These commitments include $625,000 to be funded over four years. The timing and amounts of these commitments are projected based upon the financing arrangements provided in each project's partnership agreement and could change due to variances in the construction schedule, project revisions, or the cancellation of the project. These commitments are not included in the commitment table above. See additional disclosures in "Note 13. Variable Interest Entities" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Credit enhancements are related to the issuance by municipalities of taxable and nontaxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive AAA ratings, which provide for a lower interest rate, the FHLB issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (*IDPLOC*) for the account. Since we, in accordance with the terms and conditions of a Reimbursement Agreement between the FHLB, would be required to reimburse the FHLB for draws against the IDPLOC, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if we had funded the project initially.

## Regulatory Capital

The Bank is subject to regulatory capital requirements under the rules of the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators, which could have a material impact on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must maintain capital amounts in excess of specified minimum ratios based on quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Quantitative measures established by the OTS to ensure capital adequacy require us to maintain minimum amounts and ratios (as set forth in the table below) of three capital requirements: tangible capital (as defined in the regulations) as a percentage of adjusted total assets, core capital (as defined) as a percentage of adjusted total assets, and risk-based capital (as defined) as a percentage of total risk-weighted assets.

The Bank's actual capital amounts and ratios, as well as minimum amounts and ratios required for capital adequacy and prompt corrective action provisions are presented in the following table:

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Dollars in thousands) | | | |
| As of December 31, 2010: | | | | | | |
| Tangible capital to adjusted total assets | $ 101,144 | 9.07% | $ 16,719 | >=1.5% | $ 22,292 | >=2.0% |
| Tier 1 (core) capital to adjusted total assets | 101,144 | 9.07 | 44,583 | >=4.0 | 55,729 | >=5.0 |
| Tier 1 (core) capital to risk-weighted assets | 101,144 | 12.26 | 33,005 | >=4.0 | 49,508 | >=6.0 |
| Total capital to risk-weighted assets | 109,869 | 13.32 | 66,011 | >=8.0 | 82,514 | >=10.0 |
| As of December 31, 2009: | | | | | | |
| Tangible capital to adjusted total assets | $ 95,078 | 8.88% | $ 16,064 | >=1.5% | $ 21,419 | >=2.0% |
| Tier 1 (core) capital to adjusted total assets | 95,078 | 8.88 | 42,838 | >=4.0 | 53,548 | >=5.0 |
| Tier 1 (core) capital to risk-weighted assets | 95,078 | 11.15 | 34,100 | >=4.0 | 51,150 | >=6.0 |
| Total capital to risk-weighted assets | 105,323 | 12.35 | 68,200 | >=8.0 | 85,250 | >=10.0 |

As of December 31, 2010 and 2009, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a minimum core capital to adjusted total assets, core capital to risk-weighted assets, and total capital to risk-weighted asset ratios as set forth in the table above.

The following table reflects the adjustments required to reconcile the Bank's shareholder's equity to the Bank's regulatory capital at December 31, 2010:

| | Tangible | Core | Risk-Based |
|---|---|---|---|
| | | (Dollars in thousands) | |
| Shareholder's equity of the Bank | $ 110,994 | $ 110,994 | $ 110,994 |
| Disallowed deferred tax asset | (11,969) | (11,969) | (11,969) |
| Adjustment for unrealized losses on available-for-sale securities | 2,952 | 2,952 | 2,952 |
| Other | (833) | (833) | (833) |
| General allowance for loan losses | — | — | 8,725 |
| Regulatory capital of the Bank | $ 101,144 | $ 101,144 | $ 109,869 |

The increase in the Bank's capital ratios from December 31, 2009 is primarily a result of the Bank's net income for 2010 combined with a shift in the risk categories of the Bank's assets due to decreases in the level of loans that were risk-weighted 100% and an increase in cash and treasury securities that are in the 0% category. Determining the amount of deferred tax assets included or excluded in periodic regulatory capital calculations requires significant judgment when assessing a number of factors. In assessing the amount of the disallowed deferred tax asset, we consider a number of relevant factors including the amount of deferred tax assets dependent on future taxable income, the amount of taxes that could be recovered through loss carrybacks, the reversal of temporary book tax differences, projected future taxable income within one year, available tax planning strategies, and OTS limitations. Using all information available to us at each consolidated statement of condition date, these factors are reviewed and vary from period to period.

Under our informal regulatory agreements with the OTS, both the Company and the Bank have agreed to seek the approval of the OTS prior to the declaration of any future dividends. The Company has also agreed not to repurchase or redeem any shares of its common stock or incur or renew any debt with the prior approval of the OTS.

## IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results generally in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. Monetary items, such as cash, loans, and deposits, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates generally have a more significant impact on a financial institution's performance than general inflation. Over short periods of time, interest rates may not necessarily move in the same direction or of the same magnitude as inflation.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk is considered to be interest rate risk. Interest rate risk on our balance sheet arises from the maturity mismatch of interest-earning assets versus interest-bearing liabilities, as well as the potential for maturities to shorten or lengthen on our interest-earning assets, and to a lesser extent on our interest-bearing liabilities due to the exercise of options. The most common of these are prepayment options on mortgage loans, and commercial mortgage-backed securities, and to a lesser extent jump-rate features in certain of our certificates of deposit. Management's goal, through policies established by the Asset/Liability Management Committee of the Board of Directors (*ALCO*), is to maximize net interest income while achieving adequate returns on equity capital and managing our balance sheet within the established interest rate risk policy limits prescribed by the ALCO.

We maintain a written Asset/Liability Management Policy that establishes written guidelines for the asset/liability management function, including the management of net interest margin, IRR, and liquidity. The Asset/Liability Management Policy falls under the authority of the Board of Directors which in turn assigns its formulation, revision, and administration to the ALCO. The ALCO meets monthly and consists of certain senior officers and one outside director. The results of the monthly meetings are reported to the Board of Directors. The primary duties of the ALCO are to develop reports and establish procedures to measure and monitor IRR, verify compliance with Board approved IRR tolerance limits, take appropriate actions to mitigate those risks, monitor and discuss the status and results of implemented strategies and tactics, monitor our capital position, review the current and prospective liquidity positions, and monitor alternative funding sources. The policy requires management to measure overall IRR exposure using Net Present Value analysis and earnings-at-risk analysis.

We use Net Portfolio Value Analysis as the primary measurement of our interest rate risk. Under OTS Thrift Bulletin 13a, we are required to measure our interest rate risk assuming various increases and decreases in general interest rates and their effect on our market value of portfolio equity. The Board of Directors has established limits to changes in Net Portfolio Value (*NPV*), (including limits regarding the change in net interest income discussed below), across a range of hypothetical interest rate changes. If estimated changes to NPV and net interest income are not within these limits, the Board may direct management to adjust its asset/liability mix to bring its interest rate risk within Board limits. NPV is computed as the difference between the market value of assets and the market value of liabilities, adjusted for the value of off-balance sheet items.

Net Portfolio Value Analysis measures our interest rate risk by calculating the estimated change in NPV of our cash flows from interest-sensitive assets and liabilities, as well as certain off-balance sheet items, in the event of a shock in interest rates ranging down 200 to up 300 basis points. The table below shows the change in NPV applying the various instantaneous rate shocks to the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2010 and 2009.

| | Net Portfolio Value At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | $ Amount | $ Change | % Change | $ Amount | $ Change | % Change |
| | (Dollars in thousands) | | | | | |
| Assumed Change in Interest Rates (Basis Points) | | | | | | |
| +300 | $ 135,273 | $ 5,530 | 4.3 % | $ 130,797 | $ 2,065 | 1.6 % |
| +200 | 135,380 | 5,637 | 4.3 | 131,109 | 2,377 | 1.8 |
| +100 | 132,500 | 2,757 | 2.1 | 130,917 | 2,185 | 1.7 |
| 0 | 129,743 | — | — | 128,732 | — | — |
| -100 | 119,664 | (10,079) | (7.8) | 117,387 | (11,345) | (8.8) |
| -200 | 111,927 | (21,763) | (16.8) | 105,417 | (23,315) | (18.1) |

Our earnings at risk analysis models the impact of instantaneous parallel shifts in yield curve changes in interest rates (assuming interest rates rise and fall in increments of 100 basis points), on anticipated net interest income over a 12-month horizon. These models are modeling underlying cash flows in each of our interest-sensitive portfolios under these changing rate environments. This includes adjusting anticipated prepayments, changing expected business volumes and mix as well as modeling anticipated changes in interest rates paid on core deposit accounts, whose rates do not necessarily move in any relationship to movements in Treasury rates. We compare these results to our results assuming flat interest rates.

The following table presents the projected changes in net interest income over a twelve month period for the various interest rate change (rate shocks) scenarios at December 31, 2010 and 2009, respectively.

| | **Percentage Change in Net Interest Income Over a Twelve Month Period** | |
|---|---|---|
| | **2010** | **2009** |
| Assumed Change in Interest Rates (Basis Points) | | |
| +300 | (1.3)% | .1% |
| +200 | (0.9) | .2 |
| +100 | (0.6) | .0 |
| -100 | 3.4 | 3.3 |
| -200 | 2.2 | 1.5 |

The table above indicates that if interest rates were to move up 300 basis points, net interest income would be expected to decrease 1.3% in year one; and if interest rates were to move down 200 basis points, net interest income would be expected to increase 2.2% in year one. Interest income projections for rates moving down 100 basis points are greater than for rates moving down 200 basis points as rates on short-term liabilities have limited room to reprice lower while rates on certain assets are at contractual or absolute floors. The primary causes for the changes in net interest income over the twelve month period were a result of the changes in the composition of assets and liabilities along with changes in interest rates.

We manage our IRR position by holding assets with various desired IRR characteristics, implementing certain pricing strategies for loans and deposits, and implementing various investment securities portfolio strategies. On a quarterly basis, the ALCO reviews the calculations of all IRR measures for compliance with the Board approved tolerance limits. At December 31, 2010, we were in compliance with all of our tolerance limits with the exception of the NPV tolerance limit for a movement in rates down 200 basis points. Given the current low level of interest rates, we do not believe this exception is material because this interest scenario is not probable.

The above IRR analyses include the assets and liabilities of the Bank only. Inclusion of Company-only assets and liabilities would not have a material impact on the results presented.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
CFS Bancorp, Inc.
Munster, Indiana

We have audited the accompanying consolidated statements of condition of CFS Bancorp, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFS Bancorp, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
February 28, 2011

# CFS BANCORP, INC.

## Consolidated Statements of Condition

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (Dollars in thousands) | |
| **ASSETS** | | |
| Cash and amounts due from depository institutions | $ 24,624 | $ 24,041 |
| Interest-bearing deposits | 37,130 | 387 |
| Cash and cash equivalents | 61,754 | 24,428 |
| Investment securities available-for-sale, at fair value | 197,101 | 188,781 |
| Investment securities held-to-maturity, at cost | 17,201 | 5,000 |
| Federal Home Loan Bank stock, at cost | 20,282 | 23,944 |
| Loans receivable | 732,584 | 762,386 |
| Allowance for loan losses | (17,179) | (19,461) |
| Net loans | 715,405 | 742,925 |
| Bank-owned life insurance | 35,463 | 34,575 |
| Accrued interest receivable | 3,162 | 3,469 |
| Other real estate owned | 22,324 | 9,242 |
| Office properties and equipment | 20,464 | 20,382 |
| Net deferred tax assets | 17,923 | 18,036 |
| Other assets | 10,597 | 10,733 |
| Total assets | $ 1,121,676 | $ 1,081,515 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits | $ 945,884 | $ 849,758 |
| Borrowed funds | 53,550 | 111,808 |
| Advance payments by borrowers for taxes and insurance | 4,618 | 4,322 |
| Other liabilities | 4,696 | 5,254 |
| Total liabilities | 1,008,748 | 971,142 |
| Commitments and contingencies (See Note 12) | | |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value; 15,000,000 shares authorized | — | — |
| Common stock, $.01 par value; 85,000,000 shares authorized; 23,423,306 shares issued; 10,850,040 and 10,771,061 shares outstanding | 234 | 234 |
| Additional paid-in capital | 187,164 | 188,930 |
| Retained earnings | 83,592 | 80,564 |
| Treasury stock, at cost; 12,573,266 and 12,652,245 shares | (155,112) | (157,041) |
| Accumulated other comprehensive loss, net of tax | (2,950) | (2,314) |
| Total shareholders' equity | 112,928 | 110,373 |
| Total liabilities and shareholders' equity | $ 1,121,676 | $ 1,081,515 |

See accompanying Notes to Consolidated Financial Statements.

# CFS BANCORP, INC.

## Consolidated Statements of Operations

| | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in thousands except per share data) | | |
| Interest income: | | | |
| Loans receivable | $ 37,700 | $ 39,277 | $ 45,213 |
| Investment securities | 8,605 | 11,334 | 12,673 |
| Other interest-earning assets | 483 | 697 | 1,653 |
| Total interest income | 46,788 | 51,308 | 59,539 |
| Interest expense: | | | |
| Deposits | 8,374 | 10,447 | 18,099 |
| Borrowed funds | 1,813 | 3,268 | 6,557 |
| Total interest expense | 10,187 | 13,715 | 24,656 |
| Net interest income | 36,601 | 37,593 | 34,883 |
| Provision for loan losses | 3,877 | 12,588 | 26,296 |
| Net interest income after provision for loan losses | 32,724 | 25,005 | 8,587 |
| Non-interest income: | | | |
| Service charges and other fees | 5,114 | 5,706 | 6,051 |
| Card-based fees | 1,867 | 1,664 | 1,600 |
| Commission income | 168 | 246 | 341 |
| Net gain (loss) on sale of: | | | |
| Investment securities | 689 | 1,092 | 69 |
| Loans receivable | 160 | — | — |
| Other assets | (154) | (9) | 30 |
| Impairment on investment securities available-for-sale | — | — | (4,334) |
| Income from bank-owned life insurance | 893 | 2,183 | 1,300 |
| Other income | 481 | 588 | 564 |
| Total non-interest income | 9,218 | 11,470 | 5,621 |
| Non-interest expense: | | | |
| Compensation and employee benefits | 18,705 | 18,861 | 17,498 |
| Net occupancy expense | 2,832 | 3,022 | 3,175 |
| FDIC insurance premiums and OTS assessments | 2,551 | 2,145 | 420 |
| Professional fees | 2,283 | 1,907 | 1,091 |
| Furniture and equipment expense | 1,973 | 2,129 | 2,362 |
| Data processing | 1,754 | 1,670 | 1,749 |
| Marketing | 781 | 832 | 1,002 |
| Other real estate owned related expense, net | 1,483 | 2,976 | 261 |
| Loan collection expense | 638 | 1,077 | 655 |
| Severance and early retirement expense | 545 | 37 | — |
| FDIC special insurance premium assessment | — | 495 | — |
| Goodwill impairment | — | — | 1,185 |
| Other general and administrative expenses | 4,230 | 4,129 | 4,778 |
| Total non-interest expense | 37,775 | 39,280 | 34,176 |
| Income (loss) before income taxes (benefit) | 4,167 | (2,805) | (19,968) |
| Income tax expense (benefit) | 707 | (2,262) | (8,673) |
| Net income (loss) | $ 3,460 | $ (543) | $ (11,295) |
| Per share data: | | | |
| Basic earnings (loss) per share | $ .33 | $ (.05) | $ (1.10) |
| Diluted earnings (loss) per share | .32 | (.05) | (1.10) |
| Cash dividends declared per share | .04 | .04 | .40 |
| Weighted-average common and common share equivalents outstanding: | | | |
| Basic | 10,635,939 | 10,574,623 | 10,307,879 |
| Diluted | 10,705,814 | 10,680,085 | 10,508,306 |

See accompanying Notes to Consolidated Financial Statements.

# CFS BANCORP, INC.

## Consolidated Statements of Changes in Shareholders' Equity

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Unallocated Common Stock Held by ESOP | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| | | | | (Dollars in Thousands) | | | |
| Balance at December 31, 2007 | $ 234 | $ 191,162 | $ 97,029 | $ (156,661) | $ (3,126) | $ 1,776 | $ 130,414 |
| Net loss | — | — | (11,295) | — | — | — | (11,295) |
| Other comprehensive loss: | | | | | | | |
| Change in unrealized appreciation on investment securities available-for-sale, net of reclassification and tax | — | — | — | — | — | (2,639) | (2,639) |
| Total comprehensive loss | — | — | — | — | — | — | (13,934) |
| Purchase of treasury stock | — | — | — | (2,997) | — | — | (2,997) |
| Net purchases of Rabbi Trust shares | — | — | — | 41 | — | — | 41 |
| Net shares earned under ESOP | — | (1,165) | — | — | 2,294 | — | 1,129 |
| Amortization of award under restricted stock awards | — | 38 | — | — | — | — | 38 |
| Forfeiture of restricted stock awards | — | 34 | — | (34) | — | — | — |
| Unearned compensation restricted stock awards | — | (1,555) | — | 1,555 | — | — | — |
| Exercise of stock options | — | 200 | — | 630 | — | — | 830 |
| Tax benefit related to stock-based benefit plans | — | 497 | — | — | — | — | 497 |
| Dividends declared on common stock ($.40 per share) | — | — | (4,209) | — | — | — | (4,209) |
| Balance at December 31, 2008 | 234 | 189,211 | 81,525 | (157,466) | (832) | (863) | 111,809 |
| Net loss | — | — | (543) | — | — | — | (543) |
| Other comprehensive loss: | | | | | | | |
| Change in unrealized appreciation on investment securities available-for-sale, net of reclassification and tax | — | — | — | — | — | (1,451) | (1,451) |
| Total comprehensive loss | — | — | — | — | — | — | (1,994) |
| Net distributions of Rabbi Trust shares | — | (414) | — | 958 | — | — | 544 |
| Net shares earned under ESOP | — | (634) | — | — | 832 | — | 198 |
| Amortization of awards under restricted stock awards | — | 1 | — | — | — | — | 1 |
| Forfeiture of restricted stock awards | — | 906 | 18 | (906) | — | — | 18 |
| Unearned compensation restricted stock awards | — | (373) | — | 373 | — | — | — |
| Tax benefit related to stock-based benefit plans | — | 233 | — | — | — | — | 233 |
| Dividends declared on common stock ($.04 per share) | — | — | (436) | — | — | — | (436) |
| Balance at December 31, 2009 | 234 | 188,930 | 80,564 | (157,041) | — | (2,314) | 110,373 |
| Net income | — | — | 3,460 | — | — | — | 3,460 |
| Other comprehensive loss: | | | | | | | |
| Change in unrealized appreciation on investment securities available-for-sale, net of reclassification and tax | — | — | — | — | — | (636) | (636) |
| Total comprehensive income | — | — | — | — | — | — | 2,824 |
| Net distributions of Rabbi Trust shares | — | (447) | — | 447 | — | — | — |
| Forfeiture of restricted stock awards | — | 433 | 4 | (433) | — | — | 4 |
| Vesting of restricted stock awards | — | 163 | — | — | — | — | 163 |
| Unearned compensation restricted stock awards | — | (484) | — | 484 | — | — | — |
| Reclassification of treasury stock issuances of restricted stock at average cost | — | (1,431) | — | 1,431 | — | — | — |
| Dividends declared on common stock ($.04 per share) | — | — | (436) | — | — | — | (436) |
| Balance at December 31, 2010 | $ 234 | $ 187,164 | $ 83,592 | $ (155,112) | $ — | $ (2,950) | $ 112,928 |

See accompanying Notes to Consolidated Financial Statements.

# CFS BANCORP, INC.

## Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | |
| **OPERATING ACTIVITIES:** | | | |
| Net income (loss) | $ 3,460 | $ (543) | $ (11,295) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Provision for loan losses | 3,877 | 12,588 | 26,296 |
| Depreciation and amortization | 1,584 | 1,587 | 1,720 |
| Premium amortization on the early extinguishment of debt | — | 175 | 1,452 |
| Net discount accretion on investment securities available-for-sale | (524) | (1,382) | (1,135) |
| Net premium amortization on investment securities held-to-maturity | 195 | — | — |
| Net (gain) loss on sale of: | | | |
| Loans held-for-sale | (160) | — | — |
| Investment securities | (689) | (1,092) | (69) |
| Other assets | 154 | 9 | (30) |
| Impairment of: | | | |
| Investment securities available-for-sale | — | — | 4,334 |
| Goodwill | — | — | 1,185 |
| Deferred income tax expense (benefit) | 524 | (1,592) | (8,735) |
| Amortization of cost of stock benefit plans | — | 199 | 1,167 |
| Tax benefit from stock-based benefits | — | (233) | (497) |
| Proceeds from sale of loans held-for-sale | 5,967 | — | 45 |
| Origination of loans held-for-sale | (5,607) | — | — |
| Net increase in cash surrender value of bank-owned life insurance | (893) | (2,183) | (1,300) |
| Net change in other assets and liabilities | 1,008 | (3,887) | (8,692) |
| Net cash provided by operating activities | 8,896 | 3,646 | 4,446 |
| **INVESTING ACTIVITIES:** | | | |
| Proceeds from sale of: | | | |
| Investment securities, available-for-sale | 27,849 | 21,707 | 1,992 |
| Loans and loan participations | 5,125 | — | — |
| Other real estate owned | 3,365 | 679 | 546 |
| Proceeds from maturities and paydowns of: | | | |
| Investment securities, available-for-sale | 84,740 | 83,195 | 66,988 |
| Investment securities, held-to-maturity | 2,806 | 1,940 | 940 |
| Redemption of Federal Home Loan Bank stock | 3,662 | — | — |
| Purchases of: | | | |
| Investment securities, available-for-sale | (120,744) | (42,339) | (102,907) |
| Investment securities, held-to-maturity | (15,202) | — | (3,940) |
| Properties and equipment | (1,666) | (2,179) | (2,135) |
| Net loan repayments (fundings) | 871 | (29,814) | 22,232 |
| Proceeds from bank-owned life insurance | — | 4,214 | 1,169 |
| Net cash flows provided by (used for) investing activities | (9,194) | 37,403 | (15,115) |
| **FINANCING ACTIVITIES:** | | | |
| Net increase (decrease) in: | | | |
| Deposit accounts | 96,022 | 25,556 | (39,318) |
| Advance payments by borrowers for taxes and insurance | 296 | 2 | 979 |
| Short-term borrowed funds | (10,947) | (4,014) | 4,297 |
| Proceeds from Federal Home Loan Bank advances | 18,000 | 161,000 | 311,000 |
| Repayments of Federal Home Loan Bank advances | (65,311) | (218,290) | (279,271) |
| Proceeds from exercise of stock options | — | — | 830 |
| Tax benefit from stock-based benefits | — | 233 | 497 |
| Dividends paid on common stock | (436) | (758) | (5,192) |
| Purchase of treasury stock | — | — | (2,997) |
| Net disposition of Rabbi Trust shares | — | 544 | 41 |
| Net cash flows provided by (used for) financing activities | 37,624 | (35,727) | (9,134) |
| Increase (decrease) in cash and cash equivalents | 37,326 | 5,322 | (19,803) |
| Cash and cash equivalents at beginning of year | 24,428 | 19,106 | 38,909 |
| Cash and cash equivalents at end of year | $ 61,754 | $ 24,428 | $ 19,106 |
| Supplemental disclosures: | | | |
| Loans transferred to other real estate owned | $ 17,363 | $ 8,787 | $ 2,635 |
| Cash paid for interest on deposits | 8,381 | 10,616 | 18,422 |
| Cash paid for interest on borrowed funds | 1,845 | 3,154 | 5,167 |
| Cash paid for income taxes | 1,075 | 460 | 800 |

See accompanying Notes to Consolidated Financial Statements.

# CFS BANCORP, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**December 31, 2010**

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Organization

CFS Bancorp, Inc. (including its consolidated subsidiaries, *the Company*) is incorporated under the laws of the State of Indiana and is the holding company for Citizens Financial Bank (*the Bank*). The Company and the Bank are headquartered in Munster, Indiana. The Bank is a federal savings bank offering a full range of financial services to clients who are primarily located in Northwest Indiana and the South and Southwest Chicagoland area. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to originate consumer, residential, and commercial loans, with commercial loans focused primarily on commercial and industrial loans with closely held companies and owner occupied commercial real estate.

#### Principles of Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary, the Bank. The Bank has one active subsidiary, CFS Holdings, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

#### Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments, or assumptions that could have a material effect on the carrying value of certain assets and liabilities. These estimates, judgments, and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided. The determination of the allowance for loan losses, the accounting for income tax expense, and the determination of fair values of financial instruments are highly dependent on management's estimates, judgments, and assumptions where changes in any of those could have a significant impact on the financial statements.

#### Cash Flows

Cash and cash equivalents include cash, non-interest and interest-bearing deposits in other financial institutions with terms of less than 90 days, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods. Net cash flows are reported for client loan and deposit transactions, interest-bearing deposits in other financial institutions and federal funds sold.

#### Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $816,000 and $791,000 was required to be maintained in order to meet regulatory reserve and clearing requirements as of December 31, 2010 and 2009, respectively.

Effective July 2010, the FDIC's insurance limits increased permanently to $250,000. At December 31, 2010, the Company had approximately $37.3 million on deposit with the Federal Reserve Bank and the Federal Home Loan Bank (*FHLB*) of Indianapolis which are not insured by the FDIC. At December 31, 2010, the Company did not have any interest-bearing accounts in other institutions that exceeded federally insured limits.

#### Investment Securities

Under Accounting Standards Codification (*ASC*) 320-10, *Investments – Debt and Equity Securities,* investment securities must be classified as held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification at the time of purchase. Held-to-maturity securities include investment securities which the Company has the positive intent and ability to hold to maturity. Investment securities classified as available-for-sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Investment in Federal Home Loan Bank stock is carried at cost. The Company has no trading account investment securities.

Interest income includes amortization of purchase premiums or discounts. The amortized cost of debt investment securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related investment securities, over the estimated life of the investment security using the level-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The fair values of the Company's investment securities are generally determined by reference to quoted prices from reliable independent sources utilizing observable inputs. Certain of the fair values of investment securities are determined using models whose significant value drivers or assumptions are unobservable and are significant to the fair value of the investment securities. These models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third-party pricing services, management's judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics, and implied volatilities.

The Company evaluates all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in ASC 320-10. In evaluating the possible impairment of investment securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and the Company's ability and intent to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the investment securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

If management determines that an investment experienced an OTTI, management must then determine the amount of the OTTI to be recognized in earnings. If management does not intend to sell the investment security and it is more likely than not that the Company will not be required to sell the investment security before recovery of its amortized cost basis less any current period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the OTTI related to other factors will be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings will become the new amortized cost basis of the investment. If management intends to sell the investment security or it is more likely than not the Company will be required to sell the investment security before recovery of its amortized cost basis less any current period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. Any recoveries related to the value of these investment securities are recorded as an unrealized gain (as other comprehensive income (loss) in shareholders' equity) and not recognized in income until the investment security is ultimately sold. From time to time, management may dispose of an impaired investment security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

**Loans**

Loans that management has the ability and intent to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and portions charged-off. Interest income on loans is accrued on the active unpaid principal balance. Loans held-for-sale, if any, are carried at the lower of aggregate cost or estimated market value.

Interest income is generally not accrued on loans which are delinquent 90 days or more, or for loans which management believes, after giving consideration to a number of factors, including economic and business conditions and collection efforts, collection of interest is doubtful. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on such loans is accounted for by using the cost-recovery basis for commercial loans and the cash-basis for retail loans until qualifying for return to accrual status.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the related loans. Remaining deferred loan fees and costs are reflected in interest income upon sale or repayment of the loan.

**Allowance for Loan Losses**

The Company maintains an allowance for loan losses at a level management believes is sufficient to absorb credit losses inherent in the loan portfolio. The allowance for loan losses represents the Company's estimate of probable incurred losses in the loan portfolio at each statement of condition date and is based on the review of available and relevant information.

The first component of the allowance for loan losses contains allocations for probable incurred losses that have been identified related to impaired loans pursuant to ASC 310-10, *Receivables*. The Company individually evaluates for impairment all loans over $750,000 that are classified substandard. Loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. The impairment loss, if any, is generally measured based on the present value of expected cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral, if the loan is collateral-dependent. A loan is considered collateral-dependent when the repayment of the loan will be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. If management determines a loan is collateral-dependent, management will charge-off any identified collateral shortfall against the allowance for loan losses.

If foreclosure is probable, the Company is required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from appraisals or estimated using an appraisal-like methodology. When current appraisals are not available, management estimates the fair value of the collateral giving consideration to several factors including the price at which individual unit(s) could be sold in the current market, the period of time over which the unit(s) would be sold, the estimated cost to complete the unit(s), the risks associated with completing and selling the unit(s), the required return on the investment a potential acquirer may have, and current market interest rates. The analysis on each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the amount and timing of future cash flows and collateral values.

The second component of the Company's allowance for loan losses contains allocations for probable incurred losses within various pools of loans with similar characteristics pursuant to ASC 450-10, *Contingencies*. This component is based in part on certain loss factors applied to various stratified loan pools excluding loans evaluated individually for impairment. In determining the appropriate loss factors for these loan pools, management considers historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions. The Company's historical charge-offs are determined by evaluating the net charge-offs over the most recent eight quarters, including the current quarter. Prior to the fourth quarter of 2010, the Company evaluated its net charge-offs by using the four calendar years preceding the current year.

Loan losses are charged-off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value, while recoveries of amounts previously charged-off are credited to the allowance. The Company assesses the adequacy of the allowance for loan losses on a quarterly basis and adjusts the allowance for loan losses by recording a provision for loan losses in an amount sufficient to maintain the allowance at a level deemed appropriate by management. The evaluation of the adequacy of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur. To the extent that actual outcomes differ from management estimates, an additional provision for loan losses could be required which could adversely affect earnings or the Company's financial position in future periods.

**Bank-Owned Life Insurance**

Bank-owned life insurance (*BOLI*) represents life insurance on the lives of certain Company officers and employees or former officers and employees on which the Company is beneficiary. These policies are recorded as an asset on the consolidated statements of financial condition at their cash surrender value, the amount that could be realized currently. The change in cash surrender value and insurance proceeds received are recorded as BOLI income in the consolidated statements of operations in non-interest income and are not subject to income taxes.

**Other Real Estate Owned**

Other real estate owned is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans identified as in-substance foreclosures. A loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place. Other real estate owned is initially recorded at fair value less estimated selling costs, with any resulting write-down charged to the allowance for loan losses. Valuations are periodically performed by management, with any subsequent declines in estimated fair value charged to expense.

**Office Properties and Equipment**

Land is carried at cost. Office properties and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 30 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 15 years. Leasehold improvements are amortized over the life of the lease.

**Long-Term Assets**

Office properties and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value with the loss recorded in other non-interest expense.

**Loan Commitments and Related Financial Instruments**

Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet client financing needs. The face amount for these items represents the exposure to loss, before considering the client's collateral or their ability to repay. These financial instruments are recorded when they are funded.

**Share-Based Compensation**

The Company accounts for its share-based compensation plans in accordance with ASC 718-10, *Compensation – Stock Based Compensation*. ASC 718-10 addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock, and stock appreciation rights. ASC 718-10 requires all share-based payments to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. For additional details on the Company's share-based compensation plans and related disclosures, see Note 9 to the consolidated financial statements.

**Income Taxes**

The Company and its subsidiaries file a consolidated federal income tax return. The Company recognizes interest and penalties on income taxes as a component of income tax expense. With a few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2007.

The provision for income taxes is based upon net income in the consolidated financial statements, rather than amounts reported on the Company's tax return. Deferred income taxes are provided for all significant items of income and expense that are recognized in different periods for financial reporting purposes and income tax reporting purposes. The asset and liability approach is used for the financial accounting and reporting of income taxes. This approach requires companies to take into account changes in the tax rates when valuing the deferred income tax accounts recorded on the consolidated statement of financial condition. In addition, it provides that a deferred tax liability or asset shall be recognized for the estimated future tax effects attributable to "temporary differences." Temporary differences include differences between financial statement income and tax return income which are expected to reverse in future periods as well as differences between tax bases of assets and liabilities and their amounts for financial reporting purposes which are also expected to be settled in future periods. To the extent a deferred tax asset is established which is not more likely than not to be realized, a valuation allowance shall be established against such asset. Deferred tax assets are recognized for net operating losses that expire between 2018 and 2025 because the benefit is more likely than not to be realized.

### Employee Stock Ownership Plan

The Bank sponsors the CFS Bancorp, Inc. Employee Stock Ownership Plan (*ESOP*) which is accounted for in accordance with ASC 718-40, *Compensation – Employee Stock Ownership Plans*. Compensation expense was recognized on shares committed to be released from the Bank's contributions and from shares released from dividends on unallocated shares using the current market price of these shares. ESOP shares not committed to be released were not considered outstanding for purposes of computing earnings per share. During 2009, the Bank repaid the ESOP loan in full so that it is no longer leveraged.

### Earnings Per Share

Basic earnings per common share (*EPS*) is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Restricted stock shares which have not vested, and shares held in Rabbi Trust accounts are not considered to be outstanding for purposes of calculating basic EPS. Diluted EPS is computed by dividing net income by the average number of common shares outstanding during the year and includes the dilutive effect of stock options, unearned restricted stock awards, and treasury shares held in Rabbi Trust accounts pursuant to deferred compensation plans. The dilutive common stock equivalents are computed based on the treasury stock method using the average market price for the year.

The following table sets forth the computation of basic and diluted earnings per share:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands except per share data) | | |
| Net income (loss) | $ 3,460 | $ (543) | $ (11,295) |
| Weighted-average common shares: | | | |
| Outstanding | 10,635,939 | 10,574,623 | 10,307,879 |
| Equivalents (1) | 69,875 | 105,462 | 200,427 |
| Total | 10,705,814 | 10,680,085 | 10,508,306 |
| Earnings (loss) per share: | | | |
| Basic | $ .33 | $ (.05) | $ (1.10) |
| Diluted | .32 | (.05) | (1.10) |
| Number of anti-dilutive stock options excluded from the diluted earnings (loss) per share calculation | 673,940 | 866,302 | 657,100 |
| Weighted-average exercise price of anti-dilutive option shares | $ 13.39 | $ 12.77 | $ 12.63 |

(1) Assumes exercise of dilutive stock options, a portion of the unearned restricted stock awards, and treasury shares held in Rabbi Trust accounts.

## Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on investment securities available-for-sale which are also recognized as separate components of equity.

**Recent Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board (*FASB*) issued Accounting Standards Update (*ASU*) No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* which pertains to securitizations. ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where entities have continued exposure to the risks related to transferred assets. The Company adopted this ASU effective January 1, 2010 and adoption did not have a material effect on its financial position or results of operations.

In June 2009, the FASB issued ASU No. 2009-17, *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* ASU 2009-17 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with a qualitative approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity. The Company adopted this ASU effective January 1, 2010 and adoption did not have a material effect on its financial position or results of operations since the Company does not have any special purpose entities.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* ASU 2010-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It also requires the presentation of purchases, sales, issuances, and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. The Company's disclosures about fair value measurements are presented in Note 14: Fair Value Measurements. These new disclosure requirements were effective for the period ended March 31, 2010, except for the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. There was no significant effect to the Company's financial statement disclosure upon adoption of this ASU.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements.* The amendments remove the requirement for an SEC registrant to disclose the date through which subsequent events were evaluated as this requirement would have potentially conflicted with SEC reporting requirements. Removal of the disclosure requirement did not have an affect on the nature or timing of subsequent events evaluations performed by the Company. ASU 2010-09 became effective upon issuance.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* ASU 2010-20 requires that more information be disclosed about the credit quality of a company's loans and the allowance for loan losses held against those loans. A company will need to disaggregate new and existing disclosures based on how it develops its allowance for loan losses and how it manages credit exposures. The existing disclosures to be presented on a disaggregated basis include a rollforward of the allowance for loan losses, the related recorded investment in such loans, the non-accrual status of loans, and impaired loans. Additional disclosure is also required about the credit quality indicators of loans by class at the end of the reporting period, the aging of past due loans, information about troubled debt restructurings, and significant purchases and sales of loans during the reporting period by class. For public companies, ASU 2010-20 requires certain disclosures as of the end of a reporting period effective for periods ending on or after December 15, 2010. Other required disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The Company adopted this standard effective December 31, 2010. Since the adoption of this standard was disclosure related, it did not have a material effect on the Company's consolidated financial position or results of operations.

In January 2011, the FASB issued ASU No. 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. That guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

**Loss Contingencies**

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

**Fair Value of Financial Instruments**

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14 below. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

**Segment Reporting**

The Company uses the management approach for determining segment reporting. Senior management evaluates the operations of the Company as one operating segment, community banking. As a result, separate segment disclosures are not required. The Company offers the following products and services to its external clients: deposits and loans as well as investment services through an outsource partner. Revenues for significant products and services are disclosed separately in the consolidated statements of operations.

**Reclassifications**

Some items in the prior year financial statements were reclassified to conform to the current presentation.

## 2. INVESTMENT SECURITIES

The amortized cost of investment securities available-for-sale and their fair values are summarized as follows:

| | Par Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| At December 31, 2010: | | | | | |
| U.S. treasury securities | $ 15,000 | $ 14,975 | $ 3 | $ (159) | $ 14,819 |
| Government sponsored entity (*GSE*) securities | 30,800 | 30,717 | 421 | (118) | 31,020 |
| Corporate bonds | 4,000 | 3,629 | — | (43) | 3,586 |
| Collateralized mortgage obligations | 62,512 | 59,037 | 2,071 | (353) | 60,755 |
| Commercial mortgage-backed securities | 66,282 | 67,052 | 1,804 | (158) | 68,698 |
| Pooled trust preferred securities | 29,409 | 26,473 | — | (8,348) | 18,125 |
| GSE preferred stock | 5,837 | — | 98 | — | 98 |
| | $ 213,840 | $ 201,883 | $ 4,397 | $ (9,179) | $ 197,101 |

| | Par Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| At December 31, 2009: | | | | | |
| Government sponsored entity (*GSE*) securities | $ 40,450 | $ 40,374 | $ 1,083 | $ — | $ 41,457 |
| Mortgage-backed securities | 9,527 | 9,426 | 409 | — | 9,835 |
| Collateralized mortgage obligations | 67,307 | 66,413 | 1,336 | (981) | 66,768 |
| Commercial mortgage-backed securities | 49,722 | 49,210 | 1,347 | (35) | 50,522 |
| Pooled trust preferred securities | 30,223 | 27,093 | — | (7,081) | 20,012 |
| GSE preferred stock | 5,837 | — | 187 | — | 187 |
| | $ 203,066 | $ 192,516 | $ 4,362 | $ (8,097) | $ 188,781 |

At December 31, 2010, the Company had asset-backed investment securities with an amortized cost of $10.3 million and state and municipal investment securities with an amortized cost of $6.9 million that were classified as held-to-maturity. At December 31, 2009, the Company's held-to-maturity investment securities consisted of state and municipal investment securities with an amortized cost of $5.0 million. The gross unrealized holding gains on the held-to-maturity investment securities totaled $232,000 and $179,000, at December 31, 2010 and 2009, respectively. At December 31, 2010, the held-to-maturity investment securities have gross unrealized losses of $7,000 which were in an unrealized loss position for less than 12 months.

Investment securities with unrealized losses at December 31, 2010 and 2009, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, are presented in the following tables.

| | December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | | | (Dollars in thousands) | | | |
| U.S. Treasury securities | $ 11,905 | $ (159) | $ — | $ — | $ 11,905 | $ (159) |
| GSE securities | 5,870 | (118) | — | — | 5,870 | (118) |
| Corporate bonds | 3,586 | (43) | — | — | 3,586 | (43) |
| Collateralized mortgage obligations | 8,538 | (323) | 1,204 | (30) | 9,742 | (353) |
| Commercial mortgage-backed securities | 10,255 | (158) | — | — | 10,255 | (158) |
| Pooled trust preferred securities | — | — | 18,125 | (8,348) | 18,125 | (8,348) |
| | $ 40,154 | $ (801) | $ 19,329 | $ (8,378) | $ 59,483 | $ (9,179) |

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | | | (Dollars in thousands) | | | |
| Collateralized mortgage obligations | $ 12,461 | $ (201) | $ 14,764 | $ (780) | $ 27,225 | $ (981) |
| Commercial mortgage-backed securities | 1,598 | (35) | — | — | 1,598 | (35) |
| Pooled trust preferred securities | — | — | 20,012 | (7,081) | 20,012 | (7,081) |
| | $ 14,059 | $ (236) | $ 34,776 | $ (7,861) | $ 48,835 | $ (8,097) |

We evaluate all investment securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an OTTI exists pursuant to guidelines established in ASC 320-10, *Investments – Debt and Equity Securities*. Current accounting guidance generally provides that if a marketable security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the investment securities must assess whether the impairment is other-than-temporary.

At December 31, 2010, the Company's pooled trust preferred investment securities consisted of "Super Senior" securities backed by senior securities issued mainly by bank and thrift holding companies. Due to the structure of the securities, as deferrals and defaults on the underlying collateral increase, cash flows are increasingly diverted from mezzanine and subordinate tranches to pay down principal on the "Super Senior" tranches. In management's belief, the decline in value is primarily attributable to macroeconomic conditions affecting the liquidity of these securities and not necessarily the expected cash flows of the individual securities. The fair value of these securities is expected to recover as interest rates rise and as the securities approach their maturity date.

Unrealized losses on pooled trust preferred investment securities have not been recognized in income because management does not have the intent to sell these securities and has the ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value. We may, from time to time, dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time. The Company concluded that the unrealized losses that existed at December 31, 2010 did not constitute other-than-temporary impairments.

The amortized cost and fair value of investment securities at December 31, 2010, by contractual maturity, are shown in the tables below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Investment securities not due at a single maturity date are shown separately.

| | Available-for-Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (Dollars in thousands) | |
| U.S. Treasury securities — Due after one year through five years | $ 14,975 | $ 14,819 |
| GSE securities: | | |
| Due in one year or less | 6,000 | 6,070 |
| Due after one year through five years | 24,717 | 24,950 |
| Corporate bonds — Due after one year through five years | 3,629 | 3,586 |
| Collateralized mortgage obligations | 59,037 | 60,755 |
| Commercial mortgage-backed securities | 67,052 | 68,698 |
| Pooled trust preferred securities | 26,473 | 18,125 |
| GSE preferred stock | — | 98 |
| | $ 201,883 | $ 197,101 |

| | Held-to-Maturity | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (Dollars in thousands) | |
| Asset backed securities — Due one year through five years | $ 10,261 | $ 10,380 |
| State and municipal securities: | | |
| Due in one year or less | 2,970 | 3,016 |
| Due after one year through five years | 3,970 | 4,030 |
| | $ 17,201 | $ 17,426 |

The following table provides information as to the amount of gross gains and losses realized through the sales of investment securities available-for-sale:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Available-for-sale securities: | | | |
| Gross realized gains | $ 689 | $ 1,092 | $ 69 |
| Gross realized losses | — | — | — |
| Impairment losses | — | — | (4,334) |
| Net realized gains (losses) | $ 689 | $ 1,092 | $ (4,265) |
| Income tax expense (benefit) on realized gains (losses) | $ 238 | $ 393 | $ (1,593) |

The impairment losses in 2008 were recognized on the Company's investment in Fannie Mae and Freddie Mac preferred stock when the United States Treasury Department and the Federal Housing Finance Authority placed Fannie Mae and Freddie Mac into conservatorship.

The carrying value of investment securities pledged as collateral to secure public deposits and for other purposes was $47.9 million and $58.8 million at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, there were no holdings of investment securities of any one issuer, other than the U.S. Government, its agencies, and GSEs, in an amount greater than 10% of shareholders' equity.

## 3. LOANS RECEIVABLE

Loans receivable are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (Dollars in thousands) | |
| Commercial loans: | | |
| Commercial and industrial | $ 74,940 | $ 78,120 |
| Commercial real estate – owner occupied | 99,435 | 99,552 |
| Commercial real estate – non-owner occupied | 191,998 | 196,048 |
| Commercial real estate – multifamily | 72,080 | 57,906 |
| Commercial construction and land development | 24,310 | 31,148 |
| Commercial participations | 23,594 | 52,365 |
| Total commercial loans | 486,357 | 515,139 |
| Retail loans: | | |
| One-to-four family residential | 185,321 | 186,009 |
| Home equity lines of credit | 56,177 | 56,882 |
| Retail construction | 3,176 | 3,410 |
| Other | 2,122 | 1,552 |
| Total retail loans | 246,796 | 247,853 |
| Total loans receivable | 733,153 | 762,992 |
| Net deferred loan fees | (569) | (606) |
| Total loans receivable, net of deferred fees | $ 732,584 | $ 762,386 |

The Bank's lending activities are exposed to varying risks with concentrations of credit. Concentrations of credit include significant lending activities in specific geographic areas and large extensions of credit to individual borrowers. The Bank's loan portfolio consists of loans secured by real estate within its market area. At December 31, 2010 and 2009, loans representing 49.0% and 50.0%, respectively, of the Bank's total loans receivable were secured by real estate located in the state of Indiana and 34.5% and 33.2%, respectively, were secured by real estate located in the state of Illinois. At December 31, 2010, the Bank also had a concentration of loans secured by office and/or warehouse buildings totaling $207.3 million or 28.3% of its total loan portfolio.

At December 31, 2010 and 2009, the Company did not have any loans held for sale.

At December 31, 2010 and 2009, the Company serviced $25.9 million and $22.5 million, respectively, of loans for others including one-to-four family mortgages and commercial participations sold.

Activity in the allowance for loan losses for 2010 is as follows:

| | Commercial and Industrial | Commercial Real Estate — Owner Occupied | Commercial Real Estate — Non-Owner Occupied | Commercial Real Estate — Multifamily | Construction and Land Development | Commercial Participations | One-to-four Family Residential | HELOC | Retail Construction | Other | Total Loans Receivable |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | | | | | | |
| Allowance for loan losses: | | | | | | | | | | | |
| Balance at beginning of year | $ 867 | $ 1,589 | $ 6,584 | $ 679 | $ 892 | $ 6,410 | $ 1,727 | $ 531 | $ 117 | $ 65 | $ 19,461 |
| Provision for loan losses | 1,251 | (418) | 1,100 | (261) | (785) | 1,497 | 385 | 1,066 | (110) | 152 | 3,877 |
| Loans charged-off: | | | | | | | | | | | |
| Current year charge-offs | (848) | (82) | (797) | (85) | (1) | (1,076) | (773) | (310) | — | (111) | (4,083) |
| Previously established specific allowance | — | — | — | — | — | (2,302) | — | — | — | — | (2,302) |
| Total loans charged-off: | (848) | (82) | (797) | (85) | (1) | (3,378) | (773) | (310) | — | (111) | (6,385) |
| Recoveries | 9 | 1 | 19 | 17 | 82 | 30 | 17 | 22 | — | 29 | 226 |
| Balance at end of year | $ 1,279 | $ 1,090 | $ 6,906 | $ 350 | $ 188 | $ 4,559 | $ 1,356 | $ 1,309 | $ 7 | $ 135 | $ 17,179 |
| Ending balance: | | | | | | | | | | | |
| Individually evaluated for impairment | $ — | $ 433 | $ 4,492 | $ — | $ — | $ 3,497 | $ — | $ — | $ — | $ — | $ 8,422 |
| Collectively evaluated for impairment | $ 1,279 | $ 657 | $ 2,414 | $ 350 | $ 188 | $ 1,062 | $ 1,356 | $ 1,309 | $ 7 | $ 135 | $ 8,757 |
| Loans receivable: | | | | | | | | | | | |
| Balance at end of year | $ 74,940 | $ 99,435 | $ 191,998 | $ 72,080 | $ 24,310 | $ 23,594 | $ 185,321 | $ 56,177 | $ 3,176 | $ 2,122 | $ 733,153 |
| Individually evaluated for impairment | $ 3,692 | $ 11,135 | $ 21,218 | $ 264 | $ 9,183 | $ 9,499 | $ — | $ — | $ — | $ — | $ 54,991 |
| Collectively evaluated for impairment | $ 71,248 | $ 88,300 | $ 170,780 | $ 71,816 | $ 15,127 | $ 14,095 | $ 185,321 | $ 56,177 | $ 3,176 | $ 2,122 | $ 678,162 |

Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 2009 and 2008:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| | (Dollars in thousands) | |
| Balance at beginning of year | $ 15,558 | $ 8,026 |
| Loans charged-off: | | |
| Current year charge-offs | (8,528) | (17,696) |
| Previously established specific reserves | (442) | (1,202) |
| Total loans charged-off | (8,970) | (18,898) |
| Recoveries of loans previously charged-off | 285 | 134 |
| Net loans charged-off | (8,685) | (18,764) |
| Provision for loan losses | 12,588 | 26,296 |
| Balance at end of year | $ 19,461 | $ 15,558 |

The Company, as a matter of good risk management practices, utilizes objective loan grading matrices to assign risk ratings to all commercial loans. The risk rating criteria is clearly supported by core credit attributes that emphasize debt service coverage, operating trends, collateral, and guarantor liquidity, and further removes subjective criteria and bias from the analysis. Retail loans are rated pass until they become 90 days or more delinquent, put on non-accrual status, and generally rated substandard. The Company uses the following definitions for risk ratings:

- *Pass.* Loans that meet the conservative underwriting guidelines that include core credit attributes noted above as measured by the loan grading matrices at levels that are in excess of the minimum amounts required to adequately service the loans.
- *Pass Watch.* Loans which are performing per their contractual terms and are not necessarily demonstrating signs of credit or operational weakness, including but not limited to delinquency. Loans in this category are monitored by management for timely payments. Current financial information may be pending or, based upon the most recent analysis of the loan, possess credit attributes that are sufficient to adequately service the loan, but are less than the parameters required for a pass risk rating. This rating is considered transitional because management does not have current financial information to determine the appropriate risk grade or the quality of the loan appears to be changing. Loans may be graded as pass watch when a single event may have occurred that could be indicative of an emerging issue or indicate trending that would warrant a change in the risk rating.
- *Special Mention.* Loans that have a potential weakness that will be closely monitored by management. A credit graded special mention does not expose the Company to elevated risk that would warrant an adverse classification.
- *Substandard.* Loans that are inadequately protected by the current net worth and paying capacity of the borrower, guarantor, or the collateral pledged. Loans classified as substandard have a well-defined weakness or weaknesses, characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
- *Doubtful.* Loans that have the same weaknesses as those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The Company's loans receivable portfolio is summarized by risk category as follows at December 31, 2010:

| | Pass | Pass Watch | Special Mention | Substandard | Doubtful | Total |
|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | |
| Commercial loans: | | | | | | |
| Commercial and industrial | $ 62,969 | $ 3,908 | $ 7,813 | $ 228 | $ 22 | $ 74,940 |
| Commercial real estate – owner occupied | 65,768 | 20,239 | 4,310 | 9,118 | — | 99,435 |
| Commercial real estate – non-owner occupied | 142,636 | 25,191 | 2,448 | 21,723 | — | 191,998 |
| Commercial real estate – multifamily | 61,822 | 8,238 | 708 | 1,312 | — | 72,080 |
| Commercial construction and land development | 10,138 | 4,989 | — | 9,183 | — | 24,310 |
| Commercial participations | 14,095 | — | — | 9,499 | — | 23,594 |
| Total commercial loans | 357,428 | 62,565 | 15,279 | 51,063 | 22 | 486,357 |
| Retail loans: | | | | | | |
| One-to-four family residential | 181,991 | — | 107 | 3,223 | — | 185,321 |
| Home equity lines of credit | 55,688 | — | — | 489 | — | 56,177 |
| Retail construction | 2,973 | — | — | 203 | — | 3,176 |
| Other | 2,118 | — | — | 4 | — | 2,122 |
| Total retail loans | 242,770 | — | 107 | 3,919 | — | 246,796 |
| Total loans | $ 600,198 | $ 62,565 | $ 15,386 | $ 54,982 | $ 22 | $ 733,153 |

The Company's loan portfolio delinquency status is summarized in the following table at December 31, 2010. Total loans 90 days past due and still accruing were $640,000 at December 31, 2009.

| | 30-59 Days Past Due | 60-89 Days Past Due | Greater Than 90 Days | Total Past Due | Current | Total Loans Receivable | Total Loans > 90 Days And Accruing |
|---|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | | |
| Commercial loans: | | | | | | | |
| Commercial and industrial | $ 448 | $ 664 | $ 180 | $ 1,292 | $ 73,648 | $ 74,940 | $ — |
| Commercial real estate – owner occupied | 678 | 3,691 | 11,464 | 15,833 | 83,602 | 99,435 | 2,346 |
| Commercial real estate – non-owner occupied | 361 | 216 | 9,081 | 9,658 | 182,340 | 191,998 | 123 |
| Commercial real estate – multifamily | 656 | — | 436 | 1,092 | 70,988 | 72,080 | — |
| Commercial construction and land development | — | 536 | 9,023 | 9,559 | 14,751 | 24,310 | — |
| Commercial participations | — | — | 9,660 | 9,660 | 13,934 | 23,594 | — |
| Total commercial loans | 2,143 | 5,107 | 39,844 | 47,094 | 439,263 | 486,357 | 2,469 |
| Retail loans: | | | | | | | |
| One-to-four family residential | 4,229 | 1,832 | 2,589 | 8,650 | 176,671 | 185,321 | — |
| Home equity lines of credit | 386 | 8 | 642 | 1,036 | 55,141 | 56,177 | — |
| Retail construction | — | — | 203 | 203 | 2,973 | 3,176 | — |
| Other | 1 | — | 4 | 5 | 2,117 | 2,122 | — |
| Total retail loans | 4,616 | 1,840 | 3,438 | 9,894 | 236,902 | 246,796 | — |
| Total loans receivable | $ 6,759 | $ 6,947 | $ 43,282 | $ 56,988 | $ 676,165 | $ 733,153 | $ 2,469 |

Impaired loans were as follows at December 31, 2010:

| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Loans without a specific valuation allowance: | | | | | |
| Commercial and industrial | $ 3,692 | $ 3,976 | $ — | $ 4,738 | $ 128 |
| Commercial real estate – owner occupied | 5,041 | 5,082 | — | 5,059 | — |
| Commercial real estate – non-owner occupied | 6,664 | 6,834 | — | 6,695 | 144 |
| Commercial real estate – multifamily | 264 | 264 | — | 268 | 4 |
| Commercial construction and land development | 9,183 | 11,498 | — | 9,313 | — |
| Commercial participations | 4,197 | 8,012 | — | 4,397 | — |
| One-to-four family residential | 2,847 | 2,891 | — | 2,758 | 122 |
| Loans with a specific valuation allowance: | | | | | |
| Commercial real estate – owner occupied | $ 2,798 | $ 3,168 | $ 433 | $ 2,900 | $ — |
| Commercial real estate – non-owner occupied | 17,850 | 18,311 | 4,492 | 18,066 | — |
| Commercial participations | 5,302 | 5,443 | 3,497 | 5,302 | — |
| Total impaired loans: | | | | | |
| Commercial | $ 54,991 | $ 62,588 | $ 8,422 | $ 56,738 | $ 276 |
| Retail | 2,847 | 2,891 | — | 2,758 | 122 |

Impaired loans were as follows at December 31, 2009 (dollars in thousands):

| | |
|---|---|
| Impaired loans: | |
| With a valuation reserve | $ 17,200 |
| With no valuation reserve required | 42,021 |
| Total impaired loans | $ 59,221 |
| Valuation reserve relating to impaired loans | $ 9,181 |
| Average impaired loans during the year | 48,547 |

At December 31, 2010 and 2009, the Company had $9.0 million and $10.2 million, respectively, of loan modifications meeting the definition of a troubled debt restructuring (*TDR*) that were performing in accordance with their agreements and accruing interest that are included above in our impaired loans without a specific valuation reserve. The 2010 loan modifications include one commercial and industrial relationship totaling $3.6 million, two non-owner occupied commercial real estate relationships totaling $3.3 million, one multifamily relationship totaling $264,000, and one-to-four family residential loans totaling $1.9 million. The loan modifications included short-term extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations.

Non-accrual loans are summarized as follows:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (Dollars in thousands) | |
| Commercial loans: | | |
| Commercial and industrial | $ 228 | $ 1,399 |
| Commercial real estate – owner occupied | 9,119 | 3,627 |
| Commercial real estate – non-owner occupied | 21,512 | 11,945 |
| Commercial real estate – multifamily | 1,071 | 623 |
| Commercial construction and land development | 9,183 | 9,488 |
| Commercial participations | 9,499 | 26,729 |
| Total commercial loans | 50,612 | 53,811 |
| Retail loans: | | |
| One-to-four family residential | 2,955 | 4,519 |
| Home equity lines of credit | 718 | 393 |
| Retail construction | 203 | 279 |
| Other | 4 | 7 |
| Total retail loans | 3,880 | 5,198 |
| Total non-accrual loans | $ 54,492 | $ 59,009 |

## 4. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized as follows:

| | Estimated Useful Lives | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| | | (Dollars in thousands) | |
| Land | — | $ 3,588 | $ 3,588 |
| Land for future banking centers | — | 1,507 | 1,507 |
| Buildings | 30-40 years | 22,422 | 20,876 |
| Leasehold improvements | 1-5 years | 1,129 | 1,368 |
| Furniture and equipment | 3-15 years | 13,050 | 13,246 |
| Construction in progress | — | 484 | 858 |
| | | 42,180 | 41,443 |
| Less: accumulated depreciation and amortization | | 21,716 | 21,061 |
| | | $ 20,464 | $ 20,382 |

Depreciation expense charged to operations for the years ended 2010, 2009, and 2008, was $1.6 million, $1.6 million, and $1.7 million, respectively.

## 5. GOODWILL AND INTANGIBLE ASSETS

Pursuant to ASC 350-20, *Goodwill*, at December 31, 2008, management recorded a non-cash impairment charge of $1.2 million equal to the carrying value of its goodwill which was acquired through the Company's 2003 acquisition of a banking center in Illinois.

The Company also acquired core deposit intangibles in conjunction with the same banking center acquisition. The intangible assets acquired amounted to $325,000 in cost and were amortized over five years. Amortization expense related to these intangibles totaled $49,000 in 2008 and was fully amortized in 2008.

## 6. DEPOSITS

The following table is a summary of the Company's deposits and weighted-average cost of deposits at December 31, 2010 and 2009.

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | (Dollars in thousands) | | | |
| | | % of Total | | % of Total |
| Checking accounts: | | | | |
| Non-interest bearing | $ 90,315 | 9.5 | $ 89,364 | 10.5 |
| Interest-bearing | 149,948 | 15.9 | 129,305 | 15.2 |
| Money market accounts | 177,566 | 18.8 | 152,009 | 17.9 |
| Savings accounts | 121,504 | 12.8 | 113,865 | 13.4 |
| Core deposits | 539,333 | 57.0 | 484,543 | 57.0 |
| Certificate of deposit accounts: | | | | |
| 12 months or less | 310,525 | 32.9 | 304,163 | 35.8 |
| 13 – 24 months | 40,895 | 4.3 | 30,782 | 3.6 |
| 25 – 36 months | 32,033 | 3.4 | 15,100 | 1.8 |
| 37 – 48 months | 8,972 | .9 | 6,701 | .8 |
| 49 – 60 months | 13,441 | 1.4 | 7,680 | .9 |
| Over 60 months | 685 | .1 | 789 | .1 |
| Total certificates of deposit | 406,551 | 43.0 | 365,215 | 43.0 |
| Total deposits | $ 945,884 | 100.0 % | $ 849,758 | 100.0 % |
| Weighted-average cost of deposits | .92% | | 1.10% | |

The aggregate amount of certificates of deposit in denominations of $100,000 or more was $134.6 million and $116.1 million at December 31, 2010 and 2009, respectively. The aggregate amount of certificates of deposit in denominations of $250,000 or more was $24.0 million and $23.9 million at December 31, 2010 and 2009, respectively.

Interest expense on deposit accounts is summarized as follows for the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | |
| Interest-bearing checking | $ 259 | $ 346 | $ 612 |
| Money market accounts | 1,086 | 1,133 | 3,768 |
| Savings accounts | 349 | 399 | 589 |
| Certificates of deposit | 6,680 | 8,569 | 13,130 |
| | $ 8,374 | $ 10,447 | $ 18,099 |

## 7. BORROWED FUNDS

Borrowed funds are summarized as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Amount | Weighted-Average Contractual Rate | Amount | Weighted-Average Contractual Rate |
| | (Dollars in thousands) | | | |
| Advances from FHLB of Indianapolis: | | | | |
| Variable rate advance due in 2010 | $ — | -% | $ 6,000 | .47% |
| Fixed rate advances due in: | | | | |
| 2010 | — | - | 41,000 | 1.56 |
| 2011 | 15,000 | 3.75 | 15,000 | 3.75 |
| 2013 | 15,000 | 2.22 | 15,000 | 2.22 |
| 2014 (1) | 1,096 | 6.71 | 1,122 | 6.71 |
| 2018 (1) | 2,513 | 5.54 | 2,582 | 5.54 |
| 2019 (1) | 6,589 | 6.30 | 6,805 | 6.30 |
| Total FHLB advances | 40,198 | 3.79 | 87,509 | 2.53 |
| Short-term variable-rate borrowed funds: | | | | |
| Repo Sweep accounts | 13,352 | .50 | 15,659 | .50 |
| Federal Reserve Bank discount window | — | - | 8,640 | .50 |
| Total short-term borrowed funds | 13,352 | .50 | 24,299 | .50 |
| Total borrowed funds | $ 53,550 | 2.97% | $ 111,808 | 2.09% |

(1) These are amortizing advances and are listed by their contractual final maturity date.

Required principal payments of FHLB of Indianapolis advances are as follows:

| | (Dollars in thousands) |
|---|---|
| Year Ended December 31: | |
| 2011 | $ 15,333 |
| 2012 | 356 |
| 2013 | 15,381 |
| 2014 | 1,380 |
| 2015 | 400 |
| Thereafter | 7,348 |
| | $ 40,198 |

Pursuant to collateral agreements, FHLB of Indianapolis advances are secured by the following assets:

| Description of Collateral | Amount Pledged |
|---|---|
| | (Dollars in thousands) |
| FHLB of Indianapolis stock | $ 20,282 |
| Loans secured by residential first mortgage loans | 170,534 |
| Loans secured by commercial first mortgage loans | 64,312 |
| | $ 255,128 |

Repo Sweeps are treated as financings; the obligation to repurchase investment securities sold is reflected as short-term borrowed funds. The investment securities underlying these Repo Sweeps continue to be reflected as assets of the Company in the consolidated statements of financial condition. The average amount of Repo Sweeps outstanding during the years ended December 31, 2010 and 2009 was $14.7million and $12.6 million, respectively, and the weighted-average rate paid was .50% and .70%, respectively. The maximum amount of Repo Sweeps outstanding during the years ended December 31, 2010 and 2009 was $19.5 million and $16.3 million, respectively.

Interest expense on borrowed funds totaled $1.8 million, $3.3 million, and $6.6 million for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010 and 2009, the Bank had a line of credit with a maximum of $15.0 million in secured overnight federal funds at the federal funds market rate at the time of any borrowing. This line was not utilized during 2010. At December 31, 2009, the Bank did not have an outstanding balance on this line. The average amount borrowed during the year ended December 31, 2009 was $1.0 million and the weighted-average interest rate paid was .55%. The maximum amount borrowed during the year ended December 31, 2009 pursuant to this line was $21.8 million.

The Bank also has a borrowing relationship with the Federal Reserve Bank (*FRB*) discount window. At December 31, 2010, the Bank did not have an outstanding balance with the FRB. During the years ended December 31, 2010 and 2009, the average amount borrowed from the FRB was $191,000 and $1.0 million, respectively, and the weighted-average rate paid was .50% for both periods. During the years ended December 31, 2010 and 2009, the maximum amount borrowed from the FRB was $8.6 million and $14.6 million, respectively.

Pursuant to the Company's informal regulatory agreement with the OTS, the parent company is prohibited from incurring or issuing any debt, increasing any current lines of credit, or guaranteeing the debt of any entity, without approval from the OTS.

## 8. EMPLOYEE BENEFIT PLANS

***401(k) Retirement Plan*** – The Bank's 401(k) Retirement Plan allows employees to make pre-tax or after tax contributions to the plan, subject to certain limitations. Beginning in 2008, all employees who have attained age 21 years are eligible to participate in this Plan after three months of employment.

The Bank matches 100% of the employees' contribution on the first 1% of the employees' compensation, and 50% of the employees' contribution on the next 5% of the employees' compensation. The Company at its discretion may make additional contributions to the plan. Employees' contributions vest immediately while the Bank's matching contributions vest 100% after two years of service. Plan expense for the years ended December 31, 2010, 2009, and 2008 was $411,000, $422,000, and $359,000, respectively.

***Employee Stock Ownership Plan*** – The Citizens Financial Bank ESOP is a qualified benefit plan under Internal Revenue Service guidelines. It covers all full-time employees who have attained at least 21 years of age and completed one year of service. Upon formation in 1998, the ESOP borrowed $14.3 million from the Company and purchased 1,428,300 shares of common stock.

The Bank made contributions to the ESOP in order to pay down the outstanding loan totaling $1.2 million and $3.1 million during 2009 and 2008, respectively. During 2009, the ESOP loan was paid in full and the remaining 83,519 shares were allocated to the participants. Compensation expense related to the Company's ESOP was $235,000 and $853,000, respectively, for the years ended December 31, 2009 and 2008. At December 31, 2009, all shares of Company common stock held by the ESOP were allocated to participants. Effective following the close of business on December 31, 2010, the ESOP was merged with and into the Bank's 401(k) Retirement Plan.

***Defined Benefit Pension Plan*** – The Bank participates in an industry-wide, multi-employer, defined benefit pension plan which was frozen effective March 1, 2003. The Plan covered full-time employees who had attained at least 21 years of age and completed one year of service. In addition, employees who would have been eligible after March 1, 2003 are not eligible to enter the plan. No further benefits will accrue subsequent to the freeze and the freeze does not reduce the benefits accrued to date.

Calculations to determine full-funding status are made annually by the third-party plan administrator as of June 30. Pension expense for the years ended December 31, 2010, 2009, and 2008 was $115,000, $93,000, and $872,000, respectively. The decrease in the pension expense during 2009 was based on information the Company received from its plan administrator with respect to its annual funding requirements. Plan specific asset and benefit information is not available for participating associations on an individual participant basis since each participant has an undivided interest in the plan assets.

***Supplemental Employee Retirement Plans (SERP)*** – The Company provides supplemental retirement benefits for certain senior officers. The plans provide benefits which supplement those provided under the Company's qualified benefit plans where an executive's benefit is affected by limits imposed by the Internal Revenue Code. The Supplemental Pension Plan was frozen in 2003 along with the Company's qualified pension plan. There was no expense related to this plan in 2010, 2009, and 2008.

## 9. SHARE-BASED COMPENSATION

The Company accounts for its stock options in accordance with ASC 718-10, *Compensation – Stock Based Compensation*. ASC 718-10 addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock, and stock appreciation rights. ASC 718-10 requires all share-based payments to be recognized as expense, based upon their fair values, in the consolidated financial statements over the requisite service period of the awards.

***Omnibus Equity Incentive Plan*** – The Company's 2008 Omnibus Equity Incentive Plan (*Equity Incentive Plan*) authorized the issuance of 270,000 shares of its common stock. In addition, there are 64,500 shares that had not yet been issued or were forfeited, cancelled or unexercised at the end of the option term under the 2003 Stock Option Plan that are available for any type of stock-based awards in the future under the Equity Incentive Plan. At December 31, 2010, 184,590 shares were available for future grants under the Equity Incentive Plan.

Awards under the Equity Incentive Plan may be subject to the achievement of performance goals based on specific business criteria set forth in the Equity Incentive Plan. If the performance goals are achieved, then continued service with the Company or one of its affiliates also will generally be required before the award becomes fully vested. Awards that are not subject to the achievement of performance goals will require continued service with the Company or one of its affiliates for specific time periods prior to full vesting of the award. The Compensation Committee of the Board of Directors will determine whether an award will be subject to the achievement of performance goals and, if so, which performance goals must be achieved.

***Restricted Stock*** – During 2010, the Compensation Committee granted additional service- and performance-based awards under the Equity Incentive Plan. A total of 120,392 shares of restricted stock were granted to officers and key employees of the Company, of which 10,132 shares were forfeited during 2010 for a net issuance of 110,260 shares. The 2010 awards included 43,944 shares of service-based and 66,316 shares of performance-based awards, net of forfeitures. The weighted-average fair market value of the restricted stock awards granted, net of forfeitures, during 2010 was $3.63 per share based on the fair market value on the grant dates and totaled $401,000. The 2010 service-based awards vest 33%, 33%, and 34% on May 1, 2012, 2013, and 2014, respectively, and the 2010 performance-based awards, if earned, will vest in the same manner.

The expense for the restricted stock awards is being recorded over their service period which is between 47 and 51 months from the date of grant. The Company estimates the impact of forfeitures based on its historical experience with previously granted restricted stock and will consider the impact of the forfeitures when determining the amount of expense to record for the restricted stock granted. The Company estimates the probable outcome of achieving its performance target related to the performance-based awards and revises the related expense accordingly. The Company reissued treasury shares to satisfy the restricted stock awards.

The following table presents the restricted stock activity for the year ended December 31, 2010.

| | | Number of Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|---|
| Unvested at December 31, 2009 | | 165,664 | $ 6.04 |
| 2010 Awards: | | | |
| Granted | 120,392 | | 3.62 |
| Forfeited | (10,132) | | 3.49 |
| Net 2010 grant awards | | 110,260 | 3.63 |
| Vested | | (14,883) | 13.70 |
| Forfeited | | (73,014) | 3.56 |
| Unvested as of December 31, 2010 | | 188,027 | $ 4.98 |

The compensation expense related to restricted stock for the years ended December 31, 2010, 2009, and 2008 totaled $222,000, $192,000, and $109,000, respectively. At December 31, 2010, the remaining unamortized cost of the restricted stock awards is reflected as a reduction in additional paid-in capital and totaled $937,000. This cost is expected to be recognized over a weighted-average period of 2.7 years.

Subsequent to December 31, 2010, 35,745 shares of performance-based restricted stock granted during 2010 were deemed unearned, and therefore, were deemed forfeited by the Compensation Committee due to the Company meeting only 46.1% of its performance targets for the year ended December 31, 2010. The Company recorded expense on the estimated earned portion of the restricted stock shares during 2010.

On February 22, 2011, the Compensation Committee granted awards under the Equity Incentive Plan. A total of 54,915 shares of restricted stock were granted to officers and key employees of the Company. The grants included 42,540 shares of restricted stock as performance-based awards to officers and key employees. These awards are subject to the achievement of diluted earnings per share targets of the Company for the year ended December 31, 2011. The grants also included 12,375 shares of restricted stock as service-based awards to officers and key employees. Both the earned performance-based awards, if any, and the service-based awards will vest as follows:

| Date | Cumulative Percent Vested |
|---|---|
| May 1, 2013 | 33 % |
| May 1, 2014 | 66 |
| May 1, 2015 | 100 |

***Stock Options*** – The Company has stock option plans under which shares of Company common stock are reserved for the grant of both incentive and non-qualified stock options to directors, officers, and employees. These plans were frozen in conjunction with the approval of the Equity Incentive Plan such that no new awards will be made under either of these plans. The dates the stock options are first exercisable and expire were determined by the Compensation Committee of the Company's Board of Directors at the time of the grant. The exercise price of the stock options was equal to the fair market value of the common stock on the grant date. All of the Company's options are fully vested.

The following table presents the activity related to options under the Company's stock option plans for the year ended December 31, 2010.

| | 2010 | |
|---|---|---|
| | Number of Options | Weighted-Average Exercise Price |
| Beginning of year | 769,795 | $ 13.08 |
| Granted | — | — |
| Exercised | — | — |
| Forfeited | (3,000) | 13.48 |
| Expired unexercised | (115,800) | 10.99 |
| End of year | 650,995 | $ 13.44 |

At December 31, 2010, all of the Company's outstanding stock options were out-of-the-money. At December 31, 2010, the weighted-average contractual life of the Company's outstanding stock options was 2.5 years. There were no stock options granted during 2010, 2009, or 2008. The Company reissues treasury shares to satisfy option exercises. There were no options exercised during 2010 and 2009. The aggregate intrinsic value of options exercised at the time of exercise during the year ended December 31, 2008 was $134,000. Cash received from option exercises during the year ended December 31, 2008 totaled $830,000. The actual income tax benefit realized for the tax deduction from option exercises totaled $46,000 for the year ended December 31, 2008.

## 10. INCOME TAXES

Income tax expense (benefit) was allocated as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | |
| Income (loss) from operations | $ 707 | $ (2,262) | $ (8,673) |
| Shareholders' equity for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes | — | (233) | (497) |
| | $ 707 | $ (2,495) | $ (9,170) |

Income tax expense (benefit) consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | |
| Current tax expense (benefit): | | | |
| Federal | $ 183 | $ (670) | $ 62 |
| State | — | — | — |
| Deferred tax expense (benefit): | | | |
| Federal | 474 | (1,414) | (7,413) |
| State | 50 | (178) | (1,322) |
| | $ 707 | $ (2,262) | $ (8,673) |

A reconciliation of the statutory federal income tax rate to the effective income tax (benefit) rate is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Statutory rate | 34.0 % | (34.0)% | (34.0)% |
| State taxes | (1.1 ) | (4.2) | (4.4) |
| Bank-owned life insurance | (7.3 ) | (26.5) | (2.2) |
| Low-income housing tax credits | (7.9 ) | (13.0) | (1.8) |
| Other | (.7) | (2.9) | (1.0) |
| Effective tax (benefit) rate | 17.0 % | (80.6)% | (43.4)% |

The Company's effective tax rate for 2010 was 17.0% compared to an effective tax benefit rate of 80.6% for 2009. The significant change in the Company's effective tax rate was mainly the result of higher pretax income and lower bank-owned life insurance income. The overall effective tax rates continue to benefit from the Company's investment in bank-owned life insurance and the application of available tax credits.

Significant components of deferred tax assets and liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (Dollars in thousands) | |
| Deferred tax assets: | | |
| Allowance for loan losses | $ 6,320 | $ 7,160 |
| Specific reserves on other real estate owned | 1,217 | 936 |
| Deferred compensation | 175 | 163 |
| Deferred loan fees | 246 | 255 |
| Depreciation/amortization | 461 | 516 |
| Net operating loss carryforwards | 1,399 | 1,328 |
| Alternative minimum tax carryforwards | 1,914 | 1,789 |
| General business tax credits | 3,322 | 2,986 |
| Other-than-temporary impairments on investment securities available-for-sale | 1,683 | 1,683 |
| Other | 616 | 1,185 |
| | 17,353 | 18,001 |
| Deferred tax liabilities: | | |
| FHLB stock dividends | 859 | 1,014 |
| Other | 403 | 372 |
| | 1,262 | 1,386 |
| Net deferred tax assets | 16,091 | 16,615 |
| Tax effect of adjustment related to unrealized depreciation on investment securities available-for-sale | 1,832 | 1,421 |
| Net deferred tax assets including adjustments | $ 17,923 | $ 18,036 |

At December 31, 2010 and 2009, the Company determined that it is more likely than not that the deferred tax assets will be realized, largely based on available tax planning strategies and its projections of future taxable income. Therefore, no valuation reserve was recorded at December 31, 2010 or December 31, 2009. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning our evaluation of both positive and negative evidence, our forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Positive evidence includes current positive earnings trends, the existence of taxes paid in available carryback years, and the probability that taxable income will be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends. Failure to achieve sufficient projected taxable income might affect the ultimate realization of the net deferred tax assets.

Prior to 1988, the Bank qualified as a bank under provisions of the Internal Revenue Code which permitted it to deduct from taxable income an allowance for bad debts, which differed from the provision for such losses charged to income. Retained earnings at December 31, 2010 and 2009 included approximately $12.5 million for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable rates. The unrecorded deferred tax liability at December 31, 2010 and 2009 would have been approximately $4.9 million.

At December 31, 2010, the Company had state net operating losses of $25.2 million which are being carried forward to reduce future taxable income. The carryforwards expire between 2018 and 2025. At December 31, 2010, the Company had approximately $1.9 million of alternative minimum tax credits with no expiration date that are available to offset future federal income tax expense. At December 31, 2010, the Company also had approximately $3.3 million of low-income housing tax credits available to offset future federal income tax expense. These credits expire between 2022 and 2030.

## 11. SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

In March 2008, the Company announced a share repurchase plan for an additional 530,000 shares. During 2008, the Company purchased a total of 81,388 shares at an average cost of $14.39 per share. Pursuant to the Company's informal regulatory agreement with the OTS, the Company is prohibited from repurchasing shares without prior approval from the OTS. As such, the Company did not repurchase any of its common stock during 2010 or 2009. Total shares available for repurchase under this plan are 448,612 at December 31, 2010.

OTS regulations impose limitations upon all capital distributions by a savings institution if the institution would not be "well capitalized" after the distributions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire its own stock, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The regulations provide that an institution must submit an application to the OTS to receive approval of the capital distributions if the institution (i) is not eligible for expedited treatment; or (ii) for which its total amount of capital distributions for the applicable calendar year exceeds its net income for that year to date plus its retained income for the preceding two years; or (iii) would not be at least adequately capitalized following the distribution; or (iv) would violate a prohibition contained in a statute, regulation, or agreement between the institution and the OTS by performing the capital distribution. Under any other circumstances, the institution would be required to provide a written notice to the OTS prior to the capital distribution. Based on its retained income for the preceding two years and under the terms of the Bank's informal regulatory agreement with the OTS, the Bank is currently restricted from making any capital distributions without prior written approval from the OTS.

The principal sources of cash flow for the Company are dividends from the Bank. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payments of dividends by the Bank are largely dependent upon individual regulatory capital requirements and levels of profitability.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the below table of the total risk-based, tangible, and core capital, as defined in the regulations. The Bank met all capital adequacy requirements to which it is subject as of December 31, 2010 and 2009.

At December 31, 2010, the Bank was deemed to be "well capitalized" and in excess of regulatory requirements set by the OTS. The total amount of deferred tax assets not included for regulatory capital purposes was $11.9 million and $13.8 million, respectively, at December 31, 2010 and December 31, 2009. Determining the amount of deferred tax assets included or excluded in periodic regulatory capital calculations requires significant judgment when assessing a number of factors. In assessing the amount of the deferred tax assets includable in capital, management considers a number of relevant factors including the amount of deferred tax assets dependent on future taxable income, the amount of taxes that could be recovered through loss carrybacks, the reversal of temporary book tax differences, projected future taxable income within one year, tax planning strategies, and OTS limitations. Using all information available to management at each statement of condition date, these factors are reviewed and can and do vary from period to period.

The current regulatory capital requirements and the actual capital levels of the Bank at December 31, 2010 and December 31, 2009 are provided below. There are no conditions or events since that date that management believes have changed the Bank's category. At December 31, 2010, the Bank's adjusted total assets were $1.1 billion and its risk-weighted assets were $825.1 million.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollars in thousands) | | | | | |
| As of December 31, 2010: | | | | | | |
| Tangible capital to adjusted total assets | $ 101,144 | 9.07% | $ 16,719 | >=1.5% | $ 22,292 | >=2.0% |
| Tier 1 (core) capital to adjusted total assets | 101,144 | 9.07 | 44,583 | >=4.0 | 55,729 | >=5.0 |
| Tier 1 (core) capital to risk-weighted assets | 101,144 | 12.26 | 33,005 | >=4.0 | 49,508 | >=6.0 |
| Total capital to risk-weighted assets | 109,869 | 13.32 | 66,011 | >=8.0 | 82,514 | >=10.0 |
| As of December 31, 2009: | | | | | | |
| Tangible capital to adjusted total assets | $ 95,078 | 8.88% | $ 16,064 | >=1.5% | $ 21,419 | >=2.0% |
| Tier 1 (core) capital to adjusted total assets | 95,078 | 8.88 | 42,838 | >=4.0 | 53,548 | >=5.0 |
| Tier 1 (core) capital to risk-weighted assets | 95,078 | 11.15 | 34,100 | >=4.0 | 51,150 | >=6.0 |
| Total capital to risk-weighted assets | 105,323 | 12.35 | 68,200 | >=8.0 | 85,250 | >=10.0 |

## 12. COMMITMENTS AND CONTINGENCIES

The Bank is party to various financial instruments with off-balance sheet risk in the normal course of business. These instruments include commitments to extend credit, letters of credit, and credit enhancements. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements. The contractual amounts of credit-related financial instruments, such as commitments to extend credit, letters of credit, and credit enhancements, represent the amounts of potential loss should the contract be fully drawn upon, the customer default, or the value of any existing collateral become worthless.

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Fixed Rate | Variable Rate | Fixed Rate | Variable Rate |
| | (Dollars in thousands) | | | |
| Commitments to extend credit: | | | | |
| Commercial and industrial | $ 1,971 | $ 11,297 | $ 1,052 | $ 3,619 |
| Commercial real estate – owner occupied | 2,764 | 880 | 2,030 | 406 |
| Commercial real estate – non-owner occupied | 1,965 | — | 2,164 | 60 |
| Commercial real estate – multifamily | 1,571 | 360 | 6,160 | 160 |
| Commercial construction and land development | — | 1,024 | — | 2,952 |
| Commercial participations | 48 | — | 181 | — |
| Retail | 1,962 | 750 | 1,449 | 107 |
| Commitments to fund unused: | | | | |
| Construction loans | 2,255 | 775 | 2,130 | 3,757 |
| Commercial business lines | 128 | 35,170 | — | 35,955 |
| Equity lines of credit | 32 | 53,255 | 59 | 55,830 |
| Letters of credit | — | 4,849 | — | 8,615 |
| Credit enhancements | 21,411 | — | 29,824 | — |

The commitments listed above do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. The fixed loan commitments have interest rates ranging from 3.63% to 6.75%. Letters of credit expire at various times through 2012 and credit enhancements expire at various times through 2018.

The Company also has commitments to fund community investments through investments in limited partnerships, which represent future cash outlays for the construction and development of properties for low-income housing, small business real estate, and historic tax credit projects that qualify under the Community Reinvestment Act. These commitments include $625,000 to be funded over four years. The timing and amounts of these commitments are projected based upon the financing arrangements provided in each project's partnership agreement, and could change due to variances in the construction schedule, project revisions, or the cancellation of the project. These commitments are not included in the commitment table above. See additional disclosures in Note 13.

Credit enhancements are related to the issuance by municipalities of taxable and non-taxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive a triple-A rating, which provides for a lower interest rate, the FHLB issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (*IDPLOC*) for the account of the Bank. Since the Bank, in accordance with the terms and conditions of a Reimbursement Agreement between the FHLB and the Bank, would be required to reimburse the FHLB for draws against the IDPLOC, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if the Bank had funded the project initially. Management's current lending strategy does not include the origination of new or additional credit enhancements.

The letters of credit and credit enhancements provided by the Company are considered financial guarantees under ASC 460-10, *Guarantees*, and were carried at a fair value of $157,000 in the aggregate as of December 31, 2010.

At December 31, 2010, the Company was obligated under certain noncancelable operating leases for premises and equipment, which expire at various dates through the year 2029. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices.

The following summary reflects the future minimum rental payments, by year, required under operating leases that, as of December 31, 2010, have initial or remaining noncancelable lease terms in excess of one year (dollars in thousands).

| Year Ended December 31: | |
|---|---|
| 2011 | $ 393 |
| 2012 | 285 |
| 2013 | 172 |
| 2014 | 122 |
| 2015 | 129 |
| Thereafter | 2,000 |
| | $ 3,101 |

Rental expense charged to operations in 2010, 2009, and 2008, totaled $434,000, $557,000, and $591,000, respectively, including amounts paid under short-term cancelable leases.

The Company is involved in routine legal proceedings that have arisen in the normal course of business. Management believes that the liability, if any, resulting from these matters will not be material to the consolidated financial condition or results of operations of the Company.

The Company has entered into employment agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions.

## 13. VARIABLE INTEREST ENTITIES

The Company has investments in nine low-income housing tax credit limited partnerships and one limited liability partnership for the development of shopping centers, for-sale housing, and the restoration of historic properties in low- and moderate income areas. Although these partnerships generate operating losses, the Company realizes a return on its investment through reductions in income tax expense that result from tax credits and the deductibility of the entities' operating losses. These investments were acquired at various times between 1996 and 2004 and are accounted for under the equity method. These entities are considered variable interest entities in accordance with ASC 810-10, *Consolidations*. Since the Company is not considered the primary beneficiary of these entities, it is not required to consolidate these investments. The Company's exposure is limited to its current recorded investment of $1.7 million plus $625,000 that the Company is obligated to pay over the next four years but has not yet funded.

## 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures fair value according to ASC 820-10, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as the Company's internal information. ASC 820-10 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 – Unadjusted quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth the Company's financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis during the dates indicated.

| | | Fair Value Measurements at December 31, 2010 | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (Dollars in thousands) | | | |
| Investment securities available-for-sale: | | | | |
| U.S. Treasury securities | $ 14,819 | $ — | $ 14,819 | $ — |
| GSE securities | 31,020 | — | 31,020 | — |
| Corporate bonds | 3,586 | — | 3,586 | — |
| Collateralized mortgage obligations | 60,755 | — | 60,755 | — |
| Commercial mortgage-backed securities | 68,698 | — | 68,698 | — |
| Pooled trust preferred securities | 18,125 | — | — | 18,125 |
| GSE preferred stock | 98 | 98 | — | — |

| | Fair Value | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (Dollars in thousands) | | | |
| Investment securities available-for-sale: | | | | |
| GSE securities | $ 41,457 | $ — | $ 41,457 | $ — |
| Mortgage-backed securities | 9,835 | — | 9,835 | — |
| Collateralized mortgage obligations | 66,768 | — | 66,768 | — |
| Commercial mortgage-backed securities | 50,522 | — | 50,522 | — |
| Pooled trust preferred securities | 20,012 | — | — | 20,012 |
| GSE preferred stock | 187 | 187 | — | — |

Investment securities available-for-sale are measured at fair value on a recurring basis. Level 2 investment securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of investment securities with similar characteristics and, because many fixed-income investment securities do not trade on a daily basis, apply available information through processes such as benchmark yield curves, benchmarking of like investment securities, sector groupings, and matrix pricing. In addition, model processes, such as an option adjusted spread model, are used to develop prepayment estimates and interest rate scenarios for investment securities with prepayment features.

Level 3 models are utilized when quoted prices are not available for certain investment securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined by using discounted cash flow analysis models, incorporating default rate assumptions, estimations of prepayment characteristics, and implied volatilities.

The Company determined that Level 3 pricing models should be utilized for valuing its pooled trust preferred investment securities. The markets for these securities and for similar securities at December 31, 2010 were not active. Given the limited number of observable transactions in the secondary market and the absence of a new issue market, management has determined an income valuation approach (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be more representative of fair value than the market approach valuation technique.

For its Level 3 pricing model, the Company uses externally produced fair values provided by a third party and compares them to other external pricing sources. Other external sources provided similar prices, both higher and lower, than those used by the Company. The external model uses deferral and default probabilities for underlying issuers, estimated deferral periods, and recovery rates on defaults.

The following is a reconciliation of the beginning and ending balances for the periods indicated of recurring fair value measurements recognized in the accompanying consolidated statements of condition using Level 3 inputs:

| | Available-for-sale Securities | |
|---|---|---|
| | 2010 | 2009 |
| | (Dollars in thousands) | |
| Beginning balance | $ 20,012 | $ 24,133 |
| Total realized and unrealized gains and losses: | | |
| Included in accumulated other comprehensive income (loss) | (1,267) | (3,546) |
| Principal repayments | (620) | (575) |
| Ending balance | $ 18,125 | $ 20,012 |

The following table sets forth the Company's financial and non-financial assets by level within the fair value hierarchy that were measured at fair value on a non-recurring basis during the dates indicated.

| | Fair Value | Fair Value Measurements at December 31, 2010 | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (Dollars in thousands) | | |
| Impaired loans | $ 15,258 | $ — | $ — | $ 15,258 |
| Other real estate owned | 4,837 | — | — | 4,837 |

| | Fair Value | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (Dollars in thousands) | | |
| Impaired loans | $ 29,411 | $ — | $ — | $ 29,411 |
| Other real estate owned | 1,740 | — | — | 1,740 |

Loans for which it is probable that the Bank will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans. If the impaired loan is identified as collateral-dependent, then the fair value method of measuring the amount of impairment is utilized. This method utilizes current independent appraisals or analysis to determine the market value of the collateral and then applying a discount factor to the value. Impaired loans that are collateral-dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Fair value measurements for impaired loans are performed pursuant to ASC 310-10, *Receivables,* and are measured on a non-recurring basis. Certain impaired loans were partially charged-off or re-evaluated during 2010. These impaired loans were carried at fair value as estimated using current and prior appraisals, discounting factors, the borrowers' financial results, estimated cash flows generated from the property, and other factors. The change in fair value of impaired loans that were valued based upon Level 3 inputs was approximately $4.1 million and $11.3 million for the years ended December 31, 2010 and 2009, respectively. This loss is not recorded directly as an adjustment to current earnings or comprehensive income (loss), but rather as a component in determining the overall adequacy of the allowance for loan losses. These adjustments to the estimated fair value of impaired loans may result in increases or decreases to the provision for loan losses recorded in future earnings.

The fair value of the Company's other real estate owned is determined using Level 3 inputs which include current and prior appraisals and estimated costs to sell. The change in fair value of other real estate owned was $762,000 and $1.8 million for the years ended December 31, 2010 and 2009, respectively, which was recorded as an adjustment to current earnings through other real estate owned related expenses.

The Company has the option to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the *Fair Value Option*) according to ASC 825-10, *Financial Instruments*. The Company is not currently engaged in any hedging activities and, as a result, did not elect to measure any financial instruments at fair value under ASC 825-10.

Disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate their value, is summarized below. The aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amounts and fair values of financial instruments consist of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (Dollars in thousands) | | | |
| **Financial Assets**: | | | | |
| Cash and cash equivalents | $ 61,754 | $ 61,754 | $ 24,428 | $ 24,428 |
| Investment securities, available-for-sale | 197,101 | 197,101 | 188,781 | 188,781 |
| Investment securities, held-to-maturity | 17,201 | 17,426 | 5,000 | 5,179 |
| Federal Home Loan Bank stock | 20,282 | 20,282 | 23,944 | 23,944 |
| Loans receivable, net of allowance for loan losses | 715,405 | 718,556 | 742,925 | 745,594 |
| Interest receivable | 3,162 | 3,162 | 3,469 | 3,469 |
| Total financial assets | $ 1,014,905 | $ 1,018,281 | $ 988,547 | $ 991,395 |
| **Financial Liabilities**: | | | | |
| Deposits | $ 945,884 | $ 948,804 | $ 849,758 | $ 850,894 |
| Borrowed funds | 53,550 | 55,572 | 111,808 | 113,379 |
| Interest payable | 106 | 106 | 145 | 145 |
| Total financial liabilities | $ 999,540 | $ 1,004,482 | $ 961,711 | $ 964,418 |

The carrying amount is the estimated fair value for cash and cash equivalents and accrued interest receivable and payable. Investment securities fair values are based on quotes received from a third-party pricing source and discounted cash flow analysis models. The fair value of Federal Home Loan Bank stock is based on its redemption value. The fair values for loans receivable are estimated using discounted cash flow analyses. Cash flows are adjusted for estimated prepayments where appropriate and are discounted using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

The fair value of checking, savings, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The fair value of borrowed funds is estimated based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Company's off-balance-sheet instruments, including lending commitments, letters of credit, and credit enhancements, approximates their book value and are not included in the above table.

## 15. OTHER COMPREHENSIVE INCOME (LOSS)

The related income tax effect and reclassification adjustments to the components of other comprehensive income (loss) for the periods indicated are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | |
| Unrealized holding losses arising during the period: | | | |
| Unrealized net losses | $ (358) | $ (1,309) | $ (8,389) |
| Related income tax benefit | 173 | 557 | 3,078 |
| Net unrealized losses | (185) | (752) | (5,311) |
| Less: reclassification adjustment for net gains (losses) realized during the period: | | | |
| Realized net gains (losses) | 689 | 1,092 | (4,265) |
| Related income tax (expense) benefit | (238) | (393) | 1,593 |
| Net realized gains (losses) | 451 | 699 | (2,672) |
| Change in other comprehensive loss | $ (636) | $ (1,451) | $ (2,639) |

## 16. RELATED PARTY DISCLOSURES

In compliance with applicable banking regulations, the Company may extend credit to certain officers and directors of the Company and its subsidiaries in the ordinary course of business under substantially the same terms as comparable third-party lending arrangements. The Company had loans and commitments to extend credit to directors and executive officers of $937,000 and $1.5 million at December 31, 2010 and 2009, respectively. The Company did not originate any new loans or commitments during 2010 to such persons.

## 17. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following are the condensed financial statements of CFS Bancorp, Inc., the parent company, as of December 31, 2010 and 2009 for the three years ended December 31, 2010 and should be read in conjunction with the other Notes to Consolidated Financial Statements.

### Condensed Statements of Condition

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (Dollars in thousands) | |
| **ASSETS** | | |
| Cash on hand and in banks | $ 3,357 | $ 3,753 |
| Investment securities available-for-sale | 4 | 7 |
| Investment in subsidiary | 110,994 | 107,351 |
| Other assets | 62 | 708 |
| Total assets | $ 114,417 | $ 111,819 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Accrued taxes and other liabilities | $ 1,489 | $ 1,446 |
| Total shareholders' equity | 112,928 | 110,373 |
| Total liabilities and shareholders' equity | $ 114,417 | $ 111,819 |

### Condensed Statements of Operations

| | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Dividend income from subsidiary | $ — | $ — | $ 7,750 |
| Interest income | 9 | 22 | 198 |
| Impairment on investment securities available-for-sale | — | — | (168) |
| Non-interest expense | (1,302) | (1,430) | (667) |
| Net income (loss) before income taxes and equity in undistributed earnings of subsidiary | (1,293) | (1,408) | 7,113 |
| Income tax benefit | 475 | 518 | 238 |
| Net income (loss) before equity in undistributed earnings of subsidiary | (818) | (890) | 7,351 |
| Equity in undistributed earnings (loss) of subsidiary | 4,278 | 347 | (18,646) |
| Net income (loss) | $ 3,460 | $ (543) | $ (11,295) |

## Condensed Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | |
| **Operating activities:** | | | |
| Net income (loss) | $ 3,460 | $ (543) | $ (11,295) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Impairment of investment securities | — | — | 168 |
| Equity in undistributed (earnings) loss of subsidiary | (4,278) | (347) | 18,646 |
| (Increase) decrease in other assets | 646 | 2,282 | (2,818) |
| Increase (decrease) in other liabilities | 212 | (495) | 127 |
| Net cash provided by operating activities | 40 | 897 | 4,828 |
| **Investing activities:** | | | |
| Principal payment on loan | — | 1,153 | 3,146 |
| Capital contribution to subsidiary | — | (1,750) | — |
| Net cash provided by (used for) investing activities | — | (597) | 3,146 |
| **Financing activities:** | | | |
| Purchase of treasury stock | — | — | (2,997) |
| Net distributions of Rabbi Trust shares | — | 544 | 41 |
| Proceeds from exercise of stock options | — | — | 830 |
| Dividends paid on common stock | (436) | (758) | (5,192) |
| Net cash used for financing activities | (436) | (214) | (7,318) |
| Increase (decrease) in cash and cash equivalents | (396) | 86 | 656 |
| Cash and cash equivalents at beginning of year | 3,753 | 3,667 | 3,011 |
| Cash and cash equivalents at end of year | $ 3,357 | $ 3,753 | $ 3,667 |

CFS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

## 18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following reflects the consolidated results of operations on a quarterly basis:

| | Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (Dollars in thousands except per share data) | | | |
| Interest income | $ 12,015 | $ 11,912 | $ 11,465 | $ 11,396 |
| Interest expense | 2,572 | 2,583 | 2,579 | 2,453 |
| Net interest income | 9,443 | 9,329 | 8,886 | 8,943 |
| Provision for loan losses | 1,710 | 817 | 525 | 825 |
| Net interest income after provision for loan losses | 7,733 | 8,512 | 8,361 | 8,118 |
| Non-interest income | 2,546 | 2,250 | 2,136 | 2,307 |
| Non-interest expense | 9,472 | 9,603 | 9,446 | 9,275 |
| Income before income taxes | 807 | 1,159 | 1,051 | 1,150 |
| Income tax expense | 109 | 178 | 188 | 232 |
| Net income | $ 698 | $ 981 | $ 863 | $ 918 |
| Basic earnings per share | $ .07 | $ .09 | $ .08 | $ .09 |
| Diluted earnings per share | .07 | .09 | .08 | .09 |
| Dividends declared per common share | .01 | .01 | .01 | .01 |

| | Year Ended December 31, 2009 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (Dollars in thousands except per share data) | | | |
| Interest income | $ 13,231 | $ 12,964 | $ 12,585 | $ 12,528 |
| Interest expense | 4,056 | 3,629 | 3,189 | 2,841 |
| Net interest income | 9,175 | 9,335 | 9,396 | 9,687 |
| Provision for loan losses | 624 | 713 | 9,430 | 1,821 |
| Net interest income (loss) after provision for loan losses | 8,551 | 8,622 | (34) | 7,866 |
| Non-interest income | 2,951 | 2,125 | 2,600 | 3,794 |
| Non-interest expense | 9,428 | 9,943 | 10,248 | 9,661 |
| Income (loss) before income taxes | 2,074 | 804 | (7,682) | 1,999 |
| Income tax expense (benefit) | 613 | 134 | (3,011) | 2 |
| Net income (loss) | $ 1,461 | $ 670 | $ (4,671) | $ 1,997 |
| Basic earnings (loss) per share | $ .14 | $ .06 | $ (.44) | $ .19 |
| Diluted earnings (loss) per share | .14 | .06 | (.44) | .19 |
| Dividends declared per common share | .01 | .01 | .01 | .01 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15(d)-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

### CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, as amended) occurred during the quarter ended December 31, 2010 that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures of the Company are being made in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria for effective internal control over financial reporting described in the *Internal Control-Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Based on this assessment, management concludes that, as of December 31, 2010, the Company's internal control over financial reporting is effective.

## ITEM 9B. OTHER INFORMATION

None.

## PART III.

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required herein is incorporated by reference to the sections of the Registrant's proxy statement for its 2011 Annual Meeting of Shareholders, which will be filed not later than 120 days after December 31, 2010 (*Proxy Statement*), titled *Proposal 1 — Election of Directors, Director Nominees and Directors Continuing in Office, Other Board Members Continuing in Office, Executive Officers, Section 16(a) Beneficial Ownership Reporting Compliance, and Audit Committee.* Information related to the Company's Code of Conduct and Ethics is incorporated by reference from the Proxy Statement under the heading *Corporate Governance Guidelines and Code of Conduct and Ethics.*

### ITEM 11. EXECUTIVE COMPENSATION

The information required herein is incorporated by reference to the sections of the Registrant's Proxy Statement titled *Executive Compensation, Director Compensation, Compensation Committee Interlocks and Insider Participation,* and *Report of the Compensation Committee.*

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required herein by Item 403 of Regulation S-K is incorporated by reference to the section of the Registrant's Proxy Statement titled *Beneficial Ownership of Common Stock by Certain Shareholders.*

*Securities Authorized for Issuance Under Equity Compensation Plans.* The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors), under which equity securities of the Company are authorized for issuance at December 31, 2010.

| Plan Category | Number of Shares to Be Issued Upon the Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options | Number of Shares Remaining Available for Future Issuance (Excluding Shares Reflected in the First Column) |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | 839,022 (1) | $ 13.44 (2) | 184,590 (3) |
| Equity Compensation Plans Not Approved by Security Holders | — | — | — |
| Total | 839,022 | $ 13.44 | 184,590 |

(1) This amount includes 650,995 shares issuable upon the exercise of outstanding stock options and 188,027 shares of restricted stock that have been issued but not yet earned or vested.

(2) Only outstanding stock options are included in this price. The outstanding restricted shares are not included in the weighted-average exercise price because these shares do not have an exercise price.

(3) This amount represents the total number of shares available for issuance in the future pursuant to stock options and other stock-based awards under the 2008 Omnibus Equity Incentive Plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required herein is incorporated by reference to the sections of the Registrant's Proxy Statement titled *Corporate Governance, Director Independence,* and *Related Party Transactions*.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required herein is incorporated by reference to the section of the Registrant's Proxy Statement titled *Fees Paid to the Independent Registered Public Accounting Firm.*

# PART IV.

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report:

(1) The following consolidated financial statements of the Company are filed with this Form 10-K under Item 8:

| Description | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 63 |
| Consolidated Statements of Financial Condition at December 31, 2010 and 2009 | 64 |
| Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008 | 65 |
| Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2010, 2009, and 2008 | 66 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008 | 67 |
| Notes to Consolidated Financial Statements | 68 |

(2) All schedules for which provision is made in the applicable accounting rules and regulations of the SEC are omitted because they are either not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3) The following exhibits are filed as part of this Form 10-K or are incorporated herein by reference.

| | |
|---|---|
| 3.1 | Articles of Incorporation of CFS Bancorp, Inc. (1) |
| 3.2 | Amended and Restated Bylaws of CFS Bancorp, Inc. (2) |
| 4.0 | Form of Stock Certificate of CFS Bancorp, Inc. (3) |
| 10.1* | Employment Agreement entered into between Citizens Financial Bank and Thomas F. Prisby (4) |
| 10.2* | Employment Agreement entered into between CFS Bancorp, Inc. and Thomas F. Prisby (4) |
| 10.3* | CFS Bancorp, Inc. Amended and Restated 1998 Stock Option Plan (5) |
| 10.4* | CFS Bancorp, Inc. Amended and Restated 1998 Recognition and Retention Plan and Trust Agreement (5) |
| 10.5* | CFS Bancorp, Inc. 2003 Stock Option Plan (6) |
| 10.6* | Employment Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank and Charles V. Cole (7) |
| 10.8* | Amended and Restated Supplemental ESOP Benefit Plan of CFS Bancorp, Inc. and Citizens Financial Services, FSB (8) |
| 10.9* | CFS Bancorp, Inc. Directors' Deferred Compensation Plan (8) |
| 10.10* | CFS Bancorp, Inc. 2008 Omnibus Equity Incentive Plan (9) |
| 10.11* | Employment Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank and Daryl D. Pomranke (7) |
| 10.12* | CFS Bancorp, Inc. 2009 Cash Incentive Compensation Program (10) |
| 10.13* | CFS Bancorp, Inc. 2010 Cash Incentive Compensation Program (12) |
| 10.14* | CFS Bancorp, Inc. 2009 Service Retention Program Agreement (10) |
| 10.15* | Form of Indemnification Agreement, dated June 15, 2009, by and between CFS Bancorp, Inc. and each of Gene Diamond and Frank D. Lester (11) |
| 10.16 | Indemnification Agreement, dated June 15, 2009, by and between CFS Bancorp, Inc. and Lawrence T. Toombs (11) |

| | |
|---|---|
| 10.17* | Amendment to the Employment Agreement between Citizens Financial Bank and Thomas F. Prisby (7) |
| 10.18* | Amendment to the Employment Agreement between CFS Bancorp, Inc. and Thomas F. Prisby (7) |
| 10.19* | Change in Control Agreement between Citizens Financial Bank and Dale S. Clapp (7) |
| 10.20* | Change in Control Agreement between Citizens Financial Bank and Daniel J. Zimmer (7) |
| 10.21* | CFS Bancorp, Inc. and Citizens Financial Bank Compensation Clawback Policy |
| 10.22* | 2010 Long-Term Cash Award Agreement between CFS Bancorp, Inc. and Thomas F. Prisby (12) |
| 10.23* | Separation Agreement between CFS Bancorp, Inc., Citizens Financial Bank, and Charles V. Cole (13) |
| 10.24* | Change in Control Agreement between CFS Bancorp, Inc., Citizens Financial Bank, and Jerry A. Weberling (13) |
| 10.25* | Employment Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank, and Jerry A. Weberling (14) |
| 21.1 | Subsidiaries of CFS Bancorp, Inc. |
| 23.0 | Consent of BKD, LLP |
| 31.1 | Rule 13a-14(a) Certification of Chief Executive Officer |
| 31.2 | Rule 13a-14(a) Certification of Chief Financial Officer |
| 32.0 | Section 1350 Certifications |

(1) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 25, 2005 (File No. 000-24611.)

(2) Incorporated by Reference to the Company's Form 8-K filed on December 17, 2010.

(3) Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 15, 2007.

(4) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 5, 2008.

(5) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 23, 2001 (File No. 000-24611.)

(6) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 31, 2003 (File No. 000-24611.)

(7) Incorporated by Reference to the Company's Form 8-K filed with the SEC on December 30, 2009.

(8) Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005 (File No. 000-24611.)

(9) Incorporated by Reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders filed with the SEC on March 17, 2008.

(10) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 4, 2009.

(11) Incorporated by Reference to the Company's Form 8-K filed with the SEC on June 19, 2009.

(12) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on April 28, 2010.

(13) Incorporated by Reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on July 28, 2010.

(14) Incorporated by Reference to the Company's Form 8-K filed with the SEC on February 23, 2011.

* Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CFS BANCORP, INC.**

Date: February 28, 2011

By: /s/ THOMAS F. PRISBY
THOMAS F. PRISBY
*Chairman of the Board and*
*Chief Executive Officer*

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas F. Prisby and Jerry A. Weberling, and each of them, the true and lawful attorney-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ THOMAS F. PRISBY<br>THOMAS F. PRISBY | *Chairman of the Board and Chief Executive Officer (principal executive officer)* | February 28, 2011 |
| /s/ JERRY A. WEBERLING<br>JERRY A. WEBERLING | *Executive Vice President and Chief Financial Officer (principal financial and accounting officer)* | February 28, 2011 |
| /s/ GREGORY W. BLAINE<br>GREGORY W. BLAINE | *Director* | February 28, 2011 |
| /s/ GENE DIAMOND<br>GENE DIAMOND | *Director* | February 28, 2011 |
| /s/ JOHN W. PALMER<br>JOHN W. PALMER | *Director* | February 28, 2011 |
| /s/ ROBERT R. ROSS<br>ROBERT R. ROSS | *Director* | February 28, 2011 |
| /s/ JOYCE M. SIMON<br>JOYCE M. SIMON | *Director* | February 28, 2011 |

EXHIBIT 31.1

CERTIFICATION

I, Thomas F. Prisby, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of CFS Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ THOMAS F. PRISBY

THOMAS F. PRISBY
*Chairman of the Board and Chief Executive Officer*

Date: February 28, 2011

EXHIBIT 31.2

CERTIFICATION

I, Jerry A. Weberling, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of CFS Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ JERRY A. WEBERLING

JERRY A. WEBERLING
*Executive Vice President and Chief Financial Officer*

Date: February 28, 2011

EXHIBIT 32.0

SECTION 1350 CERTIFICATIONS

I, Thomas F. Prisby, Chairman of the Board and Chief Executive Officer, and Jerry A. Weberling, Executive Vice President and Chief Financial Officer, of CFS Bancorp, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m(a) or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ THOMAS F. PRISBY

THOMAS F. PRISBY
*Chairman of the Board and*
*Chief Executive Officer*

Date: February 28, 2011

By: /s/ JERRY A. WEBERLING

JERRY A. WEBERLING
*Executive Vice President and*
*Chief Financial Officer*

Date: February 28, 2011

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to CFS Bancorp, Inc. and will be retained by CFS Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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